# 2025

# Annual Report

Southern Company

> " Historic demand requires historic leadership. Our foundation is strong, and our almost 30,000 teammates are committed. Together, we are building the utility of the future, driven by innovation and grounded in what's right for our customers. "

**Christopher C. Womack**
Chairman, President & CEO
Southern Company

# Chairman's Message

## Dear Fellow Stockholders,

2025 was an excellent and transformative year for Southern Company. We delivered strong financial results, strengthened our energy portfolio and continued advancing cutting-edge innovation. Across our service territory, we saw some of the most significant energy demand growth in our history — from data centers, advanced manufacturing and continued residential growth. Our teams successfully met the moment. Most importantly, at every turn, we demonstrated our commitment to putting customers first and supporting the communities we are privileged to serve.

## Keeping Customers at the Center of All We Do

For more than 125 years, customers have depended on Southern Company to power their communities, their homes and their businesses. And while our company has evolved, our number one priority has remained the same: ensuring customers receive clean, safe, reliable and affordable power. Whether it is helping their homes stay warm through the winter or cool in the summer, to the simple flip of the light switch or the family dinner coming together, our team is always there to serve the customer first.

With this customer-focused mindset, in 2025, we advanced plans to responsibly serve the extraordinary, long-term growth we're projecting to help ensure the benefits of growth are shared by everyone. As we work to add new, critical infrastructure, we have taken concrete steps to maintain predictability, deliver rate stability and drive long-term savings for our customers.

## Investing for the Future

Southern Company's grid is engineered to support significant growth and adapt to a rapidly evolving landscape. To prepare for what's ahead, we plan to invest more than $80 billion over the next five years to continue strengthening the grid, expanding generation and deploying advanced technologies that make our system smarter and more resilient.

Across our system, we are modernizing infrastructure and leveraging innovation — from advanced forecasting and analytics to next-generation grid technologies. These investments are essential to supporting economic growth, maintaining reliability during peak demand and delivering long-term value for our customers and stockholders.

## Reliability When It Matters Most

In 2025, our ability to offer reliable service was repeatedly put to the test, and we delivered time and time again. In January 2025, Winter Storm Enzo brought record-breaking snowfall and near-record energy demand across our footprint. Despite hazardous conditions, our teams were there to support our communities — restoring power for more than 115,000 customers and safely meeting record natural gas demand across multiple states. These efforts earned national recognition, but more importantly, they reflect who we are: a company trusted to deliver when it matters most.

## Delivering on Our Financial Commitments

For the eleventh year in a row, we delivered adjusted earnings performance at the top of or above our annual guidance range. With the significant capital investments we are making and the large load pipeline we have clear visibility into, we see incredible opportunities for growth ahead.

## Our Commitment in Action

Our growth is inseparable from the growth of the communities we serve, and our commitment to these communities goes well beyond the energy solutions we provide. Through philanthropic investments, employee volunteer efforts and economic development initiatives, our operating companies have been helping hometowns across our service footprint grow and prosper.

In this watershed moment for the energy industry, Southern Company is leading with purpose — delivering energy that is reliable and resilient, while investing in the infrastructure and technologies that will power communities for generations to come.

Historic demand requires historic leadership. Our foundation is strong, and our almost 30,000 teammates are committed. Together, we are building the utility of the future, driven by innovation and grounded in what's right for our customers.

Thank you for your continued confidence in Southern Company. It is a privilege to serve you.

Sincerely,

*Christopher C. Womack*

**Christopher C. Womack**
Chairman, President and Chief Executive Officer
*March 24, 2026*

# Financial Highlights

**Basic Earnings Per Share**
*(in dollars)*



| | | | | |
|---|---|---|---|---|
| $2.26 | $3.28 | $3.64 | $4.02 | $3.94 |
| '21 | '22 | '23 | '24 | '25 |

**Basic Earnings Per Share–Excluding Items***
*(in dollars)*



| | | | | |
|---|---|---|---|---|
| $3.41 | $3.60 | $3.65 | $4.05 | $4.30 |
| '21 | '22 | '23 | '24 | '25 |

\* Not a financial measure under generally accepted accounting principles. See Reconciliation of Non-GAAP Financial Metric on pages 10–11 for additional information and specific adjustments made to this measure by year.

**Return On Average Common Equity**
*(percent)*



| | | | | |
|---|---|---|---|---|
| 8.57% | 12.09% | 12.86% | 13.61% | 12.54% |
| '21 | '22 | '23 | '24 | '25 |

**Dividends Per Share**
*(in dollars)*



| | | | | |
|---|---|---|---|---|
| $2.62 | $2.70 | $2.78 | $2.86 | $2.94 |
| '21 | '22 | '23 | '24 | '25 |

| | 2025 | 2024 | Change |
|---|---|---|---|
| Operating Revenues *(in millions)* | $ 29,553 | $ 26,724 | 10.6 % |
| Earnings *(in millions)* | $ 4,341 | $ 4,401 | (1.4)% |
| Basic Earnings Per Share | $ 3.94 | $ 4.02 | (2.0)% |
| Diluted Earnings Per Share | $ 3.92 | $ 3.99 | (1.8)% |
| Dividends Per Share *(amount paid)* | $ 2.94 | $ 2.86 | 2.8 % |
| Dividend Yield *(year-end, percent)* | 3.4 | 3.5 | (2.9)% |
| Average Shares Outstanding *(in millions)* | 1,103 | 1,096 | 0.6 % |
| Return On Average Common Equity *(percent)* | 12.54 | 13.61 | (7.9)% |
| Book Value Per Share | $ 32.18 | $ 30.28 | 6.3 % |
| Market Price Per Share *(year-end, closing)* | $ 87.20 | $ 82.32 | 5.9 % |
| Total Market Value Of Common Stock *(year-end, in millions)* | $ 97,597 | $ 90,279 | 8.1 % |
| Total Assets *(in millions)* | $155,720 | $145,180 | 7.3 % |
| Total Kilowatt-Hour Sales *(in millions)* | 203,840 | 199,038 | 2.4 % |
|     Retail | 151,336 | 148,906 | 1.6 % |
|     Wholesale | 52,504 | 50,132 | 4.7 % |
| Total Utility Customers *(year-end, in thousands)* | 9,006 | 8,936 | 0.8 % |

# Board of Directors


**Christopher C. Womack**


**Janaki Akella**


**Shantella E. Cooper**


**Anthony F. Earley, Jr.**


**James O. Etheredge**


**David J. Grain**


**Donald M. James**


**John D. Johns**


**Dale E. Klein**


**David E. Meador**


**William G. Smith, Jr.**


**Kristine L. Svinicki**


**Lizanne Thomas**


**John M. Turner, Jr.**

# Management Council


**Christopher C. Womack**


**Bryan D. Anderson**


**Pedro P. Cherry**


**Stanley W. Connally, Jr.**


**Christopher Cummiskey**


**Sloane N. Drake**


**Kimberly S. Greene**

**James Y. Kerr II**

**J. Jeffrey Peoples**

**David D. Poroch**

**Peter P. Sena**

**Sterling A. Spainhour**

## Board of Directors

**Christopher C. Womack**
*Chairman, President and CEO, Southern Company*
Atlanta, GA | Age 68 | elected 2023

**Janaki Akella**
*Former Digital Transformation Leader*
*Google LLC (technology)*
Palo Alto, CA | Age 65 | elected 2019

**Shantella E. Cooper**
*Founder and CEO, Journey Forward Strategies, LLC*
*(consulting)*
Atlanta, GA | Age 58 | elected 2023

**Anthony F. Earley, Jr.**
*Retired Chairman, President and CEO*
*PG&E Corporation (energy)*
Bloomfield Hills, MI | Age 76 | elected 2019

**James O. Etheredge**
*Managing Director, Monarch Private Capital;*
*Retired CEO – North America,*
*Accenture plc (consulting and technology)*
Atlanta, GA | Age 62 | elected 2025

**David J. Grain**
*Founder and CEO*
*Grain Management, LLC (private equity firm)*
Sarasota, FL | Age 63 | elected 2012

**Donald M. James**
*Retired Chairman and CEO*
*Vulcan Materials Company (construction materials)*
Pensacola, FL | Age 77 | elected 1999

**John D. Johns**
*Senior Advisor, Blackstone Inc.,*
*Retired Chairman and CEO of DLI North America Inc.;*
*the oversight company for Protective Life Insurance*
*Corporation (insurance)*
Birmingham, AL | Age 74 | elected 2015

**Dale E. Klein**
*Reese Endowed Professor in the Cockrell School of*
*Engineering at the University of Texas at Austin;*
*former Commissioner and Chairman, U.S. Nuclear*
*Regulatory Commission (energy)*
Austin, TX | Age 78 | elected 2010

**David E. Meador**
*Retired Vice Chairman and Chief Administrative*
*Officer, DTE Energy (energy)*
Bloomfield Hills, MI | Age 69 | elected 2023

**William G. Smith, Jr.**
*Chairman, President and CEO*
*Capital City Bank Group, Inc. (banking)*
Tallahassee, FL | Age 72 | elected 2006

**Kristine L. Svinicki**
*Adjunct Professor, University of Michigan;*
*former Commissioner and Chairman,*
*U.S. Nuclear Regulatory Commission (energy)*
Milwaukee, WI | Age 59 | elected 2021

**Lizanne Thomas**
*Retired Partner, Jones Day (legal)*
Atlanta, GA | Age 68 | elected 2023

**John M. Turner, Jr.**
*Chairman, President and CEO*
*Regions Financial Corporation (banking)*
Birmingham, AL | Age 64 | elected 2025

---

## Management Council

**Christopher C. Womack**
*Chairman, President and CEO*
Womack, 68, joined the company in 1988

**Bryan D. Anderson**
*Executive Vice President and President,*
*External Affairs*
Anderson, 59, joined the company in 2010

**Pedro P. Cherry**
*Chairman, President and CEO, Mississippi Power*
Cherry, 55, joined the company in 1994

**Stanley W. Connally, Jr.**
*Executive Vice President and Chief Operating Officer*
Connally, 56, joined the company in 1989

**Christopher Cummiskey**
*Executive Vice President, Chief Commercial Officer,*
*Southern Company and Chairman, President and CEO,*
*Southern Company Services, Inc.*
Cummiskey, 51, joined the company in 2013

**Sloane N. Drake**
*Executive Vice President and*
*Chief Human Resources Officer*
Drake, 49, joined the company in 2001

**Kimberly S. Greene**
*Chairman, President and CEO, Georgia Power*
Greene, 59, joined the company in 1991

**James Y. Kerr II**
*Chairman, President and CEO,*
*Southern Company Gas*
Kerr, 62, joined the company in 2014

**J. Jeffrey Peoples**
*Chairman, President and CEO, Alabama Power*
Peoples, 66, joined the company in 1984

**David P. Poroch**
*Executive Vice President and Chief Financial Officer*
Poroch, 57, joined the company in 2012

**Peter P. Sena**
*Chairman, President and CEO, Southern Nuclear*
Sena, 62, joined the company in 2019

**Sterling A. Spainhour**
*Executive Vice President and Chief Legal Officer*
Spainhour, 56, joined the company in 2016

## *Financial Contents*

# *Definitions*

When used in this Annual Report, the following terms will have the meanings indicated.

**2022 ARP**
Georgia Power's Alternate Rate Plan approved by the Georgia PSC in 2022 for the years 2023 through 2025

**2023 IRP Update**
Georgia Power's updated IRP filed in 2023 and approved by the Georgia PSC in April 2024 as modified by a stipulation among Georgia Power, the staff of the Georgia PSC, and certain intervenors

**AFUDC**
Allowance for funds used during construction

**Alabama Power**
Alabama Power Company

**Amended and Restated Loan Guarantee Agreement**
Loan guarantee agreement entered into by Georgia Power with the DOE in 2014, as amended and restated in 2019, under which the proceeds of borrowings were used to reimburse Georgia Power for Eligible Project Costs incurred in connection with its construction of Plant Vogtle Units 3 and 4

**AOCI**
Accumulated other comprehensive income

**ARO**
Asset retirement obligation

**ASU**
Accounting Standards Update

**Atlanta Gas Light**
Atlanta Gas Light Company, a wholly-owned subsidiary of Southern Company Gas

**CAMT**
Corporate alternative minimum tax

**CCN**
Certificate of convenience and necessity

**CCR**
Coal combustion residuals

**CCR Rule**
Disposal of Coal Combustion Residuals from Electric Utilities final rule published by the EPA in 2015

**Chattanooga Gas**
Chattanooga Gas Company, a wholly-owned subsidiary of Southern Company Gas

**Clean Air Act**
Clean Air Act Amendments of 1990

**CO$_2$**
Carbon dioxide

**COD**
Commercial operation date

**CODM**
Chief operating decision maker

**Cooperative Energy**
Electric generation and transmission cooperative in Mississippi

**CWIP**
Construction work in progress

**Dalton**
City of Dalton, Georgia, an incorporated municipality in the state of Georgia, acting by and through its Board of Water, Light, and Sinking Fund Commissioners

**Dalton Pipeline**
A pipeline facility in Georgia in which Southern Company Gas has a 50% undivided ownership interest

**DOE**
U.S. Department of Energy

**ECCR**
Georgia Power's Environmental Compliance Cost Recovery tariff

**ECO Plan**
Mississippi Power's environmental compliance overview plan

**ELG**
Effluent limitations guidelines

**Eligible Project Costs**
Certain costs of construction relating to Plant Vogtle Units 3 and 4 that are eligible for financing under the loan guarantee program established under Title XVII of the Energy Policy Act of 2005

**EPA**
U.S. Environmental Protection Agency

**FASB**
Financial Accounting Standards Board

**FCC**
Federal Communications Commission

**FERC**
Federal Energy Regulatory Commission

**FFB**
Federal Financing Bank

**FFB Credit Facilities**
Note purchase agreements among the DOE, Georgia Power, and the FFB and related promissory notes which provide for two multi-advance term loan facilities

**Fitch**
Fitch Ratings, Inc.

**FP&L**
Florida Power and Light Company

**GAAP**
U.S. generally accepted accounting principles

**Georgia Power**
Georgia Power Company

**GHG**
Greenhouse gas

**GRAM**
Atlanta Gas Light's Georgia Rate Adjustment Mechanism

## Definitions

**GW**
Gigawatt

**Heating Degree Days**
A measure of weather, calculated when the average daily temperatures are less than 65 degrees Fahrenheit

**Heating Season**
The period from November through March when Southern Company Gas' natural gas usage and operating revenues are generally higher

**HLBV**
Hypothetical liquidation at book value

**IGCC**
Integrated coal gasification combined cycle, the technology originally approved for Mississippi Power's Kemper County energy facility

**IIC**
Intercompany Interchange Contract

**Illinois Commission**
Illinois Commerce Commission

**Internal Revenue Code**
Internal Revenue Code of 1986, as amended

**IPP**
Independent power producer

**IRA**
Inflation Reduction Act of 2022

**IRP**
Integrated resource plan

**IRS**
Internal Revenue Service

**ITC**
Investment tax credit

**KWH**
Kilowatt-hour

**LIFO**
Last-in, first-out

**LNG**
Liquefied natural gas

**LTSA**
Long-term service agreement

**Marketers**
Marketers selling retail natural gas in Georgia and certificated by the Georgia PSC

**MEAG Power**
Municipal Electric Authority of Georgia

**Mississippi Power**
Mississippi Power Company

**mmBtu**
Million British thermal units

**Moody's**
Moody's Investors Service, Inc.

**MPUS**
Mississippi Public Utilities Staff

**MRA**
Municipal and Rural Associations

**MW**
Megawatt

**natural gas distribution utilities**
Southern Company Gas' natural gas distribution utilities (Nicor Gas, Atlanta Gas Light, Virginia Natural Gas, and Chattanooga Gas)

**NCCR**
Georgia Power's Nuclear Construction Cost Recovery tariff

**NDR**
Alabama Power's Natural Disaster Reserve

**Nicor Gas**
Northern Illinois Gas Company, a wholly-owned subsidiary of Southern Company Gas

**NRC**
U.S. Nuclear Regulatory Commission

**NYMEX**
New York Mercantile Exchange, Inc.

**NYSE**
New York Stock Exchange

**OBBB**
One Big Beautiful Bill Act

**OCI**
Other comprehensive income

**OPC**
Oglethorpe Power Corporation (an electric membership corporation)

**OTC**
Over-the-counter

**PEP**
Mississippi Power's Performance Evaluation Plan

**PowerSecure**
PowerSecure, Inc., a wholly-owned subsidiary of Southern Company

**PowerSouth**
PowerSouth Energy Cooperative

**PPA**
Power purchase agreements, as well as, for Southern Power, contracts for differences that provide the owner of a renewable facility a certain fixed price for the electricity sold to the grid

**PSC**
Public Service Commission

**PTC**
Production tax credit

# *Definitions*

**Rate CNP**
Alabama Power's Rate Certificated New Plant, consisting of Rate CNP New Plant, Rate CNP Compliance, Rate CNP PPA, and Rate CNP Depreciation

**Rate ECR**
Alabama Power's Rate Energy Cost Recovery

**Rate NDR**
Alabama Power's Rate Natural Disaster Reserve

**Rate RSE**
Alabama Power's Rate Stabilization and Equalization

**Registrants**
Southern Company, Alabama Power, Georgia Power, Mississippi Power, Southern Power Company, and Southern Company Gas

**RFP**
Request for proposals

**ROE**
Return on equity

**S&P**
S&P Global Ratings, a division of S&P Global Inc.

**SAVE**
Steps to Advance Virginia's Energy, an infrastructure replacement program at Virginia Natural Gas

**SCS**
Southern Company Services, Inc., the Southern Company system service company and a wholly-owned subsidiary of Southern Company

**SEC**
U.S. Securities and Exchange Commission

**SEGCO**
Southern Electric Generating Company, 50% owned by each of Alabama Power and Georgia Power

**SNG**
Southern Natural Gas Company, L.L.C., a pipeline system in which Southern Company Gas has a 50% ownership interest

**SOFR**
Secured Overnight Financing Rate

**Southern Company**
The Southern Company

**Southern Company Gas**
Southern Company Gas and its subsidiaries

**Southern Company Gas Capital**
Southern Company Gas Capital Corporation, a wholly-owned subsidiary of Southern Company Gas

**Southern Company power pool**
The operating arrangement whereby the integrated generating resources of the traditional electric operating companies and Southern Power (excluding subsidiaries) are subject to joint commitment and dispatch in order to serve their combined load obligations

**Southern Company system**
Southern Company, the traditional electric operating companies, Southern Power, Southern Company Gas, SEGCO, Southern Nuclear, SCS, Southern Linc, PowerSecure, and other subsidiaries

**Southern Holdings**
Southern Company Holdings, Inc., a wholly-owned subsidiary of Southern Company

**Southern Linc**
Southern Communications Services, Inc., a wholly-owned subsidiary of Southern Company, doing business as Southern Linc

**Southern Nuclear**
Southern Nuclear Operating Company, Inc., a wholly-owned subsidiary of Southern Company

**Southern Power**
Southern Power Company and its subsidiaries

**SouthStar**
SouthStar Energy Services, LLC (a Marketer), a wholly-owned subsidiary of Southern Company Gas

**SP Solar**
SP Solar Holdings I, LP, a limited partnership indirectly owning substantially all of Southern Power's solar and battery energy storage facilities, in which Southern Power has a 67% ownership interest

**SP Wind**
SP Wind Holdings II, LLC, a holding company owning a portfolio of eight operating wind facilities and wholly-owned by Southern Power as of December 31, 2025, was previously in a tax equity arrangement where Southern Power was the controlling partner through December 31, 2025

**SRR**
Mississippi Power's System Restoration Rider, a tariff for retail property damage cost recovery and reserve

**Subsidiary Registrants**
Alabama Power, Georgia Power, Mississippi Power, Southern Power, and Southern Company Gas

**Tax Reform Legislation**
The Tax Cuts and Jobs Act, which became effective on January 1, 2018

**traditional electric operating companies**
Alabama Power, Georgia Power, and Mississippi Power

**U.S. Treasury**
U.S. Department of the Treasury

**VIE**
Variable interest entity

**Virginia Commission**
Virginia State Corporation Commission

**Virginia Natural Gas**
Virginia Natural Gas, Inc., a wholly-owned subsidiary of Southern Company Gas

**Vogtle Owners**
Georgia Power, OPC, MEAG Power, and Dalton

## Reconciliation of Non-GAAP Financial Metric

| (In millions, except earnings per share) | 2025 | 2024 | 2023 | 2022 | 2021 |
|---|---|---|---|---|---|
| | **Year Ended December 31,** | | | | |
| **Net Income – GAAP** | **$4,341** | **$4,401** | **$3,976** | **$ 3,524** | **$ 2,393** |
| **Average Shares Outstanding** | **1,103** | **1,096** | **1,092** | **1,075** | **1,061** |
| **Basic Earnings Per Share** | **$ 3.94** | **$ 4.02** | **$ 3.64** | **$ 3.28** | **$ 2.26** |
| | | | | | |
| **Net Income – GAAP** | **$4,341** | **$4,401** | **$3,976** | **$ 3,524** | **$ 2,393** |
| Less Non-GAAP Excluded Items: | | | | | |
| Estimated Loss on Plants Under Construction[1] | 46 | 7 | 51 | (199) | (1,703) |
| Tax Impact | (15) | (15) | (13) | 51 | 433 |
| Accelerated Depreciation from Repowering[2] | (284) | (9) | — | — | — |
| Tax Impact | 63 | 2 | — | — | — |
| Loss on Extinguishment of Debt[3] | (252) | — | (5) | — | (23) |
| Tax Impact | 63 | — | 1 | — | 6 |
| Disposition Impacts[4] | 2 | — | (1) | (115) | 209 |
| Tax Impact | (1) | — | 33 | 32 | (90) |
| Estimated Loss on Nicor Gas Capital Investments[5] | (63) | — | (96) | — | — |
| Tax Impact | 16 | — | 24 | — | — |
| Adjustment to Certain Tax Benefit from Tax Reform[6] | 19 | — | — | — | — |
| Impairments[7] | — | (36) | — | (119) | (91) |
| Tax Impact | — | 9 | — | — | 19 |
| Wholesale Gas Services[8] | — | — | — | — | 18 |
| Tax Impact | — | — | — | — | (3) |
| **Net Income – Excluding Items** | **$4,747** | **$4,443** | **$3,982** | **$ 3,874** | **$ 3,618** |
| **Basic Earnings Per Share – Excluding Items** | **$ 4.30** | **$ 4.05** | **$ 3.65** | **$ 3.60** | **$ 3.41** |

(1) Net income for the years ended December 31, 2025, 2024, 2023, 2022, and 2021 includes pre-tax net credits/(charges) to income of $60 million ($45 million after tax), $21 million ($16 million after tax), $68 million ($50 million after tax), $(183) million ($(137) million after tax), and $(1.7) billion ($(1.3) billion after tax), respectively, related to the estimated probable loss associated with construction of Plant Vogtle Units 3 and 4, including the impact of joint owner cost-sharing. Site demobilization efforts were completed and remaining contractor obligations were finalized during 2025. Additionally, net income for the years ended December 31, 2025 and 2024 includes income tax charges of $4 million and $14 million, respectively, related to the remeasuring of deferred tax assets associated with the previously recognized estimated probable loss on Plant Vogtle Units 3 and 4 due to a change in the State of Georgia corporate tax rate. Further charges related to the remeasuring of deferred tax assets may occur; however, the amount and timing are uncertain. Net income for all periods presented also includes charges (net of salvage proceeds), associated legal expenses (net of insurance recoveries), and tax impacts related to Mississippi Power's Kemper IGCC. Dismantlement of the abandoned gasifier-related assets was completed at the end of 2025. Site restoration activities are substantially complete, and any additional costs are expected to be immaterial.

(2) Net income for the years ended December 31, 2025 and 2024 includes pre-tax charges, net of noncontrolling interests impacts, associated with accelerated depreciation related to the repowering of certain wind facilities at Southern Power. Accelerated depreciation related to the equipment being replaced will continue until the commercial operation dates of the repowering projects, which are projected to occur between the third quarter 2026 and the third quarter 2027. At December 31, 2025, the remaining pre-tax accelerated depreciation is projected to total approximately $490 million in 2026 and $100 million in 2027.

(3) Net income for the years ended December 31, 2025, 2023, and 2021 includes costs associated with the extinguishment of debt at Southern Company. Similar transaction costs may occur in the future at Southern Company or one of its unregulated subsidiaries; however, the amount and timing of any such costs are uncertain.

(4) Net income for the year ended December 31, 2025 includes a pre-tax gain of $2 million ($1 million after tax) related to the sale of a multi-use commercial facility development at Alabama Power. Net income for the year ended December 31, 2023 includes a $35 million favorable tax impact related to a reversal of an uncertain tax position associated with the 2019 sale of Gulf Power. Net income for the years ended December 31, 2023 and 2022 includes disposition impacts associated with the sales of two Southern Company Gas natural gas storage facilities, including pre-tax impairment charges totaling $131 million ($99 million after tax) for the year ended December 31, 2022. Net income for the year ended December 31, 2022 also includes a $14 million pre-tax ($11 million after-tax) gain as a result of the early termination of the transition services agreement related to the 2019 sale of Gulf Power. Net income for the year ended December 31, 2021 includes: (i) a $93 million pre-tax ($99 million after-tax) gain associated with the termination of a leasehold interest in assets associated with two leveraged lease projects; (ii) $16 million of income tax benefits recognized as the result of another leveraged lease investment disposition; and (iii) a $121 million pre-tax ($92 million after-tax) gain on the sale of Sequent, as well as $85 million of additional tax expense due to the resulting changes in state apportionment rates. Further impacts may result from future disposition activities; however, the amount and timing of any such impacts are uncertain.

(5) Net income for the years ended December 31, 2025 and 2023 includes an estimated loss of $63 million ($47 million after tax) and $96 million ($72 million after tax), respectively, at Southern Company Gas related to Nicor Gas capital investment disallowances by the Illinois Commission. Further charges may occur; however, the amount and timing of any such charges are uncertain.

(6) Net income for the year ended December 31, 2025 includes a tax benefit totaling $19 million at Southern Company Gas related to an adjustment to the 2017 Tax Cuts and Jobs Act impact on certain deferred income tax balances resulting from Internal Revenue Service private letter rulings. Additional adjustments are not expected.

## Reconciliation of Non-GAAP Financial Metric

(7) Net income for the year ended December 31, 2024 includes a pre-tax impairment loss of $36 million ($27 million after tax) associated with the discontinued development of a multi-use commercial facility at Alabama Power. Net income for the year ended December 31, 2022 includes an impairment charge of $119 million associated with goodwill at PowerSecure. Net income for the year ended December 31, 2021 includes pre-tax impairment charges totaling $84 million ($67 million after tax) related to Southern Company Gas' investment in the PennEast Pipeline project, as well as impairment charges associated with two leveraged leases. Impairment charges may occur in the future; however, the amount and timing of any such charges are uncertain.

(8) Net income for the year ended December 31, 2021 includes the Wholesale Gas Services business, which was sold on July 1, 2021. Presenting net income and earnings per share excluding Wholesale Gas Services provided an additional measure of operating performance that excluded the volatility resulting from mark-to-market and lower of weighted average cost or current market price accounting adjustments.

## *Cautionary Statement Regarding Forward-Looking Statements*

Southern Company's Annual Report contains forward-looking statements. Forward-looking statements include, among other things, statements concerning regulated rates, the strategic goals for the business, customer and sales growth, economic conditions, including interest rates, tariffs, and inflation, cost recovery and other rate actions, projected equity ratios, current and proposed environmental regulations and related compliance plans and estimated expenditures, GHG emissions reduction goals, pending or potential litigation matters, access to sources of capital, projections for the qualified pension plans, postretirement benefit plans, and nuclear decommissioning trust fund contributions, financing activities, completion dates and costs of construction projects, filings with state and federal regulatory authorities, federal and state income tax benefits, estimated sales and purchases under power sale and purchase agreements, and estimated construction plans and expenditures. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or "continue" or the negative of these terms or other similar terminology. There are various factors that could cause actual results to differ materially from those suggested by the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized. These factors include:

- the impact of recent and future federal and state legal and regulatory changes, including tax, environmental, and other laws and regulations to which Southern Company and its subsidiaries are subject, as well as changes in application of existing laws, regulations, and guidance;
- the extent and timing of costs and legal requirements related to CCR;
- current and future litigation or regulatory investigations, proceedings, or inquiries, including litigation related to the Kemper County energy facility;
- the effects, extent, and timing of the entry of additional competition in the markets in which Southern Company's subsidiaries operate, including from the development and deployment of alternative energy sources;
- variations in demand for electricity and natural gas, including uncertainties related to projected significant growth in electricity demand driven primarily by data centers and other large load customers, and the related requirement for substantial new generation and transmission investments, creating capital access and revenue recovery risks for the traditional electric operating companies;
- customer affordability matters;
- available sources and costs of natural gas and other fuels and commodities;
- the ability to complete necessary or desirable pipeline expansion or infrastructure projects, limits on pipeline capacity, public and policymaker support for such projects, and operational interruptions to natural gas distribution and transmission activities;
- transmission constraints;
- the ability to control costs and avoid cost and schedule overruns during the development, construction, and operation of facilities or other projects due to challenges which include, but are not limited to, changes in labor costs, availability, and productivity; challenges with the management of contractors or vendors; subcontractor performance; adverse weather conditions; shortages, delays, increased costs, or inconsistent quality of equipment, materials, and labor; contractor or supplier delay; the impacts of inflation and trade policies (including tariffs and other trade measures) of the United States and other countries; delays due to judicial or regulatory action; nonperformance under construction, operating, or other agreements; operational readiness, including specialized operator training and required site safety programs; engineering or design problems or any remediation related thereto; design and other licensing-based compliance matters; challenges with start-up activities, including major equipment failure, or system integration, and/or operational performance; challenges related to future epidemic or pandemic health events; continued public and policymaker support for projects; environmental and geological conditions; delays or increased costs to interconnect facilities to transmission grids; and increased financing costs as a result of changes in interest rates or as a result of project delays;
- legal proceedings and regulatory approvals and actions related to past, ongoing, and proposed construction projects, including state PSC or other applicable state regulatory agency approvals and FERC and NRC actions;
- the ability to construct facilities in accordance with the requirements of permits and licenses, to satisfy any environmental performance standards and the requirements of tax credits and other incentives, and to integrate facilities into the Southern Company system upon completion of construction;
- investment performance of the employee and retiree benefit plans and nuclear decommissioning trust funds and, with respect to retiree benefit plans, changes in actuarial assumptions and differences between the assumptions and actual values, any of the foregoing of which could cause additional funding requirements;
- advances in technology, including the pace and extent of development of low- to no-carbon energy and battery energy storage technologies and the impact of advancing technology on data center and other large load customer demand;
- performance of counterparties under ongoing renewable energy partnerships and development agreements;
- state and federal rate regulations and the impact of pending and future rate cases and negotiations, including rate actions relating to ROE, equity ratios, additional generating capacity and transmission facilities, extension of retirement dates for fossil fuel plants, and fuel and other cost recovery mechanisms;

## Cautionary Statement Regarding Forward-Looking Statements

- the ability to successfully operate the traditional electric operating companies', SEGCO's, and Southern Power's generation, transmission, distribution, and battery energy storage facilities, as applicable, and Southern Company Gas' natural gas distribution and storage facilities and the successful performance of necessary corporate functions;
- the inherent risks involved in operating nuclear generating facilities;
- the inherent risks involved in generation, transmission, and distribution of electricity and transportation and storage of natural gas, including accidents, explosions, fires, mechanical problems, discharges or releases of toxic or hazardous substances or gases, and other environmental risks;
- the performance of projects undertaken by the non-utility businesses and the success of efforts to invest in and develop new opportunities;
- internal restructuring or other restructuring options that may be pursued;
- potential business strategies, including acquisitions or dispositions of assets or businesses, or interests therein, which cannot be assured to be completed or beneficial to Southern Company or its subsidiaries;
- the ability of counterparties of Southern Company and its subsidiaries to make payments as and when due and to perform as required;
- the ability to obtain new short- and long-term contracts with wholesale customers;
- the direct or indirect effect on the Southern Company system's business resulting from cyber intrusion or physical attack and the threat of cyber and physical attacks;
- global and U.S. economic conditions, including impacts from geopolitical conflicts, recession, inflation, changes in trade policies (including tariffs and other trade measures) of the United States and other countries, interest rate fluctuations, and financial market conditions, and the results of financing efforts;
- prolonged or recurring U.S. federal government shutdowns;
- access to capital markets and other financing sources;
- changes in Southern Company's and any of its subsidiaries' credit ratings;
- the ability of the traditional electric operating companies to obtain additional generating capacity (or sell excess generating capacity) at competitive prices;
- catastrophic events such as fires, including wildfires, land movement, earthquakes, explosions, floods, high winds, tornadoes, hurricanes and other storms, solar flares, droughts, future epidemic or pandemic health events, wars, political unrest, or other similar occurrences;
- the direct or indirect effects on the Southern Company system's business resulting from incidents affecting the U.S. electric grid, natural gas pipeline infrastructure, or operation of generating or storage resources;
- impairments of goodwill or long-lived assets;
- the effect of accounting pronouncements issued periodically by standard-setting bodies; and
- other factors discussed elsewhere herein and in other reports filed by the Registrants from time to time with the SEC.

**Southern Company expressly disclaims any obligation to update any forward-looking statements.**

## Southern Company Business

Southern Company is a holding company that owns all of the outstanding common stock of three traditional electric operating companies, Southern Power Company, and Southern Company Gas. The traditional electric operating companies – Alabama Power, Georgia Power, and Mississippi Power – are each vertically integrated utilities providing electric service to retail customers in three Southeastern states in addition to wholesale customers in the Southeast. Southern Power Company is an operating public utility company. The term "Southern Power" when used herein refers to Southern Power Company and its subsidiaries, while the term "Southern Power Company" when used herein refers only to the Southern Power parent company. Southern Power develops, constructs, acquires, owns, operates, and manages power generation assets, including battery energy storage projects, and sells electricity at market-based rates in the wholesale market. Southern Company Gas is an energy services holding company whose primary business is the distribution of natural gas in four states – Illinois, Georgia, Virginia, and Tennessee – through the natural gas distribution utilities. Southern Company Gas is also involved in several other businesses that are complementary to the distribution of natural gas.

Southern Company also owns SCS, Southern Linc, Southern Holdings, Southern Nuclear, PowerSecure, and other direct and indirect subsidiaries. SCS, the system service company, has contracted with Southern Company, each of the Subsidiary Registrants, Southern Nuclear, SEGCO, and other subsidiaries to furnish, at direct or allocated cost and upon request, the following services: general executive and advisory, general and design engineering, operations, purchasing, accounting, finance, treasury, legal, tax, information technology, marketing, auditing, insurance and pension administration, human resources, systems and procedures, digital wireless communications, cellular tower space, and other services with respect to business and operations, construction management, and Southern Company power pool transactions. Southern Linc provides digital wireless communications for use by Southern Company and its subsidiary companies and also markets these services to the public and provides fiber optics services through its subsidiary, Southern Telecom, Inc. Southern Linc's system covers approximately 122,000 square miles in the Southeast. Southern Holdings is an intermediate holding company subsidiary, which, through its subsidiaries, invests in various projects and insures various risk exposures of Southern Company and its subsidiaries. Southern Nuclear operates and provides services to the Southern Company system's nuclear power plants. PowerSecure develops distributed energy and resilience solutions and deploys microgrids for commercial, industrial, governmental, and utility customers.

## Five-Year Cumulative Performance Graph

This performance graph compares the cumulative total shareholder return on Southern Company's common stock with the Standard & Poor's 500 index and the Philadelphia Utility Index for the past five years. The graph assumes that $100 was invested on December 31, 2020 in Southern Company's common stock and each of the indices and that all dividends were reinvested. The stockholder return shown for the five-year historical period may not be indicative of future performance.



|                              | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|------------------------------|------|------|------|------|------|------|
| Southern Company             | 100  | 116  | 126  | 129  | 157  | 171  |
| Philadelphia Utilities Index | 100  | 118  | 119  | 108  | 131  | 153  |
| S&P 500                      | 100  | 129  | 105  | 133  | 166  | 196  |

## Available Information

Southern Company's Annual Report on Form 10-K for the year ended December 31, 2025 (Form 10-K), as well as other documents filed by Southern Company pursuant to the Securities Exchange Act of 1934, as amended, are available electronically at http://www.sec.gov.

**A copy of the Form 10-K as filed with the SEC will be provided without charge upon written request to the office of the Corporate Secretary. Requests for copies should be directed to the Corporate Secretary, 30 Ivan Allen Jr. Blvd., N.W., Atlanta, GA 30308.**

The "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Annual Report can be found in Item 7 of Southern Company's Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 19, 2025.

## Management's Report on Internal Control Over Financial Reporting

**Southern Company and Subsidiary Companies**

The management of Southern Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Exchange Act Rule 13a-15(f). A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Under management's supervision, an evaluation of the design and effectiveness of Southern Company's internal control over financial reporting was conducted based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Southern Company's internal control over financial reporting was effective as of December 31, 2025.

Deloitte & Touche LLP, as auditors of Southern Company's financial statements, has issued an attestation report on the effectiveness of Southern Company's internal control over financial reporting as of December 31, 2025, which is included herein.

**Christopher C. Womack**
*Chairman, President, and Chief Executive Officer*

**David P. Poroch**
*Executive Vice President and Chief Financial Officer*

February 18, 2026

# Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of The Southern Company and Subsidiary Companies

## Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Southern Company and Subsidiary Companies (Southern Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited Southern Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Southern Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

## Basis for Opinions

Southern Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on Southern Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Southern Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the Audit Committee of Southern Company's Board of Directors and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex

# Report of Independent Registered Public Accounting Firm

judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### *Impact of Rate Regulation on the Financial Statements – Refer to Note 1 (Summary of Significant Accounting Policies – Regulatory Assets and Liabilities) and Note 2 (Regulatory Matters) to the financial statements*

*Critical Audit Matter Description*
Southern Company's traditional electric operating companies and natural gas distribution utilities (the "regulated utility subsidiaries") are subject to rate regulation by their respective state Public Service Commissions or other applicable state regulatory agencies and wholesale regulation by the Federal Energy Regulatory Commission (collectively, the "Commissions"). Management has determined that the regulated utility subsidiaries meet the requirements under accounting principles generally accepted in the United States of America to utilize specialized rules to account for the effects of rate regulation in the preparation of its financial statements. Accounting for the economics of rate regulation may impact multiple financial statement line items and disclosures.

The Commissions set the rates the regulated utility subsidiaries are permitted to charge customers. Rates are determined and approved in regulatory proceedings based on an analysis of the applicable regulated utility subsidiary's costs to provide utility service and a return on, and recovery of, its investment in the utility business. Current and future regulatory decisions can have an impact on the recovery of costs, the rate of return earned on investments, and the timing and amount of assets to be recovered through rates. The Commissions' regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. While Southern Company's regulated utility subsidiaries expect to recover costs from customers through regulated rates, there is a risk that the Commissions will not approve: (1) full recovery of the costs of providing utility service, or (2) full recovery of all amounts invested in the utility business and a reasonable return on those investments.

We identified the impact of rate regulation related to certain assets and liabilities as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and/or the high degree of subjectivity involved in assessing the potential impact of future regulatory orders on incurred costs. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs, (2) a disallowance of part of the cost of recently completed plant or plant under construction, and/or (3) a refund to customers. Auditing these judgments, which include assumptions about the outcome of future decisions by the Commissions, required specialized knowledge of accounting for rate regulations and the rate setting process due to its inherent complexities.

*How the Critical Audit Matter Was Addressed in the Audit*
Our audit procedures related to the impact of rate regulation on certain assets and liabilities included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of (1) the recovery in future rates of certain incurred costs and (2) refunds or future reductions in rates that should be reported as regulatory liabilities; and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering certain costs in future rates or of a future reduction in rates. We also tested the effectiveness of management's controls over the initial recognition of certain regulatory assets or liabilities.
- We read and evaluated relevant regulatory orders issued and/or other relevant publicly available information to assess the likelihood of recovery of certain incurred costs in future rates or of a future reduction in rates based on precedents of the treatment of similar costs under similar circumstances.
- We tested certain incurred costs recorded as regulatory assets or liabilities during the period for completeness and accuracy.
- We obtained representation from management regarding the likelihood of recoverability of incurred costs and potential refund or future reduction in rates to assess management's assertions about the likelihood of recovery, refund, or a future reduction in rates.
- We evaluated Southern Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments, including where there is a high degree of subjectivity involved in assessing the potential impact of future regulatory orders on incurred costs.

*Deloitte & Touche LLP*

Atlanta, Georgia
February 18, 2026

We have served as Southern Company's auditor since 2002.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

### OVERVIEW

#### Business Activities

Southern Company is a holding company that owns all of the common stock of three traditional electric operating companies, Southern Power, and Southern Company Gas and owns other direct and indirect subsidiaries. The primary businesses of the Southern Company system are electricity sales by the traditional electric operating companies and Southern Power and the distribution of natural gas by Southern Company Gas. Southern Company's reportable segments are the sale of electricity by the traditional electric operating companies, the sale of electricity in the competitive wholesale market by Southern Power, and the distribution of natural gas and other complementary products and services by Southern Company Gas. See Note 16 to the financial statements for additional information.

- The traditional electric operating companies – Alabama Power, Georgia Power, and Mississippi Power – are vertically integrated utilities providing electric service to retail customers in three Southeastern states in addition to wholesale customers in the Southeast.
- Southern Power develops, constructs, acquires, owns, operates, and manages power generation assets, including battery energy storage projects, and sells electricity at market-based rates in the wholesale market. Southern Power continually seeks opportunities to execute its strategy to create value through various transactions including acquisitions, dispositions, and sales and purchases of partnership interests, development and construction of new generating facilities, and entry into PPAs primarily with investor-owned utilities, IPPs, municipalities, electric cooperatives, and other load-serving entities, as well as commercial and industrial customers. In general, Southern Power commits to the construction or acquisition of new generating capacity only after entering into or assuming long-term PPAs for the new facilities.
- Southern Company Gas is an energy services holding company whose primary business is the distribution of natural gas. Southern Company Gas owns natural gas distribution utilities in four states – Illinois, Georgia, Virginia, and Tennessee – and is also involved in several other complementary businesses. Southern Company Gas manages its business through three reportable segments – gas distribution operations, gas pipeline investments, and gas marketing services, which includes SouthStar, a Marketer and provider of energy-related products and services to natural gas choice markets – and one non-reportable segment, all other. See Notes 7, 15, and 16 to the financial statements for additional information.

Southern Company's other business activities include providing distributed energy and resilience solutions and deploying microgrids for commercial, industrial, governmental, and utility customers, as well as investments in telecommunications. Management continues to evaluate the contribution of each of these activities to total shareholder return and may pursue acquisitions, dispositions, and other strategic ventures or investments accordingly.

See FUTURE EARNINGS POTENTIAL herein for a discussion of many factors that could impact the Registrants' future results of operations, financial condition, and liquidity.

#### Recent Developments

##### *Alabama Power*

##### *Jurisdictional Separation Study Order*
On June 5, 2025, the Alabama PSC approved an order authorizing Alabama Power to implement changes related to the Jurisdictional Separation Study (JSS) under Rate RSE, which allocates costs between retail and other electric services. For 2026, a revised JSS allocation factor will account for Alabama Power system capacity previously allocated to wholesale electric services that is being used for retail electric service starting January 1, 2026. In addition, Alabama Power is authorized to establish a regulatory asset to defer certain costs associated with this capacity for 2026, and those costs are estimated to be approximately $100 million. Beginning in 2027, Alabama Power will amortize the regulatory asset on a levelized basis over a period not exceeding 10 years.

##### *Reliability Reserve Accounting Order*
In 2025, Alabama Power utilized $30 million of the reliability reserve for reliability-related transmission, distribution, and generation expenses and accrued $83 million to the reliability reserve in accordance with procedures established in the reliability reserve accounting order. In addition, Alabama Power notified the Alabama PSC through its annual RSE filing of its intent to utilize $60 million of its reliability reserve balance in 2026. See Note 2 to the financial statements under "Alabama Power – Reliability Reserve Accounting Order" for additional information.

##### *Rate CNP New Plant*
On August 13, 2025, the Alabama PSC approved Alabama Power's petition for a CCN authorizing Alabama Power to complete the acquisition of the Lindsay Hill Generating Station (879.7 MWs), which had been approved by the FERC on June 6, 2025. The transaction closed on September 30, 2025. See Notes 2 and 15 to the financial statements under "Alabama Power – Rate CNP New Plant" and "Alabama Power," respectively, for additional information.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

### Nuclear Production Tax Credits Order

On October 7, 2025, the Alabama PSC issued an order authorizing Alabama Power to establish a regulatory liability for nuclear PTCs received through its nuclear generating facilities pursuant to Internal Revenue Code §45U for tax years 2024 through 2032. The §45U PTCs will be deferred as a regulatory liability until the Alabama PSC provides direction on how to apply them for the benefit of customers. For the 2024 tax year, Alabama Power received $180 million in §45U PTCs on Southern Company's consolidated federal income tax return. The ultimate outcome of this matter cannot be determined at this time.

### December 5th Consent Order

On December 5, 2025, the Alabama PSC issued a consent order (December 5th Consent Order) approving a plan to keep retail rates stable through 2027. Alabama Power has agreed to:

- a moratorium on any upward rate adjustments associated with Rate RSE for 2027;
- maintain the current Rate CNP Compliance factors through December 2027;
- delay the effective date of Rate CNP New Plant adjustment to recover costs associated with the Lindsay Hill Generating Station acquisition until January 2028 billings;
- maintain the current Rate CNP PPA factor through March 2028; and
- maintain the current Rate ECR interim factor through December 2027.

To implement the plan, the Alabama PSC authorized Alabama Power to apply any customer refund resulting from Alabama Power's 2025 Rate RSE actual result calculation to the NDR. The Alabama PSC also approved the use of Alabama Power's 2024 nuclear PTCs, when monetized, to offset retail cost of service in 2027. In addition, any future regulatory liabilities associated with monetized nuclear PTCs from 2025, 2026, and 2027 will be used to offset future retail cost of service, including any under recovered balances under Rate CNP and Rate ECR.

Furthermore, the Alabama PSC, as part of its routine oversight of Alabama Power's regulated activities, will monitor factors such as weather, natural disasters, changes in fuel markets, and other significant unforeseen events that may impact this plan. If such events occur, Alabama Power will work with the Alabama PSC to determine a reasonable and responsive course of action under the circumstances.

See Note 2 to the financial statements under "Alabama Power" for additional information.

### Rate RSE

On December 1, 2025, Alabama Power made its required annual Rate RSE submission to the Alabama PSC of projected data for calendar year 2026. Projected earnings were within the specified range; therefore, retail rates under Rate RSE remain unchanged for 2026.

For the year ended December 31, 2025, Alabama Power's weighted common equity return exceeded 6.15%, resulting in Alabama Power establishing a current regulatory liability of $57 million for Rate RSE refunds, which was subsequently applied to the NDR pursuant to the December 5th Consent Order.

See Note 2 to the financial statements under "Alabama Power – Rate RSE" for additional information.

## Georgia Power

### 2022 ARP

On July 1, 2025, the Georgia PSC approved a settlement agreement among Georgia Power, the staff of the Georgia PSC, and certain intervenors to extend the 2022 ARP for an additional three-year term through December 31, 2028 (ARP Extension). Under the ARP Extension, base rates will not be adjusted in 2026, 2027, or 2028 except for reasonable and prudent storm damage costs incurred through December 31, 2025.

In a separate regulatory proceeding, on February 17, 2026, Georgia Power filed a request with the Georgia PSC to recover the reasonable and prudent storm costs incurred through December 31, 2025, which is expected to increase annual recovery by approximately $300 million effective June 1, 2026. The proposed annual recovery included in the filing is expected to fully recover the regulatory asset balance related to storm damage at December 31, 2025 over four years, and the remaining balance at December 31, 2028 will be included in the next rate case. Georgia Power expects the Georgia PSC to make a final decision on this matter on May 28, 2026. The ultimate outcome of this matter cannot be determined at this time.

Under the ARP Extension, Georgia Power's retail ROE set point will continue at 10.50% and its equity ratio will continue at 56%. Additionally, the retail ROE range approved by the Georgia PSC in the 2022 ARP, of 9.50% to 11.90%, will continue.

See Note 2 to the financial statements under "Georgia Power – Rate Plans" and " – Storm Damage Recovery" for additional information.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

*Integrated Resource Plans*

## 2025 IRP

On July 15, 2025, the Georgia PSC approved Georgia Power's 2025 IRP, as modified by a stipulation among Georgia Power, the staff of the Georgia PSC, and certain intervenors. In the 2025 IRP decision, the Georgia PSC approved several requests, including the following:

- Extended operation of Plant Scherer Unit 3 (614 MWs based on 75% ownership) through at least December 31, 2035 and Plant Gaston Units 1 through 4 (500 MWs based on 50% ownership through SEGCO) through December 31, 2034.
- Installation of environmental controls and natural gas co-firing at Plant Bowen Units 1 through 4 (3,160 MWs), Plant Scherer Units 1 and 2 (137 MWs based on 8.4% ownership), and Plant Scherer Unit 3 for compliance with both ELG supplemental rules and GHG rules.
- Upgrades to Plant McIntosh Units 10 and 11 (1,319 MWs) for a projected 194 MWs of incremental capacity by 2028 and Plant McIntosh Units 1 through 8 (640 MWs) for a projected 74 MWs of incremental capacity by 2033.
- Upgrades to Plant Vogtle Units 1 and 2 (1,060 MWs based on 45.7% ownership) for a projected 54 MWs of incremental capacity, some of which could be available as early as 2028.
- Investments related to the continued reliable operations of four hydro facilities, as well as the authority to spend up to $25 million to undertake engineering studies related to two additional hydro facilities.
- RFP for at least 1,100 MWs of utility scale and distributed generation renewable resources.

See Note 2 to the financial statements under "Georgia Power – Integrated Resource Plans – 2025 IRP" for additional information.

## Certification Requests

On September 4, 2025, the Georgia PSC approved Georgia Power's request to certify a Georgia Power-owned battery energy storage facility with a capacity of 200 MWs and a projected COD in 2027.

On December 19, 2025, the Georgia PSC approved Georgia Power's request, as modified by a stipulation between Georgia Power and the staff of the Georgia PSC (Certification Stipulation), to certify the following resources totaling 9,885 MWs:

- 18 resources selected from the RFP pursuant to the 2022 IRP final order, totaling 7,999 MWs (6,804 MWs of Georgia Power projects) with projected CODs or delivery commencement dates between 2028 and 2030.
- Extension of 50 MWs of an existing 750-MW affiliate PPA with Mississippi Power for an additional year through December 31, 2029.
- A 20-year non-affiliate PPA for 930 MWs commencing in 2030 and five 25-year non-affiliate PPAs totaling 646 MWs commencing in 2027.
- Construction of a 260-MW Georgia Power-owned battery energy storage facility with a projected COD in 2027 to be paired with an existing non-affiliate solar PPA.

Pursuant to the Certification Stipulation, Georgia Power has agreed to file its next base rate case in a manner that will ensure the incremental revenue from large load customers has downward pressure, on a levelized basis, of at least $556 million per year for the years 2029, 2030, and 2031.

The approved certification requests in September and December 2025 associated with these Georgia Power-owned projects and related transmission investments total approximately $16.7 billion, excluding AFUDC.

See Note 2 to the financial statements under "Georgia Power – Integrated Resource Plans – Certification Requests" and FINANCIAL CONDITION AND LIQUIDITY – "Cash Requirements" herein for additional information.

*Fuel Cost Recovery*

On February 17, 2026, Georgia Power filed a request with the Georgia PSC to decrease fuel rates by 12.6% effective June 1, 2026, which is expected to reduce annual billings by approximately $388 million. Georgia Power expects the Georgia PSC to make a final decision on this matter on May 28, 2026. The ultimate outcome of this matter cannot be determined at this time. See Note 2 to the financial statements under "Georgia Power – Fuel Cost Recovery" for additional information.

## Mississippi Power

On April 3, 2025, the FERC approved a settlement agreement filed by Mississippi Power and Cooperative Energy in December 2024, as part of the MRA tariff.

On June 17, 2025, the Mississippi PSC approved Mississippi Power's annual retail PEP filing for 2025, resulting in an annual increase in revenues of approximately 4.0%, or $41 million. In accordance with the PEP rate schedule, an increase of 2.0% of total retail revenues, or approximately $22 million, became effective with the first billing cycle of April 2025, and the remaining approximately $19 million became effective with the first billing cycle of July 2025. Also in the PEP filing, the Mississippi PSC approved Mississippi Power's use of a portion of its retail reliability reserve balance during 2025. As a result, Mississippi Power utilized the retail reliability reserve in the amount of $10.9 million during 2025 for reliability-related generation, transmission, and distribution expenses.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

On June 19, 2025, the Florida PSC issued a final order approving the transfer of FP&L's 50% ownership interest in Plant Daniel Units 1 and 2 to Mississippi Power. On July 30, 2025, Mississippi Power completed the acquisition of FP&L's 50% interest in Plant Daniel Units 1 and 2 and, as part of the acquisition, received approximately $36 million from FP&L, which was recorded as a regulatory liability and is being amortized to offset incremental costs as authorized by the Mississippi PSC.

On November 17, 2025, Mississippi Power submitted its annual preliminary retail PEP filing for 2026 to the Mississippi PSC, which requested a 1.8%, or $20 million, annual increase in revenues. In accordance with the PEP rate schedule, the rate increase became effective with the first billing cycle of January 2026, subject to refund. The Mississippi PSC is expected to render a final decision in the second quarter 2026. The ultimate outcome of this matter cannot be determined at this time.

On February 13, 2026, Mississippi Power submitted its annual ECO Plan filing to the Mississippi PSC, which requested a $2 million annual increase in revenues. The ultimate outcome of this matter cannot be determined at this time.

See Note 2 to the financial statements under "Mississippi Power" for additional information.

### Southern Power

During 2025, Southern Power continued construction of the 200-MW first phase, the 180-MW second phase, and the 132-MW third phase of the Millers Branch solar facility. In addition, Southern Power continued the development project to repower 200 MWs of the 299-MW Kay wind facility and began development projects to repower the full capacity of the 147-MW Grant Plains, the 152-MW Grant, the 257-MW Wake, and the 276-MW Bethel wind facilities. The output of the development projects is contracted under new and amended PPAs, with commercial operations projected to occur between the third quarter 2026 and the third quarter 2027. The ultimate outcome of these matters cannot be determined at this time. Subsequent to December 31, 2025, Southern Power completed construction of the 200-MW first phase of the Millers Branch solar facility. See Note 15 to the financial statements under "Southern Power" for additional information.

On December 31, 2025, Southern Power purchased 100% of the noncontrolling Class A membership interests in the SP Wind tax equity partnership for approximately $282 million. See Note 7 to the financial statements under "Southern Power – Variable Interest Entities – SP Wind" for additional information.

Southern Power calculates an investment coverage ratio for its generating assets, including those owned with various partners, based on the ratio of investment under contract to total investment using the respective facilities' net book value (or expected in-service value for facilities under construction) as the investment amount. With the inclusion of investments associated with facilities under construction, as well as other capacity and energy contracts, Southern Power's average investment coverage ratio at December 31, 2025 was 97% through 2030 and 89% through 2035, with an average remaining contract duration of approximately 12 years.

### Southern Company Gas

#### Nicor Gas

In connection with Nicor Gas' 2023 general base rate case proceeding, the Illinois Commission disallowed $127 million of capital investments that have been completed or were planned to be completed through December 31, 2024. This amount is comprised of $31 million for capital investments placed in service in 2022 and 2023 under a nine-year regulatory infrastructure program (Investing in Illinois) and $96 million for other transmission and distribution capital investments. Nicor Gas recorded a pre-tax charge to income in the fourth quarter 2023 of $58 million ($44 million after tax) associated with the disallowances. The disallowances are reflected on the statements of income in estimated loss on regulatory disallowance. In January 2024, the Illinois Commission denied a request by Nicor Gas for rehearing on the base rate case disallowances associated with capital investment, as well as on other issues determined in the Illinois Commission's 2023 base rate case decision. In February 2024, Nicor Gas filed a notice of appeal with the Illinois Appellate Court related to the Illinois Commission's rate case ruling. On December 1, 2025, the Illinois Appellate Court upheld the Illinois Commission's decision regarding certain capital investment disallowances in Nicor Gas' 2023 general base rate case proceeding. On December 22, 2025, Nicor Gas filed a petition for rehearing with the Illinois Appellate Court specifically addressing $43 million of the base rate case disallowances.

Any further cost disallowances by the Illinois Commission in the 2020 through 2023 annual review proceedings of the Investing in Illinois program could be material to the financial statements of Southern Company Gas. See Note 2 to the financial statements under "Southern Company Gas – Infrastructure Replacement Programs and Capital Projects – Nicor Gas" for additional information.

On November 19, 2025, the Illinois Commission approved a $168 million annual base rate increase for Nicor Gas, which became effective December 2, 2025. The base rate increase was based on an ROE of 9.60% and an equity ratio of 50.00%.

Additionally, the Illinois Commission excluded $120 million of capital investments included in the base rate case filing that have been incurred or are expected to be incurred through December 31, 2026. Nicor Gas analyzed the Illinois Commission's order and recorded a pre-tax charge to income in the fourth quarter 2025 of $63 million ($47 million after tax) associated with excluded capital investments that have been incurred. The disallowances are reflected on the statements of income in estimated loss on regulatory disallowance.

On January 6, 2026, the Illinois Commission denied a request by Nicor Gas for rehearing on the base rate case disallowances associated with capital investment, as well as on other issues determined in the Illinois Commission's November 19, 2025 base rate case decision. On January 14, 2026, Nicor Gas filed a petition for review with the Illinois Appellate Court related to the Illinois Commission's rate case ruling. It remains Nicor Gas' position that it has met its evidentiary burden to demonstrate that the amount and the timing of such capital investments are prudent and reasonable and that such capital investments should be included in base rates.

On January 9, 2026, Nicor Gas filed a general base rate case with the Illinois Commission requesting a $221 million increase in annual base rate revenues. The requested increase is based on a projected test year for the 12-month period ending December 31, 2027, an ROE of 10.35%, and an equity ratio of 54.6%. The Illinois Commission is expected to rule on the requested increase within the 11-month statutory time limit, after which rate adjustments will be effective. See Note 2 to the financial statements under "Southern Company Gas – Rate Proceedings – Nicor Gas" for additional information.

The ultimate outcome of these matters cannot be determined at this time.

*Virginia Natural Gas*
On December 17, 2025, the Virginia Commission approved a stipulation related to Virginia Natural Gas' August 2024 general base rate case filing. The approved stipulation provides for a $40 million increase in annual base rate revenues, including the recovery of investments under the SAVE program, an ROE of 9.85%, and an equity ratio of 49.35%. Interim rates became effective January 1, 2025, subject to refund, based on Virginia Natural Gas' original requested increase of approximately $63 million. Refunds to customers related to the difference between the approved rates implemented December 31, 2025 and the interim rates will be administered during the first quarter 2026.

## Key Performance Indicators
In striving to achieve attractive risk-adjusted returns while providing cost-effective energy to approximately 9.0 million electric and gas utility customers collectively, the traditional electric operating companies and Southern Company Gas continue to focus on several key performance indicators. These indicators include, but are not limited to, customer satisfaction, plant availability, electric and natural gas system reliability, and execution of major construction projects. In addition, Southern Company and the Subsidiary Registrants focus on earnings per share (EPS) and net income, respectively, as a key performance indicator. See RESULTS OF OPERATIONS herein for information on Southern Company's financial performance.

The financial success of the traditional electric operating companies and Southern Company Gas is directly tied to customer satisfaction. Key elements of ensuring customer satisfaction include outstanding service, high reliability, and competitive prices. The traditional electric operating companies use customer satisfaction surveys to evaluate their results and generally target the top quartile of these surveys in measuring performance. Reliability indicators are also used to evaluate results. See Note 2 to the financial statements under "Alabama Power – Rate RSE" and "Mississippi Power – Performance Evaluation Plan" for additional information on Alabama Power's Rate RSE and Mississippi Power's PEP rate plan, respectively, both of which contain mechanisms that directly tie customer service indicators to the allowed equity return.

Southern Company Gas also continues to focus on several operating metrics, including customer count and volumes of natural gas sold.

Southern Power continues to focus on several key performance indicators, including, but not limited to, the equivalent forced outage rate and contract availability to evaluate operating results and help ensure its ability to meet its contractual commitments to customers.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

**RESULTS OF OPERATIONS**

### Southern Company

Consolidated net income attributable to Southern Company was $4.3 billion in 2025, a decrease of $60 million, or 1.4%, from 2024. The decrease was primarily due to increases in depreciation and amortization, other operations and maintenance expenses, and interest expense, largely offset by increases in retail electric revenues associated with rates and pricing and sales growth, other revenues, natural gas revenues associated with base rate increases, and allowance for equity funds used during construction.

Basic EPS was $3.94 in 2025 and $4.02 in 2024. Diluted EPS, which factors in additional shares primarily related to stock-based compensation, was $3.92 in 2025 and $3.99 in 2024. EPS for 2025 and 2024 was negatively impacted by $0.03 and $0.01 per share, respectively, as a result of increases in the average shares outstanding. See Note 8 to the financial statements under "Outstanding Classes of Capital Stock – Southern Company" for additional information.

Dividends paid per share of common stock were $2.94 in 2025 and $2.86 in 2024. In January 2026, Southern Company declared a quarterly dividend of 74 cents per share. For 2025, the dividend payout ratio was 75% compared to 71% for 2024.

Discussion of Southern Company's results of operations is divided into three parts – the Southern Company system's primary business of electricity sales, its gas business, and its other business activities.

|  | 2025 | 2024 |
|---|---|---|
|  | *(in millions)* | |
| Electricity business | $ 4,707 | $4,473 |
| Gas business | 732 | 740 |
| Other business activities | (1,098) | (812) |
| Net Income | $ 4,341 | $4,401 |

### Electricity Business

Southern Company's electric utilities generate and sell electricity to retail and wholesale customers. A condensed statement of income for the electricity business follows:

|  | 2025 | Increase (Decrease) from 2024 |
|---|---|---|
|  | *(in millions)* | |
| Retail electric revenues | $19,331 | $1,541 |
| Wholesale electric revenues | 2,941 | 510 |
| Other electric revenues | 953 | 57 |
| Other revenues | 552 | 66 |
| Total electric operating revenues | 23,777 | 2,174 |
| Fuel | 4,897 | 801 |
| Purchased power | 980 | 97 |
| Cost of other sales | 274 | 37 |
| Other operations and maintenance | 5,454 | 364 |
| Depreciation and amortization | 4,725 | 691 |
| Taxes other than income taxes | 1,263 | (25) |
| Total electric operating expenses | 17,593 | 1,965 |
| Operating income | 6,184 | 209 |
| Allowance for equity funds used during construction | 318 | 109 |
| Interest expense, net of amounts capitalized | 1,445 | 73 |
| Other income (expense), net | 519 | (4) |
| Income taxes | 1,039 | 36 |
| Net income | 4,537 | 205 |
| Net loss attributable to noncontrolling interests | (170) | (29) |
| Net Income Attributable to Southern Company | $ 4,707 | $ 234 |

## Management's Discussion and Analysis of Financial Condition and Results of Operations

*Retail Electric Revenues*

Retail electric revenues increased $1.5 billion, or 8.7%, in 2025 as compared to 2024. Details of the changes in retail electric revenues were as follows:

| | 2025 vs. 2024 | |
|---|---|---|
| | *(in millions)* | *(% change)* |
| Estimated change in retail electric revenues resulting from — | | |
| Rates and pricing | $ 885 | 5.0% |
| Sales growth | 216 | 1.2 |
| Weather | (45) | (0.2) |
| Fuel and other cost recovery | 485 | 2.7 |
| Total change in retail electric revenues | $1,541 | 8.7% |

Changes in rates and pricing resulted in an increase in retail electric revenues in 2025 as compared to 2024 primarily due to increases at Georgia Power related to base tariff increases and increased ECCR tariff revenues in accordance with the 2022 ARP and the inclusion of Plant Vogtle Unit 4 in retail rates net of elimination of the NCCR tariff, as well as an increase in Rate RSE at Alabama Power. See Note 2 to the financial statements under "Alabama Power" and "Georgia Power" for additional information.

Changes in sales resulted in an increase in retail electric revenues in 2025 as compared to 2024. Changes in retail electric revenues are influenced heavily by the change in the volume of energy sold from year to year, which generally results from changes in electricity usage by customers, weather, and the number of customers. Total retail KWH sales for 2025 and the percent changes from 2024 were as follows:

| | 2025 | | |
|---|---|---|---|
| | Total KWHs | Total KWH Percent Change | Weather-Adjusted Percent Change[(*)] |
| | *(in billions)* | | |
| Residential | 49.8 | 1.1% | 0.8% |
| Commercial | 51.4 | 2.5 | 2.8 |
| Industrial | 49.6 | 1.4 | 1.4 |
| Other | 0.5 | (2.0) | (2.0) |
| Total retail energy sales | 151.3 | 1.6% | 1.7% |

(*) Weather-adjusted KWH sales are estimated using statistical models of the historical relationship between temperatures and energy sales, and then removing the estimated effect of deviations from normal temperature conditions. Normal temperature conditions are defined as those experienced in the applicable service territory over a specified historical period. This metric is useful because it allows trends in historical operations to be evaluated apart from the influence of weather conditions. Management also considers this metric in developing long-term capital and financial plans.

Weather-adjusted retail energy sales increased by 2.5 billion KWHs in 2025 as compared to 2024. Weather-adjusted residential KWH sales increased 0.8% primarily due to customer growth. Weather-adjusted commercial KWH sales increased 2.8% primarily due to additional sales from new and existing data centers at Georgia Power. Industrial KWH sales increased 1.4% primarily due to increases in the electronics and primary metals sectors, partially offset by decreases in the pipeline and textiles sectors.

Changes in fuel and other cost recovery revenues resulted in an increase in retail electric revenues in 2025 as compared to 2024 primarily due to higher recoverable fuel costs, as discussed further under "Fuel and Purchased Power Expenses" herein. Electric rates for the traditional electric operating companies include provisions to adjust billings for fluctuations in fuel costs, including the energy component of purchased power costs. Under these provisions, fuel revenues generally equal fuel expenses, including the energy component of PPA costs, and do not affect net income. The traditional electric operating companies each have one or more regulatory mechanisms to recover other costs such as environmental and other compliance costs, storm damage, new plants, and PPA capacity costs. See Note 2 to the financial statements for additional information.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

*Wholesale Electric Revenues*

Wholesale electric revenues increased $510 million, or 21.0%, in 2025 as compared to 2024. Details of wholesale electric revenues were as follows:

| | 2025 | Increase (Decrease) from 2024 |
|---|---|---|
| | *(in millions)* | |
| Capacity and other | $ 657 | $ 5 |
| Energy | 2,284 | 505 |
| Total | $2,941 | $510 |

The change in wholesale electric revenues was largely driven by increases in energy revenues of $326 million at the traditional electric operating companies and $179 million at Southern Power. The increase in energy revenues was due to a $420 million increase related to the average cost per KWH sold primarily resulting from higher fuel and purchased power prices, as well as an $85 million increase related to the volume of KWHs sold resulting from higher demand. Wholesale energy sales totaled 52.5 billion KWHs in 2025, a 4.7% increase as compared to 2024.

Wholesale electric revenues consist of revenues from PPAs and short-term opportunity sales. Wholesale electric revenues from PPAs (other than solar and wind PPAs) have both capacity and energy components. Capacity revenues generally represent the greatest contribution to net income and are designed to provide recovery of fixed costs plus a return on investment. Energy revenues will vary depending on fuel prices, the market prices of wholesale energy compared to the Southern Company system's generation, demand for energy within the Southern Company system's electric service territory, and the availability of the Southern Company system's generation. Increases and decreases in energy revenues that are driven by fuel prices are accompanied by an increase or decrease in fuel costs and do not have a significant impact on net income. Energy sales from solar and wind PPAs do not have a capacity charge and customers either purchase the energy output of a dedicated renewable facility through an energy charge or through a fixed price related to the energy. As a result, the ability to recover fixed and variable operations and maintenance expenses is dependent upon the level of energy generated from these facilities, which can be impacted by weather conditions, equipment performance, transmission constraints, and other factors. Wholesale electric revenues at Mississippi Power include FERC-regulated MRA sales and market-based sales. Short-term opportunity sales are made at market-based rates that generally provide a margin above the Southern Company system's variable cost to produce the energy.

*Other Electric Revenues*

Other electric revenues increased $57 million, or 6.4%, in 2025 as compared to 2024. The increase was primarily due to increases of $27 million in revenues from renewable energy programs at Georgia Power primarily associated with solar application fees, $24 million in regulated outdoor lighting sales at Georgia Power, $17 million in realized gains associated with price stability products for retail customers on variable demand-driven pricing tariffs at Georgia Power, $10 million in customer fees at Georgia Power, and $7 million related to undistributed customer bill credits at Alabama Power, partially offset by decreases of $19 million in pole attachment revenues at Alabama Power and Georgia Power and $16 million associated with transmission revenues at Southern Power.

*Other Revenues*

Other revenues increased $66 million, or 13.6%, in 2025 as compared to 2024. The increase was primarily due to increases of $80 million in unregulated sales primarily associated with power delivery construction and maintenance, renewables, and resiliency projects at Georgia Power, partially offset by decreases of $10 million in unregulated sales associated with energy conservation projects at Georgia Power and $8 million in unregulated sales of products and services at Alabama Power.

*Fuel and Purchased Power Expenses*

In 2025, total fuel and purchased power expenses were $5.9 billion, an increase of $898 million, or 18.0%, as compared to 2024. The increase was primarily the result of a $592 million net increase related to the average cost of fuel and purchased power and a $251 million increase related to the volume of KWHs generated and purchased. Also contributing to the increase was $55 million related to credits recorded at Georgia Power in 2024 resulting from litigation related to nuclear fuel disposal costs. See Note 3 to the financial statements under "Nuclear Fuel Disposal Costs" for additional information.

Fuel and purchased power energy transactions at the traditional electric operating companies are generally offset by fuel revenues and do not have a significant impact on net income. See Note 2 to the financial statements for additional information. Fuel expenses incurred under Southern Power's PPAs are generally the responsibility of the counterparties and do not significantly impact net income.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

The mix of fuel sources for the generation of electricity is determined primarily by demand, the unit cost of fuel consumed, and the availability of generating units. Additionally, the electric utilities purchase a portion of their electricity needs from the wholesale market. Energy purchases will vary depending on demand for energy within the Southern Company system's electric service territory, the market prices of wholesale energy as compared to the cost of the Southern Company system's generation, and the availability of the Southern Company system's generation.

Details of the Southern Company system's generation and purchased power and the related costs were as follows:

|  | 2025 | 2024 |
|---|---|---|
| Total generation *(in billions of KWHs)*[a] | **191** | 188 |
| Total purchased power *(in billions of KWHs)* | **21** | 18 |
| Sources of generation *(percent)* — | | |
| Gas | **51** | 52 |
| Coal | **20** | 18 |
| Nuclear[a] | **19** | 20 |
| Wind, Solar, and Other | **8** | 8 |
| Hydro | **2** | 2 |
| Cost of fuel, generated *(in cents per net KWH)* — | | |
| Gas | **3.37** | 2.62 |
| Nuclear[a][b] | **0.83** | 0.86 |
| Coal | **3.75** | 3.94 |
| Average cost of fuel, generated *(in cents per net KWH)*[a][b] | **2.89** | 2.50 |
| Average cost of purchased power *(in cents per net KWH)*[c] | **5.01** | 5.14 |

(a) Excludes KWHs generated from test period energy at Plant Vogtle Unit 4 prior to being placed in service in April 2024. The related fuel costs were charged to CWIP in accordance with FERC guidance.

(b) Excludes $55 million of credits recorded to nuclear fuel expense in 2024 resulting from litigation related to nuclear fuel disposal costs. See Note 3 to the financial statements under "Nuclear Fuel Disposal Costs" for additional information.

(c) Average cost of purchased power includes fuel purchased by the Southern Company system for tolling agreements where power is generated by the provider.

### Cost of Other Sales

Cost of other sales increased $37 million, or 15.6%, in 2025 as compared to 2024. The increase was primarily due to an increase in expenses associated with unregulated power delivery construction and maintenance contracts at Georgia Power.

### Other Operations and Maintenance Expenses

Other operations and maintenance expenses increased $364 million, or 7.2%, in 2025 as compared to 2024. The increase was primarily due to a $132 million increase in generation expenses primarily due to non-outage maintenance expenses largely resulting from Plant Vogtle Unit 4 being placed in service in April 2024 at Georgia Power, as well as planned outages at Alabama Power and Mississippi Power, a $114 million gain in 2024 from the sale of integrated transmission system assets at Georgia Power, and increases of $65 million associated with reliability reserve accruals and reliability-related expenses at Alabama Power, $62 million associated with NDR accruals at Alabama Power, $60 million in certain employee compensation and benefit expenses, $57 million in certain technology infrastructure and application production costs, and $28 million related to injuries and damages primarily at Georgia Power, partially offset by a decrease of $98 million in transmission and distribution costs primarily associated with line maintenance and billings adjustments with integrated transmission system owners at Georgia Power, an increase of $39 million in credits to income related to the estimated probable loss on Plant Vogtle Units 3 and 4 at Georgia Power, and a $36 million impairment loss in 2024 associated with Alabama Power discontinuing the development of a multi-use commercial facility. See Note 1 to the financial statements under "Impairment of Long-Lived Assets" and Note 2 to the financial statements under "Alabama Power – Reliability Reserve Accounting Order" and – "Rate NDR" and "Georgia Power – Transmission Asset Sales" and " – Nuclear Construction" for additional information.

### Depreciation and Amortization

Depreciation and amortization increased $691 million, or 17.1%, in 2025 as compared to 2024. The increase was primarily due to increases of $298 million in accelerated depreciation at Southern Power related to wind repowering projects, $226 million associated with additional plant in service, and $123 million in amortization of regulatory assets related to CCR AROs at Georgia Power as approved in the 2025 compliance filing under the terms of the 2022 ARP. See FUTURE EARNINGS POTENTIAL – "Construction Programs" herein and Notes 2 and 15 to the financial statements under "Georgia Power" and "Southern Power – Wind Repowering Projects," respectively, for additional information.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

### Taxes Other Than Income Taxes

Taxes other than income taxes decreased $25 million, or 1.9%, in 2025 as compared to 2024. The decrease was primarily due to decreases of $78 million in property taxes primarily resulting from the actualization of prior-year tax assessments at Georgia Power, partially offset by increases of $21 million in municipal franchise fees resulting from higher retail revenues at Georgia Power, $18 million in utility license taxes at Alabama Power resulting from an increase in the tax base, and $9 million in payroll taxes.

### Allowance for Equity Funds Used During Construction

Allowance for equity funds used during construction increased $109 million, or 52.2%, in 2025 as compared to 2024. The increase was primarily associated with increases in capital expenditures subject to AFUDC at Georgia Power and Alabama Power, partially offset by the impact of Plant Vogtle Unit 4 being placed in service in April 2024 at Georgia Power. See Notes 1 and 2 to the financial statements under "Allowance for Funds Used During Construction and Interest Capitalized" and "Georgia Power," respectively, for additional information.

### Interest Expense, Net of Amounts Capitalized

Interest expense, net of amounts capitalized increased $73 million, or 5.3%, in 2025 as compared to 2024. The increase primarily reflects approximately $95 million related to higher average outstanding borrowings and a decrease of $12 million in net deferred financing costs related to Plant Vogtle Unit 3 at Georgia Power, partially offset by an increase of $41 million in capitalized interest and AFUDC debt associated with increased capital expenditures. See FINANCIAL CONDITION AND LIQUIDITY – "Sources of Capital" and – "Financing Activities" herein, Note 1 to the financial statements under "Allowance for Funds Used During Construction and Interest Capitalized," and Note 8 to the financial statements for additional information.

### Other Income (Expense), Net

Other income (expense), net decreased $4 million, or 0.8%, in 2025 as compared to 2024 primarily due to a $40 million increase in charitable donations at the traditional electric operating companies, primarily at Georgia Power, largely offset by increases of $13 million in interest income, $13 million in customer charges related to contributions in aid of construction at the traditional electric operating companies, and $10 million related to the receipt of liquidated damages at Alabama Power associated with the termination of two solar projects.

### Income Taxes

Income taxes increased $36 million, or 3.6%, in 2025 as compared to 2024. The increase was primarily due to higher pre-tax earnings and a $29 million increase in charges to a valuation allowance on certain state tax credit carryforwards at Georgia Power, partially offset by increases of $28 million in the flowback of certain excess deferred income taxes at the traditional electric operating companies and $21 million in the generation of advanced nuclear PTCs at Georgia Power. See Note 10 to the financial statements for additional information.

### Net Loss Attributable to Noncontrolling Interests

Substantially all noncontrolling interests relate to renewable projects at Southern Power. Net loss attributable to noncontrolling interests increased $29 million, or 20.6%, in 2025 as compared to 2024. The increased loss was primarily due to $20 million in higher HLBV loss allocations to Southern Power's tax equity partners and $11 million in lower income allocations to Southern Power's equity partners.

### Gas Business

Southern Company Gas distributes natural gas through utilities in four states and is involved in several other complementary businesses including gas pipeline investments and gas marketing services.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

A condensed statement of income for the gas business follows:

| | 2025 | Increase (Decrease) from 2024 |
|---|---|---|
| | | *(in millions)* |
| Natural gas revenues | **$5,044** | **$588** |
| Cost of natural gas | **1,599** | **403** |
| Other operations and maintenance | **1,360** | **125** |
| Depreciation and amortization | **708** | **58** |
| Taxes other than income taxes | **272** | **24** |
| Total operating expenses | **3,939** | **610** |
| Operating income | **1,105** | **(22)** |
| Earnings from equity method investments | **127** | **(19)** |
| Interest expense, net of amounts capitalized | **377** | **36** |
| Other income (expense), net | **59** | **(7)** |
| Income taxes | **182** | **(76)** |
| Net income | **$ 732** | **$ (8)** |

Southern Company Gas measures weather and the effect on its business using Heating Degree Days. Generally, increased Heating Degree Days result in higher demand for natural gas on Southern Company Gas' distribution system. During the Heating Season, more customers are connected to Southern Company Gas' distribution systems and natural gas usage is higher in periods of colder weather. As a result, operating results can vary significantly from quarter to quarter. For 2025, the percentage of operating revenues and net income generated during the Heating Season was 66% and 82%, respectively. For 2024, the percentage of operating revenues and net income generated during the Heating Season was 62% and 80%, respectively.

*Natural Gas Revenues*

Natural gas revenues in 2025 were $5.0 billion, reflecting a $588 million, or 13.2%, increase compared to 2024. Details of natural gas revenues were as follows:

| | 2025 vs. 2024 | |
|---|---|---|
| | *(in millions)* | *(% change)* |
| Estimated change in natural gas revenues resulting from – | | |
| Rate changes | **$146** | **3.3%** |
| Gas costs and other cost recovery | **372** | **8.3** |
| Gas marketing services | **61** | **1.4** |
| Other | **9** | **0.2** |
| Total change in natural gas revenues | **$588** | **13.2%** |

Changes in rates resulted in an increase in revenues in 2025 as compared to 2024 primarily due to base rate increases at Atlanta Gas Light and Virginia Natural Gas. See Note 2 to the financial statements under "Southern Company Gas – Rate Proceedings" for additional information.

Revenues associated with gas costs and other cost recovery increased in 2025 primarily due to higher cost of natural gas driven by higher natural gas prices and gas volumes, as well as increases in other expenses passed through to customers. Natural gas distribution rates include provisions to adjust billings for fluctuations in natural gas costs. Therefore, gas costs recovered through natural gas revenues generally equal the amount expensed in cost of natural gas and do not affect net income from the natural gas distribution utilities. See "Cost of Natural Gas" and "Other Operations and Maintenance Expenses" herein for additional information.

Revenues from gas marketing services increased in 2025 primarily due to higher commodity prices.

Southern Company Gas has various regulatory mechanisms, such as weather and revenue normalization and straight-fixed-variable rate design, which limits positive or negative impacts to income from exposure to weather changes within typical ranges in each of its utility's respective service territory. Southern Company Gas also utilizes weather hedges to limit the negative income impacts in the event of warmer-than-normal weather in Illinois and Georgia for gas marketing services. Therefore, weather typically does not have a significant net income impact.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

### Cost of Natural Gas

Excluding Atlanta Gas Light, which does not sell natural gas to end-use customers, the natural gas distribution utilities' rates include provisions to adjust billings for fluctuations in natural gas costs. Therefore, gas costs recovered through natural gas revenues generally equal the amount expensed in cost of natural gas and do not affect net income from the natural gas distribution utilities. See Note 2 to the financial statements under "Southern Company Gas – Natural Gas Cost Recovery" for additional information. Cost of natural gas at the natural gas distribution utilities represented 81.7% of the total cost of natural gas for 2025.

Gas marketing services customers are charged for actual and estimated natural gas consumed. Cost of natural gas includes the cost of fuel and associated transportation costs, lost and unaccounted for gas, and gains and losses associated with certain derivatives.

Cost of natural gas was $1.6 billion, an increase of $403 million, or 33.7%, in 2025 as compared to 2024, which reflects higher gas cost recovery in 2025 as a result of a 51.0% increase in natural gas prices as compared to 2024.

### Other Operations and Maintenance Expenses

Other operations and maintenance expenses increased $125 million, or 10.1%, in 2025 as compared to 2024. The increase was primarily due to $63 million in charges related to the disallowance of certain capital investments at Nicor Gas, as well as increases of $38 million in employee compensation and benefit expenses, $23 million in expenses passed through to customers at the natural gas distribution utilities, and $17 million in bad debt expense, partially offset by a decrease of $26 million related to certain deferred expenses. See Note 2 to the financial statements under "Southern Company Gas – Rate Proceedings – Nicor Gas" for additional information.

### Depreciation and Amortization

Depreciation and amortization increased $58 million, or 8.9%, in 2025 as compared to 2024. The increase was primarily due to additional plant in service related to continued investments at the natural gas distribution utilities. See Note 2 to the financial statements under "Southern Company Gas – Infrastructure Replacement Programs and Capital Projects" for additional information.

### Taxes Other Than Income Taxes

Taxes other than income taxes increased $24 million, or 9.7%, in 2025 as compared to 2024. The increase was primarily due to an increase in revenue taxes as a result of higher natural gas revenues at Nicor Gas. Revenue taxes imposed on Nicor Gas are recoverable from its customers.

### Earnings from Equity Method Investments

Earnings from equity method investments decreased $19 million, or 13.0%, in 2025 as compared to 2024. The decrease was primarily due to legal settlements, increased spending on system integrity initiatives, and lower rates, all at SNG. See Note 7 to the financial statements under "Southern Company Gas" for additional information.

### Interest Expense, Net of Amounts Capitalized

Interest expense, net of amounts capitalized increased $36 million, or 10.6%, in 2025 as compared to 2024. The increase was primarily associated with higher average outstanding borrowings. See FINANCIAL CONDITION AND LIQUIDITY – "Sources of Capital" and – "Financing Activities" herein and Note 8 to the financial statements for additional information.

### Income Taxes

Income taxes decreased $76 million, or 29.5%, in 2025 as compared to 2024. The decrease was primarily due to lower pre-tax earnings, including the impact of the regulatory disallowance at Nicor Gas, an increase of $36 million in the flowback of excess federal and state deferred income taxes, and a decrease of $8 million related to uncertain state tax positions in 2024. See Note 2 to the financial statements under "Southern Company Gas – Rate Proceedings – Nicor Gas" and Note 10 to the financial statements for additional information.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Other Business Activities

Southern Company's other business activities primarily include the parent company (which does not allocate operating expenses to business units); PowerSecure, which provides distributed energy and resilience solutions and deploys microgrids for commercial, industrial, governmental, and utility customers; Southern Holdings, which, through its subsidiaries, invests in various projects and insures various risk exposures of Southern Company and its subsidiaries; and Southern Linc, which provides digital wireless communications for use by the Southern Company system and also markets these services to the public and provides fiber optics services within the Southeast.

A condensed statement of operations for Southern Company's other business activities follows:

| | 2025 | Increase (Decrease) from 2024 |
|---|---|---|
| | *(in millions)* | |
| Operating revenues | $ 732 | $ 67 |
| Cost of other sales | 408 | (3) |
| Other operations and maintenance | 254 | 41 |
| Depreciation and amortization | 69 | (2) |
| Taxes other than income taxes | 4 | — |
| Total operating expenses | 735 | 36 |
| Operating income (loss) | (3) | 31 |
| Earnings (loss) from equity method investments | (21) | (5) |
| Interest expense | 1,417 | 387 |
| Other income (expense), net | (50) | (26) |
| Income taxes (benefit) | (393) | (101) |
| Net loss | $(1,098) | $(286) |

*Operating Revenues*

Operating revenues for these other business activities increased $67 million, or 10.1%, in 2025 as compared to 2024 primarily due to an increase in revenues at PowerSecure largely related to a higher volume of distributed infrastructure projects.

*Other Operations and Maintenance*

Other operations and maintenance expenses for these other business activities increased $41 million, or 19.2%, in 2025 as compared to 2024 primarily due to an increase of $43 million in expenses at PowerSecure primarily related to a higher volume of distributed infrastructure projects, partially offset by a decrease of $16 million in expenses at the parent company primarily related to lower director compensation expenses.

*Interest Expense*

Interest expense for these other business activities, which primarily results from parent company financing activities, increased $387 million, or 37.6%, in 2025 as compared to 2024 primarily due to increases of $252 million associated with the extinguishment of debt at the parent company, $117 million related to higher average outstanding borrowings, and $29 million related to higher interest rates. See Note 8 to the financial statements for additional information.

*Other Income (Expense), Net*

Other income (expense), net for these other business activities decreased $26 million, or 108.3%, in 2025 as compared to 2024 primarily due to an increase in charitable donations at the parent company.

*Income Taxes (Benefit)*

The income tax benefit for these other business activities increased $101 million, or 34.6%, in 2025 as compared to 2024 primarily due to higher pre-tax losses at the parent company.

## FUTURE EARNINGS POTENTIAL

### General

Prices for electric service provided by the traditional electric operating companies and natural gas distribution service provided by the natural gas distribution utilities to retail customers are set by state PSCs or other applicable state regulatory agencies under cost-based regulatory principles. Retail rates and earnings are reviewed through various regulatory mechanisms and/or processes and may be adjusted periodically within certain limitations. The ability of the traditional electric operating companies and the natural gas distribution companies to effectively operate pursuant to these regulatory mechanisms and/or processes and appropriately balance required costs and capital expenditures with customer prices will continue to be a challenge for the foreseeable future. Prices for wholesale electricity sales, interconnecting transmission lines, and the exchange of electric power are regulated by the FERC. Southern Power continues to focus on long-term PPAs. See ACCOUNTING POLICIES – "Application of Critical Accounting Policies and Estimates – Utility Regulation" herein and Note 2 to the financial statements for additional information about regulatory matters.

Each Registrant's results of operations are not necessarily indicative of its future earnings potential. The level of the Registrants' future earnings depends on numerous factors that affect the opportunities, challenges, and risks of the Registrants' primary businesses of selling electricity and/or distributing natural gas, as described further herein. The Registrants are unable to predict changes in law, regulations, regulatory guidance, legal interpretations, policy positions, and implementation actions that may occur in the future.

For the traditional electric operating companies, these factors include the ability to maintain constructive regulatory environments that allow for the timely recovery of prudently-incurred costs during a time of increasing costs, including those related to projected long-term demand growth, stringent environmental standards, including CCR rules, safety, system reliability and resiliency, fuel, restoration following major storms, and capital expenditures, including constructing new electric generating plants, extending the retirement dates of certain fossil fuel plants, and expanding and improving the transmission and distribution systems; continued customer growth; and the trends of an uncertain inflationary environment and reduced electricity usage per customer, especially in residential and commercial markets.

Earnings in the electricity business will also depend upon maintaining and growing sales and pricing of large load customers such that incremental costs are met with adequate incremental revenues, considering, among other things, recent trends driving projected growth in electricity consumption including the increasing digitization of the economy and growth in data centers, an increase in industrial activity in the Southern Company system's electric service territory, and continued electrification of transportation. Historically, the traditional electric operating companies have entered into large load contracts that support economic development and benefit existing customers; since 2023, the traditional electric operating companies have contracted with new data centers and other large load customers covering approximately nine GWs of electric load, with each contract individually representing a maximum annual electric load greater than 100 MWs, that have been signed by the parties and/or reviewed by the state regulatory commissions. These new contracts fully ramp up over several years after commencement of service. Some of these contracts are already in effect. Service under the contracts is expected to begin through 2028. The contracts contain various terms and conditions, such as minimum duration, minimum bill provisions, contribution by the customer to local construction costs, termination payment requirements, and financial security, designed to generate adequate incremental revenues associated with incremental costs to serve these customers. These projected growth opportunities may be affected by a variety of factors, such as energy efficiency, changes in technology, reliability and operational factors, customer demand, and government policies, which could increase or decrease the pace of growth associated with these opportunities. In addition, these opportunities present risks such as capital access and cost recovery risks. See Note 2 to the financial statements under "Georgia Power – Integrated Resource Plans" for additional information regarding Georgia Power's related regulatory proceedings.

The level of future earnings for Southern Power's competitive wholesale electric business depends on numerous factors including the parameters of the wholesale market and the efficient operation of its wholesale generating assets; Southern Power's ability to execute its growth strategy through the development, construction, or acquisition of generating facilities and other energy projects while containing costs; regulatory matters; customer creditworthiness; total electric generating capacity available in Southern Power's market areas; Southern Power's ability to successfully remarket capacity as current contracts expire; renewable portfolio standards; continued availability of federal and state ITCs and PTCs under current and future tax legislation and U.S. Treasury guidance; transmission constraints; cost of generation from units within the Southern Company power pool; and operational limitations. See "Income Tax Matters" herein for information regarding the IRA's expansion of the availability of federal ITCs and PTCs and the OBBB's restrictions on federal ITCs and PTCs. Also see Notes 10 and 15 to the financial statements for additional information.

The level of future earnings for Southern Company Gas' primary business of distributing natural gas and its complementary businesses in the gas pipeline investments and gas marketing services sectors depends on numerous factors. These factors include the natural gas distribution utilities' ability to maintain constructive regulatory environments that allow for the timely recovery of prudently-incurred costs, including those related to projected long-term demand growth, safety, system reliability and resiliency, natural gas, and capital expenditures, including expanding and improving the natural gas distribution systems; the completion and subsequent operation of ongoing infrastructure and other construction projects; customer creditworthiness; and certain policies to limit the use of natural gas, such as the potential in Illinois and across certain other parts of the United States for state or municipal bans on the use of natural gas or policies designed to promote electrification. The volatility of natural gas prices has an impact on Southern Company Gas' customer rates, its long-term competitive position against other energy sources, and the ability of Southern Company Gas' gas marketing services business to capture value from locational and seasonal spreads. Additionally, changes in commodity prices, primarily driven by tight gas supplies, geopolitical events, and diminished gas production, subject a portion of Southern Company Gas' operations to earnings variability and may result in higher natural gas prices. Additional economic factors may contribute to this environment. The demand for natural gas may increase, including from large customers, which may cause natural gas prices to rise and drive higher volatility in the natural gas markets on a longer-term basis. Alternatively, a significant drop in oil and natural gas prices could lead to a consolidation of natural gas producers or reduced levels of natural gas production.

Earnings for both the electricity and natural gas businesses are subject to a variety of other factors. These factors include weather; competition; developing new and maintaining existing energy contracts and associated load requirements with wholesale customers; demand growth from data centers and other large load customers and associated load and operating requirements; customer energy conservation practices; the use of alternative energy sources by customers; government incentives to reduce overall energy usage; fuel, labor, and material prices in an environment of heightened inflation and material and labor supply chain disruptions; and the price elasticity of demand. Demand for electricity and natural gas in the Registrants' service territories is primarily driven by the pace of economic growth or decline that may be affected by changes in regional and global economic conditions and could be influenced by changes in technology, public policy, utility efficiency programs, and customer behavior. Significant changes in fiscal, monetary, or trade policies could affect actual economic activity and historical economic relationships in ways not anticipated in economic outlooks or Southern Company system plans. Additionally, changes in inflation, interest rates, and credit market conditions could affect the cost of doing business. All of these factors may impact future earnings. See RESULTS OF OPERATIONS herein for information on energy sales in the Southern Company system's service territory during 2025.

Mississippi Power provides service under long-term contracts with rural electric cooperative associations and a municipality located in southeastern Mississippi which are subject to regulation by the FERC. The contracts with these wholesale customers represented 12.9% of Mississippi Power's total operating revenues in 2025. See Note 2 to the financial statements under "Mississippi Power – Municipal and Rural Associations Tariff" for information on a rate settlement related to Mississippi Power's contract with Cooperative Energy through the end of 2035.

As part of its ongoing effort to adapt to changing market conditions, Southern Company continues to evaluate and consider a wide array of potential business strategies. These strategies may include business combinations, partnerships, joint ventures, and acquisitions involving other utility or non-utility businesses or properties, disposition of, or the sale of interests in, certain assets or businesses, internal restructuring, or some combination thereof. Furthermore, Southern Company may engage in new business ventures that arise from competitive and regulatory changes in the utility industry. Pursuit of any of the above strategies, or any combination thereof, may significantly affect the business operations, risks, and financial condition of Southern Company. In addition, Southern Power and Southern Company Gas regularly consider and evaluate joint development arrangements as well as acquisitions and/or dispositions of businesses and assets as part of their business strategies. See Note 15 to the financial statements and "Construction Programs" herein for additional information.

### Environmental Matters

The Southern Company system's operations are regulated by state and federal environmental agencies through a variety of laws and regulations governing air, water, land, avian and other wildlife and habitat protection, and other natural resources. The Southern Company system maintains comprehensive environmental compliance and GHG strategies to assess both current and upcoming requirements and compliance costs associated with these environmental laws and regulations. New or revised environmental laws and regulations could further affect many areas of operations for the Subsidiary Registrants. The costs required to comply with environmental laws and regulations and to achieve stated goals, including capital expenditures, operations and maintenance costs, and costs reflected in ARO liabilities, may impact future electric generating unit retirement and replacement decisions (which are generally subject to approval from the traditional electric operating companies' respective state PSCs), results of operations, cash flows, and/or financial condition. Related costs may result from the installation of additional environmental controls, closure and monitoring of CCR facilities, unit extensions or retirements and replacements, or changing fuel sources for certain existing units, as well as related upgrades to the Southern Company system's transmission and distribution (electric and natural gas) systems. A major portion of these costs is expected to be recovered through retail and wholesale rates, including existing ratemaking and billing provisions. The ultimate impact of environmental laws and regulations and the GHG goals discussed herein cannot be determined at this time and will depend on various factors, such as state adoption and implementation of requirements, the availability and cost of any deployed technology, fuel prices, the outcome of pending and/or future legal challenges and regulatory matters, and the ability to continue recovering the related costs, through rates for the

# Management's Discussion and Analysis of Financial Condition and Results of Operations

traditional electric operating companies and the natural gas distribution utilities and/or through long-term wholesale agreements for the traditional electric operating companies and Southern Power.

Alabama Power and Mississippi Power recover environmental compliance costs through separate mechanisms, Rate CNP Compliance and the ECO Plan, respectively. Georgia Power's base rates include an ECCR tariff that allows for the recovery of environmental compliance costs. The natural gas distribution utilities generally recover environmental remediation expenditures through rate mechanisms approved by their applicable state regulatory agencies. See Notes 2 and 3 to the financial statements for additional information.

Southern Power's PPAs generally contain provisions that permit charging the counterparty for some of the new costs incurred as a result of changes in environmental laws and regulations. Since Southern Power's units are generally newer natural gas and renewable generating facilities, costs associated with environmental compliance for these facilities have been less significant than for similarly situated coal or older natural gas generating facilities. Environmental, natural resource, and land use concerns, including the applicability of air quality limitations, the potential presence of wetlands or threatened and endangered species, the availability of water withdrawal rights, uncertainties regarding impacts such as increased light or noise, and concerns about potential adverse health impacts can, however, increase the cost of siting and/or operating any type of existing or future facility. The impact of such laws, regulations, and other considerations on Southern Power and subsequent recovery through PPA provisions cannot be determined at this time.

Further, increased costs that are recovered through regulated rates could contribute to reduced demand for electricity and natural gas, which could negatively affect results of operations, cash flows, and/or financial condition. Additionally, many commercial and industrial customers may also be affected by existing and future environmental requirements, which may have the potential to affect their demand for electricity and natural gas.

Although the timing, requirements, and estimated costs could change materially as environmental laws and regulations are adopted or modified, as compliance plans are revised or updated, and as legal challenges to rules are initiated or completed, estimated capital expenditures through 2030 based on the current environmental compliance strategy for the Southern Company system and the traditional electric operating companies are as follows:

| | 2026 | 2027 | 2028 | 2029 | 2030 | Total |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| Southern Company | $247 | $231 | $331 | $187 | $103 | $1,099 |
| Alabama Power[a] | 118 | 140 | 234 | 72 | 26 | 590 |
| Georgia Power | 117 | 68 | 60 | 65 | 69 | 379 |
| Mississippi Power[b] | 11 | 23 | 38 | 51 | 9 | 132 |

(a) Excludes amounts related to Alabama Power's decision to convert Plant Barry Unit 5 from coal to natural gas totaling $38 million in 2026, $15 million in 2027, and $54 million in 2028. See "Environmental Laws and Regulations – Water Quality" herein and Note 2 to the financial statements under "Alabama Power – Environmental Accounting Order" for additional information.

(b) Includes amounts contingent upon approval by the Mississippi PSC related to Mississippi Power's decision to convert Plant Daniel Unit 2 from coal to natural gas totaling $28 million in 2028 and $41 million in 2029. See Note 2 to the financial statements under "Mississippi Power – Integrated Resource Plans" for additional information.

These estimates do not include compliance costs associated with regulation of GHG emissions. See "Environmental Laws and Regulations – Greenhouse Gases" herein for additional information. The Southern Company system also anticipates substantial expenditures associated with surface impoundment closure and groundwater monitoring under the CCR Rule and related state rules, which are reflected in the applicable Registrants' ARO liabilities. See FINANCIAL CONDITION AND LIQUIDITY – "Cash Requirements" herein and Note 6 to the financial statements for additional information.

## Environmental Laws and Regulations

### Air Quality

In February 2023, the EPA published a final rule disapproving 19 state implementation plans (SIPs), including SIPs submitted by the States of Alabama and Mississippi, under the interstate transport (good neighbor) provisions of the Clean Air Act for the 2015 Ozone National Ambient Air Quality Standards (NAAQS). In March 2023, the State of Mississippi and Mississippi Power challenged the EPA's disapproval of the Mississippi SIP in the U.S. Court of Appeals for the Fifth Circuit. In June 2023, the U.S. Court of Appeals for the Fifth Circuit stayed the EPA's disapproval of the Mississippi SIP, and, on March 25, 2025, the court vacated and remanded the EPA's disapproval of the Mississippi SIP. On May 9, 2025, other parties to the case requested en banc review before the full U.S. Court of Appeals for the Fifth Circuit. The stay remains in effect, which protects the State of Mississippi from the requirements of the federal good neighbor plan. In April 2023, the State of Alabama, Alabama Power, and PowerSouth Energy Cooperative challenged the EPA's disapproval of the Alabama SIP in the U.S.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

Court of Appeals for the Eleventh Circuit. In August 2023, the U.S. Court of Appeals for the Eleventh Circuit stayed the EPA's disapproval of the Alabama SIP, pending appeal, which protects the State of Alabama from the requirements of a federal good neighbor plan pending resolution of the case. The case is currently being held in abeyance. On January 30, 2026, the EPA published the proposed Phase 1 rule reconsideration of the good neighbor plan which includes a reconsideration of the EPA's previous disapprovals of ozone interstate transport SIPs from multiple states, including Alabama and Mississippi.

In June 2023, the EPA published the 2015 Ozone NAAQS good neighbor federal implementation plan (FIP), which requires reductions in nitrogen oxides emissions from sources in 23 states, including Alabama and Mississippi for the 2015 Ozone NAAQS. Georgia and North Carolina have approved interstate transport SIPs addressing the 2015 Ozone NAAQS and are not subject to this rule. In June 2023, the State of Mississippi and Mississippi Power challenged the FIP for Mississippi in the U.S. Court of Appeals for the Fifth Circuit. In August 2023, the State of Alabama, Alabama Power, and PowerSouth Energy Cooperative challenged the FIP for Alabama in the U.S. Court of Appeals for the Eleventh Circuit. Both cases are being held in abeyance. In June 2024, the U.S. Supreme Court stayed the FIP pending the disposition of petitions for review of the FIP in the U.S. Court of Appeals for the D.C. Circuit and any petition for writ of certiorari to the U.S. Supreme Court. On March 12, 2025, the EPA announced its intent to reconsider the FIP.

The ultimate impact of the FIP and associated legal matters cannot be determined at this time; however, implementation of the stayed FIP and underlying SIPs would likely result in increased compliance costs for the traditional electric operating companies.

*Water Quality*

In May 2024, the EPA published the final rule revising the Steam Effluent Guidelines (2024 ELG Rule), which establishes more stringent limits for flue gas desulfurization wastewater, bottom ash transport water, and combustion residual leachate to be met no later than December 31, 2029. The 2024 ELG Rule maintains the 2020 ELG rule's permanent cessation of coal combustion (PCCC) subcategory and the existing rule's voluntary incentive program (VIP) compliance option. It also adds a new PCCC subcategory which allows units to cease coal combustion by December 31, 2034 as opposed to meeting the new more stringent requirements. The 2024 ELG Rule also establishes limitations for legacy wastewater. Numerous groups and states filed petitions for review challenging the rule in multiple federal circuit courts, and, in June 2024, the challenges were consolidated in the U.S. Court of Appeals for the Eighth Circuit. On February 28, 2025, the U.S. Court of Appeals for the Eighth Circuit placed the 2024 ELG Rule litigation in abeyance pending additional rulemaking. On December 31, 2025, the EPA published a final rule to extend certain 2024 ELG Rule compliance deadlines (ELG Deadline Extensions Rule), and, subsequently, multiple petitions for review were filed challenging the ELG Deadline Extensions Rule, which have been consolidated in the U.S. Court of Appeals for the Second Circuit. The EPA also indicated in this rulemaking that it will further evaluate whether to reconsider the 2024 ELG Rule technology requirements. The ultimate impacts of the 2024 ELG Rule, the ELG Deadline Extensions Rule, and associated legal matters cannot be determined at this time; however, they may result in significant compliance costs.

In 2021, Alabama Power submitted Notices of Planned Participation (NOPPs) to the Alabama Department of Environmental Management (ADEM) indicating plans to retire Plant Barry Unit 5 (700 MWs) and to cease using coal and begin operating solely on natural gas at Plant Gaston Unit 5 (880 MWs). However, subsequent to December 31, 2025, as a result of projected future generation needs, a decision was made to convert Plant Barry Unit 5 from coal to natural gas and to continue operating Plant Barry Unit 5 beyond December 31, 2028. As agent for SEGCO, Alabama Power indicated plans to retire Plant Gaston Units 1 through 4 (1,000 MWs) by December 31, 2028. However, upon further analysis, Alabama Power, in conjunction with Georgia Power, now expects to operate Plant Gaston Units 1 through 4 through December 31, 2034. As of December 31, 2025, Alabama Power is in compliance with the 2020 ELG rule generally applicable limits for bottom ash transport water for Plant Gaston Units 1 through 4. On December 30, 2025, pursuant to the 2024 ELG Rule, Alabama Power submitted additional NOPPs to the ADEM for Plant Barry Units 4 and 5, Plant Gaston Unit 5, and Plant Gorgas, opting in to the PCCC compliance subcategory for combustion residual leachate discharges by December 31, 2034. See Notes 2 and 7 to the financial statements under "Georgia Power – Integrated Resource Plans – 2025 IRP" and "SEGCO," respectively, for additional information.

The remaining assets for which Alabama Power has indicated retirement, due to repowering of the unit to natural gas, have net book values totaling approximately $464 million (excluding capitalized asset retirement costs which are recovered through Rate CNP Compliance) at December 31, 2025. Based on an Alabama PSC order, Alabama Power is authorized to establish a regulatory asset to record the unrecovered investment costs, including the plant asset balance and the site removal and closure costs, associated with unit retirements caused by environmental regulations (Environmental Accounting Order). Under the Environmental Accounting Order, the regulatory asset would be amortized and recovered over an affected unit's remaining useful life, as established prior to the decision regarding early retirement, through Rate CNP Compliance. See Note 2 to the financial statements under "Alabama Power – Rate CNP Compliance" and " – Environmental Accounting Order" for additional information.

*Management's Discussion and Analysis of Financial Condition and Results of Operations*

In 2021, Georgia Power submitted NOPPs to the Georgia Environmental Protection Division (EPD) indicating plans to retire Plant Bowen Units 1 and 2 (1,400 MWs) and Plant Scherer Unit 3 (614 MWs based on 75% ownership) on or before the compliance date of December 31, 2028. Georgia Power also submitted a NOPP indicating plans to pursue compliance with the 2020 ELG rule for Plant Scherer Units 1 and 2 (137 MWs based on 8.4% ownership) through the VIP by no later than December 31, 2028. As of December 31, 2025, Georgia Power is in compliance with the ELG rules for Plant Bowen Units 3 and 4 through the generally applicable requirements; therefore, no NOPP submission was required for these units. Through its 2025 IRP, Georgia Power received approval from the Georgia PSC to extend the operation of Plant Scherer Unit 3 through at least December 31, 2035, as well as Plant Gaston Units 1 through 4 (500 MWs based on 50% ownership through SEGCO) through December 31, 2034. In addition, the 2025 IRP assumes operation of Plant Bowen Units 1 and 2 through at least December 31, 2035 and does not impact the ELG compliance strategy for Plant Bowen as the flue gas desulfurization wastewater system is a common environmental control for all four generating units. On December 31, 2025, Georgia Power submitted a transfer NOPP indicating plans to pursue compliance with the 2020 ELG rule for Plant Scherer Unit 3 through the VIP by December 31, 2028. The NOPP submittals and generally applicable requirements are subject to the review of the Georgia EPD and decisions related to retirement or continued operation of units are subject to Georgia PSC approval. See Notes 2 and 7 to the financial statements under "Georgia Power – Integrated Resource Plans – 2025 IRP" and "SEGCO," respectively, for additional information.

*Coal Combustion Residuals*
In 2015, the EPA finalized non-hazardous solid waste regulations for the management and disposal of CCR, including coal ash and gypsum, in landfills and surface impoundments at active electric generating power plants. The CCR Rule requires landfills and surface impoundments to be evaluated against a set of performance criteria and potentially closed if certain criteria are not met. Closure of existing landfills and surface impoundments requires installation of equipment and infrastructure to manage CCR in accordance with the CCR Rule. In addition to the federal CCR Rule, the States of Alabama and Georgia finalized state regulations regarding the management and disposal of CCR within their respective states. In 2019, the State of Georgia received partial approval from the EPA for its state CCR permitting program, which has broader applicability than the federal rule. The State of Mississippi has not developed a state CCR permit program.

In June 2024, the EPA published a final determination to deny the ADEM's CCR permit program. Alabama Power's permits to close its CCR facilities remain valid under state law. In the absence of an EPA-approved state permit program, CCR facilities in Alabama will remain subject to both the federal and state CCR rules. The ultimate impact of the EPA's denial of ADEM's CCR permit program cannot be determined at this time; however, it may result in significant compliance costs.

Beginning in January 2022, the EPA issued numerous determinations that stated its positions on a variety of CCR Rule compliance requirements, such as criteria for groundwater corrective action and CCR unit closure. The traditional electric operating companies are working with state regulatory agencies to determine whether the EPA's determinations may impact closure and groundwater monitoring plans.

In May 2024, the EPA published the final legacy CCR surface impoundments rule (2024 Legacy Rule) which regulates two new categories of federally regulated CCR, legacy surface impoundments and CCR management units (CCRMUs). The 2024 Legacy Rule requires legacy surface impoundments and CCRMUs to meet certain existing regulatory requirements, including a requirement to initiate closure within 42 months after the effective date of the 2024 Legacy Rule for legacy surface impoundments and within 54 months after the effective date of the 2024 Legacy Rule for CCRMUs. Numerous industry groups, electric generators, and states filed petitions for review challenging the 2024 Legacy Rule in the U.S. Court of Appeals for the D.C. Circuit. On February 13, 2025, the U.S. Court of Appeals for the D.C. Circuit placed the 2024 Legacy Rule in abeyance pending additional rulemaking. On March 12, 2025, the EPA announced its intent to undertake several regulatory actions related to the CCR Rule. On February 10, 2026, the EPA published a final rule extending certain deadlines for compliance for owners and operators of CCRMUs. The ultimate impact of any final rule and associated legal matters cannot be determined at this time; however, it may result in significant compliance costs.

Based on compliance requirements for closure and monitoring of landfills and surface impoundments pursuant to state and federal CCR rules, the traditional electric operating companies have periodically updated, and expect to continue periodically updating, their related cost estimates and ARO liabilities for each CCR unit as additional information related to compliance monitoring, closure methodologies and strategies, schedules, and/or costs becomes available. Some of these updates have been, and future updates may be, material. The cost estimates for Alabama Power are based on closure-in-place for all surface impoundments. The cost estimates for Georgia Power and Mississippi Power are based on a combination of closure-in-place for some surface impoundments and closure by removal for others. Additionally, the closure designs and plans in the States of Alabama and Georgia are subject to approval by environmental regulatory agencies. Absent continued recovery of ARO costs through regulated rates, results of operations, cash flows, and financial condition for Southern Company and the traditional electric operating companies could be materially impacted. See FINANCIAL CONDITION AND LIQUIDITY – "Cash Requirements" herein, Notes 2 and 3 to the financial statements under "Georgia Power – Rate Plans" and "General Litigation Matters – Alabama Power," respectively, and Note 6 to the financial statements for additional information.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

*Greenhouse Gases*

In May 2024, the EPA published the final GHG rules (2024 GHG Rules) to establish GHG emissions standards for existing fossil fuel-fired steam electric generating units and new fossil fuel-fired combustion turbines and combined cycle generation facilities. The 2024 GHG Rules do not include standards for existing fossil fuel-fired combustion turbines or combined cycle generation facilities. Under the 2024 GHG Rules, existing source compliance for steam generating units would begin as early as January 1, 2030, depending on the subcategory for the affected unit, and the standards for new combustion turbines and combined cycles include subcategories for low, intermediate, and base load operations. Compliance with new source standards begins when the unit comes online, with requirements for carbon capture and sequestration (CCS) beginning on January 1, 2032.

Numerous industry groups, electric generators, and states have filed petitions for review challenging the 2024 GHG Rules in the U.S. Court of Appeals for the D.C. Circuit. On April 25, 2025, the U.S. Court of Appeals for the D.C. Circuit placed the litigation over the 2024 GHG Rules in abeyance. On June 17, 2025, the EPA published a proposed rule that includes a primary proposal and an alternative proposal. Under the primary proposal, the EPA would repeal all GHG emissions standards for fossil fuel-fired power plants promulgated under Section 111 of the Clean Air Act based on a finding that GHG emissions from those plants do not meet the prerequisite for regulation under Section 111 that they contribute significantly to dangerous air pollution. Under the alternative proposal, the EPA would repeal all of the GHG emissions guidelines for existing fossil fuel-fired steam generating units as well as the carbon capture and storage requirement for new base load stationary combustion turbines, leaving the remaining emissions standards from the 2024 GHG Rules in place. The ultimate impact of any final rule and associated legal matters cannot be determined at this time; however, if the EPA selects the alternative proposal, it may result in increased compliance costs.

It is unclear what impact the EPA's February 12, 2026 repeal of its 2009 endangerment finding for GHG emissions from motor vehicles might have on the remaining Section 111 emissions standards if the EPA selects the alternative proposal. The EPA acknowledged in the repeal of the 2009 endangerment finding that other Clean Air Act rulemakings, including the Section 111 emissions standards for fossil fuel-fired power plants, have cited the 2009 endangerment finding, and the EPA said it would address any overlapping issues in separate rulemakings.

Internationally, the Paris Agreement establishes a non-binding universal framework for addressing GHG emissions based on nationally determined emissions reduction contributions and sets in place a process for tracking progress towards the goals every five years. The United States withdrew from the Paris Agreement effective January 27, 2026.

Additional GHG policies, including legislation, may emerge in the future requiring the United States to accelerate its transition to a lower GHG emitting economy; however, associated impacts are currently unknown. The Southern Company system has transitioned from an electric generating mix of 70% coal, 15% natural gas, and 14% nuclear in 2007 to a mix of 20% coal, 51% natural gas, and 19% nuclear in 2025. This transition has been supported in part by the Southern Company system retiring over 6,700 MWs of coal-fired generating capacity since 2010 and converting 3,700 MWs of generating capacity from coal to natural gas since 2015, as well as the addition of over 1,100 MWs of nuclear generating capacity (based on Georgia Power's ownership interest in Plant Vogtle Units 3 and 4) since 2023. In addition, the Southern Company system's capacity mix consists of over 12,700 MWs of renewable and storage facilities through ownership (including 100% of the nameplate capacity of Southern Power's facilities owned with partners) and long-term PPAs. See "Environmental Laws and Regulations – Water Quality" herein for information on plans to retire or convert to natural gas additional coal-fired generating capacity. In addition, Southern Company Gas has replaced over 6,000 miles of pipe material that was more prone to fugitive emissions (unprotected steel and cast-iron pipe), resulting in mitigation of more than 3.3 million metric tons of $CO_2$ equivalents from its natural gas distribution system since 1998.

The following table provides the Registrants' 2024 and preliminary 2025 Scope 1 GHG emissions based on equity share of facilities:

|  | 2024 | Preliminary 2025 |
|---|---|---|
|  | *(in million metric tons of $CO_2$ equivalent)* | |
| Southern Company[(*)] | 79 | 83 |
| Alabama Power[(*)] | 30 | 31 |
| Georgia Power | 24 | 24 |
| Mississippi Power[(*)] | 9 | 9 |
| Southern Power | 12 | 12 |
| Southern Company Gas | 2 | 2 |

(*) Includes GHG emissions attributable to acquired assets beginning with the date of the applicable acquisition. See Note 15 to the financial statements for additional information.

Since 2018, Southern Company system management established GHG emissions reductions goals including an intermediate goal of 50% from 2007 levels by 2030 and a long-term goal of net zero by 2050. Based on the preliminary 2025 emissions, the Southern Company system has achieved an estimated GHG emission reduction of 47% since 2007, compared to a 49% reduction in 2024. This increase in

## Management's Discussion and Analysis of Financial Condition and Results of Operations

emissions is primarily attributed to increased electric generation and changes in fuel mix driven by economic dispatch, as discussed further under RESULTS OF OPERATIONS – "Southern Company – Electricity Business" herein. While none of Southern Company's subsidiaries are currently subject to renewable portfolio standards or similar requirements, management of the traditional electric operating companies is working with applicable regulators through their IRP processes to continue the generating fleet transition in a manner responsible to customers, communities, employees, and other stakeholders. The natural gas distribution utilities also engage in long-term planning processes in accordance with their state regulatory processes and are investing in programs and efforts to reduce GHG emissions associated with the delivery and use of natural gas, such as advanced leak detection and repair and renewable natural gas. Due primarily to the projected electric load growth, current projections indicate it will be extremely challenging to meet the 2030 goal. The Southern Company system continues to work toward its GHG goals while seeking to ensure reliable and affordable energy for its customers. Achievement of these goals is dependent on various factors, many of which the Southern Company system does not control, including load growth across the Southern Company system's service territory, including projected load growth from large load customers, energy policy and regulations, natural gas prices, customer demand for carbon-free energy, and the development and deployment of low- to no-GHG energy technologies. Southern Company system management expects to continue to economically transition the generating fleet through a diverse portfolio of resources including low-carbon and carbon-free resources; making the necessary related investments in transmission and distribution systems; continuing to implement effective energy efficiency and demand response programs; implementing initiatives to reduce natural gas distribution emissions; continuing research and development with a focus on technologies that lower GHG emissions; and constructively engaging with policymakers, regulators, investors, customers, and other stakeholders to support outcomes leading to a net zero future. There is no guarantee that the Southern Company system will achieve these goals.

### Environmental Remediation

The Southern Company system must comply with environmental laws and regulations governing the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Southern Company system could incur substantial costs to clean up affected sites. The traditional electric operating companies and Southern Company Gas conduct studies to determine the extent of any required cleanup and have recognized the estimated costs to clean up known impacted sites in their financial statements. Amounts for cleanup and ongoing monitoring costs were not material for any year presented. The traditional electric operating companies and the natural gas distribution utilities in Illinois and Georgia (which represent substantially all of Southern Company Gas' accrued remediation costs) have all received authority from their respective state PSCs or other applicable state regulatory agencies to recover approved environmental remediation costs through regulatory mechanisms. These regulatory mechanisms are adjusted annually or as necessary within limits approved by the state PSCs or other applicable state regulatory agencies. The traditional electric operating companies and Southern Company Gas may be liable for some or all required cleanup costs for additional sites that may require environmental remediation. See Note 3 to the financial statements under "Environmental Remediation" for additional information.

### Regulatory Matters

See OVERVIEW – "Recent Developments" herein and Note 2 to the financial statements for a discussion of regulatory matters related to Alabama Power, Georgia Power, Mississippi Power, and Southern Company Gas, including items that could impact the applicable Registrants' future earnings, cash flows, and/or financial condition.

### Alabama Power

On November 14, 2025, Alabama Power issued an RFP seeking on-demand dispatchable capacity resources of 100 MWs or greater to meet future energy needs. Any purchases will depend upon the cost competitiveness of the respective offers, as well as other options available to Alabama Power, and would ultimately require approval by the Alabama PSC. The ultimate outcome of this matter cannot be determined at this time.

### Construction Programs

The Southern Company system strategy continues to include developing and constructing new electric generating and battery energy storage facilities, expanding and improving the electric transmission and electric and natural gas distribution systems, and undertaking projects to comply with environmental laws and regulations.

The traditional electric operating companies are engaged in continuous construction programs to accommodate existing and estimated future loads on their respective systems. Major generation construction projects are subject to state PSC approval in order to be included in retail rates, through which the traditional electric operating companies recover their approved investment and a return on investment. Through the 2022 IRP and the 2023 IRP Update, the Georgia PSC has certified resources totaling approximately 13 GWs, approximately nine GWs of which are new generation and battery energy storage facilities that are being, or are expected to be, constructed by Georgia Power. These Georgia Power projects are projected to be placed in service through 2030. See Note 2 to the financial statements under "Georgia Power – Integrated Resource Plans" and " – Other Construction" for additional information.

*Management's Discussion and Analysis of Financial Condition and Results of Operations*

Alabama Power executed an agreement to build a battery energy storage facility at the former Plant Gorgas site in Walker County, Alabama. The new Gorgas battery facility is designed to have the capacity to store up to 150 MWs of electricity generated by other Alabama Power resources. Construction began in the third quarter 2025, with projected completion by 2027.

Southern Power's construction program includes the Millers Branch solar project and the Kay, Grant Plains, Grant, Wake, and Bethel wind repowering projects. The repowering projects result in accelerated depreciation related to the equipment being replaced that will continue until the projects' CODs, which are projected to occur between the third quarter 2026 and the third quarter 2027. At December 31, 2025, the remaining pre-tax accelerated depreciation is projected to total approximately $490 million in 2026 and $100 million in 2027. The ultimate impact of these matters cannot be determined at this time. See Note 15 to the financial statements under "Southern Power" for information relating to Southern Power's construction of renewable energy facilities.

Southern Company Gas is engaged in various infrastructure improvement programs designed to update or expand the natural gas distribution systems of the natural gas distribution utilities to improve reliability and resiliency, reduce emissions, and meet operational flexibility and growth. The natural gas distribution utilities recover their approved investment and a return on investment associated with these infrastructure programs through their regulated rates, as approved by their applicable state regulatory agency. See Note 2 to the financial statements under "Southern Company Gas – Infrastructure Replacement Programs and Capital Projects" for additional information on Southern Company Gas' construction program.

SNG is developing an approximately $3 billion proposed pipeline project, designed to meet customer demand by increasing SNG's existing pipeline capacity by approximately 1.3 billion cubic feet per day. Subject to the satisfaction or waiver of various conditions, including the receipt of all required approvals by regulators, including the FERC, the operator of the joint venture anticipates the project will be completed in 2029. Southern Company Gas' share of the total project costs would be 50%. The ultimate outcome of this matter cannot be determined at this time. See Note 7 to the financial statements under "Southern Company Gas" for additional information on SNG.

See FINANCIAL CONDITION AND LIQUIDITY – "Cash Requirements – Capital Expenditures" herein for additional information regarding the Registrants' capital requirements for their construction programs, including estimated totals for each of the next five years.

### Southern Power's Power Sales Agreements

*General*
Southern Power has PPAs with certain of the traditional electric operating companies, other investor-owned utilities, IPPs, municipalities, electric cooperatives, and other load-serving entities, as well as commercial and industrial customers. The PPAs are expected to provide Southern Power with a stable source of revenue during their respective terms.

Many of Southern Power's PPAs have provisions that require Southern Power or the counterparty to post collateral or an acceptable substitute guarantee if (i) S&P, Fitch, or Moody's downgrades the credit ratings of the respective company to an unacceptable credit rating, (ii) the counterparty is not rated, or (iii) the counterparty fails to maintain a minimum coverage ratio. See FINANCIAL CONDITION AND LIQUIDITY – "Credit Rating Risk" herein for additional information.

Southern Power works to maintain and expand its share of the wholesale market. During 2025, Southern Power continued to be successful in remarketing up to 1,339 MWs of annual generation capacity to load-serving entities, as well as to commercial and industrial customers, through several PPAs extending over the next 20 years. Market demand is being driven by customers securing generation capacity to manage risk, support reliability and operational commitments, replace expiring PPAs and retiring generation, and plan for future growth.

*Natural Gas*
Southern Power's electricity sales from natural gas facilities are primarily through long-term PPAs that consist of two types of agreements. The first type, referred to as a unit or block sale, is a customer purchase from a dedicated generating unit where all or a portion of the generation from that unit is reserved for that customer. Southern Power typically has the ability to serve the unit or block sale customer from an alternate resource. The second type, referred to as requirements service, provides that Southern Power serve the customer's capacity and energy requirements from a combination of the customer's own generating units and from Southern Power resources not dedicated to serve unit or block sales. Southern Power has rights to purchase power provided by the requirements customers' resources when economically viable.

As a general matter, substantially all of the PPAs provide that the purchasers are responsible for either procuring the fuel (tolling agreements) or reimbursing Southern Power for substantially all of the cost of fuel or purchased power relating to the energy delivered under such PPAs. To the extent a particular generating facility does not meet the operational requirements contemplated in the PPAs, Southern Power may be responsible for excess fuel costs. With respect to fuel transportation risk, most of Southern Power's PPAs provide that the counterparties are responsible for the availability of fuel transportation to the particular generating facility.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

Capacity charges that form part of the PPA payments are designed to recover fixed and variable operation and maintenance costs based on dollars-per-kilowatt year and to provide a return on investment. In general, to reduce Southern Power's exposure to certain operation and maintenance costs, Southern Power has LTSAs. See Note 1 to the financial statements under "Long-Term Service Agreements" for additional information.

## Solar and Wind

Southern Power's electricity sales from solar and wind generating facilities are also primarily through long-term PPAs; however, these PPAs do not have a capacity charge and customers either purchase the energy output of a dedicated renewable facility through an energy charge or provide Southern Power a certain fixed price for the electricity sold to the grid. As a result, Southern Power's ability to recover fixed and variable operations and maintenance expenses is dependent upon the level of energy generated from these facilities, which can be impacted by weather conditions, equipment performance, transmission constraints, and other factors. Generally, under the renewable generation PPAs, the purchasing party retains the right to keep or resell the associated renewable energy credits.

## Income Tax Matters

### Consolidated Income Taxes

The impact of certain tax events at Southern Company and/or its other subsidiaries can, and does, affect each Registrant's ability to claim certain deductions and to utilize certain tax credits and net operating losses. See "Tax Credits" and ACCOUNTING POLICIES – "Application of Critical Accounting Policies and Estimates – Accounting for Income Taxes" herein and Note 10 to the financial statements for additional information.

### Federal Tax Legislation

In 2022, the IRA was signed into law. The IRA extends, expands, and increases ITCs and PTCs for clean energy projects, allows PTCs for solar projects, adds ITCs for stand-alone energy storage projects with an option to elect out of the tax normalization requirement, and allows for the transferability of the tax credits. The IRA extends and increases the tax credits for CCS projects and adds tax credits for clean hydrogen and nuclear projects. Additional ITC and PTC amounts are available if the projects meet domestic content requirements or are located in low-income or energy communities. The IRA also enacted a 15% CAMT on book income, with material adjustments for pension costs and tax depreciation. The 15% CAMT on book income can be reduced by tax credits.

The OBBB was signed into law on July 4, 2025. It extends many of the Tax Reform Legislation's provisions that were set to expire and makes some of them permanent. The OBBB includes major changes to tax incentives for renewable energy projects. The legislation restricts the ITCs and PTCs for solar and wind power projects, which were originally set to run through 2032 under the IRA. Such projects must now either begin construction by July 2026 or be fully operational by the end of 2027 in order to claim the applicable tax credits. Nuclear, hydropower, and geothermal energy projects maintain tax credits under the new law. Battery energy storage projects retain their full tax credit through 2033, with a gradual phase-out by 2036. The OBBB added new restrictions to tax credits for renewable facilities that are controlled or influenced by a prohibited foreign entity or that receive material assistance from a prohibited foreign entity. Pursuant to an executive order, the U.S. Treasury issued a notice on August 15, 2025, making changes to the start-of-construction guidance for wind and solar projects that begin construction after September 1, 2025. The Southern Company system is implementing the guidance in its plans for future renewable projects. Additionally, the IRS is expected to issue significant guidance on the tax provisions in the OBBB. The Southern Company system is still assessing and will continue to monitor the impacts of the OBBB. The ultimate outcome of this legislation cannot be determined at this time.

For solar projects placed in service in 2022 through 2027 or that begin construction by July 2026, the IRA and the OBBB provide for a 30% ITC and an option to claim a PTC instead of an ITC. Starting in 2023 and through 2033, with a gradual phase-out by 2036, the IRA and the OBBB provide for a 30% ITC for stand-alone battery energy storage projects. For wind projects placed in service in 2022 through 2027 or that have begun construction by July 2026, the IRA and the OBBB provide for a 100% PTC, adjusted for inflation annually. The 2025 PTC rate is 3 cents per KWH on solar and wind projects where PTCs have been elected. To realize the full value of ITCs and PTCs, the IRA requires satisfaction of prevailing wage and apprenticeship requirements.

In April 2024, the IRS issued final regulations related to the transfer of tax credits. Alabama Power, Georgia Power, and Southern Power have entered into purchase and sale agreements with non-affiliated parties to sell ITCs and PTCs at a discount to the generated credit value in 2024, 2025, and 2026. The discount will be recorded as a reduction in tax credits recognized in the financial statements. The Southern Company system continues to explore the ability to efficiently monetize tax credits through third-party transferability agreements. See Note 10 to the financial statements for additional information.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

### Tax Credits

Southern Company receives ITCs and PTCs in connection with investments in solar, wind, fuel cell, nuclear, hydroelectric, and battery energy storage facilities primarily at Southern Power, Georgia Power, and Alabama Power.

Southern Power's ITCs relate to its investment in new solar facilities and battery energy storage facilities (co-located with existing solar facilities) that are acquired or constructed and its PTCs relate to the first 10 years of energy production from its wind and solar facilities, which have had, and may continue to have, a material impact on Southern Power's cash flows and net income. At December 31, 2025, Southern Company and Southern Power had approximately $850 million and $481 million, respectively, of unutilized federal ITCs and PTCs, which are currently projected to be fully utilized by 2031 but could be further delayed. Since 2018, Southern Power has utilized tax equity partnerships for certain wind, solar, and battery energy storage projects, where the tax equity partner takes significantly all of the respective federal tax benefits. These tax equity partnerships are consolidated in Southern Company's and Southern Power's financial statements using the HLBV methodology to allocate partnership gains and losses. On December 31, 2025, Southern Power purchased 100% of the noncontrolling Class A membership interests in the SP Wind tax equity partnership and became the sole owner of SP Wind, and the partnership was dissolved. Beginning in 2026, Southern Power will recognize the full tax benefit, net of applicable transfer discounts, on credits generated by the eight underlying wind facilities as they are generated. See Note 15 under "Southern Power – Purchase of Renewable Facility Interests" for additional information.

See Note 1 to the financial statements under "General" for additional information on the HLBV methodology and Note 1 to the financial statements under "Income Taxes" and Note 10 to the financial statements under "Deferred Tax Assets and Liabilities – Tax Credit Carryforwards" and "Effective Tax Rate" for additional information regarding utilization and amortization of credits and the tax benefit related to associated basis differences.

In the third quarter 2023 and the second quarter 2024, Georgia Power started generating advanced nuclear PTCs for Plant Vogtle Units 3 and 4, respectively, beginning on each unit's respective in-service date. PTCs are recognized as an income tax benefit based on KWH production. In addition, pursuant to the Vogtle Joint Ownership Agreements (as defined in Note 2 to the financial statements under "Georgia Power – Nuclear Construction – Cost and Schedule"), Georgia Power is purchasing advanced nuclear PTCs for Plant Vogtle Units 3 and 4 from the other Vogtle Owners. The gain recognized on the purchase of the joint owner PTCs is recognized as an income tax benefit. See Note 2 to the financial statements under "Georgia Power – Nuclear Construction" for additional information regarding Plant Vogtle Units 3 and 4.

Alabama Power and Georgia Power have nuclear generating facilities that qualify for Internal Revenue Code §45U PTCs under the IRA. The §45U PTC is available for tax years 2024 to 2032 and is subject to a phase-out. Southern Company, Alabama Power, and Georgia Power each evaluates annually whether it qualifies for the credit. For the 2024 tax year, Southern Company, Alabama Power, and Georgia Power claimed a credit of $373 million, $180 million, and $193 million, respectively, on the consolidated federal tax return, which included the prevailing wage multiplier. This credit, net of the transfer discount, was recorded as a regulatory liability. In November 2025, Southern Company received a full acceptance letter from the IRS for the consolidated 2024 federal income tax return. The estimated total credit amounts for the 2025 tax year are $122 million, $50 million, and $72 million for Southern Company, Alabama Power, and Georgia Power, respectively. Due to uncertainty regarding the acceptance of this credit by the IRS, the amounts for the 2025 tax year have been fully reserved. The ultimate outcome of this matter cannot be determined at this time.

See Note 2 to the financial statements under "Alabama Power – Nuclear Production Tax Credits Order" and "Georgia Power – Rate Plans" and Note 10 to the financial statements under "Unrecognized Tax Benefits" for additional information.

Implementation of the IRA and OBBB provisions related to existing nuclear generating facilities is subject to the issuance of additional guidance by the U.S. Treasury and the IRS. The applicable Registrants are still evaluating the impacts, and the ultimate outcome of this matter cannot be determined at this time.

### Corporate Alternative Minimum Tax

On June 2, 2025 and September 30, 2025, the U.S. Treasury and the IRS issued guidance on the application of the CAMT. Southern Company has filed its consolidated 2024 federal income tax return and determined it was not subject to CAMT. Southern Company is still assessing the issued guidance and is not expecting to be subject to CAMT for the 2025 tax year.

Implementation of the IRA and OBBB provisions related to CAMT is subject to the issuance of additional guidance by the U.S. Treasury and the IRS. The Registrants are still evaluating the impacts, and the ultimate outcome of this matter cannot be determined at this time.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

### Natural Gas Safe Harbor Method

In 2023, the IRS issued Revenue Procedure 2023–15, which provides a safe harbor tax method of accounting that taxpayers may use to determine whether certain expenditures to maintain, repair, replace, or improve natural gas transmission and distribution property must be capitalized or allowed as repair deductions. The revenue procedure allows multiple alternatives for implementation. In April 2024, the IRS issued Revenue Procedure 2024–23, which gives additional implementation guidance on the natural gas safe harbor tax method of accounting for qualifying repair deductions. Southern Company and Southern Company Gas submitted a tax accounting method change for qualifying expenditures with the filing of its consolidated 2024 federal income tax return. The new tax method of accounting resulted in a material net positive cash flow for Southern Company Gas. This method change did not have an impact on the net income of Southern Company and Southern Company Gas. See Note 10 to the financial statements under "Deferred Tax Assets and Liabilities – Tax Credit Carryforwards" for additional information.

### Georgia State Tax Legislation

On April 15, 2025, the State of Georgia enacted tax legislation that reduced the corporate income tax rate from 5.39% to 5.19% effective for the 2025 tax year. This legislation reduced the amount of Southern Company's and certain subsidiaries' income tax expense in the State of Georgia and existing state net accumulated deferred tax liabilities, increased regulatory liabilities at Georgia Power and Southern Company Gas, and reduces Georgia Power's ability to utilize certain state tax credits in the State of Georgia. The legislation did not have a material impact on the net income of the applicable Registrants in 2025.

## General Litigation and Other Matters

The Registrants are involved in various matters being litigated and/or regulatory and other matters that could affect future earnings, cash flows, and/or financial condition. The ultimate outcome of such pending or potential litigation against each Registrant and any subsidiaries or regulatory and other matters cannot be determined at this time; however, for current proceedings and/or matters not specifically reported herein or in Notes 2 and 3 to the financial statements, management does not anticipate that the ultimate liabilities, if any, arising from such current proceedings and/or matters would have a material effect on such Registrant's financial statements. See Notes 2 and 3 to the financial statements for a discussion of various contingencies, including matters being litigated, regulatory matters, and other matters which may affect future earnings potential.

## ACCOUNTING POLICIES

## Application of Critical Accounting Policies and Estimates

The Registrants prepare their financial statements in accordance with GAAP, which requires the use of estimates, judgments, and assumptions. Significant accounting policies are described in the notes to the financial statements. Detailed further herein are certain estimates made in the application of these policies that may have a material impact on the results of operations, financial condition, and related disclosures of the applicable Registrants (as indicated in the section descriptions herein). Different assumptions and measurements could produce estimates that are significantly different from those recorded in the financial statements. Senior management has reviewed and discussed these critical accounting policies and estimates with the Audit Committee of Southern Company's Board of Directors. The following critical accounting policies and estimates include only those that are applicable to Southern Company.

### Utility Regulation (Southern Company, Alabama Power, Georgia Power, Mississippi Power, and Southern Company Gas)

The traditional electric operating companies and the natural gas distribution utilities are subject to retail regulation by their respective state PSCs or other applicable state regulatory agencies and wholesale regulation by the FERC. These regulatory agencies set the rates the traditional electric operating companies and the natural gas distribution utilities are permitted to charge customers based on allowable costs, including a reasonable ROE. As a result, the traditional electric operating companies and the natural gas distribution utilities apply accounting standards which require the financial statements to reflect the effects of rate regulation. Through the ratemaking process, the regulators may require the inclusion of costs or revenues in periods different than when they would be recognized by a non-regulated company. This treatment may result in the deferral of expenses and the recording of related regulatory assets based on anticipated future recovery through rates or the deferral of gains or creation of liabilities and the recording of related regulatory liabilities. The application of the accounting standards for rate regulated entities also impacts their financial statements as a result of the estimates of allowable costs used in the ratemaking process. These estimates may differ from those actually incurred by the

# Management's Discussion and Analysis of Financial Condition and Results of Operations

traditional electric operating companies and the natural gas distribution utilities; therefore, the accounting estimates inherent in specific costs such as depreciation, AROs, and pension and other postretirement benefits have less of a direct impact on the results of operations and financial condition of the applicable Registrants than they would on a non-regulated company. Additionally, a regulatory agency may disallow recovery of all or a portion of certain assets. See Note 2 to the financial statements under "Southern Company Gas – Infrastructure Replacement Programs and Capital Projects – Nicor Gas" for information regarding the disallowance of certain capital investments at Nicor Gas.

Revenues related to regulated utility operations as a percentage of total operating revenues in 2025 for the applicable Registrants were as follows: 90% for Southern Company, 98% for Alabama Power, 95% for Georgia Power, 99% for Mississippi Power, and 88% for Southern Company Gas.

As reflected in Note 2 to the financial statements, significant regulatory assets and liabilities have been recorded. Management reviews the ultimate recoverability of these regulatory assets and any requirement to refund these regulatory liabilities based on applicable regulatory guidelines and GAAP. However, adverse legislative, judicial, or regulatory actions could materially impact the amounts of such regulatory assets and liabilities and could adversely impact the financial statements of the applicable Registrants.

## Accounting for Income Taxes (Southern Company, Georgia Power, Mississippi Power, Southern Power, and Southern Company Gas)

The consolidated income tax provision and deferred income tax assets and liabilities, as well as any unrecognized tax benefits and valuation allowances, require significant judgment and estimates. These estimates are supported by historical tax return data, reasonable projections of taxable income, the ability and intent to implement tax planning strategies if necessary, and interpretations of applicable tax laws and regulations across multiple taxing jurisdictions. The effective tax rate reflects the statutory tax rates and calculated apportionments for the various states in which the Southern Company system operates.

Southern Company files a consolidated federal income tax return and the Registrants file various state income tax returns, some of which are combined or unitary. Under a joint consolidated income tax allocation agreement, each Southern Company subsidiary's current and deferred tax expense is computed on a stand-alone basis and each subsidiary is allocated an amount of tax similar to that which would be paid if it filed a separate income tax return except for certain credit utilization and state apportionment results. In accordance with IRS regulations, each company is jointly and severally liable for the federal tax liability. Certain deductions and credits can be limited or utilized at the consolidated or combined level resulting in tax credit and/or state net operating loss carryforwards that would not otherwise result on a stand-alone basis. Utilization of these carryforwards and the assessment of valuation allowances are based on significant judgment and extensive analysis of Southern Company's and its subsidiaries' current financial position and results of operations, including currently available information about future years, to estimate when future taxable income will be realized. See Note 10 to the financial statements under "Deferred Tax Assets and Liabilities – Tax Credit Carryforwards" and " – Net Operating Loss Carryforwards" for additional information.

Current and deferred state income tax liabilities and assets are estimated based on laws of multiple states that determine the income to be apportioned to their jurisdictions. States have various filing methodologies and utilize specific formulas to calculate the apportionment of taxable income. The calculation of deferred state taxes considers apportionment factors and filing methodologies that are expected to apply in future years. Any apportionments and/or filing methodologies ultimately finalized in a manner inconsistent with expectations could have a material effect on the financial statements of the applicable Registrants.

## Asset Retirement Obligations (Southern Company, Alabama Power, Georgia Power, Mississippi Power, and Southern Company Gas)

Estimating AROs requires significant judgment. AROs are computed as the present value of the estimated costs for an asset's future retirement and are recorded in the period in which the liability is incurred. The estimated costs are capitalized as part of the related long-lived asset and depreciated over the asset's useful life. In the absence of quoted market prices, AROs are estimated using present value techniques in which estimates of future cash outlays associated with the asset retirements are discounted using a credit-adjusted risk-free rate. Estimates of the timing and amounts of future cash outlays are based on projections of when and how the assets will be retired and the cost of future removal activities.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

The ARO liabilities for the traditional electric operating companies primarily relate to facilities that are subject to the CCR Rule and the related state rules, principally surface impoundments. In addition, Alabama Power and Georgia Power have retirement obligations related to the decommissioning of nuclear facilities (Alabama Power's Plant Farley and Georgia Power's ownership interests in Plants Hatch and Vogtle). Other significant AROs include various landfill sites and asbestos removal for Alabama Power, Georgia Power, and Mississippi Power and gypsum cells and mine reclamation for Mississippi Power.

The traditional electric operating companies and Southern Company Gas also have identified other retirement obligations, such as obligations related to certain electric transmission and distribution facilities, certain asbestos-containing material within long-term assets not subject to ongoing repair and maintenance activities, certain wireless communication towers, the disposal of polychlorinated biphenyls in certain transformers, leasehold improvements, equipment on customer property, and property associated with the Southern Company system's rail lines and natural gas pipelines. However, liabilities for the removal of these assets have not been recorded because the settlement timing for certain retirement obligations related to these assets is indeterminable and, therefore, the fair value of the retirement obligations cannot be reasonably estimated. A liability for these retirement obligations will be recognized when sufficient information becomes available to support a reasonable estimation of the ARO.

The cost estimates for AROs related to the disposal of CCR are based on information using various assumptions related to closure and post-closure costs, timing of future cash outlays, inflation and discount rates, and the potential methods for complying with the CCR Rule and the related state rules. The traditional electric operating companies have periodically updated, and expect to continue periodically updating, their related cost estimates and ARO liabilities for each CCR unit as additional information related to these assumptions becomes available. Some of these updates have been, and future updates may be, material. The cost estimates for Alabama Power are based on closure-in-place for all surface impoundments. The cost estimates for Georgia Power and Mississippi Power are based on a combination of closure-in-place for some surface impoundments and closure by removal for others. Additionally, the closure designs and plans in the States of Alabama and Georgia are subject to approval by environmental regulatory agencies. See Note 6 to the financial statements and FUTURE EARNINGS POTENTIAL – "Environmental Matters – Environmental Laws and Regulations – Coal Combustion Residuals" herein for additional information, including updates to AROs related to surface impoundments recorded during 2025 by certain Registrants.

### *Pension and Other Postretirement Benefits (Southern Company, Alabama Power, Georgia Power, Mississippi Power, and Southern Company Gas)*

The applicable Registrants' calculations of pension and other postretirement benefits expense are dependent on a number of assumptions. These assumptions include discount rates, healthcare cost trend rates, expected long-term rate of return (LRR) on plan assets, mortality rates, expected salary and wage increases, and other factors. Components of pension and other postretirement benefits expense include interest and service cost on the pension and other postretirement benefit plans, expected return on plan assets, and amortization of certain unrecognized costs and obligations. Actual results that differ from the assumptions utilized are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the applicable Registrants believe the assumptions used are appropriate, differences in actual experience or significant changes in assumptions would affect their pension and other postretirement benefit costs and obligations.

Key elements in determining the applicable Registrants' pension and other postretirement benefit expense are the LRR and the discount rate used to measure the benefit plan obligations and the periodic benefit plan expense for future periods. For purposes of determining the applicable Registrants' liabilities related to the pension and other postretirement benefit plans, Southern Company discounts the future related cash flows using a single-point discount rate for each plan developed from the weighted average of market-observed yields for high quality fixed income securities with maturities that correspond to expected benefit payments. The discount rate assumption impacts both the service cost and non-service costs components of net periodic benefit costs as well as the projected benefit obligations.

The LRR on pension and other postretirement benefit plan assets is based on Southern Company's investment strategy, as described in Note 11 to the financial statements, historical experience, and expectations that consider external actuarial advice, and represents the average rate of earnings expected over the long term on the assets invested to provide for anticipated future benefit payments. Southern Company determines the amount of the expected return on plan assets component of non-service costs by applying the LRR of various asset classes to Southern Company's target asset allocation. The LRR only impacts the non-service costs component of net periodic benefit costs for the following year and is set annually at the beginning of the year.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table illustrates the sensitivity to changes in the applicable Registrants' long-term assumptions with respect to the discount rate, salary increases, and the long-term rate of return on plan assets:

| | | Increase/(Decrease) in | |
| --- | --- | --- | --- |
| 25 Basis Point Change in: | Total Benefit Expense for 2026 | Projected Obligation for Pension Plan at December 31, 2025 | Projected Obligation for Other Postretirement Benefit Plans at December 31, 2025 |
| | | *(in millions)* | |
| **Discount rate:** | | | |
| Southern Company | $28/$(27) | $380/$(362) | $31/$(30) |
| Alabama Power | $7/$(7) | $91/$(87) | $8/$(8) |
| Georgia Power | $7/$(7) | $108/$(103) | $11/$(10) |
| Mississippi Power | $1/$(1) | $17/$(16) | $1/$(1) |
| Southern Company Gas | $2/$(2) | $25/$(23) | $3/$(3) |
| **Salaries:** | | | |
| Southern Company | $16/$(16) | $77/$(75) | $–/$– |
| Alabama Power | $4/$(4) | $21/$(21) | $–/$– |
| Georgia Power | $4/$(4) | $20/$(20) | $–/$– |
| Mississippi Power | $1/$(1) | $3/$(3) | $–/$– |
| Southern Company Gas | $1/$(1) | $3/$(3) | $–/$– |
| **Long-term return on plan assets:** | | | |
| Southern Company | $42/$(42) | N/A | N/A |
| Alabama Power | $11/$(11) | N/A | N/A |
| Georgia Power | $13/$(13) | N/A | N/A |
| Mississippi Power | $2/$(2) | N/A | N/A |
| Southern Company Gas | $3/$(3) | N/A | N/A |

See Note 11 to the financial statements for additional information regarding pension and other postretirement benefits.

## Impairment (Southern Company, Alabama Power, Southern Power, and Southern Company Gas)

### Goodwill (Southern Company and Southern Company Gas)

The acquisition method of accounting for business combinations requires the assets acquired and liabilities assumed to be recorded at the date of acquisition at their respective estimated fair values. The applicable Registrants have recognized goodwill as of the date of their acquisitions, as a residual over the fair values of the identifiable net assets acquired. Goodwill is recorded at the reporting unit level, which is the operating segment or a business one level below the operating segment (a component), if discrete financial information is prepared and regularly reviewed by management. Components are aggregated if they have similar economic characteristics. Goodwill is tested for impairment at the reporting unit level on an annual basis in the fourth quarter of the year and on an interim basis if events and circumstances occur that indicate goodwill may be impaired.

Goodwill is evaluated for impairment either under the qualitative assessment option or the quantitative option to determine the fair value of the reporting unit. If goodwill is determined to be impaired, an impairment loss measured at the amount by which the reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill, is recorded.

Goodwill for Southern Company and Southern Company Gas was $5.2 billion and $5.0 billion, respectively, at December 31, 2025.

The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can significantly impact the applicable Registrant's results of operations. Fair values and useful lives are determined based on, among other factors, the expected future period of benefit of the asset, the various characteristics of the asset, and projected cash flows. As the determination of an asset's fair value and useful life involves management making certain estimates and because these estimates form the basis for the determination of whether or not an impairment charge should be recorded, the applicable Registrants consider these estimates to be critical accounting estimates.

See Note 1 to the financial statements under "Goodwill and Other Intangible Assets" for additional information regarding the applicable Registrants' goodwill.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

*Long-Lived Assets (Southern Company, Alabama Power, Southern Power, and Southern Company Gas)*

The applicable Registrants assess their other long-lived assets for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. If an impairment indicator exists, the asset is tested for recoverability by comparing the asset carrying amount to the sum of the undiscounted expected future cash flows directly attributable to the asset's use and eventual disposition. If the estimate of undiscounted future cash flows is less than the carrying amount of the asset, the fair value of the asset is determined and a loss is recorded equal to the difference between the carrying amount and the fair value of the asset. In addition, when assets are identified as held for sale, an impairment loss is recognized to the extent the carrying amount of the assets or asset group exceeds their fair value less cost to sell. A high degree of judgment is required in developing estimates related to these evaluations, which are based on projections of various factors, some of which have been quite volatile in recent years. See Notes 1 and 15 to the financial statements for additional information, including any recent asset impairments.

As the determination of the expected future cash flows generated from an asset, an asset's fair value, and useful life involves management making certain estimates and because these estimates form the basis for the determination of whether or not an impairment charge should be recorded, the applicable Registrants consider these estimates to be critical accounting estimates.

## Contingent Obligations (All Registrants)

The Registrants are subject to a number of federal and state laws and regulations, as well as other factors and conditions that subject them to environmental, litigation, and other risks. See FUTURE EARNINGS POTENTIAL herein and Notes 2 and 3 to the financial statements for more information regarding certain of these contingencies. The Registrants periodically evaluate their exposure to such risks and record reserves for those matters where a non-tax-related loss is considered probable and reasonably estimable. The adequacy of reserves can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect the results of operations, cash flows, or financial condition of the Registrants.

## Recently Issued Accounting Standards

See Note 1 to the financial statements under "Recently Adopted Accounting Standards" for additional information.

## FINANCIAL CONDITION AND LIQUIDITY

### Overview

The financial condition of each Registrant remained stable at December 31, 2025. The Registrants' cash requirements primarily consist of funding ongoing operations, including unconsolidated subsidiaries, as well as common stock dividends, capital expenditures, and debt maturities. Southern Power's cash requirements also include distributions to noncontrolling interests. Capital expenditures and other investing activities for the traditional electric operating companies include investments to build new generation facilities to meet projected long-term demand requirements and to replace units being retired as part of the generation fleet transition, to maintain existing generation facilities, to comply with environmental regulations including adding environmental modifications to certain existing generating units and closures of surface impoundments, to expand and improve transmission and distribution facilities, and for restoration following major storms. Southern Power's capital expenditures and other investing activities may include acquisitions or new construction associated with its overall growth strategy and to maintain its existing generation fleet's performance. Southern Company Gas' capital expenditures and other investing activities include investments to meet projected long-term demand requirements, to maintain existing natural gas transmission and distribution systems as well as to update and expand these systems, and to comply with environmental regulations. See "Cash Requirements" herein for additional information.

Operating cash flows provide a substantial portion of the Registrants' cash needs. For the three-year period from 2026 through 2028, each Registrant's projected stock dividends, capital expenditures, and debt maturities, as well as distributions to noncontrolling interests for Southern Power, are expected to exceed its operating cash flows. Southern Company plans to finance future cash needs in excess of its operating cash flows through one or more of the following: accessing borrowings from financial institutions, issuing debt, equity, and/or hybrid securities in the capital markets, and/or through its stock plans and its continuous equity offering program. Each Subsidiary Registrant plans to finance its future cash needs in excess of its operating cash flows primarily through external securities issuances, borrowings from financial institutions and other sources, and equity contributions from Southern Company. The Registrants plan to use commercial paper to manage seasonal variations in operating cash flows and for other working capital needs and continue to monitor their access to short-term and long-term capital markets as well as their bank credit arrangements to meet future capital and liquidity needs. See "Sources of Capital" and "Financing Activities" herein for additional information.

See Note 11 to the financial statements under "Pension Plans" for information on the Registrants' investments in their qualified pension plans. No mandatory contributions to the qualified pension plans are anticipated during 2026. See Note 6 to the financial statements under "Nuclear Decommissioning" for information on Alabama Power's and Georgia Power's investments in their respective nuclear decommissioning trust funds.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

At the end of 2025, the market price of Southern Company's common stock was $87.20 per share (based on the closing price as reported on the NYSE) and the book value was $32.18 per share, representing a market-to-book value ratio of 271%, compared to $82.32, $30.28, and 272%, respectively, at the end of 2024.

## Cash Requirements

### Capital Expenditures

Total estimated capital expenditures, including LTSA and nuclear fuel commitments, for the Registrants through 2030 based on their current construction programs are as follows:

| | 2026 | 2027 | 2028 | 2029 | 2030 |
|---|---|---|---|---|---|
| | *(in billions)* | | | | |
| Southern Company[a][b][c][d][e] | $15.9 | $18.5 | $17.1 | $14.6 | $12.0 |
| Alabama Power[a] | 2.0 | 2.1 | 2.1 | 2.1 | 1.9 |
| Georgia Power[b] | 10.1 | 12.7 | 12.1 | 9.8 | 7.7 |
| Mississippi Power[c] | 0.4 | 0.4 | 0.4 | 0.3 | 0.3 |
| Southern Power[d] | 0.9 | 0.5 | 0.1 | 0.2 | 0.1 |
| Southern Company Gas[e] | 2.2 | 2.6 | 2.4 | 2.0 | 2.0 |

(a) Excludes amounts related to Alabama Power's decision to convert Plant Barry Unit 5 from coal to natural gas totaling $38 million in 2026, $15 million in 2027, and $54 million in 2028. See FUTURE EARNINGS POTENTIAL – "Environmental Matters – Environmental Laws and Regulations – Water Quality" herein and Note 2 to the financial statements under "Alabama Power – Environmental Accounting Order" for additional information.

(b) Includes expenditures of approximately $3.1 billion, $5.5 billion, $5.1 billion, $3.2 billion, and $0.8 billion for 2026 through 2030, respectively, for construction projects and related transmission investments approved in conjunction with the 2022 IRP, the 2023 IRP Update, and the 2025 IRP. See Note 2 to the financial statements under "Georgia Power – Integrated Resource Plans" and " – Other Construction" for additional information.

(c) Includes amounts contingent upon approval by the Mississippi PSC related to Mississippi Power's decision to convert Plant Daniel Unit 2 from coal to natural gas totaling $28 million in 2028 and $41 million in 2029. See Note 2 to the financial statements under "Mississippi Power – Integrated Resource Plans" for additional information.

(d) Includes $40 million in 2026 related to the Millers Branch solar project and $0.7 billion and $0.4 billion in 2026 and 2027, respectively, related to wind repowering projects. Excludes approximately $0.8 billion per year for 2026 through 2029 and $0.7 billion for 2030 for Southern Power's planned acquisitions and placeholder growth, which may vary materially due to market opportunities and Southern Power's ability to execute its growth strategy. See Note 15 to the financial statements under "Southern Power" for additional information regarding the Millers Branch solar project and the wind repowering projects.

(e) Includes gas pipeline investment of approximately $0.3 billion, $0.8 billion, $0.5 billion, and $0.1 billion for 2026 through 2029, respectively. See FUTURE EARNINGS POTENTIAL – "Construction Programs" herein for information regarding this project.

Total estimated capital expenditures, primarily at the traditional electric operating companies, increased significantly since 2023, from $45.2 billion previously estimated for 2024 through 2028 to $78.1 billion currently estimated for 2026 through 2030. The traditional electric operating companies project a significant increase in demand for electricity sales, largely driven by data centers and other large load customers. Serving the projected increased load demand from these new customers while continuing to serve existing customers safely, reliably, and affordably requires investing in generation, transmission, and distribution systems and pricing sales to these new customers such that the related incremental costs are met with adequate incremental revenues from these new customers. Through the 2022 IRP and the 2023 IRP Update, the Georgia PSC has certified resources totaling approximately 13 GWs, approximately nine GWs of which are new generation and battery energy storage facilities that are being, or are expected to be, constructed by Georgia Power. The certified costs of these Georgia Power projects total $19.5 billion, and these projects are projected to be placed in service through 2030. See Note 2 to the financial statements under "Georgia Power – Integrated Resource Plans" and " – Other Construction" for additional information.

These capital expenditures include estimates to comply with environmental laws and regulations, but do not include compliance costs associated with regulation of GHG emissions. See FUTURE EARNINGS POTENTIAL – "Environmental Matters" herein for additional information. At December 31, 2025, significant purchase commitments were outstanding in connection with the Registrants' construction programs.

The traditional electric operating companies also anticipate continued expenditures associated with closure and monitoring of surface impoundments and landfills in accordance with state and federal CCR rules, which are reflected in the applicable Registrants' ARO liabilities. The cost estimates for Alabama Power are based on closure-in-place for all surface impoundments. The cost estimates for Georgia Power and Mississippi Power are based on a combination of closure-in-place for some surface impoundments and closure by removal for others. These estimated costs are likely to change, and could change materially, as assumptions and details pertaining to closure are refined and compliance activities continue. Current estimates of these costs through 2030 are provided in the table below. Material expenditures

## Management's Discussion and Analysis of Financial Condition and Results of Operations

in future years for ARO settlements will also be required for surface impoundments, nuclear decommissioning (for Alabama Power and Georgia Power), and other liabilities reflected in the applicable Registrants' AROs, as discussed further in Note 6 to the financial statements. Also see FUTURE EARNINGS POTENTIAL – "Environmental Matters – Environmental Laws and Regulations – Coal Combustion Residuals" herein.

| | 2026 | 2027 | 2028 | 2029 | 2030 |
|---|---|---|---|---|---|
| | *(in millions)* | | | | |
| Southern Company | $ 653 | $ 645 | $ 520 | $ 750 | $ 730 |
| Alabama Power | 256 | 265 | 209 | 206 | 187 |
| Georgia Power | 360 | 341 | 297 | 541 | 540 |
| Mississippi Power | 18 | 14 | 13 | 2 | 2 |

The construction programs are subject to periodic review and revision, and actual construction costs may vary from these estimates because of numerous factors. These factors include: changes in business conditions; changes in load projections; changes in environmental laws and regulations; changes in technology; the outcome of any legal challenges to environmental rules; changes in electric generating plants, including unit retirements and replacements and adding or changing fuel sources at existing electric generating units, to meet regulatory requirements; changes in FERC rules and regulations; state regulatory agency approvals; changes in the expected environmental compliance program; changes in legislation, regulation, and/or tariff policy; the cost, availability, and efficiency of construction labor, equipment, and materials; project scope and design changes; abnormal weather; delays in construction due to judicial or regulatory action; storm impacts; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures and AROs will be fully recovered. Additionally, expenditures associated with Southern Power's planned acquisitions may vary due to market opportunities and the execution of its growth strategy. See Note 15 to the financial statements under "Southern Power" for additional information regarding Southern Power's plant acquisitions and construction projects.

See FUTURE EARNINGS POTENTIAL – "Construction Programs" herein for additional information.

### Other Significant Cash Requirements

Long-term debt maturities and the interest payable on long-term debt each represent a significant cash requirement for the Registrants. See Note 8 to the financial statements for information regarding the Registrants' long-term debt at December 31, 2025, the weighted average interest rate applicable to each long-term debt category, and a schedule of long-term debt maturities over the next five years. The Registrants plan to continue, when economically feasible, to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit.

Fuel and purchased power costs represent a significant component of funding ongoing operations for the traditional electric operating companies and Southern Power. Total estimated costs for fuel and purchased power commitments at December 31, 2025 for the applicable Registrants are provided in the table below. Fuel costs include purchases of coal (for the traditional electric operating companies) and natural gas (for the traditional electric operating companies and Southern Power), as well as the related transportation and storage. In most cases, these contracts contain provisions for price escalation, minimum purchase levels, and other financial commitments. Natural gas purchase commitments are based on various indices at the time of delivery; the amounts reflected below have been estimated based on the NYMEX future prices at December 31, 2025. As discussed under "Capital Expenditures" herein, estimated expenditures for nuclear fuel are included in the applicable Registrants' construction programs for the years 2026 through 2030. Nuclear fuel commitments at December 31, 2025 that extend beyond 2030 are included in the table below. Purchased power costs represent estimated minimum obligations for various PPAs for the purchase of capacity and energy, except for those accounted for as leases, which are discussed in Note 9 to the financial statements.

| | 2026 | 2027 | 2028 | 2029 | 2030 | Thereafter |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| Southern Company[*] | $ 3,955 | $ 3,097 | $ 2,260 | $ 1,500 | $ 1,032 | $ 3,517 |
| Alabama Power | 1,309 | 1,053 | 825 | 456 | 259 | 900 |
| Georgia Power[*] | 1,494 | 1,234 | 918 | 670 | 462 | 1,509 |
| Mississippi Power | 520 | 364 | 255 | 194 | 161 | 692 |
| Southern Power | 698 | 515 | 335 | 192 | 150 | 416 |

(*) Excludes capacity payments related to Plant Vogtle Units 1 and 2, which are discussed in Note 3 to the financial statements under "Commitments."

## Management's Discussion and Analysis of Financial Condition and Results of Operations

In connection with Georgia Power's 2022 IRP, the Georgia PSC certified two affiliate PPAs with Southern Power, which are expected to be accounted for as leases and are contingent upon approval by the FERC. The expected capacity payments associated with the PPAs total $61 million in 2030 and $2.6 billion thereafter. See Note 2 to the financial statements under "Georgia Power – Integrated Resource Plans – Certification Requests" for additional information.

The traditional electric operating companies and Southern Power have entered into LTSAs for the purpose of securing maintenance support for certain of their generating facilities. See Note 1 to the financial statements under "Long-Term Service Agreements" for additional information. As discussed under "Capital Expenditures" herein, estimated expenditures related to LTSAs are included in the applicable Registrants' construction programs for the years 2026 through 2030. Total estimated payments for LTSA commitments at December 31, 2025 that extend beyond 2030 are provided in the following table and include price escalation based on inflation indices:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power |
|---|---|---|---|---|---|
| | *(in millions)* | | | | |
| LTSA commitments (after 2030) | $1,239 | $345 | $97 | $50 | $747 |

In addition, Southern Power has certain other operations and maintenance agreements. Total estimated costs for these commitments at December 31, 2025 are provided in the table below.

| | 2026 | 2027 | 2028 | 2029 | 2030 | Thereafter |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| Southern Power's operations and maintenance agreements | $68 | $66 | $67 | $60 | $61 | $364 |

Southern Company Gas has commitments for pipeline charges, storage capacity, and gas supply, including charges recoverable through natural gas cost recovery mechanisms or, alternatively, billed to marketers selling retail natural gas. Gas supply commitments include amounts for gas commodity purchases associated with Nicor Gas and SouthStar of 39 million mmBtu at floating gas prices calculated using forward natural gas prices at December 31, 2025 and valued at $151 million. Southern Company Gas' expected future contractual obligations for pipeline charges, storage capacity, and gas supply that are not recognized on the balance sheets at December 31, 2025 were as follows:

| | 2026 | 2027 | 2028 | 2029 | 2030 | Thereafter |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| Pipeline charges, storage capacity, and gas supply | $734 | $549 | $548 | $458 | $423 | $4,522 |

See Note 9 to the financial statements for information on the Registrants' operating lease obligations, including a maturity analysis of the lease liabilities over the next five years and thereafter.

### Sources of Capital

Southern Company intends to meet its future capital needs through operating cash flows, borrowings from financial institutions, and debt, hybrid, and/or equity issuances. Equity capital can be provided from any combination of Southern Company's stock plans, private placements, or public offerings.

The Subsidiary Registrants plan to obtain the funds to meet their future capital needs from sources similar to those they used in the past, which were primarily from operating cash flows, external securities issuances, borrowings from financial institutions and other sources, and equity contributions from Southern Company. Operating cash flows provide a substantial portion of the Registrants' cash needs.

The amount, type, and timing of any financings in 2026, as well as in subsequent years, will be contingent on investment opportunities and the Registrants' capital requirements and will depend upon prevailing market conditions, regulatory approvals (for certain of the Subsidiary Registrants), and other factors. See "Cash Requirements" herein for additional information.

The issuance of securities by the traditional electric operating companies and Nicor Gas is generally subject to the approval of the applicable state PSC or other applicable state regulatory agency. The issuance of all securities by Mississippi Power and short-term securities by Georgia Power is generally subject to regulatory approval by the FERC. Additionally, with respect to the public offering of securities, Southern Company, the traditional electric operating companies, Southern Power (excluding its subsidiaries), Southern Company Gas Capital, and Southern Company Gas (excluding its other subsidiaries) file registration statements with the SEC under the Securities Act of 1933, as amended.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

The Registrants generally obtain financing separately without credit support from any affiliate. See Note 8 to the financial statements under "Bank Credit Arrangements" for additional information. The Southern Company system does not maintain a centralized cash or money pool. Therefore, funds of each company are not commingled with funds of any other company in the Southern Company system, except in the case of Southern Company Gas, as described below.

The traditional electric operating companies and SEGCO may utilize a Southern Company subsidiary organized to issue and sell commercial paper at their request and for their benefit. Proceeds from such issuances for the benefit of an individual company are loaned directly to that company. The obligations of each traditional electric operating company and SEGCO under these arrangements are several and there is no cross-affiliate credit support. Alabama Power also maintains its own separate commercial paper program.

Southern Company Gas Capital obtains external financing for Southern Company Gas and its subsidiaries, other than Nicor Gas, which obtains financing separately without credit support from any affiliates. Southern Company Gas maintains commercial paper programs at Southern Company Gas Capital and Nicor Gas. Nicor Gas' commercial paper program supports its working capital needs as Nicor Gas is not permitted to make money pool loans to affiliates. All of the other Southern Company Gas subsidiaries benefit from Southern Company Gas Capital's commercial paper program.

By regulation, Nicor Gas is restricted, up to its retained earnings balance, in the amount it can dividend or loan to affiliates and is not permitted to make money pool loans to affiliates. At December 31, 2025, the amount of subsidiary retained earnings restricted to dividend totaled $1.8 billion. This restriction did not impact Southern Company Gas' ability to meet its cash obligations, nor does management expect such restriction to materially impact Southern Company Gas' ability to meet its currently anticipated cash obligations.

Certain Registrants' current liabilities frequently exceed their current assets because of long-term debt maturities and the periodic use of short-term debt as a funding source, as well as significant seasonal fluctuations in cash needs. The Registrants generally plan to refinance long-term debt as it matures. See Note 8 to the financial statements for additional information. Also see "Financing Activities" herein for information on financing activities that occurred subsequent to December 31, 2025. The following table shows the amount by which current liabilities exceeded current assets at December 31, 2025 for the applicable Registrants:

| At December 31, 2025 | Southern Company | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|
| | | | *(in millions)* | | |
| Current liabilities in excess of current assets | $5,971 | $2,412 | $146 | $548 | $785 |

The Registrants believe the need for working capital can be adequately met by utilizing operating cash flows, as well as commercial paper, lines of credit, and short-term bank notes, as market conditions permit. In addition, under certain circumstances, the Subsidiary Registrants may utilize equity contributions and/or loans from Southern Company.

### Bank Credit Arrangements

At December 31, 2025, unused committed credit arrangements with banks were as follows:

| At December 31, 2025 | Southern Company parent | Alabama Power[a] | Georgia Power[b] | Mississippi Power | Southern Power[c] | Southern Company Gas[d] | SEGCO | Southern Company |
|---|---|---|---|---|---|---|---|---|
| | | | | *(in millions)* | | | | |
| Unused committed credit | $2,999 | $1,365 | $2,042 | $275 | $600 | $1,598 | $30 | $8,909 |

(a) Includes $15 million at Alabama Property Company, a wholly-owned subsidiary of Alabama Power. Alabama Power is not party to this arrangement.
(b) Georgia Power had $26 million of letters of credit outstanding under an uncommitted letter of credit facility at December 31, 2025.
(c) At December 31, 2025, Southern Power also had two continuing letters of credit facilities for standby letters of credit, of which $21 million was unused. In addition, Southern Power Company has $23 million of letters of credit outstanding under an uncommitted letter of credit facility at December 31, 2025. Southern Power's subsidiaries are not parties to its bank credit arrangements or letter of credit facilities.
(d) Includes $798 million and $800 million at Southern Company Gas Capital and Nicor Gas, respectively.

Subject to applicable market conditions, the Registrants, Nicor Gas, and SEGCO expect to renew or replace their bank credit arrangements as needed, prior to expiration. In connection therewith, the Registrants, Nicor Gas, and SEGCO may extend the maturity dates and/or increase or decrease the lending commitments thereunder.

A portion of the unused credit with banks is allocated to provide liquidity support to certain revenue bonds of the traditional electric operating companies and the commercial paper programs of the Registrants, Nicor Gas, and SEGCO. At December 31, 2025, outstanding variable rate demand revenue bonds of the traditional electric operating companies with allocated liquidity support totaled approximately $1.5 billion (comprised of approximately $796 million at Alabama Power, $667 million at Georgia Power, and $58 million at Mississippi Power). In addition, at December 31, 2025, Alabama Power and Georgia Power had approximately $280 million and $384 million,

# Management's Discussion and Analysis of Financial Condition and Results of Operations

respectively, of fixed rate revenue bonds outstanding that are required to be remarketed within the next 12 months. Alabama Power's $280 million of fixed rate revenue bonds are classified as securities due within one year on its balance sheet as they are not covered by long-term committed credit. All other variable rate demand revenue bonds and fixed rate revenue bonds required to be remarketed within the next 12 months are classified as long-term debt on the balance sheets as a result of available long-term committed credit.

See Note 8 to the financial statements under "Bank Credit Arrangements" for additional information.

## Short-term Borrowings

The Registrants, Nicor Gas, and SEGCO make short-term borrowings primarily through commercial paper programs that have the liquidity support of the committed bank credit arrangements described above. Southern Power's subsidiaries are not issuers or obligors under its commercial paper program. Commercial paper and short-term bank term loans are included in notes payable in the balance sheets. Details of the Registrants' short-term borrowings were as follows:

| | Short-term Debt at the End of the Period | | | | | |
| | Amount Outstanding | | | Weighted Average Interest Rate | | |
| | December 31, | | | December 31, | | |
| | 2025 | 2024 | 2023 | 2025 | 2024 | 2023 |
|---|---|---|---|---|---|---|
| | (in millions) | | | | | |
| Southern Company | $ 722 | $1,338 | $ 2,314 | 3.9% | 4.8% | 5.7% |
| Alabama Power | — | — | 40 | — | — | 5.5 |
| Georgia Power | 160 | 200 | 1,329 | 3.9 | 5.3 | 5.9 |
| Mississippi Power | — | 14 | — | — | 4.6 | — |
| Southern Power | 138 | — | 138 | 3.9 | — | 5.5 |
| Southern Company Gas: | | | | | | |
| Southern Company Gas Capital | $ 209 | $ 283 | $ 23 | 3.9% | 4.7% | 5.5% |
| Nicor Gas | 216 | 172 | 392 | 3.9 | 4.6 | 5.5 |
| Southern Company Gas Total | $ 425 | $ 455 | $ 415 | 3.9% | 4.7% | 5.5% |

| | Short-term Debt During the Period[*] | | | | | | | | |
| | Average Amount Outstanding | | | Weighted Average Interest Rate | | | Maximum Amount Outstanding | | |
| | 2025 | 2024 | 2023 | 2025 | 2024 | 2023 | 2025 | 2024 | 2023 |
|---|---|---|---|---|---|---|---|---|---|
| | (in millions) | | | | | | (in millions) | | |
| Southern Company | $891 | $1,606 | $2,191 | 4.6% | 5.6% | 5.6% | $2,291 | $3,211 | $3,270 |
| Alabama Power | 4 | 50 | 44 | 4.2 | 5.5 | 5.0 | 75 | 250 | 230 |
| Georgia Power | 305 | 560 | 1,440 | 4.8 | 6.0 | 5.8 | 1,025 | 1,422 | 2,260 |
| Mississippi Power | 25 | 40 | 56 | 4.6 | 5.4 | 5.5 | 144 | 154 | 169 |
| Southern Power | 43 | 125 | 158 | 4.6 | 5.4 | 5.6 | 285 | 256 | 359 |
| Southern Company Gas: | | | | | | | | | |
| Southern Company Gas Capital | $249 | $ 95 | $ 163 | 4.6% | 5.3% | 5.3% | $ 540 | $ 405 | $ 440 |
| Nicor Gas | 56 | 141 | 88 | 4.2 | 5.3 | 5.1 | 271 | 397 | 483 |
| Southern Company Gas Total | $305 | $ 236 | $ 251 | 4.5% | 5.3% | 5.2% | | | |

(*) Average and maximum amounts are based upon daily balances during the 12-month periods ended December 31, 2025, 2024, and 2023.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

### Analysis of Cash Flows

Net cash flows provided from (used for) operating, investing, and financing activities in 2025 and 2024 are presented in the following table:

| Net cash provided from (used for): | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | | | *(in millions)* | | | |
| **2025** | | | | | | |
| Operating activities | $ 9,802 | $ 2,572 | $ 4,808 | $ 414 | $ 670 | $ 1,617 |
| Investing activities | (13,959) | (2,814) | (7,933) | (356) | (934) | (1,768) |
| Financing activities | 4,696 | 223 | 3,066 | (45) | 201 | 122 |
| | | | | | | |
| **2024** | | | | | | |
| Operating activities | $ 9,788 | $ 2,895 | $ 4,793 | $ 406 | $ 708 | $ 1,552 |
| Investing activities | (9,400) | (1,987) | (4,896) | (373) | (330) | (1,711) |
| Financing activities | (208) | (732) | 146 | (58) | (354) | 168 |

Fluctuations in cash flows from financing activities vary from year to year based on capital needs and the maturity or redemption of securities.

### Southern Company

Net cash provided from operating activities increased $14 million in 2025 as compared to 2024 primarily due to higher net income after non-cash adjustments and the timing of storm restoration cost recovery at Georgia Power and customer receivable collections, largely offset by the timing of vendor payments, decreased retail fuel cost recovery, and the timing of tax payments. See Note 2 to the financial statements under "Georgia Power – Storm Damage Recovery" for additional information.

The net cash used for investing activities in 2025 and 2024 was primarily related to the Subsidiary Registrants' construction programs.

The net cash provided from financing activities in 2025 was primarily related to net issuances of long-term debt and issuances of common stock through the settlement of forward sale contracts, partially offset by common stock dividend payments, a reduction in commercial paper borrowings, and Southern Power's purchase of membership interests in SP Wind. The net cash used for financing activities in 2024 was primarily related to common stock dividend payments, a reduction in commercial paper borrowings, and a net decrease in short-term borrowings, partially offset by net issuances of long-term debt. See Notes 8 and 15 to the financial statements under "Equity Distribution Agreement" and "Southern Power – Purchase of Renewable Facility Interests," respectively, for additional information.

### Significant Balance Sheet Changes

#### Southern Company

Significant balance sheet changes in 2025 for Southern Company included:

- an increase of $9.7 billion in total property, plant, and equipment primarily related to the Subsidiary Registrants' construction programs;
- an increase of $8.4 billion in long-term debt (including securities due within one year) related to issuances of senior notes and junior subordinated notes, partially offset by repayment of senior notes;
- an increase of $2.8 billion in total common stockholders' equity primarily related to net income and issuances of common stock largely through the settlement of forward sale contracts, partially offset by common stock dividend payments;
- a decrease of $630 million in under recovered fuel clause revenues primarily due to increased fuel cost recovery at Georgia Power;
- a decrease of $616 million in notes payable due to a reduction in commercial paper borrowings and repayment of short-term bank debt;
- a decrease of $615 million in noncontrolling interests primarily related to Southern Power's purchase of membership interests in SP Wind, net distributions to noncontrolling interests, and net loss attributable to noncontrolling interests;
- an increase of $583 million in prepaid pension costs primarily related to actual returns on plan assets, partially offset by actuarial losses resulting from decreases in the assumed discount rates;
- an increase of $569 million in cash and cash equivalents, as reflected in the statements of cash flows and discussed further under "Analysis of Cash Flow – Southern Company" herein; and
- an increase of $403 million in accumulated deferred income taxes primarily related to an increase in property-related timing differences and federal tax credit carryforwards.

See "Financing Activities" herein and Notes 2, 5, 7, 8, 10, 11, and 15 to the financial statements for additional information.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

### Financing Activities

The following table outlines long-term debt financing activities for the year ended December 31, 2025:

| Company | Issuances and Reofferings | | Maturities and Redemptions | | |
| --- | --- | --- | --- | --- | --- |
| | Senior Notes | Other Long-Term Debt | Senior Notes | Revenue Bonds | Other Long-Term Debt[a] |
| | | | *(in millions)* | | |
| Southern Company parent | $3,650 | $2,365 | $2,895 | $ — | $ — |
| Alabama Power | 1,100 | 5 | 250 | — | 3 |
| Georgia Power | 3,100 | — | 700 | 45 | 118 |
| Mississippi Power | 100 | — | — | 11 | 1 |
| Southern Power | 1,100 | — | 900 | — | — |
| Southern Company Gas | 850 | 200 | 250 | — | 50 |
| Other[b] | — | — | — | — | 13 |
| Elimination[c] | — | — | — | — | (18) |
| Southern Company | $9,900 | $2,570 | $4,995 | $56 | $167 |

(a) Includes reductions in finance lease obligations resulting from cash payments under finance leases and, for Georgia Power, principal amortization payments totaling $86 million for FFB borrowings. See Note 8 to the financial statements under "Long-term Debt – DOE Loan Guarantee Borrowings" for additional information.

(b) Includes repayment by SEGCO of $10 million of its $100 million principal amount long-term bank loan due November 15, 2026, which is guaranteed by Alabama Power. See Note 3 to the financial statements under "Guarantees" for additional information.

(c) Represents reductions in affiliate finance lease obligations at Georgia Power, which are eliminated in Southern Company's consolidated financial statements.

Except as otherwise described herein, the Registrants used the proceeds of debt issuances for their redemptions and maturities shown in the table above, to repay short-term indebtedness, and for general corporate purposes, including working capital. The Subsidiary Registrants also used the proceeds for their construction programs.

In addition to any financings that may be necessary to meet capital requirements and contractual obligations, the Registrants plan to continue, when economically feasible, a program to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit.

### Southern Company

During 2025, Southern Company issued approximately 22.5 million shares of common stock primarily through forward sale contract settlements and dividend reinvestment and employee equity compensation and savings plans. Proceeds from settlements of the forward sale contracts totaled approximately $1.5 billion. Also during 2025, Southern Company entered into additional forward sale contracts for the issuance of shares of common stock that may be settled through June 2027. See Note 8 to the financial statements under "Equity Distribution Agreement" for additional information.

In addition, in November 2025, Southern Company issued 40 million 2025 Series A Equity Units (2025 Equity Units), initially in the form of corporate units (Corporate Units), at a stated amount of $50 per Corporate Unit, for a total stated amount of $2 billion. Net proceeds from the issuance were $1.965 billion. Each Corporate Unit is comprised of (i) a stock purchase contract, which obligates the holder to purchase from Southern Company, no later than December 15, 2028, a certain number of shares of Southern Company's common stock for $50 in cash, (ii) a 1/40 undivided beneficial ownership interest in $1,000 principal amount of Southern Company's Series 2025B Remarketable Senior Notes due 2030, and (iii) a 1/40 undivided beneficial ownership interest in $1,000 principal amount of Southern Company's Series 2025C Remarketable Senior Notes due 2033. See Note 8 to the financial statements under "Equity Units" for additional information.

In January 2025, Southern Company issued $565 million aggregate principal amount of Series 2025A 6.50% Junior Subordinated Notes due March 15, 2085.

In February 2025, Southern Company issued $1.8 billion aggregate principal amount of Series 2025B 6.375% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due March 15, 2055.

In May 2025, Southern Company issued $1.65 billion aggregate principal amount of Series 2025A 3.25% Convertible Senior Notes due June 15, 2028 in a private offering. Southern Company used a portion of the proceeds from this issuance to repurchase approximately $781.6 million of the $1.725 billion aggregate principal amount outstanding of its Series 2023A 3.875% Convertible Senior Notes due December 15, 2025 (Series 2023A Convertible Senior Notes) and approximately $328.1 million of the $1.5 billion aggregate principal amount outstanding of its Series 2024A 4.50% Convertible Senior Notes due June 15, 2027 (Series 2024A Convertible Senior Notes). See Note 8 to the financial statements under "Convertible Senior Notes" herein for additional information.

In October 2025, Southern Company repaid at maturity $500 million aggregate principal amount of its Series 2022A 5.15% Senior Notes.

*Management's Discussion and Analysis of Financial Condition and Results of Operations*

In November 2025, Southern Company used a portion of the net proceeds from the 2025 Equity Units to repurchase (i) an additional approximately $674.4 million of the remaining approximately $943.4 million aggregate principal amount outstanding of its Series 2023A Convertible Senior Notes and (ii) an additional approximately $342.0 million of the remaining approximately $1.172 billion aggregate principal amount outstanding of its Series 2024A Convertible Senior Notes. See Note 8 to the financial statements under "Equity Units" for additional information.

In December 2025, Southern Company settled at maturity the remaining approximately $269.1 million outstanding of its Series 2023A Convertible Senior Notes. See Note 8 to the financial statements under "Convertible Senior Notes" for additional information.

Subsequent to December 31, 2025, Southern Company redeemed all $1.25 billion aggregate principal amount of its Series 2020B 4.00% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due January 15, 2051.

### Alabama Power
During 2025, a subsidiary of Alabama Power borrowed an additional approximately $5 million under a $20 million fixed rate bank loan entered into in December 2023 with a maturity date of December 31, 2030. The aggregate amount outstanding under this loan at December 31, 2025 was approximately $20 million.

In March 2025, Alabama Power issued $500 million aggregate principal amount of Series 2025A 5.10% Senior Notes due April 2, 2035.

In April 2025, Alabama Power repaid at maturity $250 million aggregate principal amount of its Series 2015B 2.80% Senior Notes.

In June 2025, Alabama Power issued $100 million aggregate principal amount of Series 2025B Floating Rate Senior Notes due August 15, 2075.

In July 2025, a subsidiary of Alabama Power repaid $1 million under a $15 million credit line entered into in December 2024 with a maturity date of December 11, 2026.

In September 2025, Alabama Power issued $500 million aggregate principal amount of Series 2025C 4.30% Senior Notes due March 15, 2031.

### Georgia Power
In March 2025, Georgia Power issued $400 million aggregate principal amount of Series 2025A Floating Rate Senior Notes due September 15, 2026, $500 million aggregate principal amount of Series 2025B 4.85% Senior Notes due March 15, 2031, and $700 million aggregate principal amount of Series 2025C 5.20% Senior Notes due March 15, 2035.

In May 2025, Georgia Power repaid at maturity $700 million aggregate principal amount of its Series 2023C Floating Rate Senior Notes.

Also in May 2025, Georgia Power entered into a $200 million short-term floating rate bank loan bearing interest based on term SOFR.

In June 2025, Georgia Power extended both of its short-term floating rate bank loans totaling $400 million to long-term term loans, which mature in June 2026.

In July 2025, Georgia Power repaid at maturity its obligations with respect to $45 million aggregate principal amount of Development Authority of Monroe County (Georgia) Pollution Control Revenue Bonds (Georgia Power Company Plant Scherer Project), First Series 1995.

In September 2025, Georgia Power issued $250 million aggregate principal amount of additional Series 2025B 4.85% Senior Notes due March 15, 2031, $750 million aggregate principal amount of Series 2025D 4.00% Senior Notes due October 1, 2028, and $500 million aggregate principal amount of Series 2025E 5.50% Senior Notes due October 1, 2055.

### Mississippi Power
In March 2025, Mississippi Power issued $50 million aggregate principal amount of Series 2025A 5.01% Senior Notes due March 15, 2030 and $50 million aggregate principal amount of Series 2025B 6.03% Senior Notes due March 15, 2055.

In July 2025, Mississippi Power repaid at maturity its obligations with respect to approximately $11 million aggregate principal amount of Mississippi Business Finance Corporation Solid Waste Disposal Facilities Revenue Bonds, Series 1995 (Mississippi Power Company Project).

### Southern Power
In September 2025, Southern Power issued $550 million aggregate principal amount of Series 2025A 4.25% Senior Notes due October 1, 2030 and $550 million aggregate principal amount of Series 2025B 4.90% Senior Notes due October 1, 2035.

In October 2025, Southern Power redeemed all $500 million aggregate principal amount of its Series 2015C 4.15% Senior Notes due December 1, 2025.

In December 2025, Southern Power redeemed all $400 million aggregate principal amount of its Series 2021A 0.90% Senior Notes due January 15, 2026.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

### Southern Company Gas

In August 2025, Nicor Gas repaid at maturity $50 million aggregate principal amount of its 1.42% Series First Mortgage Bonds.

In September 2025, Southern Company Gas Capital issued $425 million aggregate principal amount of Series 2025A 4.05% Senior Notes due September 15, 2028 and $425 million aggregate principal amount of Series 2025B 5.10% Senior Notes due September 15, 2035, both guaranteed by Southern Company Gas.

In October 2025, Nicor Gas issued in a private placement $25 million aggregate principal amount of 4.17% Series First Mortgage Bonds due October 1, 2028 and $75 million aggregate principal amount of 4.92% Series First Mortgage Bonds due October 1, 2035. In December 2025, pursuant to the same agreement, Nicor Gas issued in a private placement $50 million aggregate principal amount of 5.59% Series First Mortgage Bonds due December 15, 2055 and $50 million aggregate principal amount of 5.69% Series First Mortgage Bonds due December 15, 2065.

In November 2025, Southern Company Gas Capital repaid at maturity $250 million aggregate principal amount of its 3.875% Senior Notes.

## Credit Rating Risk

At December 31, 2025, the Registrants did not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade.

There are certain contracts that could require collateral, but not accelerated payment, in the event of a credit rating change of certain Registrants to BBB and/or Baa2 or below. These contracts are primarily for physical electricity and natural gas purchases and sales, fuel purchases, fuel transportation and storage, energy price risk management, transmission, interest rate management, and equipment purchases related to construction of facilities.

The maximum potential collateral requirements under these contracts at December 31, 2025 were as follows:

| Credit Ratings | Southern Company(*) | Alabama Power | Georgia Power | Mississippi Power | Southern Power(*) | Southern Company Gas |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| At BBB and/or Baa2 | $ 32 | $ 1 | $ — | $ — | $ 30 | $ — |
| At BBB- and/or Baa3 | 445 | 2 | 36 | — | 406 | — |
| At BB+ and/or Ba1 or below | 3,774 | 424 | 2,503 | 278 | 1,347 | 29 |

(*) Southern Power has PPAs that could require collateral, but not accelerated payment, in the event of a downgrade of Southern Power's credit. The PPAs require credit assurances without stating a specific credit rating. The amount of collateral required would depend upon actual losses resulting from a credit downgrade. Southern Power had $106 million of cash collateral posted related to PPA requirements at December 31, 2025.

The amounts in the previous table for the traditional electric operating companies and Southern Power include certain agreements that could require collateral if either Alabama Power or Georgia Power has a credit rating change to below investment grade. Generally, collateral may be provided by a Southern Company guaranty, letter of credit, or cash. Additionally, a credit rating downgrade could impact the ability of the Registrants to access capital markets and would be likely to impact the cost at which they do so.

Mississippi Power and its largest retail customer, Chevron Products Company (Chevron), have agreements under which Mississippi Power provides retail service to the Chevron refinery in Pascagoula, Mississippi through at least 2038. The agreements grant Chevron a security interest in the co-generation assets owned by Mississippi Power located at the refinery that is exercisable upon the occurrence of (i) certain bankruptcy events or (ii) other events of default coupled with specific reductions in steam output at the facility and a downgrade of Mississippi Power's credit rating to below investment grade by two of the three rating agencies.

On August 22, 2025, Fitch revised the ratings outlook of Georgia Power to stable from positive.

On September 23, 2025, Moody's revised the ratings outlook of Southern Company to negative from stable and the ratings outlook of Georgia Power to stable from positive.

## Market Price Risk

The Registrants had no material change in market risk exposure for the year ended December 31, 2025 when compared to the year ended December 31, 2024. See Note 14 to the financial statements for an in-depth discussion of the Registrants' derivatives, as well as Note 1 to the financial statements under "Financial Instruments" for additional information.

Due to cost-based rate regulation and other various cost recovery mechanisms, the traditional electric operating companies and the natural gas distribution utilities that sell natural gas directly to end-use customers continue to have limited exposure to market volatility in interest rates, foreign currency exchange rates, commodity fuel prices, and prices of electricity. The traditional electric operating companies and certain of the natural gas distribution utilities manage fuel-hedging programs implemented per the guidelines of their respective

## Management's Discussion and Analysis of Financial Condition and Results of Operations

state PSCs or other applicable state regulatory agencies to hedge the impact of market fluctuations in natural gas prices for customers. Mississippi Power also manages wholesale fuel-hedging programs under agreements with its wholesale customers. Because energy from Southern Power's facilities is primarily sold under long-term PPAs with tolling agreements and provisions shifting substantially all of the responsibility for fuel cost to the counterparties, Southern Power's exposure to market volatility in commodity fuel prices and prices of electricity is generally limited. However, Southern Power has been and may continue to be exposed to market volatility in energy-related commodity prices as a result of uncontracted generating capacity. To mitigate residual risks relative to movements in electricity prices, the traditional electric operating companies and Southern Power may enter into physical fixed-price contracts for the purchase and sale of electricity through the wholesale electricity market and, to a lesser extent, financial hedge contracts for natural gas purchases; however, a significant portion of contracts are priced at market.

Certain of Southern Company Gas' non-regulated operations routinely utilize various types of derivative instruments to economically hedge certain commodity price and weather risks inherent in the natural gas industry. These instruments include a variety of exchange-traded and OTC energy contracts, such as forward contracts, futures contracts, options contracts, and swap agreements. Southern Company Gas' gas marketing services business also actively manages storage positions through a variety of hedging transactions for the purpose of managing exposures arising from changing natural gas prices. These hedging instruments are used to substantially protect economic margins (as spreads between wholesale and retail natural gas prices widen between periods) and thereby minimize exposure to declining earnings. Some of these economic hedge activities may not qualify, or may not be designated, for hedge accounting treatment.

The following table provides information related to variable interest rate exposure on long-term debt (including amounts due within one year) at December 31, 2025 for the applicable Registrants:

| At December 31, 2025 | Southern Company(*) | Alabama Power | Georgia Power | Mississippi Power | Southern Company Gas |
|---|---|---|---|---|---|
| | *(in millions, except percentages)* | | | | |
| Long-term variable interest rate exposure | $5,318 | $1,141 | $1,584 | $ 58 | $ 500 |
| Weighted average interest rate on long-term variable interest rate exposure | 4.31% | 3.05% | 3.60% | 2.75% | 4.28% |
| Impact on annualized interest expense of 100 basis point change in interest rates | $ 53 | $ 11 | $ 16 | $ 1 | $ 5 |

(*) Includes $2.0 billion of long-term variable interest rate exposure at the Southern Company parent entity.

The Registrants may enter into interest rate derivatives designated as hedges, which are intended to mitigate interest rate volatility related to forecasted debt financings and existing fixed and floating rate obligations. See Note 14 to the financial statements under "Interest Rate Derivatives" for additional information.

Southern Company and Southern Power had foreign currency denominated debt at December 31, 2025 and have each mitigated exposure to foreign currency exchange rate risk through the use of foreign currency swaps. See Note 14 to the financial statements under "Foreign Currency Derivatives" for additional information.

Changes in fair value of energy-related derivative contracts for Southern Company and Southern Company Gas for the years ended December 31, 2025 and 2024 are provided in the table below. At December 31, 2025 and 2024, substantially all of the traditional electric operating companies' and certain of the natural gas distribution utilities' energy-related derivative contracts were designated as regulatory hedges and were related to the applicable company's fuel-hedging program.

| | Southern Company(a) | Southern Company Gas(a) |
|---|---|---|
| | *(in millions)* | |
| Contracts outstanding at December 31, 2023, assets (liabilities), net | $(304) | $ (49) |
| Contracts realized or settled | 211 | 7 |
| Current period changes(b) | 54 | 52 |
| Contracts outstanding at December 31, 2024, assets (liabilities), net | (39) | 10 |
| Contracts realized or settled | **9** | **(13)** |
| Current period changes(b) | **(18)** | **(7)** |
| Contracts outstanding at December 31, 2025, assets (liabilities), net | $ **(48)** | $ **(10)** |

(a) Excludes cash collateral held on deposit in broker margin accounts of $33 million, $17 million, and $62 million at December 31, 2025, 2024, and 2023, respectively, and immaterial premium and intrinsic value associated with weather derivatives for all periods presented.
(b) The changes in fair value of energy-related derivative contracts are substantially attributable to both the volume and the price of natural gas. Current period changes also include the changes in fair value of new contracts entered into during the period, if any.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

The net hedge volumes of energy-related derivative contracts for natural gas purchased at December 31, 2025 and 2024 for Southern Company and Southern Company Gas were as follows:

| | Southern Company | Southern Company Gas |
|---|---|---|
| | *mmBtu Volume (in millions)* | |
| **At December 31, 2025:** | | |
| Commodity – Natural gas swaps | **274** | **—** |
| Commodity – Natural gas options | **157** | **63** |
| Total hedge volume | **431** | **63** |
| | | |
| **At December 31, 2024:** | | |
| Commodity – Natural gas swaps | 255 | — |
| Commodity – Natural gas options | 176 | 83 |
| Total hedge volume | 431 | 83 |

Southern Company Gas' derivative contracts are comprised of both long and short natural gas positions. A long position is a contract to purchase natural gas, and a short position is a contract to sell natural gas. The volumes presented above for Southern Company Gas represent the net of long natural gas positions of 72 million mmBtu and short natural gas positions of 9 million mmBtu at December 31, 2025 and the net of long natural gas positions of 90 million mmBtu and short natural gas positions of 7 million mmBtu at December 31, 2024.

For the Southern Company system, the weighted average swap contract cost per mmBtu was approximately $0.11 per mmBtu below market prices at December 31, 2025 and was approximately $0.15 per mmBtu below market prices at December 31, 2024. The change in option fair value is primarily attributable to the volatility of the market and the underlying change in the natural gas price. Substantially all of the traditional electric operating companies' natural gas hedge gains and losses are recovered through their respective fuel cost recovery clauses.

The Registrants use OTC contracts that are not exchange traded but are fair valued using prices which are market observable, and thus fall into Level 2 of the fair value hierarchy. In addition, Southern Company Gas uses exchange-traded market-observable contracts, which are categorized as Level 1. See Note 13 to the financial statements for further discussion of fair value measurements. The maturities of the energy-related derivative contracts for Southern Company and Southern Company Gas at December 31, 2025 were as follows:

| | Total Fair Value | Fair Value Measurements of Contracts at December 31, 2025 Maturity | | | |
|---|---|---|---|---|---|
| | | 2026 | 2027 – 2028 | 2029 – 2030 | Thereafter |
| | | *(in millions)* | | | |
| **Southern Company** | | | | | |
| Level 1[a] | $ (7) | $ (7) | $— | $— | $— |
| Level 2[b] | (41) | (40) | (3) | 2 | — |
| Southern Company total[c] | $(48) | $(47) | $(3) | $ 2 | $— |
| | | | | | |
| **Southern Company Gas** | | | | | |
| Level 1[a] | $ (7) | $ (7) | $— | $— | $— |
| Level 2[b] | (3) | (3) | — | — | — |
| Southern Company Gas total[c] | $(10) | $(10) | $— | $— | $— |

(a) Valued using NYMEX futures prices.
(b) Level 2 amounts for Southern Company Gas are valued using basis transactions that represent the cost to transport natural gas from a NYMEX delivery point to the contract delivery point. These transactions are based on quotes obtained either through electronic trading platforms or directly from brokers.
(c) Excludes cash collateral of $33 million as well as immaterial premium and associated intrinsic value associated with weather derivatives.

The Registrants are exposed to risk in the event of nonperformance by counterparties to energy-related and interest rate derivative contracts, as applicable. The Registrants generally enter into agreements and material transactions with counterparties that have investment grade credit ratings by Moody's, S&P, or Fitch or with counterparties who have posted collateral to cover potential credit exposure. Therefore, the Registrants do not anticipate market risk exposure from nonperformance by the counterparties. For additional information, see Note 1 to the financial statements under "Financial Instruments" and Note 14 to the financial statements.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Credit Risk

Except as discussed herein, the Southern Company system is not exposed to any concentrations of credit risk. The traditional electric operating companies and Southern Power have received collateral or acceptable substitute guarantees as financial security from counterparties to contracts for certain data centers and other large load customers as described in FUTURE EARNINGS POTENTIAL – "General" herein and PPAs as described in FUTURE EARNINGS POTENTIAL – "Southern Power's Power Sales Agreements" herein.

Concentration of credit risk occurs at Atlanta Gas Light for amounts billed for services and other costs to its customers, which consist of the 14 Marketers in Georgia. For 2025, the four largest Marketers based on customer count, which includes SouthStar, accounted for 19% of Southern Company Gas' operating revenues.

## Consolidated Statements of Income

*For the Years Ended December 31, 2025, 2024, and 2023*

| | **2025** | 2024 | 2023 |
|---|---|---|---|
| | *(in millions)* | | |
| **Operating Revenues:** | | | |
| Retail electric revenues | **$19,331** | $17,790 | $16,343 |
| Wholesale electric revenues | **2,941** | 2,431 | 2,467 |
| Other electric revenues | **953** | 896 | 792 |
| Natural gas revenues | **5,044** | 4,456 | 4,702 |
| Other revenues | **1,284** | 1,151 | 949 |
| Total operating revenues | **29,553** | 26,724 | 25,253 |
| **Operating Expenses:** | | | |
| Fuel | **4,897** | 4,096 | 4,365 |
| Purchased power | **980** | 883 | 883 |
| Cost of natural gas | **1,599** | 1,196 | 1,644 |
| Cost of other sales | **687** | 668 | 560 |
| Other operations and maintenance | **7,066** | 6,518 | 6,025 |
| Depreciation and amortization | **5,501** | 4,755 | 4,525 |
| Taxes other than income taxes | **1,538** | 1,540 | 1,425 |
| Total operating expenses | **22,268** | 19,656 | 19,427 |
| **Operating Income** | **7,285** | 7,068 | 5,826 |
| **Other Income and (Expense):** | | | |
| Allowance for equity funds used during construction | **340** | 235 | 268 |
| Earnings from equity method investments | **112** | 139 | 144 |
| Interest expense, net of amounts capitalized | **(3,238)** | (2,743) | (2,446) |
| Other income (expense), net | **500** | 530 | 553 |
| Total other income and (expense) | **(2,286)** | (1,839) | (1,481) |
| **Earnings Before Income Taxes** | **4,999** | 5,229 | 4,345 |
| Income taxes | **828** | 969 | 496 |
| **Consolidated Net Income** | **4,171** | 4,260 | 3,849 |
| Net loss attributable to noncontrolling interests | **(170)** | (141) | (127) |
| **Consolidated Net Income Attributable to Southern Company** | **$ 4,341** | $ 4,401 | $ 3,976 |
| **Common Stock Data:** | | | |
| Earnings per share — | | | |
| Basic | **$ 3.94** | $ 4.02 | $ 3.64 |
| Diluted | **3.92** | 3.99 | 3.62 |
| Average number of shares of common stock outstanding — (in millions) | | | |
| Basic | **1,103** | 1,096 | 1,092 |
| Diluted | **1,109** | 1,102 | 1,098 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Statements of Comprehensive Income

*For the Years Ended December 31, 2025, 2024, and 2023*

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in millions)* | | |
| **Consolidated Net Income** | **$4,171** | $4,260 | $3,849 |
| Other comprehensive income (loss): | | | |
| Qualifying hedges: | | | |
| Changes in fair value, net of tax of $8, $(2), and $(17), respectively | **26** | (5) | (41) |
| Reclassification adjustment for amounts included in net income, net of tax of $(10), $28, and $27, respectively | **(33)** | 80 | 69 |
| Pension and other postretirement benefit plans: | | | |
| Benefit plan net gain (loss), net of tax of $4, $10, and $(14), respectively | **10** | 23 | (39) |
| Reclassification adjustment for amounts included in net income, net of tax of $—, $—, and $—, respectively | **—** | 1 | 1 |
| **Total other comprehensive income (loss)** | **3** | 99 | (10) |
| Comprehensive loss attributable to noncontrolling interests | **(170)** | (141) | (127) |
| **Consolidated Comprehensive Income Attributable to Southern Company** | **$4,344** | $4,500 | $3,966 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Statements of Cash Flows

*For the Years Ended December 31, 2025, 2024, and 2023*

| | 2025 | 2024 | 2023 |
|---|---:|---:|---:|
| | | *(in millions)* | |
| **Operating Activities:** | | | |
| Consolidated net income | $ 4,171 | $ 4,260 | $ 3,849 |
| Adjustments to reconcile consolidated net income | | | |
| to net cash provided from operating activities — | | | |
| Depreciation and amortization, total | 6,030 | 5,266 | 4,986 |
| Deferred income taxes | 618 | 626 | 416 |
| Allowance for equity funds used during construction | (340) | (235) | (268) |
| Pension, postretirement, and other employee benefits | (579) | (556) | (527) |
| Settlement of asset retirement obligations | (634) | (566) | (617) |
| Storm damage and reliability reserve accruals | 236 | 163 | 124 |
| Stock based compensation expense | 136 | 132 | 137 |
| Loss on extinguishment of debt | 252 | — | — |
| Retail fuel cost under recovery – long-term | (176) | (32) | (206) |
| Storm damage cost recovery – long-term | (275) | (631) | — |
| Other, net | (36) | (60) | (206) |
| Changes in certain current assets and liabilities — | | | |
| -Receivables | (124) | (372) | 482 |
| -Retail fuel cost under recovery | 645 | 984 | 686 |
| -Fossil fuel for generation | 68 | 140 | (368) |
| -Materials and supplies | (24) | (189) | (345) |
| -Natural gas cost under recovery | — | — | 108 |
| -Other current assets | 47 | (47) | (106) |
| -Accounts payable | (290) | 492 | (863) |
| -Accrued interest | 125 | 30 | 42 |
| -Accrued taxes | (36) | 206 | 23 |
| -Customer refunds | (75) | 83 | (157) |
| -Natural gas cost over recovery | (36) | (21) | 214 |
| -Other current liabilities | 99 | 115 | 149 |
| Net cash provided from operating activities | 9,802 | 9,788 | 7,553 |
| **Investing Activities:** | | | |
| Property additions | (12,737) | (8,955) | (9,095) |
| Business acquisition | (635) | — | — |
| Nuclear decommissioning trust fund purchases | (1,702) | (1,551) | (1,142) |
| Nuclear decommissioning trust fund sales | 1,685 | 1,535 | 1,121 |
| Proceeds from dispositions | 1 | 369 | 164 |
| Cost of removal, net of salvage | (655) | (632) | (592) |
| Change in construction payables, net | 301 | 106 | 18 |
| Payments pursuant to LTSAs | (159) | (108) | (99) |
| Other investing activities | (58) | (164) | (43) |
| Net cash used for investing activities | (13,959) | (9,400) | (9,668) |

*The accompanying notes are an integral part of these consolidated financial statements.*

## Consolidated Statements of Cash Flows (continued)

*For the Years Ended December 31, 2025, 2024, and 2023*

|  | **2025** | 2024 | 2023 |
|---|---:|---:|---:|
|  | | *(in millions)* | |
| **Financing Activities:** | | | |
| Increase (decrease) in notes payable, net | **(414)** | (648) | 973 |
| Proceeds — | | | |
| Long-term debt | **12,470** | 6,159 | 8,972 |
| Short-term borrowings | **200** | 700 | 350 |
| Common stock | **1,623** | 143 | 36 |
| Redemptions and repurchases — | | | |
| Long-term debt | **(5,464)** | (2,222) | (4,294) |
| Short-term borrowings | **—** | (1,020) | (1,630) |
| Distributions to noncontrolling interests | **(200)** | (185) | (234) |
| Purchase of membership interests from noncontrolling interests | **(286)** | — | — |
| Payment of common stock dividends | **(3,015)** | (2,954) | (3,035) |
| Other financing activities | **(218)** | (181) | (139) |
| Net cash provided from (used for) financing activities | **4,696** | (208) | 999 |
| **Net Change in Cash, Cash Equivalents, and Restricted Cash** | **539** | 180 | (1,116) |
| **Cash, Cash Equivalents, and Restricted Cash at Beginning of Year** | **1,101** | 921 | 2,037 |
| **Cash, Cash Equivalents, and Restricted Cash at End of Year** | **$ 1,640** | $ 1,101 | $ 921 |
| **Supplemental Cash Flow Information:** | | | |
| Cash paid during the period for — | | | |
| Interest (net of $140, $103, and $132 capitalized, respectively) | **$ 2,692** | $ 2,538 | $ 2,184 |
| Income taxes, net (excludes credit transfers) | **284** | 176 | 132 |
| Noncash transactions — | | | |
| Accrued property additions at year-end | **1,473** | 1,199 | 1,027 |
| LTSA credits utilized from the sale of spare parts | **6** | 13 | 23 |
| Issuance of common stock under dividend reinvestment plan | **222** | 179 | — |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Balance Sheets

*At December 31, 2025 and 2024*

| Assets | 2025 | 2024 |
|---|---:|---:|
| | *(in millions)* | |
| **Current Assets:** | | |
| Cash and cash equivalents | $ 1,639 | $ 1,070 |
| Receivables — | | |
|   Customer accounts | 2,251 | 2,228 |
|   Unbilled revenues | 931 | 825 |
|   Under recovered fuel clause revenues | 316 | 713 |
|   Other accounts and notes | 655 | 597 |
|   Accumulated provision for uncollectible accounts | (84) | (74) |
| Materials and supplies | 2,202 | 2,178 |
| Fossil fuel for generation | 735 | 803 |
| Natural gas for sale | 396 | 388 |
| Prepaid expenses | 327 | 294 |
| Assets from risk management activities, net of collateral | 63 | 39 |
| Regulatory assets – asset retirement obligations | 353 | 353 |
| Other regulatory assets | 709 | 804 |
| Other current assets | 424 | 476 |
| Total current assets | 10,917 | 10,694 |
| **Property, Plant, and Equipment:** | | |
| In service | 146,114 | 137,143 |
| Less: Accumulated depreciation | 43,483 | 40,126 |
| Plant in service, net of depreciation | 102,631 | 97,017 |
| Other utility plant, net | 307 | 410 |
| Nuclear fuel, at amortized cost | 897 | 873 |
| Construction work in progress | 10,534 | 6,389 |
| Total property, plant, and equipment | 114,369 | 104,689 |
| **Other Property and Investments:** | | |
| Goodwill | 5,161 | 5,161 |
| Nuclear decommissioning trusts, at fair value | 2,947 | 2,621 |
| Equity investments in unconsolidated subsidiaries | 1,318 | 1,416 |
| Other intangible assets, net of amortization of $444 and $412, respectively | 300 | 332 |
| Miscellaneous property and investments | 714 | 668 |
| Total other property and investments | 10,440 | 10,198 |
| **Deferred Charges and Other Assets:** | | |
| Operating lease right-of-use assets, net of amortization | 1,358 | 1,386 |
| Deferred charges related to income taxes | 948 | 889 |
| Prepaid pension costs | 3,257 | 2,674 |
| Unamortized loss on reacquired debt | 187 | 203 |
| Deferred under recovered retail fuel clause revenues | 252 | 485 |
| Regulatory assets – asset retirement obligations, deferred | 5,129 | 5,458 |
| Other regulatory assets, deferred | 7,427 | 7,037 |
| Other deferred charges and assets | 1,436 | 1,467 |
| Total deferred charges and other assets | 19,994 | 19,599 |
| **Total Assets** | $155,720 | $145,180 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## Consolidated Balance Sheets (continued)

*At December 31, 2025 and 2024*

| Liabilities and Stockholders' Equity | 2025 | 2024 |
|---|---:|---:|
| | | *(in millions)* |
| **Current Liabilities:** | | |
| Securities due within one year | $ 6,220 | $ 4,718 |
| Notes payable | 722 | 1,338 |
| Accounts payable | 3,710 | 3,701 |
| Customer deposits | 475 | 486 |
| Accrued taxes — | | |
|   Accrued income taxes | 22 | 57 |
|   Other accrued taxes | 982 | 997 |
| Accrued interest | 807 | 682 |
| Accrued compensation | 1,418 | 1,261 |
| Asset retirement obligations | 662 | 731 |
| Liabilities from risk management activities, net of collateral | 118 | 160 |
| Operating lease obligations | 197 | 200 |
| Natural gas cost over recovery | 158 | 193 |
| Other regulatory liabilities | 240 | 369 |
| Other current liabilities | 1,157 | 1,100 |
| Total current liabilities | 16,888 | 15,993 |
| **Long-Term Debt** | 65,649 | 58,768 |
| **Deferred Credits and Other Liabilities:** | | |
| Accumulated deferred income taxes | 12,133 | 11,730 |
| Deferred credits related to income taxes | 4,712 | 4,434 |
| Accumulated deferred ITCs | 2,002 | 2,056 |
| Employee benefit obligations | 980 | 1,011 |
| Operating lease obligations, deferred | 1,287 | 1,253 |
| Asset retirement obligations, deferred | 8,939 | 9,203 |
| Other cost of removal obligations | 2,036 | 2,016 |
| Other regulatory liabilities, deferred | 722 | 692 |
| Other deferred credits and liabilities | 1,505 | 1,350 |
| Total deferred credits and other liabilities | 34,316 | 33,745 |
| **Total Liabilities** | 116,853 | 108,506 |
| **Common Stockholders' Equity:** | | |
| Common stock, par value $5 per share (Authorized – 1.5 billion shares) | 5,554 | 5,446 |
|   (Issued – 1.1 billion shares; Treasury – 1.0 million shares) | | |
| Paid-in capital | 15,740 | 14,149 |
| Treasury, at cost | (59) | (59) |
| Retained earnings | 14,856 | 13,750 |
| Accumulated other comprehensive loss | (75) | (78) |
| Total common stockholders' equity | 36,016 | 33,208 |
| Noncontrolling interests | 2,851 | 3,466 |
| **Total Stockholders' Equity** (See accompanying statements) | 38,867 | 36,674 |
| **Total Liabilities and Stockholders' Equity** | $155,720 | $145,180 |
| **Commitments and Contingent Matters** (See notes) | | |

*The accompanying notes are an integral part of these consolidated financial statements.*

## Consolidated Statements of Stockholders' Equity

*For the Years Ended December 31, 2025, 2024, and 2023*

| | Southern Company Common Stockholders' Equity | | | | | | | | |
| | Number of Common Shares | | Common Stock | | | | Accumulated Other Comprehensive | | |
| | Issued | Treasury | Par Value | Paid-In Capital | Treasury | Retained Earnings | Income (Loss) | Noncontrolling Interests | Total |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | *(in millions)* | | | |
| **Balance at December 31, 2022** | 1,090 | (1) | $5,417 | $13,673 | $ (53) | $11,538 | $ (167) | $4,124 | $34,532 |
| Consolidated net income (loss) | — | — | — | — | — | 3,976 | — | (127) | 3,849 |
| Other comprehensive income (loss) | — | — | — | — | — | — | (10) | — | (10) |
| Stock issued | 2 | — | 6 | 30 | — | — | — | — | 36 |
| Stock-based compensation | — | — | — | 73 | — | — | — | — | 73 |
| Cash dividends of $2.7800 per share | — | — | — | — | — | (3,035) | — | — | (3,035) |
| Capital contributions from noncontrolling interests | — | — | — | — | — | — | — | 21 | 21 |
| Distributions to noncontrolling interests | — | — | — | — | — | — | — | (236) | (236) |
| Other | — | — | — | (1) | (6) | 3 | — | (1) | (5) |
| **Balance at December 31, 2023** | 1,092 | (1) | 5,423 | 13,775 | (59) | 12,482 | (177) | 3,781 | 35,225 |
| Consolidated net income (loss) | — | — | — | — | — | 4,401 | — | (141) | 4,260 |
| Other comprehensive income | — | — | — | — | — | — | 99 | — | 99 |
| Stock issued | 6 | — | 23 | 299 | — | — | — | — | 322 |
| Stock-based compensation | — | — | — | 56 | — | — | — | — | 56 |
| Dividends of $2.8600 per share | — | — | — | — | — | (3,133) | — | — | (3,133) |
| Capital contributions from noncontrolling interests | — | — | — | — | — | — | — | 11 | 11 |
| Distributions to noncontrolling interests | — | — | — | — | — | — | — | (185) | (185) |
| Other | — | — | — | 19 | — | — | — | — | 19 |
| **Balance at December 31, 2024** | 1,098 | (1) | 5,446 | 14,149 | (59) | 13,750 | (78) | 3,466 | 36,674 |
| Consolidated net income (loss) | — | — | — | — | — | 4,341 | — | (170) | 4,171 |
| Other comprehensive income | — | — | — | — | — | — | 3 | — | 3 |
| Issuance of equity units[(*)] | — | — | — | (173) | — | — | — | — | (173) |
| Stock issued | 22 | — | 107 | 1,738 | — | — | — | — | 1,845 |
| Stock-based compensation | — | — | — | 48 | — | — | — | — | 48 |
| Dividends of $2.9400 per share | — | — | — | — | — | (3,237) | — | — | (3,237) |
| Capital contributions from noncontrolling interests | — | — | — | — | — | — | — | 23 | 23 |
| Distributions to noncontrolling interests | — | — | — | — | — | — | — | (202) | (202) |
| Purchase of membership interests from noncontrolling interests | — | — | — | (16) | — | — | — | (267) | (283) |
| Other | — | — | 1 | (6) | — | 2 | — | 1 | (2) |
| **Balance at December 31, 2025** | 1,120 | (1) | $5,554 | $15,740 | $ (59) | $14,856 | $ (75) | $2,851 | $38,867 |

(*) See Note 8 under "Equity Units" for additional information.

*The accompanying notes are an integral part of these consolidated financial statements.*

## Index to the Notes to Financial Statements

## Notes to Financial Statements

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### General

Southern Company is the parent company of three traditional electric operating companies, as well as Southern Power, Southern Company Gas, SCS, Southern Linc, Southern Holdings, Southern Nuclear, PowerSecure, and other direct and indirect subsidiaries. The traditional electric operating companies – Alabama Power, Georgia Power, and Mississippi Power – are vertically integrated utilities providing electric service in three Southeastern states. Southern Power develops, constructs, acquires, owns, operates, and manages power generation assets, including battery energy storage projects, and sells electricity at market-based rates in the wholesale market. Southern Company Gas distributes natural gas through natural gas distribution utilities, including Nicor Gas (Illinois), Atlanta Gas Light (Georgia), Virginia Natural Gas, and Chattanooga Gas (Tennessee). Southern Company Gas is also involved in several other complementary businesses including gas pipeline investments and gas marketing services. SCS, the system service company, provides, at cost, specialized services to Southern Company and its subsidiary companies. Southern Linc provides digital wireless communications for use by Southern Company and its subsidiary companies and also markets these services to the public and provides fiber optics services within the Southeast. Southern Holdings is an intermediate holding company subsidiary, which, through its subsidiaries, invests in various projects and insures various risk exposures of Southern Company and its subsidiaries. Southern Nuclear operates and provides services to the Southern Company system's nuclear power plants, including Alabama Power's Plant Farley and Georgia Power's Plants Hatch and Vogtle. PowerSecure develops distributed energy and resilience solutions and deploys microgrids for commercial, industrial, governmental, and utility customers.

The Registrants' financial statements reflect investments in subsidiaries on a consolidated basis. Intercompany transactions have been eliminated in consolidation. The equity method is used for investments in entities in which a Registrant has significant influence but does not have control and for VIEs where a Registrant has an equity investment but is not the primary beneficiary. Southern Power has controlling ownership in certain legal entities for which the contractual provisions represent profit-sharing arrangements because the allocations of cash distributions and tax benefits are not based on fixed ownership percentages. For these arrangements, the noncontrolling interest is accounted for under a balance sheet approach utilizing the HLBV method. The HLBV method calculates each partner's share of income based on the change in net equity the partner can legally claim in an HLBV at the end of the period compared to the beginning of the period. See "Variable Interest Entities" herein and Note 7 for additional information.

The traditional electric operating companies, Southern Power, certain subsidiaries of Southern Company Gas, and certain other subsidiaries are subject to regulation by the FERC, and the traditional electric operating companies and the natural gas distribution utilities are also subject to regulation by their respective state PSCs or other applicable state regulatory agencies. As such, the respective financial statements of the applicable Registrants reflect the effects of rate regulation in accordance with GAAP and comply with the accounting policies and practices prescribed by relevant state PSCs or other applicable state regulatory agencies.

The preparation of financial statements in conformity with GAAP requires the use of estimates, and the actual results may differ from those estimates. Certain prior years' data presented in the financial statements have been reclassified to conform to the current year presentation. These reclassifications had no impact on the Registrants' results of operations, financial position, or cash flows.

#### Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023–07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* (ASU 2023–07), which requires entities to disclose significant segment expenses, other segment items, the title and position of the CODM, and information related to how the CODM assesses segment performance and allocates resources, among certain other required disclosures. Additionally, previous annual disclosures are required in interim periods. The Registrants adopted ASU 2023–07 and applied the guidance retrospectively effective for the fiscal year beginning January 1, 2024. ASU 2023–07 was applied retrospectively for the interim periods beginning January 1, 2025. See Note 16 for additional information and related disclosures.

In December 2023, the FASB issued ASU 2023–09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* (ASU 2023–09), which requires entities to enhance consistency in income tax disclosures by improving transparency and comparability for stakeholders. Among other changes, ASU 2023–09 requires additional information in the effective tax rate reconciliation, including disaggregation of certain categories, and greater detail about income taxes paid, including disaggregation by jurisdiction. The Registrants adopted ASU 2023–09 and applied the guidance retrospectively effective for the fiscal year beginning January 1, 2025. See Note 10 under "Effective Tax Rate" and "Cash Paid for Income Taxes" for additional information and related disclosures.

## Notes to Financial Statements

In July 2025, the FASB issued ASU 2025–05, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets* (ASU 2025–05), which allows an entity to elect a practical expedient for measuring expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for as revenues from contracts customers. This expedient allows an entity to assume that current economic conditions as of the balance sheet date do not change for the remaining life of the asset. ASU 2025–05 is effective for fiscal years beginning after December 15, 2025 and interim periods within fiscal years beginning after December 15, 2026. As permitted, the Registrants have elected to early adopt the practical expedient as of December 31, 2025 and applied its provisions prospectively to the provision for uncollectable accounts. The adoption of ASU 2025–05 did not have a material impact on the consolidated results of operations, cash flows or financial condition of the Registrants. See "Provision for Uncollectible Accounts" herein for additional information and disclosures impacted by ASU 2025–05.

### Affiliate Transactions

The traditional electric operating companies, Southern Power, and Southern Company Gas have agreements with SCS under which certain of the following services are rendered to them at direct or allocated cost: general executive and advisory, general and design engineering, operations, purchasing, accounting, finance, treasury, legal, tax, information technology, marketing, auditing, insurance and pension administration, human resources, systems and procedures, digital wireless communications, cellular tower space, and other services with respect to business and operations, construction management, and Southern Company power pool transactions. These costs are primarily included in other operations and maintenance expenses or capitalized to property, plant, and equipment. Costs for these services from SCS in 2025, 2024, and 2023 were as follows:

| | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|
| | *(in millions)* | | | | |
| 2025 | **$855** | **$1,364** | **$138** | **$101** | **$313** |
| 2024 | 813 | 1,197 | 130 | 93 | 290 |
| 2023 | 611 | 857 | 113 | 86 | 261 |

Alabama Power and Georgia Power also have agreements with Southern Nuclear under which Southern Nuclear renders the following nuclear-related services at cost: general executive and advisory services; general operations, management, and technical services; administrative services including procurement, accounting, employee relations, systems, and procedures services; strategic planning and budgeting services; and other services with respect to business and operations. These costs are primarily included in other operations and maintenance expenses or capitalized to property, plant, and equipment. Costs for these services in 2025, 2024, and 2023 amounted to $275 million, $260 million, and $251 million, respectively, for Alabama Power and $832 million, $835 million, and $899 million, respectively, for Georgia Power.

Cost allocation methodologies used by SCS and Southern Nuclear prior to the repeal of the Public Utility Holding Company Act of 1935, as amended, were approved by the SEC. Subsequently, additional cost allocation methodologies have been reported to the FERC and management believes they are reasonable. The FERC permits services to be rendered at cost by system service companies.

Alabama Power's and Georgia Power's power purchases from affiliates through the Southern Company power pool are included in purchased power, affiliates on their respective statements of income. Mississippi Power's and Southern Power's power purchases from affiliates through the Southern Company power pool are included in purchased power on their respective statements of income and were as follows:

| | Mississippi Power | Southern Power |
|---|---|---|
| | *(in millions)* | |
| 2025 | **$19** | **$41** |
| 2024 | 8 | 17 |
| 2023 | 4 | 13 |

Georgia Power has entered into a PPA with Mississippi Power, which commenced in 2024, and several PPAs with Southern Power for capacity and energy. Georgia Power's expenses associated with these PPAs are included in purchased power, affiliates on its statements of income. Mississippi Power's and Southern Power's revenues associated with these PPAs are included in wholesale revenues, affiliates on their respective statements of income. See Notes 2 and 9 for additional information.

## Notes to Financial Statements

SCS (as agent for Alabama Power, Georgia Power, and Southern Power) and certain subsidiaries of Southern Company Gas have long-term interstate natural gas transportation agreements with SNG that are governed by the terms and conditions of SNG's natural gas tariff and are subject to FERC regulation. See Note 7 under "Southern Company Gas" for additional information. Transportation costs under these agreements in 2025, 2024, and 2023 were as follows:

| | Alabama Power | Georgia Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|
| | *(in millions)* | | | |
| 2025 | **$11** | **$105** | **$31** | **$29** |
| 2024 | 13 | 103 | 35 | 28 |
| 2023 | 12 | 101 | 34 | 28 |

SCS, as agent for the traditional electric operating companies and Southern Power, has agreements with certain subsidiaries of Southern Company Gas to purchase natural gas. Natural gas purchases made under these agreements were immaterial for Alabama Power, Georgia Power, Mississippi Power, and Southern Power for all periods presented.

Alabama Power and Mississippi Power jointly own Plant Greene County. The companies have an agreement under which Alabama Power operates Plant Greene County and Mississippi Power reimburses Alabama Power for its proportionate share of non-fuel operations and maintenance expenses, which totaled $9 million, $7 million, and $5 million in 2025, 2024, and 2023, respectively. See Notes 2 and 5 under "Mississippi Power – Integrated Resource Plans" and "Joint Ownership Agreements," respectively, for additional information.

Alabama Power, Georgia Power, and Mississippi Power each have agreements with PowerSecure for equipment purchases and/or services related to utility infrastructure construction, distributed energy, and energy efficiency projects. During 2025, 2024, and 2023, costs under these agreements were $51 million, $20 million, and $5 million, respectively, for Georgia Power and immaterial for Alabama Power and Mississippi Power.

Southern Company Gas had a $74 million contract with the U.S. General Services Administration to increase energy efficiency at certain federal buildings across Georgia, which was completed in 2025. Southern Company Gas engaged PowerSecure to provide the majority of the construction services under the contract. During 2025, 2024, and 2023, Southern Company Gas paid $1 million, $13 million, and $29 million, respectively, to PowerSecure related to this agreement.

See Note 7 under "SEGCO" for information regarding Alabama Power's and Georgia Power's equity method investment in SEGCO and related affiliate purchased power costs, as well as Alabama Power's gas pipeline ownership agreement with SEGCO.

Southern Power has several agreements with SCS for transmission services, which are billed to Southern Power based on the Southern Company Open Access Transmission Tariff as filed with the FERC. Transmission services purchased by Southern Power from SCS totaled $9 million, $25 million, and $33 million for 2025, 2024, and 2023, respectively, and were charged to other operations and maintenance expenses in Southern Power's consolidated statements of income.

The traditional electric operating companies and Southern Power may jointly enter into various types of wholesale energy, natural gas, and certain other contracts, either directly or through SCS as agent. Each participating company may be jointly and severally liable for the obligations incurred under these agreements. See Note 14 under "Contingent Features" for additional information. Southern Power and the traditional electric operating companies generally settle amounts related to the above transactions on a monthly basis in the month following the performance of such services or the purchase or sale of electricity. See "Revenues – Southern Power" herein for additional information.

The traditional electric operating companies, Southern Power, and Southern Company Gas provide incidental services to and receive such services from other Southern Company subsidiaries which are generally minor in duration and amount. Except as described herein, the traditional electric operating companies, Southern Power, and Southern Company Gas neither provided nor received any material services to or from affiliates in any year presented.

### Regulatory Assets and Liabilities
The traditional electric operating companies and the natural gas distribution utilities are subject to accounting requirements for the effects of rate regulation. Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent costs recovered that are expected to be incurred in the future or probable future reductions in revenues associated with amounts that are expected to be credited to customers through the ratemaking process.

# Notes to Financial Statements

In the event that a portion of a traditional electric operating company's or a natural gas distribution utility's operations is no longer subject to applicable accounting rules for rate regulation, such company would be required to write off to income or reclassify to AOCI related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the traditional electric operating company or the natural gas distribution utility would be required to determine if any impairment to other assets, including plant, exists and write down the assets, if impaired, to their fair values. All regulatory assets and liabilities are to be reflected in rates. See Note 2 for additional information including details of regulatory assets and liabilities reflected in the balance sheets for Southern Company, the traditional electric operating companies, and Southern Company Gas.

## Revenues
The Registrants generate revenues from a variety of sources which are accounted for under various revenue accounting guidance, including revenue from contracts with customers, lease, derivative, and regulatory accounting. See Notes 4, 9, and 14 for additional information.

### Traditional Electric Operating Companies
The majority of the revenues of the traditional electric operating companies are generated from contracts with retail electric customers. These revenues, generated from the integrated service to deliver electricity when and if called upon by the customer, are recognized as a single performance obligation satisfied over time, at a tariff rate, and as electricity is delivered to the customer during the month. Unbilled revenues related to retail sales are recognized for estimated deliveries of electricity not yet billed to these customers from the last bill date to the end of the accounting period. Retail rates may include provisions to adjust revenues for fluctuations in fuel costs, fuel hedging, the energy component of purchased power costs, and certain other costs. Revenues are adjusted for differences between these actual costs and amounts billed in current regulated rates. Under or over recovered regulatory clause revenues are recorded in the balance sheets and are recovered from or returned to customers, respectively, through adjustments to the billing factors. See Note 2 for additional information regarding regulatory matters of the traditional electric operating companies.

Wholesale capacity revenues from PPAs are recognized in amounts billable under the contract terms. Energy and other revenues are generally recognized as services are provided. The contracts for capacity and energy in a wholesale PPA have multiple performance obligations where the contract's total transaction price is allocated to each performance obligation based on the standalone selling price. The standalone selling price is primarily determined by the price charged to customers for the specific goods or services transferred with the performance obligations. Generally, the traditional electric operating companies recognize revenue as the performance obligations are satisfied over time as electricity is delivered to the customer or as generation capacity is available to the customer.

For both retail and wholesale revenues, the traditional electric operating companies have elected to recognize revenue for their sales of electricity and capacity using the invoice practical expedient as they generally have a right to consideration in an amount that corresponds directly with the value to the customer of the performance completed to date and that may be invoiced. Payment for goods and services rendered is typically due in the subsequent month following satisfaction of the Registrants' performance obligation.

### Southern Power
Southern Power sells capacity and energy at rates specified under contractual terms in long-term PPAs. These PPAs are accounted for as leases, normal sale derivatives, or contracts with customers. Capacity revenues from PPAs classified as operating leases are recognized on a straight-line basis over the term of the agreement. Energy revenues are recognized in the period the energy is delivered. Capacity revenues from PPAs classified as sales-type leases are recognized by accounting for interest income on the net investment in the lease.

Southern Power's non-lease contracts commonly include capacity and energy which are considered separate performance obligations. In these contracts, the total transaction price is allocated to each performance obligation based on the standalone selling price. The standalone selling price is primarily determined by the price charged to customers for the specific goods or services transferred with the performance obligations. Generally, Southern Power recognizes revenue as the performance obligations are satisfied over time, as electricity is delivered to the customer or as generation capacity is made available to the customer.

Southern Power generally has a right to consideration in an amount that corresponds directly with the value to the customer of the performance completed to date and may recognize revenue in the amount to which the entity has a right to invoice. Payment for goods and services rendered is typically due in the subsequent month following satisfaction of Southern Power's performance obligation.

When multiple contracts exist with the same counterparty, the revenues from each contract are accounted for as separate arrangements.

Southern Power may also enter into contracts to sell short-term capacity in the wholesale electricity markets. These sales are generally classified as mark-to-market derivatives and net unrealized gains and losses on such contracts are recorded in wholesale revenues. See Note 14 and "Financial Instruments" herein for additional information.

# Notes to Financial Statements

### Southern Company Gas

Southern Company Gas records revenues when goods or services are provided to customers. Those revenues are based on rates approved by the state regulatory agencies of the natural gas distribution utilities. The majority of the revenues of Southern Company Gas are generated from contracts with natural gas distribution customers. Revenues from this integrated service to deliver gas when and if called upon by the customer are recognized as a single performance obligation satisfied over time and are recognized at a tariff rate as gas is delivered to the customer during the month.

Revenues from sales and transportation services are recognized in the same period in which the related volumes are delivered to customers. Revenues from residential and certain commercial and industrial customers are recognized on the basis of scheduled meter readings. Additionally, unbilled revenues are recognized for estimated deliveries of gas not yet billed to these customers, from the last bill date to the end of the accounting period. For other commercial and industrial customers, revenues are based on actual deliveries through the end of the period.

Southern Company Gas has elected to recognize revenue for sales of gas using the invoice practical expedient as it generally has a right to consideration in an amount that corresponds directly with the value to the customer of the performance completed to date and that may be invoiced. Payment for goods and services rendered is typically due in the subsequent month following satisfaction of Southern Company Gas' performance obligation.

#### Gas Distribution Operations

Atlanta Gas Light operates in a deregulated natural gas market whereby Marketers, rather than a traditional utility, sell natural gas to end-use customers in Georgia and handle customer billing functions. As required by the Georgia PSC, Atlanta Gas Light bills Marketers in equal monthly installments for each residential, commercial, and industrial end-use customer's distribution costs as well as for capacity costs utilizing a seasonal rate design for the calculation of each residential end-use customer's annual straight-fixed-variable charge, which reflects the historic volumetric usage pattern for the entire residential class. With the exception of Atlanta Gas Light, the natural gas distribution utilities have rate structures that include volumetric rate designs that allow the opportunity to recover certain costs based on gas usage.

The tariffs for the natural gas distribution utilities include provisions which allow for the recognition of certain revenues prior to the time such revenues are billed to customers. These provisions are referred to as alternative revenue programs and provide for the recognition of certain revenues prior to billing, as long as the amounts recognized will be collected from customers within 24 months of recognition. Revenue related to alternative revenue programs was $(53) million, $43 million, and $20 million in 2025, 2024, and 2023, respectively. These programs primarily consist of:

- *Weather normalization adjustments* – reduce customer bills when winter weather is colder than normal and increase customer bills when weather is warmer than normal and are included in the tariffs for Virginia Natural Gas and Chattanooga Gas;
- *Revenue normalization mechanisms* – mitigate the impact of conservation and declining customer usage and are contained in the tariffs for Virginia Natural Gas and Nicor Gas; and
- *Revenue true-up adjustment* – included within the provisions of the GRAM program in which Atlanta Gas Light participates as a short-term alternative to formal rate case filings, the revenue true-up feature provides for a positive (or negative) adjustment to record revenue in the amount of any variance to budgeted revenues, which are submitted and approved annually as a requirement of GRAM. Such adjustments are reflected in customer billings in a subsequent program year.

#### Gas Marketing Services

Gas marketing services is comprised of several choice-based natural gas marketers operating in various deregulated jurisdictions. While gas marketing services follows the same general approach to revenue recognition described for Southern Company Gas above, it recognizes revenues on certain 12-month utility-bill management contracts as the lesser of cumulative earned or cumulative billed amounts.

### Concentration of Revenue

Southern Company, Alabama Power, Georgia Power, Mississippi Power (with the exception of its long-term contracts described below), Southern Power, and Southern Company Gas each have a diversified base of customers. In 2025, Southern Power's largest customer was Georgia Power, which accounted for approximately 10.5% of Southern Power's total revenues. For the other Registrants, no single customer comprises 10% or more of each company's revenues.

Mississippi Power provides service under long-term contracts with rural electric cooperative associations and a municipality located in southeastern Mississippi which are subject to regulation by the FERC. The contracts with these wholesale customers represented 12.9% of Mississippi Power's total operating revenues in 2025.

## Notes to Financial Statements

### Fuel Costs

Fuel costs for the traditional electric operating companies and Southern Power are expensed as the fuel is used. Fuel expense generally includes fuel transportation costs and the cost of purchased emissions allowances as they are used. For Alabama Power and Georgia Power, fuel expense also includes the amortization of the cost of nuclear fuel. For the traditional electric operating companies, fuel costs also include gains and/or losses from fuel-hedging programs as approved by their respective state PSCs.

### Cost of Natural Gas

Excluding Atlanta Gas Light, which does not sell natural gas to end-use customers, Southern Company Gas charges its utility customers for natural gas consumed using natural gas cost recovery mechanisms set by the applicable state regulatory agencies. Under these mechanisms, all prudently-incurred natural gas costs are passed through to customers without markup, subject to regulatory review. Southern Company Gas defers or accrues the difference between the actual cost of natural gas and the amount of commodity revenue earned in a given period such that no operating income is recognized related to these costs. The deferred or accrued amount is either billed or refunded to customers prospectively through adjustments to the commodity rate. Deferred and accrued natural gas costs are included in the balance sheets as regulatory assets and regulatory liabilities, respectively.

Southern Company Gas' gas marketing services' customers are charged for actual or estimated natural gas consumed. Within cost of natural gas, Southern Company Gas also includes costs of lost and unaccounted for gas and gains and losses associated with certain derivatives.

### Income Taxes

The Registrants use the liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences. Under current tax law, certain projects are eligible for ITCs. The Registrants use the deferral method to account for federal and state ITCs, whereby the ITCs are recorded as a deferred credit and amortized to income tax expense over the useful life of the respective asset. In accordance with regulatory requirements, certain state ITCs at Georgia Power are recognized as an income tax benefit in the year the credit is generated through the establishment of a regulatory asset.

Furthermore, the federal tax basis of the asset is reduced by 50% of the federal ITCs received, which, together with the deferred credit, results in a net deferred tax asset. The Registrants have elected to recognize the tax benefit of these basis differences as a reduction to income tax expense in the year in which the asset reaches commercial operation. In accordance with regulatory requirements, the traditional electric operating companies and natural gas distribution utilities defer the income tax benefit resulting from these basis differences. In addition, certain projects are eligible for federal and state PTCs, which are recognized as an income tax benefit based on KWH production.

Federal ITCs and PTCs, as well as state ITCs and other state tax credits available to reduce income taxes payable, were not fully utilized in 2025 and will be carried forward and utilized in future years. In addition, Southern Company is expected to have various state net operating loss (NOL) carryforwards for certain of its subsidiaries, including Mississippi Power and Southern Power, which would result in income tax benefits in the future, if utilized. See Note 10 under "Deferred Tax Assets and Liabilities – Tax Credit Carryforwards" and " – Net Operating Loss Carryforwards" for additional information.

In April 2024, the IRS issued final regulations related to the transferability of certain tax credits under the IRA. Southern Company and certain subsidiaries have tax credits that are eligible to be transferred at a discount to the generated credit value. The discount will be recorded as a reduction in tax credits recognized in the financial statements. See Note 10 under "Current and Deferred Income Taxes" for additional information.

Under current tax law, Georgia Power is eligible to generate advanced nuclear PTCs for Plant Vogtle Units 3 and 4, which are recognized as an income tax benefit based on KWH production and are eligible to be transferred. Pursuant to the Vogtle Joint Ownership Agreements (as defined in Note 2 under "Georgia Power – Nuclear Construction – Cost and Schedule"), Georgia Power is purchasing advanced nuclear PTCs for Plant Vogtle Units 3 and 4 from the other Vogtle Owners. The gain recognized on the purchase of the joint owner PTCs is recognized as an income tax benefit.

The Registrants recognize tax positions that are "more likely than not" of being sustained upon examination by the appropriate taxing authorities. See Note 10 under "Unrecognized Tax Benefits" for additional information.

### Other Taxes

Taxes imposed on and collected from customers on behalf of governmental agencies are presented net on the Registrants' statements of income and are excluded from the transaction price in determining the revenue related to contracts with a customer.

## Notes to Financial Statements

Southern Company Gas is taxed on its gas revenues by various governmental authorities, but is allowed to recover these taxes from its customers. Revenue taxes imposed on the natural gas distribution utilities are recorded at the amount charged to customers, which may include a small administrative fee, as operating revenues, and the related taxes imposed on Southern Company Gas are recorded as operating expenses on the statements of income. Revenue taxes included in operating expenses were $132 million, $112 million, and $129 million in 2025, 2024, and 2023, respectively.

### Allowance for Funds Used During Construction and Interest Capitalized

The traditional electric operating companies and the natural gas distribution utilities record AFUDC, which represents the estimated debt and equity costs of capital funds that are necessary to finance the construction of new regulated facilities. While cash is not realized currently, AFUDC increases the revenue requirement and is recovered over the service life of the asset through a higher rate base and higher depreciation. The equity component of AFUDC is not taxable.

Interest related to financing the construction of new facilities at Southern Power and new facilities not included in the traditional electric operating companies' and Southern Company Gas' regulated rates is capitalized in accordance with standard interest capitalization requirements.

Total AFUDC and interest capitalized in 2025, 2024, and 2023 was immaterial for Mississippi Power and was as follows for the other Registrants:

|  | Southern Company | Alabama Power | Georgia Power[*] | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|
|  |  |  | (in millions) |  |  |
| 2025 | $480 | $ 88 | $327 | $25 | $38 |
| 2024 | 339 | 76 | 209 | 7 | 47 |
| 2023 | 400 | 109 | 251 | 3 | 37 |

(*) See Note 2 under "Georgia Power – Nuclear Construction" for information on the inclusion of a portion of construction costs related to Plant Vogtle Units 3 and 4 in Georgia Power's rate base through each unit's respective in-service date.

The average AFUDC composite rates for 2025, 2024, and 2023 for the applicable traditional electric operating companies and the natural gas distribution utilities were as follows:

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Alabama Power | 7.9% | 8.1% | 8.1% |
| Georgia Power[*] | 7.7% | 7.7% | 7.6% |
| Southern Company Gas: |  |  |  |
| Atlanta Gas Light | 7.9% | 7.7% | 7.4% |
| Chattanooga Gas | 7.1% | 7.1% | 7.1% |
| Nicor Gas | 4.2% | 5.6% | 4.6% |

(*) Excludes AFUDC related to the construction of Plant Vogtle Units 3 and 4 in 2023 and Plant Vogtle Unit 4 in 2024. See Note 2 under "Georgia Power – Nuclear Construction" for additional information.

### Impairment of Long-Lived Assets

The Registrants evaluate long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of whether an impairment indicator exists is based on either a specific regulatory disallowance, a sales transaction price that is less than the asset group's carrying amount, or an estimate of undiscounted future cash flows attributable to the asset group, as compared with the carrying amount of the assets. If an impairment has occurred, the amount of the impairment loss recognized is determined by either the amount of regulatory disallowance or by the amount the carrying amount exceeds the estimated fair value of the assets. For assets identified as held for sale, the carrying amount is compared to the estimated fair value less the cost to sell in order to determine if an impairment loss is required to be recorded. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change.

In 2024, Alabama Power discontinued the development of a multi-use commercial facility. Given the decision to discontinue commercial development, Alabama Power performed an impairment test using a comparative market analysis and determined the carrying amount of the asset exceeded its fair value, net of selling costs. This resulted in a pre-tax impairment loss of $36 million ($27 million after tax) reflected in other operations and maintenance on the statements of income.

## Notes to Financial Statements

### Goodwill and Other Intangible Assets

Goodwill and other intangible assets not subject to amortization are evaluated for impairment on an annual basis and when events or changes in circumstances necessitate an evaluation for impairment. Other intangible assets subject to amortization are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Southern Power's intangible assets consist primarily of certain PPAs acquired, which are amortized over the term of the respective PPA. Southern Company Gas' goodwill and other intangible assets primarily relate to its 2016 acquisition by Southern Company. In addition to these items, Southern Company's goodwill and other intangible assets also relate to its 2016 acquisition of PowerSecure.

For its 2025 and 2023 annual goodwill impairment tests, Southern Company Gas management performed the qualitative assessment and determined that it was more likely than not that the fair value of its reporting units with goodwill exceeded their carrying amounts, and therefore no quantitative assessment was required. For its 2024 annual goodwill impairment test, Southern Company Gas management performed the quantitative assessment, which indicated that the fair value of its reporting units with goodwill exceeded their carrying amounts.

For its 2025 and 2023 annual goodwill impairment tests, PowerSecure management performed the quantitative assessment, which indicated that the fair value of PowerSecure exceeded its carrying amount. For its 2024 annual goodwill impairment test, PowerSecure management performed the qualitative assessment and determined that it was more likely than not that the fair value of PowerSecure exceeded its carrying amount, and therefore no quantitative assessment was required.

At December 31, 2025 and 2024, goodwill was as follows:

|  | At December 31, 2025 | At December 31, 2024 |
|---|---|---|
|  | (in millions) | |
| Southern Company | $5,161 | $5,161 |
| Southern Company Gas: | | |
|  Gas distribution operations | $4,034 | $4,034 |
|  Gas marketing services | 981 | 981 |
| Southern Company Gas total | $5,015 | $5,015 |

At December 31, 2025 and 2024, other intangible assets were as follows:

|  | At December 31, 2025 | | | At December 31, 2024 | | |
|---|---|---|---|---|---|---|
|  | Gross Carrying Amount | Accumulated Amortization | Other Intangible Assets, Net | Gross Carrying Amount | Accumulated Amortization | Other Intangible Assets, Net |
|  | (in millions) | | | (in millions) | | |
| **Southern Company** | | | | | | |
| Subject to amortization: | | | | | | |
|  Customer relationships | $212 | $(189) | $ 23 | $212 | $(182) | $ 30 |
|  Trade names | 64 | (64) | — | 64 | (59) | 5 |
|  PPA fair value adjustments | 390 | (188) | 202 | 390 | (168) | 222 |
|  Other | 3 | (3) | — | 3 | (3) | — |
| Total subject to amortization | $669 | $(444) | $225 | $669 | $(412) | $257 |
| Not subject to amortization: | | | | | | |
|  FCC licenses | 75 | — | 75 | 75 | — | 75 |
| **Total other intangible assets** | $744 | $(444) | $300 | $744 | $(412) | $332 |
| | | | | | | |
| **Southern Power**[(*)] | | | | | | |
|  PPA fair value adjustments | $390 | $(188) | $202 | $390 | $(168) | $222 |
| | | | | | | |
| **Southern Company Gas**[(*)] | | | | | | |
|  Gas marketing services | | | | | | |
|   Customer relationships | $156 | $(153) | $ 3 | $156 | $(150) | $ 6 |
|   Trade names | 26 | (26) | — | 26 | (23) | 3 |
| **Total other intangible assets** | $182 | $(179) | $ 3 | $182 | $(173) | $ 9 |

(*) All subject to amortization.

## Notes to Financial Statements

Amortization associated with other intangible assets in 2025, 2024, and 2023 was as follows:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in millions)* | | |
| Southern Company[a] | **$32** | $35 | $38 |
| Southern Power[b] | **20** | 20 | 20 |
| Southern Company Gas | | | |
| Gas marketing services | **6** | 7 | 10 |

(a) Includes $20 million annually recorded as a reduction to operating revenues.
(b) Recorded as a reduction to operating revenues.

At December 31, 2025, the estimated amortization associated with other intangible assets for the next five years is as follows:

| | 2026 | 2027 | 2028 | 2029 | 2030 |
|---|---|---|---|---|---|
| | *(in millions)* | | | | |
| Southern Company | $27 | $24 | $24 | $23 | $21 |
| Southern Power | 20 | 20 | 20 | 19 | 19 |
| Southern Company Gas | | | | | |
| Gas marketing services | 3 | — | — | — | — |

### Acquisition Accounting

At the time of an acquisition, management will assess whether acquired assets and activities meet the definition of a business. Acquisitions that meet the definition of a business are accounted for under the acquisition method, and operating results from the date of acquisition are included in the acquiring entity's financial statements. Identifiable assets acquired, liabilities assumed, and any noncontrolling interests (including any intangible assets) are recognized and measured at fair value, and goodwill is recognized as a residual over the fair values of the identifiable net assets acquired. Assets acquired that do not meet the definition of a business are accounted for as an asset acquisition. The purchase price of each asset acquisition is allocated based on the relative fair value of assets acquired. See Note 15 for additional information, including recent and proposed acquisitions.

Determining the fair value of assets acquired and liabilities assumed requires management judgment and management may engage independent valuation experts to assist in this process. Fair values are determined by using market participant assumptions and typically include the timing and amounts of future cash flows, incurred construction costs, the nature of acquired contracts, discount rates, power market prices, and expected asset lives. For potential or successful acquisitions that meet the definition of a business, any due diligence or transaction costs incurred are expensed as incurred. If the acquisition is accounted for as an asset acquisition, direct and incremental transaction costs can be capitalized as a component of the cost of the assets acquired.

Historically, any contingent consideration relates to fixed amounts due to the seller once an acquired construction project is placed in service. For contingent consideration with variable payments, management fair values the arrangement with any changes recorded in the statements of income. See Note 13 for additional fair value information.

### Development Costs

For Southern Power, development costs are capitalized once a project is probable of completion, primarily based on a review of its economics and operational feasibility, as well as the status of power off-take agreements and regulatory approvals, if applicable. Southern Power's capitalized development costs are included in CWIP on the balance sheets. All of Southern Power's development costs incurred prior to the determination that a project is probable of completion are expensed as incurred and included in other operations and maintenance expense in the statements of income. If it is determined that a project is no longer probable of completion, any of Southern Power's capitalized development costs are expensed and included in other operations and maintenance expense in the consolidated statements of income. See Note 15 for additional information, including recent and proposed development projects.

### Long-Term Service Agreements

The traditional electric operating companies and Southern Power have entered into LTSAs for the purpose of securing maintenance support for certain of their generating facilities. The LTSAs cover all planned inspections on the covered equipment, which generally includes the cost of all labor and materials. The LTSAs also obligate the counterparties to cover the costs of unplanned maintenance on the covered equipment subject to limits and scope specified in each contract.

## Notes to Financial Statements

Payments made under the LTSAs for the performance of any planned inspections or unplanned capital maintenance are recorded in the statements of cash flows as investing activities. Receipts of major parts into materials and supplies inventory prior to planned inspections covered under LTSAs are treated as noncash transactions in the statements of cash flows. Any payments made prior to the work being performed are recorded as prepayments in other current assets and non-current assets on the balance sheets or reduce existing payables for LTSA-related work already completed. At the time work is performed, an appropriate amount is accrued for future payments or transferred from the prepayment or inventory and recorded as property, plant, and equipment or expensed.

### Transmission Receivables/Prepayments

As a result of Southern Power's acquisition and construction of generating facilities, Southern Power has transmission receivables and/or prepayments representing the portion of interconnection network and transmission upgrades that will be reimbursed to Southern Power. Upon completion of the related project, transmission costs are generally reimbursed by the interconnection provider and the receivable/prepayments are reduced as payments or services are received.

### Cash, Cash Equivalents, and Restricted Cash

For purposes of the financial statements, temporary cash investments are considered cash equivalents. Temporary cash investments are securities with original maturities of 90 days or less.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheets that total to the amount shown in the statements of cash flows for the applicable Registrants:

| | Southern Company | Georgia Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|
| | (in millions) | | | |
| **At December 31, 2025** | | | | |
| Cash and cash equivalents | **$1,639** | **$ 59** | **$105** | **$15** |
| Restricted cash[(*)]: | | | | |
| Other current assets | 1 | — | — | — |
| Total cash, cash equivalents, and restricted cash | **$1,640** | **$ 59** | **$105** | **$15** |
| **At December 31, 2024** | | | | |
| Cash and cash equivalents | $1,070 | $ 97 | $159 | $43 |
| Restricted cash[(*)]: | | | | |
| Other current assets | 31 | 21 | 9 | 1 |
| Total cash, cash equivalents, and restricted cash | $1,101 | $118 | $168 | $44 |

(*) For Georgia Power, reflects remaining proceeds at December 31, 2024 from the issuance of solid waste disposal facility revenue bonds in 2022. For Southern Power, reflects remaining proceeds at December 31, 2024 from an arbitration award held to fund future equipment replacement costs. For Southern Company, also reflects collateral of $1 million for life insurance and long-term disability insurance, which was included at Southern Holdings and Southern Company Gas at December 31, 2025 and 2024, respectively.

### Materials and Supplies

Materials and supplies for the traditional electric operating companies generally includes the average cost of transmission, distribution, and generating plant materials. Materials and supplies for Southern Company Gas generally includes the average cost of propane gas inventory, liquefied natural gas inventory, fleet fuel, and other materials and supplies. Materials and supplies for Southern Power generally includes the average cost of generating plant materials.

Materials are recorded to inventory when purchased and then expensed or capitalized to property, plant, and equipment, as appropriate, at weighted average cost when installed. In addition, certain major parts are recorded as inventory when acquired and then capitalized at cost when installed to property, plant, and equipment.

### Fuel Inventory

Fuel inventory for the traditional electric operating companies includes the average cost of coal, natural gas, oil, transportation, and emissions allowances. Fuel inventory for Southern Power, which is included in other current assets, includes the average cost of oil, natural gas, and emissions allowances. Fuel is recorded to inventory when purchased and then expensed, at weighted average cost, as used. Emissions allowances granted by the EPA are included in inventory at zero cost. The traditional electric operating companies recover fuel expense through fuel cost recovery rates approved by each state PSC or, for wholesale rates, the FERC.

## Notes to Financial Statements

**Natural Gas for Sale**

With the exception of Nicor Gas, Southern Company Gas records natural gas inventories on a weighted average cost basis. In Georgia's deregulated, competitive environment, Marketers sell natural gas to firm end-use customers at market-based prices. On a monthly basis, Atlanta Gas Light assigns to Marketers the majority of the pipeline storage services that it has under contract, along with a corresponding amount of inventory. Atlanta Gas Light retains and manages a portion of its pipeline storage assets and related natural gas inventories for system balancing and to serve system demand.

Nicor Gas' natural gas inventory is carried at cost on a LIFO basis. Inventory decrements occurring during the year that are restored prior to year-end are charged to cost of natural gas at the estimated annual replacement cost. Inventory decrements that are not restored prior to year-end are charged to cost of natural gas at the actual LIFO cost of the inventory layers liquidated. The cost of natural gas, including inventory costs, is recovered from customers under a purchased gas recovery mechanism adjusted for differences between actual costs and amounts billed; therefore, LIFO liquidations have no impact on Southern Company's or Southern Company Gas' net income. At December 31, 2025, the Nicor Gas LIFO inventory balance was $194 million. Based on the average cost of gas purchased in December 2025, the estimated replacement cost of Nicor Gas' inventory at December 31, 2025 was $420 million.

**Provision for Uncollectible Accounts**

See "Recently Adopted Accounting Standards" herein for additional information on the adoption of ASU 2025–05 and the practical expedient related to credit losses.

The customers of the traditional electric operating companies and the natural gas distribution utilities are billed monthly. For the majority of receivables, a provision for uncollectible accounts is established based on historical collection experience and other factors. For the remaining receivables, if the company is aware of a specific customer's inability to pay, a provision for uncollectible accounts is recorded to reduce the receivable balance to the amount reasonably expected to be collected. If circumstances change, the estimate of the recoverability of accounts receivable could change as well. Circumstances that could affect this estimate include, but are not limited to, customer credit issues, customer deposits, and general economic conditions. Customers' accounts are written off once they are deemed to be uncollectible. The Registrants have elected the practical expedient to assume that current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when estimating expected credit losses. For all periods presented, uncollectible accounts averaged less than 1% of revenues for each Registrant.

Credit risk exposure at Nicor Gas is mitigated by a bad debt rider approved by the Illinois Commission. The bad debt rider provides for the recovery from (or refund to) customers of the difference between Nicor Gas' actual bad debt experience on an annual basis and the benchmark bad debt expense used to establish its base rates for the respective year.

**Concentration of Credit Risk**

Concentration of credit risk occurs at Atlanta Gas Light for amounts billed for services and other costs to its customers, which consist of 14 Marketers in Georgia (including SouthStar). The credit risk exposure to the Marketers varies seasonally, with the lowest exposure in the non-peak summer months and the highest exposure in the peak winter months. Marketers are responsible for the retail sale of natural gas to end-use customers in Georgia. The functions of the retail sale of gas include the purchase and sale of natural gas, customer service, billings, and collections. The provisions of Atlanta Gas Light's tariff allow Atlanta Gas Light to obtain credit security support in an amount equal to a minimum of two times a Marketer's highest month's estimated bill from Atlanta Gas Light.

**Financial Instruments**

The traditional electric operating companies and Southern Power use derivative financial instruments to limit exposure to fluctuations in interest rates, the prices of certain fuel purchases, electricity purchases and sales, and occasionally foreign currency exchange rates. Southern Company Gas uses derivative financial instruments to limit exposure to fluctuations in natural gas prices, weather, and interest rates. All derivative financial instruments are recognized as either assets or liabilities on the balance sheets (included in "Other" or shown separately as "Risk Management Activities") and are measured at fair value. See Note 13 for additional information regarding fair value. Substantially all of the traditional electric operating companies', Southern Power's, and Southern Company Gas' bulk energy purchases and sales contracts that meet the definition of a derivative are excluded from fair value accounting requirements because they qualify for the "normal" scope exception and are accounted for under the accrual method. Derivative contracts that qualify as cash flow hedges of anticipated transactions or are recoverable through the traditional electric operating companies' and the natural gas distribution utilities' fuel-hedging programs result in the deferral of related gains and losses in AOCI or regulatory assets and liabilities, respectively, until the hedged transactions occur. Other derivative contracts that qualify as fair value hedges are marked to market through current period income and are recorded on a net basis in the statements of income. Cash flows from derivatives are classified on the statements of cash flows in the same category as the hedged item. See Note 14 for additional information regarding derivatives.

The Registrants offset fair value amounts recognized for multiple derivative instruments executed with the same counterparty under netting arrangements. The Registrants had no outstanding collateral repayment obligations or rights to reclaim collateral arising from derivative instruments recognized at December 31, 2025.

# Notes to Financial Statements

The Registrants are exposed to potential losses related to financial instruments in the event of counterparties' nonperformance. The Registrants have established risk management policies and controls to determine and monitor the creditworthiness of counterparties in order to mitigate their exposure to counterparty credit risk.

### Southern Company Gas

Southern Company Gas enters into weather derivative contracts as economic hedges of natural gas revenues in the event of warmer-than-normal weather in the Heating Season. Exchange-traded options are carried at fair value, with changes reflected in natural gas revenues. Non-exchange-traded options are accounted for using the intrinsic value method. Changes in the intrinsic value for non-exchange-traded contracts are also reflected in natural gas revenues in the statements of income.

Southern Company Gas enters into transactions to secure transportation capacity between delivery points in order to serve its customers and various markets. NYMEX futures and OTC contracts are used to capture the price differential or spread between the locations served by the capacity to substantially protect the natural gas revenues that will ultimately be realized when the physical flow of natural gas between delivery points occurs. These contracts generally meet the definition of derivatives and are carried at fair value on the balance sheets, with changes in fair value included in earnings in the period of change.

The purchase, transportation, storage, and sale of natural gas are accounted for on a weighted average cost, accrual, or LIFO basis, as appropriate, rather than on the fair value basis utilized for the derivatives used to mitigate the natural gas price risk associated with these transactions. Monthly demand charges are incurred for the contracted storage and transportation capacity and payments associated with asset management agreements, and these demand charges and payments are recognized on the statements of income in the period they are incurred. This difference in accounting methods can result in volatility in reported earnings, even though the economic margin is substantially unchanged from the dates the transactions were consummated.

### Comprehensive Income

The objective of comprehensive income is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income consists of net income attributable to the Registrant, changes in the fair value of qualifying cash flow hedges, and reclassifications for amounts included in net income. Comprehensive income also consists of certain changes in pension and other postretirement benefit plans for Southern Company, Southern Power, and Southern Company Gas.

AOCI (loss) balances, net of tax effects, for Southern Company, Southern Power, and Southern Company Gas were as follows:

| | Qualifying Hedges | Pension and Other Postretirement Benefit Plans | Accumulated Other Comprehensive Income (Loss)[*] |
|---|---|---|---|
| | | *(in millions)* | |
| **Southern Company** | | | |
| Balance at December 31, 2022 | $(149) | $(18) | $(167) |
| Current period change | 28 | (38) | (10) |
| Balance at December 31, 2023 | (121) | (56) | (177) |
| Current period change | 75 | 24 | 99 |
| Balance at December 31, 2024 | (46) | (32) | (78) |
| Current period change | **(7)** | **10** | **3** |
| **Balance at December 31, 2025** | **$ (53)** | **$(22)** | **$ (75)** |
| | | | |
| **Southern Power** | | | |
| Balance at December 31, 2022 | $ (9) | $ (9) | $ (18) |
| Current period change | 8 | (7) | 1 |
| Balance at December 31, 2023 | (1) | (16) | (17) |
| Current period change | 8 | 7 | 15 |
| Balance at December 31, 2024 | 7 | (9) | (2) |
| Current period change | **(2)** | **4** | **2** |
| **Balance at December 31, 2025** | **$ 5** | **$ (5)** | **$ —** |
| | | | |
| **Southern Company Gas** | | | |
| Balance at December 31, 2022 | $ (25) | $ 56 | $ 31 |
| Current period change | 1 | (16) | (15) |
| Balance at December 31, 2023 | (24) | 40 | 16 |
| Current period change | 21 | 11 | 32 |
| Balance at December 31, 2024 | (3) | 51 | 48 |
| Current period change | **—** | **3** | **3** |
| **Balance at December 31, 2025** | **$ (3)** | **$ 54** | **$ 51** |

(*) May not add due to rounding.

## Notes to Financial Statements

### Variable Interest Entities

The Registrants may hold ownership interests in a number of business ventures with varying ownership structures. Partnership interests and other variable interests are evaluated to determine if each entity is a VIE. The primary beneficiary of a VIE is required to consolidate the VIE when it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. See Note 7 for additional information regarding VIEs.

## 2. REGULATORY MATTERS

### Regulatory Assets and Liabilities

Details of regulatory assets and (liabilities) reflected in the balance sheets at December 31, 2025 and 2024 are provided in the following tables:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Company Gas |
|---|---|---|---|---|---|
| | | | *(in millions)* | | |
| **At December 31, 2025** | | | | | |
| AROs[*] | $ 5,482 | $ 1,644 | $ 3,604 | $ 234 | $ — |
| Retiree benefit plans[*] | 2,442 | 630 | 836 | 128 | 31 |
| Remaining net book value of retired assets | 1,052 | 408 | 631 | 13 | — |
| Deferred income tax charges | 962 | 261 | 675 | 25 | — |
| Storm damage | 941 | — | 912 | 29 | — |
| Deferred depreciation | 784 | 428 | 356 | — | — |
| Under recovered regulatory clause revenues | 284 | 232 | — | 24 | 28 |
| Software and cloud computing costs | 248 | 92 | 146 | 7 | 3 |
| Environmental remediation[*] | 242 | — | 13 | — | 229 |
| Vacation pay[*] | 242 | 90 | 124 | 12 | 16 |
| Loss on reacquired debt | 203 | 30 | 169 | 4 | — |
| Nuclear outage | 106 | 59 | 47 | — | — |
| Regulatory clauses | 83 | 52 | — | — | 31 |
| Qualifying repairs of natural gas distribution systems | 65 | — | — | — | 65 |
| Fuel-hedging (realized and unrealized) losses | 50 | 18 | 18 | 14 | — |
| Long-term debt fair value adjustment | 44 | — | — | — | 44 |
| Plant Daniel Units 3 and 4 | 21 | — | — | 21 | — |
| Other regulatory assets | 225 | 65 | 30 | 40 | 90 |
| Deferred income tax credits | (4,725) | (1,585) | (2,238) | (211) | (681) |
| Other cost of removal obligations | (1,022) | 15 | 999 | (115) | (1,921) |
| Reliability reserves | (243) | (184) | — | (59) | — |
| Over recovered regulatory clause revenues | (213) | — | (31) | — | (182) |
| Storm/property damage reserves | (118) | (60) | — | (58) | — |
| Plant Daniel Units 1 and 2 acquisition | (34) | — | — | (34) | — |
| Other regulatory liabilities | (234) | (17) | (16) | (3) | (61) |
| **Total regulatory assets (liabilities), net** | $ 6,887 | $ 2,178 | $ 6,275 | $ 71 | $(2,308) |

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Company Gas |
|---|---|---|---|---|---|
| | | | *(in millions)* | | |
| **At December 31, 2024** | | | | | |
| AROs[*] | $ 5,810 | $ 1,906 | $ 3,658 | $ 248 | $ — |
| Retiree benefit plans[*] | 2,605 | 680 | 892 | 134 | 44 |
| Remaining net book value of retired assets | 1,198 | 454 | 729 | 15 | — |
| Deferred income tax charges | 927 | 264 | 634 | 27 | — |
| Storm damage | 859 | — | 827 | 32 | — |
| Deferred depreciation | 535 | 286 | 249 | — | — |
| Environmental remediation[*] | 249 | — | 16 | — | 233 |
| Vacation pay[*] | 224 | 85 | 112 | 12 | 15 |
| Loss on reacquired debt | 219 | 32 | 183 | 4 | — |
| Software and cloud computing costs | 200 | 76 | 116 | 4 | 4 |
| Under recovered regulatory clause revenues | 167 | 119 | — | 17 | 31 |
| Regulatory clauses | 162 | 82 | — | — | 80 |
| Nuclear outage | 92 | 39 | 53 | — | — |
| Fuel-hedging (realized and unrealized losses) | 69 | 23 | 29 | 17 | — |
| Qualifying repairs of natural gas distribution systems | 53 | — | — | — | 53 |
| Long-term debt fair value adjustment | 52 | — | — | — | 52 |
| Plant Daniel Units 3 and 4 | 23 | — | — | 23 | — |
| Other regulatory assets | 184 | 42 | 40 | 30 | 72 |
| Deferred income tax credits | (4,536) | (1,398) | (2,149) | (219) | (755) |
| Other cost of removal obligations | (1,176) | 24 | 816 | (170) | (1,846) |
| Over recovered regulatory clause revenues | (285) | (29) | (52) | — | (204) |
| Reliability reserves | (188) | (131) | — | (57) | — |
| Storm/property damage reserves | (122) | (70) | — | (52) | — |
| Nuclear fuel disposal cost recovery | (100) | (100) | — | — | — |
| Other regulatory liabilities | (180) | (28) | (14) | (6) | (31) |
| **Total regulatory assets (liabilities), net** | **$ 7,041** | **$ 2,356** | **$ 6,139** | **$ 59** | **$(2,252)** |

(*) Generally not earning a return as they are excluded from rate base or are offset in rate base by a corresponding asset or liability.

Unless otherwise noted, the following recovery and amortization periods for these regulatory assets and (liabilities) have been approved by the respective state PSC or regulatory agency:

*AROs and other cost of removal obligations –* Generally recorded over the related property lives, which may range up to 64 years for Alabama Power, 58 years for Georgia Power, 75 years for Mississippi Power, and 85 years for Southern Company Gas. AROs and other cost of removal obligations are settled and trued up following completion of the related activities. Alabama Power is recovering CCR ARO expenditures over a 38-year period ending in 2054 through Rate CNP Compliance. Georgia Power is recovering CCR ARO expenditures over four-year periods through its ECCR tariff. Mississippi Power is recovering CCR ARO expenditures over a 10-year period ending in 2034 through its ECO Plan. See "Georgia Power – Rate Plans" herein and Note 6 for additional information.

*Retiree benefit plans –* Recovered and amortized over the average remaining service period, which may range up to 14 years for Alabama Power, Georgia Power, and Mississippi Power and 15 years for Southern Company Gas. Southern Company's balances also include amounts at SCS and Southern Nuclear that are allocated to the applicable regulated utilities. See Note 11 for additional information.

*Remaining net book value of retired assets –*

Alabama Power: Primarily represents the net book value of Plant Gorgas Unit 10 ($387 million at December 31, 2025) being amortized over a remaining period of 12 years (through 2037) and Plant Barry Unit 4 ($32 million at December 31, 2025) being amortized over a remaining period of nine years (through 2034). See "Alabama Power – Environmental Accounting Order" herein for additional information.

Georgia Power: Net book values of Plant Wansley Units 1 and 2 and Plant Hammond Unit 4 (totaling $348 million and $271 million, respectively, at December 31, 2025) are being amortized over a remaining period of 13 years (through 2038) pursuant to the extension of the 2022 ARP. Balance also includes unusable materials and supplies inventories, for which the Georgia PSC will determine a recovery period in a future base rate case. See "Georgia Power – Rate Plans" herein additional information.

Mississippi Power: Represents net book value of certain environmental compliance assets at Plant Watson and Plant Greene County. The retail portion is being amortized over a remaining period of eight years (through 2033), and the wholesale portion is being amortized over a remaining period of nine years (through 2034). See "Mississippi Power – Environmental Compliance Overview Plan" herein for additional information.

## Notes to Financial Statements

**Deferred income tax charges and credits –** Charges are recovered and credits are primarily amortized over the related property lives, which may range up to 64 years for Alabama Power, 58 years for Georgia Power, 75 years for Mississippi Power, and 85 years for Southern Company Gas. See Note 10 for additional information. These accounts include certain deferred income tax assets and liabilities not subject to normalization, as described further below:

Alabama Power: Related amounts at December 31, 2025 include certain tax credits which will be returned to customers in a manner determined by the Alabama PSC, as discussed under "Alabama Power – Nuclear Production Tax Credits Order" herein. Related amounts at December 31, 2024 include excess federal deferred income tax liabilities that were returned for the benefit of customers in 2025, as discussed under "Alabama Power – Excess Accumulated Deferred Income Tax Accounting Order" herein.

Georgia Power: For deferred income tax charges, related amounts include deferred income tax assets related to construction costs for Plant Vogtle Units 3 and 4 ($120 million at December 31, 2025) being recovered over a remaining period of nine years (through 2034). For deferred income tax credits, related amounts at December 31, 2025 include $255 million of deferred income tax benefits for certain tax credits and $39 million of excess state deferred income tax liabilities, which are both expected to be amortized over a period of up to three years (through 2028), and related amounts at December 31, 2024 include $102 million of excess state deferred income tax liabilities that were returned to customers in 2025. See "Georgia Power – Rate Plans" and " – Nuclear Construction – Regulatory Matters" herein for additional information.

Mississippi Power: Related amounts at December 31, 2025 include retail excess federal deferred income tax liabilities of $21 million resulting from the Tax Reform Legislation, the flowback of which will be determined by the Mississippi PSC in a future rate proceeding. See "Mississippi Power – Excess Accumulated Deferred Income Tax Accounting Order" herein for additional information.

Southern Company Gas: Related amounts include deferred income tax liabilities ($26 million at December 31, 2025) being amortized over periods generally not exceeding five years, primarily related to excess state deferred income tax liabilities. See "Southern Company Gas – Rate Proceedings" herein for additional information.

**Storm damage –** See "Georgia Power – Storm Damage Recovery" herein for additional information. Mississippi Power's balance represents deferred storm costs associated with Hurricanes Ida and Zeta being recovered through PEP over a remaining period of nine years (through 2034).

**Deferred depreciation –**

Alabama Power: Represents deferred depreciation for Plant Barry Unit 5 ($170 million at December 31, 2025) and Plant Barry common coal assets ($73 million at December 31, 2025) to be amortized until 2036 beginning when Alabama Power utilizes updated deprecation rates which is anticipated to be January 1, 2028 and Plant Gaston Unit 5 coal assets ($185 million at December 31, 2025) to be amortized until 2039 beginning when the assets are retired.

Georgia Power: Represents deferred depreciation for Plant Scherer Units 1 through 3 and Plant Bowen Units 1 and 2 (totaling $209 million and $121 million, respectively, at December 31, 2025) to be amortized over 13 years beginning January 1, 2026 (through 2038), both pursuant to the extension of the 2022 ARP, and Plant Vogtle Unit 3 and common facilities ($26 million at December 31, 2025) being amortized over a remaining period of nine years (through 2034). See "Georgia Power – Rate Plans" herein additional information.

**Under and over recovered regulatory clause revenues –**

Alabama Power: Balances are recorded monthly and expected to be recovered over periods of up to five years. See "Alabama Power – Rate CNP PPA," " – Rate CNP Compliance," and " – Rate ECR" herein for additional information.

Georgia Power: Related to Demand-Side Management (DSM) tariffs. Balances are recorded monthly. Pursuant to the extension of the 2022 ARP, the Georgia PSC will determine a recovery period in a future base rate case. See "Georgia Power – Rate Plans" herein for additional information.

Mississippi Power: At December 31, 2025, $11 million is expected to be recovered through various rate recovery mechanisms over a period to be determined in future rate filings. See "Mississippi Power – Ad Valorem Tax Adjustment" herein for additional information.

Southern Company Gas: Balances are recorded and recovered or amortized over periods generally not exceeding five years. In addition to natural gas cost recovery mechanisms, the natural gas distribution utilities have various other cost recovery mechanisms for the recovery of costs, including those related to infrastructure replacement programs.

**Software and cloud computing costs –** Represents certain deferred operations and maintenance costs associated with software and cloud computing projects. For Alabama Power, costs are amortized ratably over the life of the related software, which ranges up to 10 years (through 2035). For Georgia Power, costs incurred through 2022 are being amortized over five years (through 2027), and the recovery period for costs incurred after 2022 will be determined in its next base rate case. For Mississippi Power, the recovery period will be determined in Mississippi Power's annual PEP filing process following the completion of the projects and is expected to begin no earlier than 2027. For Southern Company Gas, costs are being amortized ratably over the life of the related software, which ranges up to 10 years (through 2035).

**Environmental remediation –** Effective January 1, 2023, Georgia Power is recovering $5 million annually for environmental remediation under the 2022 ARP. Southern Company Gas' costs are recovered through environmental cost recovery mechanisms when the remediation work is performed. See Note 3 under "Environmental Remediation" for additional information.

## Notes to Financial Statements

*Vacation pay –* Recorded as earned by employees and recovered as paid, generally within one year. Includes both vacation and banked holiday pay, if applicable.

*Loss on reacquired debt –* Recovered over either the remaining life of the original issue or, if refinanced, over the remaining life of the new issue. At December 31, 2025, the remaining amortization periods do not exceed 22 years for Alabama Power, 27 years for Georgia Power, 16 years for Mississippi Power, and two years for Southern Company Gas.

*Nuclear outage –* Costs are deferred to a regulatory asset when incurred and amortized over a subsequent period of 18 months for Alabama Power and up to 24 months for Georgia Power. See Note 5 for additional information.

*Regulatory clauses –*

Alabama Power: Effective January 1, 2023, balance is being amortized through Rate RSE over a five-year period ending in 2027.

Southern Company Gas: Represents amounts related to Nicor Gas' volume balancing adjustment rider expected to be recovered over a period of less than two years.

*Qualifying repairs of natural gas distribution systems –* Represents deferred costs of certain repairs at Atlanta Gas Light being amortized over 20 years.

*Fuel-hedging (realized and unrealized) losses and gains –* Assets and liabilities are recorded over the life of the underlying hedged purchase contracts. Upon final settlement, actual costs incurred are recovered through the applicable traditional electric operating company's fuel cost recovery mechanism. Purchase contracts generally do not exceed three and a half years for Alabama Power, three years for Georgia Power, and five years for Mississippi Power. Immaterial amounts for fuel-hedging gains at December 31, 2025 and 2024 are included in other regulatory liabilities. See Note 14 for additional information.

*Long-term debt fair value adjustment –* Recovered over the remaining lives of the original debt issuances at acquisition, which range up to 13 years at December 31, 2025.

*Plant Daniel Units 3 and 4 –* Represents the difference between Mississippi Power's revenue requirement for Plant Daniel Units 3 and 4 under purchase accounting and operating lease accounting. At December 31, 2025, consists of the $15 million retail portion being amortized through 2046 over the remaining life of the related property and the $7 million wholesale portion being amortized over 10 years (through 2034).

*Other regulatory assets –* Comprised of numerous immaterial components with remaining amortization periods at December 31, 2025 generally not exceeding 18 years for Alabama Power, nine years for Georgia Power, 10 years for Mississippi Power, and 15 years for Southern Company Gas.

*Reliability reserves and storm/property damage reserves –* Utilized as related expenses are incurred. See "Alabama Power – Rate NDR" and " – Reliability Reserve Accounting Order," "Georgia Power – Storm Damage Recovery," and "Mississippi Power – System Restoration Rider" and " – Reliability Reserve Accounting Order" herein for additional information.

*Plant Daniel Units 1 and 2 acquisition –* Represents the incremental cost to Mississippi Power to acquire FP&L's 50% ownership interest in Plant Daniel Units 1 and 2. Utilized as related expenses are incurred. See "Mississippi Power – Plant Daniel" herein for additional information.

*Nuclear fuel disposal cost recovery –* At December 31, 2024, represents award resulting from litigation related to nuclear fuel disposal costs, of which $93 million was returned to customers through bill credits during the months of January, February, and March 2025 and the remaining $7 million was applied to the NDR balance. See "Alabama Power – Rate NDR" herein and Note 3 under "Nuclear Fuel Disposal Costs" for additional information.

*Other regulatory liabilities –* Comprised of numerous immaterial components with remaining amortization periods at December 31, 2025 generally not exceeding one year for Alabama Power, three years for Georgia Power, one year for Mississippi Power, and 20 years for Southern Company Gas.

## Notes to Financial Statements

### Alabama Power

Alabama Power's revenues from regulated retail operations are collected through various rate mechanisms subject to the oversight of the Alabama PSC. Alabama Power currently recovers its costs from the regulated retail business primarily through Rate RSE, Rate CNP, Rate ECR, and Rate NDR. In addition, the Alabama PSC issues accounting orders to address current events impacting Alabama Power.

On December 5, 2025, the Alabama PSC issued a consent order (December 5th Consent Order) approving a plan to keep retail rates stable through 2027. The related impacts are described under "Rate RSE," "Rate CNP New Plant," "Rate CNP PPA," "Rate CNP Compliance," "Rate ECR," "Rate NDR," and "Nuclear Production Tax Credits Order" herein. Furthermore, the Alabama PSC, as part of its routine oversight of Alabama Power's regulated activities, will monitor factors such as weather, natural disasters, changes in fuel markets, and other significant unforeseen events that may impact this plan. If such events occur, Alabama Power will work with the Alabama PSC to determine a reasonable and responsive course of action under the circumstances.

#### Renewable Generation Certificate

Through the issuance of a Renewable Generation Certificate (RGC), Alabama Power is authorized by the Alabama PSC to procure renewable capacity and energy and to market the related energy and environmental attributes to customers and other third parties. Under the original RGC, Alabama was authorized to procure up to 500 MWs of renewable capacity and energy. In 2023, the Alabama PSC issued an order approving modifications to Alabama Power's RGC. The modifications authorized Alabama Power to procure an additional 2,400 MWs of renewable capacity and energy by June 14, 2029 and to market the related energy and environmental attributes to customers and other third parties. The modifications also increased the size of allowable renewable projects from 80 MWs to 200 MWs and increased the annual approval limit from 160 MWs to 400 MWs. Through December 31, 2025, Alabama Power has procured solar capacity totaling approximately 670 MWs under the RGC.

#### Rate RSE

The Alabama PSC has adopted Rate RSE that provides for periodic annual adjustments based upon Alabama Power's projected weighted common equity return (WCER) compared to an allowable range. Rate RSE adjustments are based on forward-looking information for the applicable upcoming calendar year. Rate RSE adjustments for any two-year period, when averaged together, cannot exceed 4.0% and any annual adjustment is limited to 5.0%. When the projected WCER is under the allowed range, there is an adjusting point of 5.98% and eligibility for a performance-based adder of seven basis points, or 0.07%, to the WCER adjusting point if Alabama Power (i) has an "A" credit rating equivalent with at least one of the recognized rating agencies or (ii) is in the top one-third of a designated customer value benchmark survey.

At December 31, 2025 and 2024, Alabama Power's equity ratio was approximately 53.7% and 53.9%, respectively.

Generally, during a year without a Rate RSE upward adjustment, if Alabama Power's actual WCER is between 6.15% and 7.65%, customers will receive 25% of the amount between 6.15% and 6.65%, 40% of the amount between 6.65% and 7.15%, and 75% of the amount between 7.15% and 7.65%. Customers will receive all amounts in excess of an actual WCER of 7.65%. During a year with a Rate RSE upward adjustment, if Alabama Power's actual WCER exceeds 6.15%, customers receive 50% of the amount between 6.15% and 6.90% and all amounts in excess of an actual WCER of 6.90%. Alabama Power's ability to retain a portion of the revenue that causes the actual WCER for a given year to exceed the allowed range positions Alabama Power to address the pressure on its credit quality, without increasing retail rates under Rate RSE in the near term. There is no provision for additional customer billings should the actual retail return fall below the WCER range.

Retail rates under Rate RSE did not change for 2024 and increased by 4.87%, or $325 million annually, effective with the billing month of January 2025.

For the years ended December 31, 2023, 2024, and 2025, Alabama Power's WCER exceeded 6.15%, resulting in Alabama Power establishing a current regulatory liability of $15 million, $12 million, and $57 million, respectively, for Rate RSE refunds. The $15 million and $12 million regulatory liability at December 31, 2023 and 2024, respectively, was refunded to customers through bill credits in April 2024 and May 2025, respectively. The December 5th Consent Order required Alabama Power to subsequently apply the $57 million regulatory liability to the NDR on December 31, 2025.

On December 1, 2025, Alabama Power made its required annual Rate RSE submission to the Alabama PSC of projected data for calendar year 2026. Projected earnings were within the specified range; therefore, retail rates under Rate RSE remain unchanged for 2026. In addition, pursuant to the December 5th Consent Order, Alabama Power agreed to implement a moratorium on any upward rate adjustments under Rate RSE for 2027.

## Notes to Financial Statements

### Jurisdictional Separation Study Order

On June 5, 2025, the Alabama PSC approved an order authorizing Alabama Power to implement changes related to the Jurisdictional Separation Study (JSS) under Rate RSE, which allocates costs between retail and other electric services. For 2026, a revised JSS allocation factor accounts for Alabama Power system capacity previously allocated to wholesale electric services that is being used for retail electric service starting January 1, 2026. In addition, Alabama Power was authorized to establish a regulatory asset to defer certain costs associated with this capacity for 2026, and those costs are estimated to be approximately $100 million. Beginning in 2027, Alabama Power will amortize the regulatory asset on a levelized basis over a period not exceeding 10 years.

### Excess Accumulated Deferred Income Tax Accounting Order

In 2022, the Alabama PSC directed Alabama Power to accelerate the amortization of a regulatory liability associated with excess federal accumulated deferred income taxes. Under this order, in 2023, approximately $304 million was returned to customers through bill credits to offset the impact of a January 2023 rate increase under Rate CNP Depreciation.

In 2023, the Alabama PSC issued an order modifying its 2022 order and authorizing Alabama Power to (i) flow back in 2023 approximately $24 million of certain federal excess accumulated deferred income taxes resulting from the Tax Reform Legislation and (ii) make available any remaining balance of excess accumulated deferred income taxes at the end of 2023 for the benefit of customers in 2024 and/or 2025. At December 31, 2023, the remaining balance was $81 million, of which approximately $67 million and $14 million was flowed back in 2024 and 2025, respectively, for the benefit of customers.

### Rate CNP New Plant

Rate CNP New Plant allows for recovery of Alabama Power's retail costs associated with newly developed or acquired certificated generating facilities placed into retail service.

In 2020, the Alabama PSC approved a CCN authorizing Alabama Power to complete the acquisition of the Central Alabama Generating Station, which occurred in August 2020. Through May 2023, Alabama Power recovered substantially all costs associated with the Central Alabama Generating Station through Rate RSE, offset by revenues from a power sales agreement. Beginning in July 2022, fuel costs associated with Central Alabama Generating Station are being recovered through Rate ECR. In March 2023, Alabama Power filed Rate CNP New Plant with the Alabama PSC to recover costs associated with the acquisition of the Central Alabama Generating Station. The filing reflected an annual increase in retail revenues of $78 million, or 1.1%, effective with June 2023 billings. On May 24, 2023, the Central Alabama Generating Station was placed into retail service.

The Alabama PSC's 2020 CCN also authorized Alabama Power to construct an approximately 720-MW combined cycle facility at Alabama Power's Plant Barry (Plant Barry Unit 8) and the recovery of estimated in-service costs. On November 1, 2023, the unit was placed in service. In December 2023, Alabama Power filed Rate CNP New Plant with the Alabama PSC to recover the related costs. The filing reflected an annual increase in retail revenues of $91 million, or 1.4%, effective with January 2024 billings.

On August 13, 2025, the Alabama PSC approved Alabama Power's petition for a CCN authorizing Alabama Power to complete the acquisition of the Lindsay Hill Generating Station (879.7 MWs), which had been approved by the FERC on June 6, 2025. The transaction closed on September 30, 2025. As part of the acquisition, Alabama Power assumed an existing power sales agreement under which the full output of the generating facility remains committed to a non-affiliated third party through April 2027. Upon expiration of that agreement, Alabama Power will recover costs associated with the Lindsay Hill Generating Station acquisition through Rate CNP New Plant, Rate CNP Compliance, Rate ECR, and Rate RSE. The December 5th Consent Order authorized Alabama Power to delay the effective date of the Rate CNP New Plant cost recovery until January 2028 billings. See Note 15 under "Alabama Power" for additional information.

### Rate CNP PPA

Rate CNP PPA allows for the recovery of Alabama Power's retail costs associated with certificated PPAs. Revenues for Rate CNP PPA, as recorded on the financial statements, are adjusted for differences in actual recoverable costs and amounts billed in current regulated rates. Accordingly, changes in the billing factors will have no significant effect on Southern Company's or Alabama Power's revenues or net income but will affect annual cash flow. No adjustments to Rate CNP PPA occurred during the period from 2023 through 2025, and, pursuant to the December 5th Consent Order, there will be no adjustments through March 2028 billings. At December 31, 2025 and 2024, Alabama Power had an under recovered Rate CNP PPA balance of $67 million and $84 million, respectively, of which $17 million and $17 million, respectively, is included in other regulatory assets, current and $50 million and $67 million, respectively, is included in other regulatory assets, deferred on Southern Company's and Alabama Power's balance sheets.

## Notes to Financial Statements

### Rate CNP Compliance

Rate CNP Compliance allows for the recovery of Alabama Power's retail costs associated with laws, regulations, and other such mandates directed at the utility industry involving the environment, security, reliability, safety, sustainability, or similar considerations impacting Alabama Power's facilities or operations. Rate CNP Compliance is based on forward-looking information and provides for the recovery of these costs pursuant to factors that are calculated and submitted to the Alabama PSC by December 1 with rates effective for the following calendar year. Compliance costs to be recovered include operations and maintenance expenses, depreciation, and a return on certain invested capital. Revenues for Rate CNP Compliance, as recorded on the financial statements, are adjusted for differences in actual recoverable costs and amounts billed in current regulated rates. Accordingly, changes in the billing factors will have no significant effect on Southern Company's or Alabama Power's revenues or net income, but will affect annual cash flow. Changes in Rate CNP Compliance-related operations and maintenance expenses and depreciation generally will have no effect on net income.

In December 2023, November 2024, and November 2025, Alabama Power submitted calculations to the Alabama PSC associated with its cost of complying with governmental mandates for the following calendar year, as provided under Rate CNP Compliance. The 2023 filing reflected a $23 million, or 0.3%, annual decrease effective with January 2024 billings. The 2024 and 2025 filings reflected a projected under recovered retail revenue requirement of $50 million and $44 million, respectively. In December 2024, the Alabama PSC issued a consent order directing Alabama Power to maintain the 2024 Rate CNP Compliance factors in effect through 2025, and, pursuant to the December 5th Consent Order, Alabama Power will continue to maintain those same factors through the billing month of December 2027. Both consent orders specified that any prior year under collected amounts would be deemed recovered before any current year amounts are recovered and any remaining under recovered amounts would be reflected in the subsequent year's filing.

At December 31, 2025 and 2024, Alabama Power had an under recovered Rate CNP Compliance balance of $18 million and $35 million, respectively, which are included in other regulatory assets, deferred on Southern Company's and Alabama Power's balance sheets.

### Rate CNP Depreciation

Rate CNP Depreciation allows Alabama Power to recover changes in depreciation resulting from updates to certain depreciation rates, excluding any depreciation recovered through Rate CNP New Plant, Rate CNP Compliance, or costs associated with the capitalization of asset retirement costs. No adjustments to Rate CNP Depreciation have occurred since its implementation effective with January 2023 billings, and no adjustments will occur in 2026.

### Rate ECR

Rate ECR recovers Alabama Power's retail energy costs based on an estimate of future energy costs and the current over or under recovered balance. Revenues recognized under Rate ECR and recorded on the financial statements are adjusted for the difference in actual recoverable fuel costs and amounts billed in current regulated rates. The difference in the recoverable fuel costs and amounts billed gives rise to the over or under recovered amounts recorded as regulatory assets or liabilities. Alabama Power, along with the Alabama PSC, continually monitors the over or under recovered cost balance to determine whether an adjustment to billing rates is required. Changes in the Rate ECR factor have no significant effect on Southern Company's or Alabama Power's net income but will impact the related operating cash flows. The Alabama PSC may approve billing rates under Rate ECR of up to 5.910 cents per KWH.

In November 2023, the Alabama PSC approved a decrease to Rate ECR of approximately $126 million annually, effective with December 2023 billings. In May 2024, the Alabama PSC approved a decrease to Rate ECR of approximately $135 million annually, effective with July 2024 billings. In December 2024, the Alabama PSC approved an additional reduction to Rate ECR of $218 million annually, effective with January 2025 billings. Pursuant to the December 5th Consent Order, the currently effective energy cost recovery factor of 2.600 cents per KWH will remain in effect for the billing months of January 2026 through December 2027. Beginning with January 2028 billings, the rate will adjust to 5.910 cents per KWH absent a further order from the Alabama PSC.

At December 31, 2025, Alabama Power's under recovered fuel costs totaled $146 million and is included in other regulatory assets, deferred on Southern Company's and Alabama Power's balance sheets. At December 31, 2024, Alabama Power's over recovered fuel costs totaled $29 million and is included in other regulatory liabilities, current on Southern Company's and Alabama Power's balance sheets. These classifications are based on estimates, which include such factors as weather, generation availability, energy demand, and the price of energy. A change in any of these factors could have a significant impact on the timing of any recovery or return of fuel costs.

### Plant Greene County

Alabama Power jointly owns Plant Greene County Units 1 and 2 with an affiliate, Mississippi Power. See Note 5 under "Joint Ownership Agreements" for additional information. Mississippi Power's 2024 IRP includes a schedule to retire Mississippi Power's 40% ownership interest in Plant Greene County Units 1 and 2 by the end of 2028. Alabama Power currently expects to retire Plant Greene County Units 1 and 2 (300 MWs based on 60% ownership) by the end of 2028. Alabama Power and Mississippi Power have continued to evaluate operating conditions and business needs relevant to the anticipated retirement of Plant Greene County Units 1 and 2. The ultimate outcome of this matter cannot be determined at this time. See "Mississippi Power – Integrated Resource Plans" herein for additional information.

## Notes to Financial Statements

### Rate NDR

Based on an order from the Alabama PSC, Alabama Power maintains a reserve for operations and maintenance expenses to cover the cost of damages from major storms to its transmission and distribution facilities. The order approves a separate monthly Rate NDR charge to customers consisting of two components. The first component is intended to establish and maintain a reserve balance for future storms and is an on-going part of customer billing. When the reserve balance falls below $50 million, a reserve establishment charge will be activated (and the on-going reserve maintenance charge concurrently suspended) until the reserve balance reaches $75 million.

The second component of the Rate NDR charge is intended to allow recovery of any existing deferred storm-related operations and maintenance costs and any future reserve deficits over a 48-month period. The Alabama PSC order gives Alabama Power authority to record a deficit balance in the NDR when costs of storm damage exceed any established reserve balance. The maximum charge to recover a deficit is $5.00 per month per non-residential customer account and $2.50 per month per residential customer account. Alabama Power has the authority, based on an order from the Alabama PSC, to accrue certain additional amounts as circumstances warrant, which can be used to offset storm charges. Alabama Power made additional accruals of $7 million and $21 million in 2025 and 2024, respectively, and applied the 2025 Rate RSE refund of $57 million to the NDR in accordance with the December 5th Consent Order.

Under Rate NDR, Alabama Power collected approximately $23 million, $12 million, and $12 million in 2025, 2024, and 2023, respectively. Pursuant to orders of the Alabama PSC, Alabama Power applied $7 million of undistributed customer bill credits related to the nuclear fuel disposal costs litigation award to Rate NDR in 2025. Additionally, undistributed customer bill credits of $6 million and $1 million associated with Rate RSE refunds were applied in 2024 and 2023, respectively. Beginning with July 2025 billings, the reserve maintenance charge was suspended and the reserve establishment charge was activated as a result of the NDR balance falling below $50 million. Alabama Power expects to collect approximately $36 million annually under Rate NDR unless the NDR balance exceeds $75 million. At December 31, 2025 and 2024, the NDR balance was $60 million and $70 million, respectively, and is included in other regulatory liabilities, deferred on Southern Company's and Alabama Power's balance sheets. See Note 3 under "Nuclear Fuel Disposal Costs" for additional information regarding the nuclear fuel disposal costs litigation.

As revenue from the Rate NDR charge is recognized, an equal amount of operations and maintenance expenses related to the NDR will also be recognized. As a result, the Rate NDR charge will not have an effect on net income but will impact operating cash flows.

### Reliability Reserve Accounting Order

Based on orders from the Alabama PSC, Alabama Power is authorized to maintain a reliability reserve separate from the NDR and to include certain reliability-related transmission and distribution expenses and generation-related expenses intended to maintain reliability between scheduled generating unit maintenance outages. Alabama Power may make accruals to the reliability reserve if the NDR balance exceeds $35 million.

In 2025, Alabama Power utilized $30 million of the reliability reserve for reliability-related transmission, distribution, and generation expenses and accrued $83 million to the reliability reserve in accordance with procedures established in the reliability reserve accounting order. In 2023 and 2024, Alabama Power utilized a net $23 million and $12 million, respectively, from the reliability reserve for reliability-related transmission, distribution, and generation expenses.

Alabama Power notified the Alabama PSC through its annual RSE filing of its intent to utilize $60 million of its reliability reserve balance in 2026.

At December 31, 2025, Alabama Power's reliability reserve balance was $184 million, of which $60 million is included in other regulatory liabilities, current and $124 million is included in other regulatory liabilities, deferred on Southern Company's and Alabama Power's balance sheets. At December 31, 2024, Alabama Power's reliability reserve balance was $131 million and is included in other regulatory liabilities, deferred on Southern Company's and Alabama Power's balance sheets.

### Environmental Accounting Order

Based on an order from the Alabama PSC, Alabama Power is authorized to establish a regulatory asset to record the unrecovered investment costs, including the unrecovered plant asset balance and the unrecovered costs associated with site removal and closure associated with future unit retirements, caused by environmental regulations. The regulatory asset is amortized and recovered over the affected unit's remaining useful life, as established prior to the decision regarding early retirement, through Rate CNP Compliance.

Alabama Power previously indicated plans to retire Plant Barry Unit 5 (700 MWs) by December 31, 2028. However, subsequent to December 31, 2025, as a result of projected future generation needs, a decision was made to convert Plant Barry Unit 5 from coal to natural gas and to continue operating Plant Barry Unit 5 beyond December 31, 2028. As a result, the unit's net book value of approximately $307 million no longer meets the criteria to be considered probable of abandonment. Accordingly, in the first quarter 2026, approximately $307 million will be reclassified from other utility plant, net to plant in service on Alabama Power's and Southern Company's balance sheets.

## Notes to Financial Statements

### *Nuclear Production Tax Credits Order*

On October 7, 2025, the Alabama PSC issued an order authorizing Alabama Power to establish a regulatory liability for nuclear PTCs received through its nuclear generating facilities pursuant to Internal Revenue Code §45U for tax years 2024 through 2032. The §45U PTCs will be deferred as a regulatory liability until the Alabama PSC provides direction on how to apply them for the benefit of customers. For the 2024 tax year, Alabama Power received $180 million in §45U PTCs on Southern Company's consolidated federal income tax return. Pursuant to the December 5th Consent Order, Alabama Power will utilize the 2024 nuclear PTCs, when monetized, to offset retail cost of service in 2027. In addition, the nuclear PTCs generated in 2025, 2026, and 2027, when monetized, will be used to offset future retail cost of service, including any under recovered balances under Rate CNP and Rate ECR. The §45U PTC is subject to a phase-out. As such, Alabama Power will evaluate annually whether it qualifies for the credit. The ultimate outcome of this matter cannot be determined at this time. See Note 10 under "Unrecognized Tax Benefits" for additional information.

### Georgia Power

Georgia Power's revenues from regulated retail operations are collected through various rate mechanisms subject to the oversight of the Georgia PSC. Georgia Power recovers its costs from the regulated retail business through traditional base tariffs, DSM tariffs, the ECCR tariff, and Municipal Franchise Fee (MFF) tariffs. These tariffs were set under the 2022 ARP for the years 2023 through 2025 and subsequently extended through 2028 as described herein. In addition, fuel costs are collected through a separate fuel cost recovery tariff.

See "Nuclear Construction – Regulatory Matters" herein for information regarding the approved recovery through retail base rates of certain costs related to Plant Vogtle Unit 3 and the common facilities shared between Plant Vogtle Units 3 and 4 (Common Facilities) that became effective August 1, 2023 based on the in-service date of July 31, 2023 for Unit 3, as well as base rate adjustments for the remaining costs related to Plant Vogtle Units 3 and 4 that became effective May 1, 2024 based on the in-service date of April 29, 2024 for Unit 4. Financing costs on certified construction costs of Plant Vogtle Units 3 and 4 were collected through Georgia Power's NCCR tariff until the inclusion of certified construction costs in rate base. When the base rate adjustments occurred following commercial operation of Unit 4, the NCCR tariff ceased to be collected and financing costs are now included in Georgia Power's general retail revenue requirements. See "Nuclear Construction" herein for additional information on Plant Vogtle Units 3 and 4.

### *Rate Plans*

In November 2023 and December 2024, the Georgia PSC approved the following tariff adjustments under the 2022 ARP effective January 1, 2024 and 2025, respectively:

| Tariff | 2024 | 2025 |
|---|---|---|
| | (millions) | |
| Traditional base[a] | $275 | $194 |
| ECCR | (99) | 126 |
| DSM | 10 | (22) |
| MFF | 5 | 9 |
| Total[b] | $191 | $306 |

(a) For 2025, net of $122 million related to the Georgia state tax rate reduction.
(b) Totals may not add due to rounding.

On July 1, 2025, the Georgia PSC approved a settlement agreement among Georgia Power, the staff of the Georgia PSC, and certain intervenors to extend the 2022 ARP for an additional three-year term through December 31, 2028 (ARP Extension). Under the ARP Extension, base rates will not be adjusted in 2026, 2027, or 2028 (ARP Extension Period) except for reasonable and prudent storm damage costs incurred through December 31, 2025, which will be determined in a separate regulatory proceeding. The ARP Extension includes, among other things, the following modifications to the 2022 ARP:

- Storm damage costs will be included in a separate regulatory proceeding to be filed no later than July 1, 2026 to recover the actual reasonable and prudent storm costs incurred through December 31, 2025. Subject to Georgia PSC approval, new rates would be effective approximately 90 days after the filing is made. The Georgia PSC will determine the period over which any such storm damage costs will be recovered.
- Amortization of regulatory assets and liabilities in the 2022 ARP, which were subsequently included in current rates through annual compliance filings, will continue through the ARP Extension Period. This includes those regulatory asset and liability balances that were projected to be fully amortized through 2025 or during the ARP Extension Period.

## Notes to Financial Statements

- The amounts previously deferred during the 2022 ARP for ITCs and PTCs will be amortized through the ARP Extension Period. The acceleration of amortization during the ARP Extension Period is subject to the Internal Revenue Code normalization rules and other guidance (if any) released by the IRS. Certain amounts of ITCs generated during the ARP Extension Period will be amortized over five years, and additional ITC amounts will be deferred to a regulatory liability during the ARP Extension Period. Sixty percent (60%) of PTC benefits generated (excluding PTCs generated under Internal Revenue Code §45J) during the ARP Extension Period will be credited to income tax expense as generated. The remaining forty percent (40%) will be deferred to a regulatory liability.
- The period for depreciation and amortization related to certain generating plants and net book values of retired generating plants will be 13 years effective January 1, 2026.

In the 2022 ARP, the Georgia PSC approved recovery through the ECCR tariff of estimated CCR ARO compliance costs for 2024 and 2025 over four-year periods beginning January 1 of each respective year, with recovery of construction contingency beginning in the year following actual expenditures, resulting in a reduction of $60 million in the related amortization for 2024 and an increase of $123 million in the related amortization for 2025. Under the ARP Extension, the amortization will not change for 2026 through 2028. Compliance costs incurred were $300 million, $265 million, and $315 million in 2023, 2024, and 2025, respectively.

Further, under the 2022 ARP and the ARP Extension, Georgia Power's retail ROE is set at 10.50% and its equity ratio is set at 56%. Earnings are evaluated against a retail ROE range of 9.50% to 11.90%. Any earnings above 11.90% retail ROE will be subject to sharing whereby 40% of earnings above the band would be applied to regulatory assets, 40% would be directly refunded to customers, and the remaining 20% would be retained by Georgia Power. There will be no recovery of any earnings shortfall below 9.50% retail ROE on an actual basis. However, if at any time during the term of the 2022 ARP and the ARP Extension Period, Georgia Power projects that its retail earnings will be less than the lower end of the approved retail ROE range for any calendar year, it may petition the Georgia PSC for implementation of the Interim Cost Recovery (ICR) tariff to adjust Georgia Power's retail rates to achieve a retail ROE equal to the lower end of the approved retail ROE range. The Georgia PSC would have 90 days to rule on Georgia Power's request. Any ICR tariff would expire at the earlier of January 1, 2029 or the end of the calendar year in which the ICR tariff becomes effective. In lieu of requesting implementation of an ICR tariff, or if the Georgia PSC chooses not to implement an ICR tariff, Georgia Power may file a full base rate case. In 2023, 2024, and 2025, Georgia Power's retail ROE was within the allowed retail ROE range.

Except as provided above, Georgia Power will not file a base rate increase while the ARP Extension is in effect. Georgia Power is required to file a general base rate case by July 1, 2028, in response to which the Georgia PSC would be expected to determine whether the 2022 ARP should be continued, modified, or discontinued.

### Integrated Resource Plans

#### 2025 IRP
On July 15, 2025, the Georgia PSC approved Georgia Power's triennial IRP (2025 IRP), as modified by a stipulation among Georgia Power, the staff of the Georgia PSC, and certain intervenors. In the 2025 IRP decision, the Georgia PSC approved the following requests:

- Extended operation of Plant Scherer Unit 3 (614 MWs based on 75% ownership) through at least December 31, 2035 and Plant Gaston Units 1 through 4 (500 MWs based on 50% ownership through SEGCO) through December 31, 2034. See Note 7 under "SEGCO" for additional information.
- Installation of environmental controls and natural gas co-firing at Plant Bowen Units 1 through 4 (3,160 MWs), Plant Scherer Units 1 and 2 (137 MWs based on 8.4% ownership), and Plant Scherer Unit 3 for compliance with both ELG supplemental rules and GHG rules.
- Upgrades to Plant McIntosh Units 10 and 11 (1,319 MWs) for a projected 194 MWs of incremental capacity by 2028 and Plant McIntosh Units 1 through 8 (640 MWs) for a projected 74 MWs of incremental capacity by 2033.
- Upgrades to Plant Vogtle Units 1 and 2 (1,060 MWs based on 45.7% ownership) for a projected 54 MWs of incremental capacity, some of which could be available as early as 2028.
- Investments related to the continued reliable operations of four hydro facilities, as well as the authority to spend up to $25 million to undertake engineering studies related to two additional hydro facilities.
- RFP for at least 1,100 MWs of utility scale and distributed generation renewable resources.
- Issuance of a capacity RFP to procure resources to meet capacity needs in 2032 and 2033.
- Strategic power delivery infrastructure plan necessary to help ensure adequate reliability and serve the projected future load growth projected in Georgia.
- Certification of approximately 187 MWs of wholesale capacity associated with Plant Scherer Unit 3 to be placed in retail rate base, some of which will be available beginning in 2026.

In addition, the 2025 IRP assumes Plant Bowen Units 1 and 2 will operate through at least the end of 2035.

## Notes to Financial Statements

*Certification Requests*

On September 4, 2025, the Georgia PSC approved Georgia Power's request to certify a Georgia Power-owned battery energy storage facility with a capacity of 200 MWs and a projected COD in 2027.

On December 19, 2025, the Georgia PSC approved Georgia Power's request, as modified by a stipulation between Georgia Power and the staff of the Georgia PSC (Certification Stipulation), to certify the following resources totaling 9,885 MWs:

- 18 resources selected from the RFP pursuant to the 2022 IRP final order, totaling 7,999 MWs, which consist of four PPAs (including two affiliate PPAs with Southern Power that are subject to approval by the FERC) with capacity totaling 1,195 MWs commencing between 2028 and 2030, three project sites consisting of five Georgia Power-owned combined cycle units with capacity totaling 3,692 MWs and projected CODs commencing between 2029 and 2030, nine Georgia Power-owned battery energy storage facilities with capacity totaling 2,762 MWs and projected CODs commencing between 2028 and 2030, and two Georgia Power-owned battery energy storage facilities with solar with capacity totaling 350 MWs and projected CODs commencing in 2028.
- Extension of 50 MWs of an existing 750-MW affiliate PPA with Mississippi Power for an additional year through December 31, 2029.
- A 20-year non-affiliate PPA for 930 MWs commencing in 2030 and five 25-year non-affiliate PPAs totaling 646 MWs commencing in 2027.
- Construction of a 260-MW Georgia Power-owned battery energy storage facility with a projected COD in 2027 to be paired with an existing non-affiliate solar PPA.

Pursuant to the Certification Stipulation, Georgia Power has agreed to file its next base rate case in a manner that will ensure the incremental revenue from large load customers has downward pressure, on a levelized basis, of at least $556 million per year for the years 2029, 2030, and 2031.

The approved certification requests in September and December 2025 associated with these Georgia Power-owned projects and related transmission investments total approximately $16.7 billion, excluding AFUDC.

As required by the 2025 IRP decision, Georgia Power filed with the Georgia PSC on September 17, 2025 an updated load forecast to support the certification requests from the RFP of up to 8,500 MWs.

As included in the 2022 IRP final order, on February 11, 2026, Georgia Power initiated an RFP for up to 500 MWs of capacity for battery energy storage facilities with projected CODs or delivery commencement dates by 2031.

See "2025 IRP" and "Other Construction" herein for additional information.

*Transmission Asset Sales*

In March 2024, the FERC approved the sale of transmission line assets under the integrated transmission system agreement, with a net book value of $236 million. In April 2024, the sale, with a purchase price of $351 million, was completed resulting in a pre-tax gain of approximately $114 million ($84 million after tax) recorded in 2024.

*Fuel Cost Recovery*

Georgia Power has established fuel cost recovery rates approved by the Georgia PSC. During 2022, Georgia Power's under recovered fuel balance increased significantly due to higher fuel and purchased power costs. In 2023, the Georgia PSC approved a stipulation between Georgia Power and the staff of the Georgia PSC to increase annual fuel billings by 54%, or approximately $1.1 billion, effective June 1, 2023. The increase includes a three-year recovery period for $2.2 billion of Georgia Power's under recovered fuel balance at May 31, 2023. Under the approved stipulation, Georgia Power is allowed to adjust its fuel cost recovery rates under an interim fuel rider (IFR) prior to the next fuel case, subject to a maximum 40% cumulative change, if its under or over recovered fuel balance accumulated since May 31, 2023 exceeds $200 million (IFR Threshold). On May 14, 2025, Georgia Power submitted an IFR notification and plan informing the Georgia PSC that Georgia Power's under recovered fuel balance exceeded the IFR Threshold. Georgia Power proposed no fuel cost recovery rate change and was required to monitor and report to the Georgia PSC monthly as long as the under recovered fuel balance was above the IFR Threshold. Georgia Power filed an IFR notification and plan monthly through September 2025, each of which also proposed no fuel cost recovery rate change. Between September 30, 2025 and November 30, 2025, Georgia Power's under recovered fuel balance did not exceed the IFR Threshold. On each of January 15, 2026 and February 13, 2026, Georgia Power filed an IFR notification and plan informing the Georgia PSC that Georgia Power's under recovered fuel balance exceeded the IFR Threshold as of December 31, 2025 and January 31, 2026, respectively, and proposed no fuel cost recovery rate change. On February 17, 2026, Georgia Power filed a request with the Georgia PSC to decrease fuel rates by 12.6% effective June 1, 2026, which is expected to reduce annual billings by approximately $388 million. Georgia Power expects the Georgia PSC to make a final decision on this matter on May 28, 2026. The ultimate outcome of this matter cannot be determined at this time.

## Notes to Financial Statements

Georgia Power's under recovered fuel balance totaled $522 million at December 31, 2025, of which $310 million is included in under recovered fuel clause revenues and under recovered retail fuel clause revenues on Southern Company's and Georgia Power's balance sheets, respectively, and $212 million is included in deferred under recovered retail fuel clause revenues on Southern Company's and Georgia Power's balance sheets. The under recovered fuel balance totaled $1.2 billion at December 31, 2024, of which $713 million is included in under recovered fuel clause revenues and under recovered retail fuel clause revenues on Southern Company's and Georgia Power's balance sheets, respectively, and $453 million is included in deferred under recovered retail fuel clause revenues on Southern Company's and Georgia Power's balance sheets.

Georgia Power's fuel cost recovery mechanism includes costs associated with a natural gas hedging program, as revised and approved by the Georgia PSC, allowing the use of an array of derivative instruments within a 36-month time horizon.

Fuel cost recovery revenues as recorded on the financial statements are adjusted for differences in actual recoverable fuel costs and amounts billed in current regulated rates. Accordingly, changes in the billing factor will not have a significant effect on Southern Company's or Georgia Power's revenues or net income but will affect operating cash flows.

### Storm Damage Recovery

Georgia Power defers and recovers certain costs related to damages to its transmission and distribution facilities resulting from major storms as mandated by the Georgia PSC. Beginning January 1, 2023, Georgia Power is recovering $31 million annually under the 2022 ARP. During September 2024, Hurricane Helene caused significant damage to Georgia Power's transmission and distribution facilities. The incremental restoration costs related to this hurricane totaled approximately $880 million, of which approximately $780 million was deferred in the regulatory asset for storm damage, approximately $75 million was capitalized to property, plant, and equipment, and approximately $25 million was deferred and subsequently billed in 2025 to open access transmission tariff customers. At December 31, 2025 and 2024, Georgia Power's regulatory asset balance related to storm damage was $912 million and $827 million, respectively, of which $31 million for each year is included in other regulatory assets, current and $880 million and $795 million, respectively, is included in other regulatory assets, deferred on Southern Company's and Georgia Power's balance sheets.

Pursuant to the ARP Extension, on February 17, 2026, Georgia Power filed a request with the Georgia PSC to recover the reasonable and prudent storm costs incurred through December 31, 2025, which is expected to increase annual recovery by approximately $300 million effective June 1, 2026. The proposed annual recovery included in the filing is expected to fully recover the regulatory asset balance related to storm damage at December 31, 2025 over four years, and the remaining balance at December 31, 2028 will be included in the next rate case. Georgia Power expects the Georgia PSC to make a final decision on this matter on May 28, 2026. The ultimate outcome of this matter cannot be determined at this time. See "Rate Plans" herein for additional information.

The rate of storm damage cost recovery is expected to be further adjusted in future regulatory proceedings as necessary. As a result of this regulatory treatment, costs related to storms are not expected to have a material impact on Southern Company's or Georgia Power's net income but do impact the related operating cash flows.

### Nuclear Construction

See Note 8 under "Long-term Debt – DOE Loan Guarantee Borrowings" for information on the Amended and Restated Loan Guarantee Agreement, including applicable covenants, events of default, and mandatory prepayment events.

### Cost and Schedule

Georgia Power placed Plant Vogtle Units 3 and 4 (553 MWs each based on 45.7% ownership) in service on July 31, 2023 and April 29, 2024, respectively. During the third quarter 2025, following the completion of site demobilization efforts, Southern Nuclear evaluated the remaining contractor obligations and reduced the remaining estimate to complete forecast by approximately $33 million. During the fourth quarter 2025, Southern Nuclear finalized the remaining contractor obligations and reduced the remaining estimate to complete forecast, including the impact of joint owner cost-sharing described below, by approximately $27 million. Accordingly, Georgia Power recorded pre-tax credits to income of approximately $33 million ($25 million after tax) and $27 million ($20 million after tax) in the third quarter 2025 and the fourth quarter 2025, respectively, to recognize capital costs previously charged to income. Georgia Power's final net investment in connection with Plant Vogtle Units 3 and 4 is $10.670 billion, which excludes capitalized AFUDC of approximately $440 million accrued through Unit 4's in-service date.

Georgia Power previously reached agreements with MEAG Power, OPC, and Dalton to resolve its respective dispute with each regarding the cost-sharing and tender provisions of the joint ownership agreements, as amended (Vogtle Joint Ownership Agreements). Under the terms of these agreements, among other items, Georgia Power reimbursed a portion of MEAG Power's, OPC's, and Dalton's costs of construction for Plant Vogtle Units 3 and 4 as such costs were incurred and with no further adjustment for force majeure costs, which payments (including amounts paid to date) totaled approximately $86 million, $82 million, and $4.4 million for MEAG Power, OPC, and Dalton,

## Notes to Financial Statements

respectively, based on the final project capital cost. Georgia Power also reimbursed 20% of MEAG Power's costs of construction and 66% of each of OPC's and Dalton's costs of construction with respect to amounts over the final project capital cost, with no further adjustment for force majeure costs. Georgia Power recorded pre-tax charges to income through 2024 of $559 million ($418 million after tax) and a pre-tax credit to income in the fourth quarter 2025 of $22 million ($17 million after tax) associated with the cost-sharing provisions of the Vogtle Joint Ownership Agreements, including the settlements with the other Vogtle Owners described above. These charges are included in the total project capital cost and will not be recovered from retail customers.

*Regulatory Matters*

In 2021, the Georgia PSC approved an order under which Georgia Power would include in rate base an allocation of $2.1 billion to Plant Vogtle Unit 3 and the Common Facilities from the $3.6 billion of Plant Vogtle Units 3 and 4 costs previously deemed prudent by the Georgia PSC and would recover the related depreciation through retail base rates effective the month after Unit 3 is placed in service. In compliance with the Georgia PSC order, Georgia Power increased annual retail base rates by $318 million effective August 1, 2023 based on the in-service date of July 31, 2023 for Unit 3. The related increase in annual retail base rates included recovery of all projected operations and maintenance expenses for Unit 3 and the Common Facilities and other related costs of operation, partially offset by the related PTCs.

In 2023, the Georgia PSC approved Georgia Power's application to adjust rates to include reasonable and prudent Plant Vogtle Units 3 and 4 costs as modified by the related stipulation (Prudency Stipulation) among Georgia Power, the staff of the Georgia PSC, and certain intervenors.

Under the terms of the approved Prudency Stipulation, Georgia Power is recovering $7.562 billion in total construction and capital costs and associated retail rate base items of $1.02 billion, which includes AFUDC financing costs above $4.418 billion (the Georgia PSC-certified amount) up to $7.562 billion. Georgia Power is also recovering projected operations and maintenance expenses, depreciation, nuclear decommissioning accruals, and property taxes, net of projected PTCs. After considering construction and capital costs already in retail base rates of $2.1 billion and $362 million of associated retail rate base items for Unit 3 and Common Facilities (approved by the Georgia PSC in 2021), Georgia Power included in retail rate base the remaining $5.462 billion of construction and capital costs as well as $647 million of associated retail rate base items effective with the April 29, 2024 in-service date for Unit 4. Annual retail base revenues increased approximately $730 million and the average retail base rates were adjusted by approximately 5% (net of the elimination of the NCCR tariff described below) effective May 1, 2024.

Reductions to the ROE used to calculate the NCCR tariff (pursuant to prior Georgia PSC orders) negatively impacted earnings by approximately $80 million through the second quarter 2024 and $310 million in 2023. Further, as included in the approved Prudency Stipulation, since commercial operation for Unit 4 was not achieved by March 31, 2024, Georgia Power's ROE used to determine the NCCR tariff and calculate AFUDC was reduced to zero effective April 1, 2024, which resulted in a negative impact to earnings of approximately $10 million (for one month) in the second quarter 2024 based on the April 29, 2024 in-service date. Effective May 1, 2024, following commercial operation of Unit 4, Georgia Power's NCCR tariff was eliminated and financing costs are included in Georgia Power's general retail revenue requirements.

As of each Unit's respective first refueling outage, if the respective Unit's performance has materially deviated from expected performance, the Georgia PSC may order Georgia Power to credit customers for operations and maintenance expenses or disallow costs associated with the repair or replacement of any system, structure, or component found to have caused the material deviation in performance if proven to be the result of imprudent engineering, construction, procurement, testing, or start-up. Unit 3 demonstrated high performance and reliability during the first 14 months of operation leading up to its first refueling outage, which took place in the fall of 2024. Unit 4 also demonstrated high performance and reliability during the first 16 months of operation leading up to its first refueling outage, which took place in the fall of 2025. No customer credits for operations and maintenance expenses or performance-related disallowances were recorded.

The approval of the Prudency Stipulation resolved all issues for determination by the Georgia PSC regarding the reasonableness, prudence, and cost recovery for the remaining Plant Vogtle Units 3 and 4 construction and capital costs not already in retail base rates.

As a result of the Georgia PSC's approval of the Prudency Stipulation, Georgia Power recorded a pre-tax credit to income of approximately $228 million ($170 million after tax) in the fourth quarter 2023 to recognize CWIP costs previously charged to income, which are now recoverable through retail rates. Associated AFUDC on these costs, which totaled approximately $14 million, was also recognized.

*Other Construction*

At December 31, 2025, Georgia Power had recorded approximately $3.1 billion of combined capital costs, excluding AFUDC, for the projects reflected in the table below approved through the 2023 IRP Update and the approved certification requests in September and December 2025. The total certified amounts related to these projects are approximately $19.5 billion, excluding AFUDC. Georgia Power is

## Notes to Financial Statements

required to file periodic construction monitoring reports with the Georgia PSC through commercial operation. The ultimate outcome of these matters cannot be determined at this time.

| Resource/Project | Approximate Nameplate Capacity (MW) | Projected COD |
|---|---|---|
| **Projects Under Construction at December 31, 2025** | | |
| *Battery Energy Storage* | | |
| McGrau Ford Phase 1 | 265 | Fourth quarter 2026 |
| Twiggs County | 200 | Fourth quarter 2027 |
| Wadley | 260 | Fourth quarter 2027 |
| Plant Bowen Phase 1 | 250 | Fourth quarter 2028 |
| Plant Bowen Phase 2 | 250 | Fourth quarter 2029 |
| South Hall | 250 | Fourth quarter 2028 |
| Plant Wansley | 500 | Fourth quarter 2028 |
| Plant Yates Phase 1 | 320 | Fourth quarter 2028 |
| Plant Yates Phase 2 | 250 | Fourth quarter 2028 |
| Thomson | 500 | Fourth quarter 2029 |
| Hammond Phase 2 | 193 | Fourth quarter 2030 |
| Plant McIntosh | 250 | Fourth quarter 2030 |
| Various facilities | 500 | Second quarter 2026 through fourth quarter 2026 |
| *Solar with Battery Energy Storage* | | |
| Laurens County | 200 | Fourth quarter 2028 |
| Plant Mitchell | 150 | Fourth quarter 2028 |
| *Combined Cycle* | | |
| Plant Bowen Unit 7 | 741 | Fourth quarter 2029 |
| Plant Bowen Unit 8 | 741 | Second quarter 2030 |
| Plant McIntosh Unit 12 | 757 | Fourth quarter 2030 |
| Plant Wansley Unit 10 | 727 | Fourth quarter 2029 |
| Plant Wansley Unit 11 | 727 | Second quarter 2030 |
| *Combustion Turbine* | | |
| Plant Yates Unit 8[*] | 442 | Fourth quarter 2026 |
| Plant Yates Unit 9[*] | 442 | Second quarter 2027 |
| Plant Yates Unit 10[*] | 442 | Third quarter 2027 |

(*) Pursuant to the 2023 IRP Update, cost recovery over the certified amount is limited.

### Mississippi Power

Mississippi Power's rates and charges for service to retail customers are subject to the regulatory oversight of the Mississippi PSC. Mississippi Power's rates are a combination of base rates and several separate cost recovery clauses for specific categories of costs. These separate cost recovery clauses address such items as fuel and purchased power, ad valorem taxes, property damage, and the costs of compliance with environmental laws and regulations. Recoverable costs not addressed through one of the specific cost recovery clauses are expected to be recovered through Mississippi Power's base rates.

### Performance Evaluation Plan

Mississippi Power's retail base rates generally are set under the PEP, a rate plan approved by the Mississippi PSC. In recognition that Mississippi Power's long-term financial success is dependent upon how well it satisfies its customers' needs, PEP includes performance indicators that directly tie customer service indicators to Mississippi Power's allowed ROE. PEP measures Mississippi Power's performance on a 10-point scale as a weighted average of results in three areas: average customer price, as compared to prices of other regional utilities (weighted at 40%); service reliability, measured in percentage of time customers had electric service (40%); and customer satisfaction, measured in a survey of residential customers (20%). Typically, two PEP filings are made for each calendar year: the PEP preliminary report filing in November of the preceding year and the PEP Evaluation Report, which includes the current year PEP projected filing and the previous year PEP lookback filing, filed in March of the subsequent year. The annual PEP preliminary report filing is an informational report indicating whether a revenue adjustment is needed for the preceding year. The annual PEP projected filings utilize a historic test year adjusted for "known and measurable" changes and discounted cash flow and regression formulas to determine base ROE. The PEP lookback filing reflects the actual revenue requirement.

# Notes to Financial Statements

In June 2023 and June 2024, the Mississippi PSC approved Mississippi Power's annual retail PEP filings for 2023 and 2024, respectively, with no change in retail rates. On June 17, 2025, the Mississippi PSC approved Mississippi Power's annual retail PEP filing for 2025, resulting in an annual increase in revenues of approximately 4.0%, or $41 million, primarily due to increases in investment and depreciation. In accordance with the PEP rate schedule, an increase of 2.0% of total retail revenues, or approximately $22 million, became effective with the first billing cycle of April 2025, and the remaining approximately $19 million became effective with the first billing cycle of July 2025.

On November 17, 2025, Mississippi Power submitted its annual preliminary retail PEP filing for 2026 to the Mississippi PSC, which requested a 1.8%, or $20 million, annual increase in revenues. In accordance with the PEP rate schedule, the rate increase became effective with the first billing cycle of January 2026, subject to refund. The Mississippi PSC is expected to render a final decision in the second quarter 2026. The ultimate outcome of this matter cannot be determined at this time.

## Integrated Resource Plans

In 2023, Mississippi Power signed an affiliate PPA with Georgia Power for 750 MWs of capacity, which began January 1, 2024 and will continue through December 31, 2028. On July 8, 2025, Mississippi Power extended 50 MWs of its affiliate PPA with Georgia Power for an additional year through December 31, 2029. See "Georgia Power – Integrated Resource Plans – Certification Requests" herein for additional information.

In April 2024, Mississippi Power filed its 2024 IRP with the Mississippi PSC. The Mississippi PSC did not note any deficiencies within the prescribed 120-day review period; therefore, the filing was concluded. The 2024 IRP included a schedule to retire Plant Watson Unit 4 (268 MWs) and Plant Greene County Units 1 and 2 (206 MWs based on 40% ownership) and to retire early Plant Daniel Units 1 and 2 (502 MWs based on 50% ownership), all by the end of 2028, which is consistent with the completion of the initial term of Mississippi Power's affiliate PPA with Georgia Power. On January 9, 2025, Mississippi Power notified the Mississippi PSC of its intent to extend the retirement date of Plant Daniel Unit 2 and potentially extend the retirement dates of other fossil steam units beyond their current 2028 retirement dates in order to serve recently signed economic development loads of approximately 600 MWs. Mississippi Power has since acquired FP&L's 50% ownership interest in Plant Daniel Units 1 and 2 as described under "Plant Daniel" herein. In 2026, in compliance with its IRP requirements, Mississippi Power is expected to file a mid-point update to its 2024 IRP with the Mississippi PSC.

On February 12, 2026, Mississippi Power filed a request with the Mississippi PSC to convert Plant Daniel Unit 2 from a coal-fired unit to a natural gas-fired unit. Conversion of the unit is projected to be completed in 2029.

The remaining net book value of Plant Daniel Units 1 and 2 was approximately $465 million at December 31, 2025, and Mississippi Power is continuing to depreciate these units using the current approved rates. Mississippi Power expects to reclassify the net book value remaining at retirement to a regulatory asset to be amortized over a period to be determined by the Mississippi PSC in future proceedings, consistent with a 2020 order. The Plant Watson and Plant Greene County units are expected to be fully depreciated upon retirement.

The ultimate outcome of these matters cannot be determined at this time.

## Plant Daniel

In November 2024, Mississippi Power entered into an agreement with FP&L to acquire FP&L's 50% ownership interest in Plant Daniel Units 1 and 2. On January 7, 2025, the Mississippi PSC approved Mississippi Power's request for (i) the inclusion of the acquired assets and the associated costs at Plant Daniel in Mississippi Power's retail rate base, upon completion of the transaction, (ii) the establishment of a new regulatory liability account in which all of the proceeds to be paid by FP&L will be recorded, and (iii) Mississippi Power's ability to amortize that regulatory liability by charging certain expenditures against it. On June 19, 2025, the Florida PSC issued a final order approving the transfer of FP&L's 50% ownership interest in Plant Daniel Units 1 and 2 to Mississippi Power. On July 30, 2025, Mississippi Power completed the acquisition of FP&L's 50% ownership interest in Plant Daniel Units 1 and 2 and, as part of the acquisition, received approximately $36 million from FP&L, which was recorded as a regulatory liability being amortized to offset incremental costs as authorized by the Mississippi PSC. As part of the agreement, FP&L retained responsibility for environmental remediation and decommissioning liabilities related to its prior ownership interest.

## Environmental Compliance Overview Plan

The Mississippi PSC has authorized Mississippi Power to defer in a regulatory asset for future recovery all plant retirement- or partial retirement-related costs resulting from environmental regulations.

In April 2023, May 2024, and April 2025, the Mississippi PSC approved Mississippi Power's annual ECO Plan filings, resulting in increases in revenues of approximately $3 million annually effective with the first billing cycle of May 2023, $9 million annually effective with the first billing cycle of June 2024, and $6 million annually effective with the first billing cycle of May 2025, respectively.

On February 13, 2026, Mississippi Power submitted its annual ECO Plan filing to the Mississippi PSC, which requested a $2 million annual increase in revenues. The ultimate outcome of this matter cannot be determined at this time.

# Notes to Financial Statements

## Fuel Cost Recovery

Mississippi Power annually establishes, and is required to file for an adjustment to, the retail fuel cost recovery factor that is approved by the Mississippi PSC. In February 2024, the Mississippi PSC approved Mississippi Power's request to increase retail fuel revenues by $18 million annually effective with the first billing cycle of March 2024. The approved filing included the deferral of approximately $61 million of under recovered fuel costs as of October 2023. On January 7, 2025, the Mississippi PSC approved Mississippi Power's request for no change in retail fuel revenues effective with the first billing cycle of February 2025. The approved filing included the deferral of approximately $25 million of under recovered fuel costs as of October 2024. On January 13, 2026, the Mississippi PSC approved Mississippi Power's request to increase retail fuel revenues by $40 million annually effective with the first billing cycle of February 2026. The approved filing included the deferral of approximately $31 million of under recovered fuel costs as of October 2025, which is expected to be included in Mississippi Power's next fuel filing. Mississippi Power will continue to accrue its weighted-average cost of capital on any under or over fuel recovery balance.

At December 31, 2025, Mississippi Power had $40 million of deferred under recovered retail fuel clause revenues related to higher recoverable fuel costs and its fuel-hedging program on its balance sheet. At December 31, 2024, Mississippi Power had $32 million of deferred under recovered retail fuel clause revenues primarily associated with its fuel-hedging program and $32 million of over recovered retail fuel clause revenues primarily related to lower recoverable fuel costs on its balance sheet. See Note 1 under "Fuel Costs" for additional information.

Mississippi Power has wholesale MRA and Market Based (MB) fuel cost recovery factors. Effective with the first billing cycles for January 2024, 2025, and 2026, annual revenues under the wholesale MRA fuel rate decreased $4 million, decreased $19 million, and increased $23 million, respectively. At December 31, 2025 and 2024, wholesale MRA fuel costs were under recovered $6 million and over recovered $19 million, respectively, and were included in other current assets and other current liabilities, respectively, on Mississippi Power's balance sheets. The wholesale MB fuel rate did not change materially in any period presented. The wholesale MB fuel cost recovery was immaterial for both periods presented.

Mississippi Power's operating revenues are adjusted for differences in actual recoverable fuel cost and amounts billed in accordance with the currently approved cost recovery rate. Accordingly, changes in the billing factor should have no significant effect on Mississippi Power's revenues or net income but will affect operating cash flows.

## Ad Valorem Tax Adjustment

Mississippi Power annually establishes an ad valorem tax adjustment factor that is approved by the Mississippi PSC. Any changes are not expected to have a significant effect on Mississippi Power's net income but will affect operating cash flows. Effective with the first billing cycle of June 2023, July 2024, and September 2025, the Mississippi PSC approved changes in annual revenues collected through the ad valorem tax adjustment factor resulting in a $7 million decrease, a $5 million decrease, and a $7 million increase, respectively.

## System Restoration Rider

Mississippi Power carries insurance for the cost of certain types of damage to generation plants and general property. However, Mississippi Power is self-insured for the cost of storm, fire, and other uninsured casualty damage to its property, including transmission and distribution facilities. As permitted by the Mississippi PSC and the FERC, Mississippi Power accrues for the cost of such damage through an annual expense accrual which is credited to regulatory liability accounts for the retail and wholesale jurisdictions. The cost of repairing actual damage resulting from such events that individually exceed $50,000 is charged to the reserve. Every year, the Mississippi PSC, the MPUS, and Mississippi Power agree on SRR revenue level(s). In the event the expected annual charges exceed the annual accrual or the target balance has been met, Mississippi Power and the Mississippi PSC will determine the appropriate change to the annual accrual. Additionally, if PEP earnings are above a certain threshold, Mississippi Power has the ability to apply any required PEP refund as an additional accrual to the property damage reserve in lieu of customer refunds.

Mississippi Power's net retail SRR accrual, which includes carrying costs and previously included amortization of related excess deferred income tax benefits, was $13.5 million in 2025, $12.6 million in 2024, and $11.7 million in 2023. At December 31, 2025 and 2024, the retail property damage reserve balance was $57 million and $52 million, respectively, and is included in other regulatory liabilities, deferred on Mississippi Power's balance sheets.

In 2023, the Mississippi PSC approved Mississippi Power's annual SRR filing, with no change in retail rates. Mississippi Power's minimum annual SRR accrual was increased from $8.3 million to $11.7 million. In April 2024, the Mississippi PSC approved Mississippi Power's annual SRR filing to the Mississippi PSC, with no change in retail rates. Mississippi Power's minimum annual SRR accrual was increased from $11.7 million to $12.6 million. On June 17, 2025, the Mississippi PSC approved Mississippi Power's annual SRR filing for 2025, with no change in retail rates. Mississippi Power's minimum annual SRR accrual increased from $12.6 million to $13.5 million and the target property damage reserve balance increased from $75 million to $125 million. Mississippi Power will continue to record the minimum annual accrual until the target property damage reserve balance of $125 million is met.

## Notes to Financial Statements

### Reliability Reserve Accounting Order

Based on an order from the Mississippi PSC, Mississippi Power is authorized to maintain a retail reliability reserve to offset future generation, transmission, and distribution reliability-related expenditures for use in a future year. Mississippi Power may make accruals to the retail reliability reserve each year after meeting with the MPUS and Mississippi PSC staff. Mississippi Power will provide annually, through its capital plan, energy delivery plan, or PEP filing, any amounts to be charged against the retail reliability reserve during the current year.

During 2025, 2024, and 2023, Mississippi Power accrued $13 million, $21 million, and $11 million, respectively, to the retail reliability reserve. On June 17, 2025, the Mississippi PSC approved Mississippi Power's use of a portion of its retail reliability reserve balance during 2025, through its annual PEP filing. As a result, Mississippi Power utilized the retail reliability reserve in the amount of $10.9 million during 2025 for reliability-related generation, transmission, and distribution expenses. See "Performance Evaluation Plan" herein for information regarding approval of the annual PEP filing.

At December 31, 2025, Mississippi Power's retail reliability reserve balance was $59 million, of which $9 million is included in other regulatory liabilities, current and $50 million is included in other regulatory liabilities, deferred on Mississippi Power's balance sheets. At December 31, 2024, Mississippi Power's retail reliability reserve balance was $57 million and is included in other regulatory liabilities, deferred on Mississippi Power's balance sheets.

### Excess Accumulated Deferred Income Tax Accounting Order

On January 13, 2026, the Mississippi PSC approved an accounting order authorizing Mississippi Power to accelerate the amortization of approximately $21 million of a regulatory liability associated with certain federal excess accumulated deferred income taxes resulting from the Tax Reform Legislation. The flowback will be determined in a future rate proceeding. The ultimate outcome of this matter cannot be determined at this time.

### Municipal and Rural Associations Tariff

Mississippi Power provides wholesale electric service to Cooperative Energy, East Mississippi Electric Power Association, and the City of Collins, all located in southeastern Mississippi, under a long-term, FERC-regulated MRA tariff.

In 2017, Mississippi Power and Cooperative Energy executed, and the FERC accepted, a Shared Service Agreement (SSA), as part of the MRA tariff, under which Mississippi Power and Cooperative Energy share in providing electricity to the Cooperative Energy delivery points under the tariff. In 2022, the FERC accepted an amended SSA between Mississippi Power and Cooperative Energy, effective July 1, 2022, under which Cooperative Energy will continue to decrease its use of Mississippi Power's generation services under the MRA tariff up to 2.5% annually through 2035. At December 31, 2025, Mississippi Power is serving approximately 394 MWs of Cooperative Energy's annual demand. Beginning in 2036, Cooperative Energy will provide 100% of its electricity requirements at the MRA delivery points under the tariff. Neither party has the option to cancel the amended SSA.

In May 2024, the FERC issued an order accepting Mississippi Power's request for an $8 million increase in annual wholesale base revenues under the MRA tariff, effective May 29, 2024, subject to refund. On April 3, 2025, the FERC approved a settlement agreement filed by Mississippi Power and Cooperative Energy in December 2024. The settlement agreement provided for (i) a $1 million increase in annual wholesale base revenues and a refund to customers of approximately $4 million, (ii) a rate escalation of 2.5% on an annual basis in periods subsequent to December 31, 2024 and continuing through the end of the SSA on December 31, 2035, and (iii) a waiver of rights by Mississippi Power and Cooperative Energy to file for any changes in non-fuel rates through the end of the term of the SSA.

## Southern Company Gas

### Utility Regulation and Rate Design

The natural gas distribution utilities are subject to regulation and oversight by their respective state regulatory agencies. Rates charged to customers vary according to customer class (residential, commercial, or industrial) and rate jurisdiction. These agencies approve rates designed to provide the opportunity to generate revenues to recover all prudently-incurred costs, including a return on rate base sufficient to pay interest on debt and provide a reasonable ROE.

As a result of operating in a deregulated environment, Atlanta Gas Light earns revenue by charging rates to its customers based primarily on monthly fixed charges that are set by the Georgia PSC and adjusted periodically. The Marketers add these fixed charges when billing their respective customers. This mechanism, called a straight-fixed-variable rate design, minimizes the seasonality of Atlanta Gas Light's revenues since the monthly fixed charge is not volumetric or directly weather dependent.

With the exception of Atlanta Gas Light, the earnings of the natural gas distribution utilities can be affected by customer consumption patterns that are largely a function of price levels for natural gas and general economic conditions that may impact customers' ability to

## Notes to Financial Statements

pay for natural gas consumed. Specifically, customer demand substantially increases during the Heating Season when natural gas is used for heating purposes. Southern Company Gas has various mechanisms, such as weather and revenue normalization mechanisms, that limit exposure to weather changes within typical ranges in these utilities' respective service territories.

In addition to natural gas cost recovery mechanisms, other cost recovery mechanisms and regulatory riders, which vary by utility, allow recovery of certain costs, such as those related to infrastructure replacement programs as well as environmental remediation, energy efficiency plans, and bad debts. In traditional rate designs, utilities recover a significant portion of the fixed customer service and pipeline infrastructure costs based on assumed natural gas volumes used by customers. With the exception of Chattanooga Gas, the natural gas distribution utilities have decoupled regulatory mechanisms that Southern Company Gas believes encourage conservation by separating the recoverable amount of these fixed costs from the amounts of natural gas used by customers. See "Rate Proceedings" herein for additional information. Also see "Infrastructure Replacement Programs and Capital Projects" herein for additional information regarding infrastructure replacement programs at certain of the natural gas distribution utilities.

The following table provides regulatory information for Southern Company Gas' natural gas distribution utilities:

| | Nicor Gas | Atlanta Gas Light | Virginia Natural Gas | Chattanooga Gas |
|---|---|---|---|---|
| Authorized ROE at December 31, 2025 | 9.60% | 10.25% | 9.85% | 9.80% |
| Weather normalization mechanisms[a] | | | ✓ | ✓ |
| Decoupled, including straight-fixed-variable rates[b] | ✓ | ✓ | ✓ | |
| Regulatory infrastructure program rate[c] | | ✓ | ✓ | ✓ |
| Bad debt rider[d] | ✓ | | ✓ | ✓ |
| Energy efficiency plan[e] | ✓ | | ✓ | |
| Annual base rate adjustment mechanism[f] | | ✓ | | ✓ |
| Year of last base rate case decision | 2025 | 2019 | 2025 | 2018 |

(a) Designed to help stabilize operating results by allowing recovery of costs in the event of unseasonal weather, but are not direct offsets to the potential impacts on earnings of weather and customer consumption.

(b) Allows for recovery of fixed customer service costs separately from assumed natural gas volumes used by customers and provides a benchmark level of revenue for recovery.

(c) See "Infrastructure Replacement Programs and Capital Projects" herein for additional information. Chattanooga Gas' pipeline replacement program costs are recovered through its annual base rate review mechanism.

(d) The recovery (refund) of bad debt expense over (under) an established benchmark expense. The gas portion of bad debt expense is recovered through purchased gas adjustment mechanisms. Nicor Gas also has a rider to recover the non-gas portion of bad debt expense.

(e) Recovery of costs associated with plans to achieve specified energy savings goals.

(f) Regulatory mechanism allowing annual adjustments to base rates up or down based on authorized ROE and/or ROE range.

### Infrastructure Replacement Programs and Capital Projects

In addition to capital expenditures recovered through base rates by each of the natural gas distribution utilities, Virginia Natural Gas has a separate rate rider that provides timely recovery of capital expenditures for specific infrastructure replacement programs, and Atlanta Gas Light has a separate rate rider that provides for the timely recovery of capital expenditures for a specific reinforcement capital program. Total capital expenditures incurred during 2025 for all gas distribution operations were $1.9 billion.

The following table and discussions provide updates on the infrastructure replacement programs and capital projects at the natural gas distribution utilities at December 31, 2025. These programs are risk-based and designed to update and replace cast iron, bare steel, and mid-vintage plastic materials or expand Southern Company Gas' distribution systems to improve reliability and meet operational flexibility and growth.

| Utility | Program | Recovery | Capital Expenditures in 2025 | Capital Expenditures Since Project Inception | Pipe Installed Since Project Inception | Scope of Program | Program Duration | Last Year of Program |
|---|---|---|---|---|---|---|---|---|
| | | | *(in millions)* | | *(miles)* | *(miles)* | *(years)* | |
| Virginia Natural Gas | SAVE | Rider | $ 72 | $ 633 | 620 | 938 | 18 | 2029 |
| Atlanta Gas Light | System Reinforcement Rider | Rider | 131 | 410 | 43 | N/A | 6 | 2027 |
| Chattanooga Gas | Pipeline Replacement Program | Rate Base | 13 | 41 | 37 | 73 | 10 | 2031 |
| | | | $216 | $1,084 | 700 | 1,011 | | |

## Notes to Financial Statements

### Virginia Natural Gas

The SAVE program, an accelerated infrastructure replacement program, allows Virginia Natural Gas to continue replacing aging pipeline infrastructure. The program included authorized annual investments of $70 million in each of 2023 and 2024, with a total potential variance of up to $5 million allowed for the program, for a maximum total investment over the previous six-year term (2019 through 2024) of $365 million.

In June 2024, the Virginia Commission approved the extension of the existing SAVE program through 2029. The extension of the program includes investments of $70 million in each year from 2025 through 2029, with a potential variance of up to $5 million allowed for the program, for a maximum total investment over the five-year extension (2025 through 2029) of $355 million.

The SAVE program is subject to annual review by the Virginia Commission. In accordance with the base rate case approved by the Virginia Commission in 2025, Virginia Natural Gas is recovering program costs incurred prior to January 1, 2025 through base rates. Program costs incurred subsequent to January 1, 2025 are currently being recovered through a separate rider and are subject to future base rate case proceedings. See "Rate Proceedings – Virginia Natural Gas" herein for additional information.

### Atlanta Gas Light

In 2019, the Georgia PSC approved the continuation of GRAM as part of Atlanta Gas Light's 2019 rate case order. Various infrastructure programs previously authorized by the Georgia PSC, including the Integrated Vintage Plastic Replacement Program to replace aging plastic pipe and the Integrated System Reinforcement Program to upgrade Atlanta Gas Light's distribution system and LNG facilities in Georgia, continue under GRAM and the recovery of and return on the infrastructure program investments are included in annual base rate adjustments. The amounts recovered through rates related to allowed, but not incurred, costs were quantified as an unrecognized ratemaking amount that is not reflected on the balance sheets. These allowed costs are primarily the equity return on the capital investment under the infrastructure programs in place prior to GRAM and are expected to be fully recovered through GRAM and base rates by the end of 2027. The Georgia PSC reviewed Atlanta Gas Light's performance annually under GRAM. See "Unrecognized Ratemaking Amounts" herein for additional information.

Atlanta Gas Light and the staff of the Georgia PSC previously agreed to a variation of the Integrated Customer Growth Program to extend pipeline facilities to serve customers in areas without pipeline access and create new economic development opportunities in Georgia. A separate tariff provides recovery of up to $25 million annually for strategic economic development projects approved by the Georgia PSC.

The Georgia PSC also approved a new System Reinforcement Rider for authorized large pressure improvement and system reliability projects. Capital investments for the years 2022 through 2024 related to the System Reinforcement Rider totaled $279 million.

See "Rate Proceedings – Atlanta Gas Light" herein for additional information regarding the Georgia PSC's 2021 approval of Atlanta Gas Light's GRAM filing and Integrated Capacity and Delivery Plan (i-CDP).

### Chattanooga Gas

In 2021, the Tennessee Public Utilities Commission approved Chattanooga Gas' pipeline replacement program to replace approximately 73 miles of distribution main over a seven-year period. The estimated total cost of the program is $118 million, which will be recovered through Chattanooga Gas' annual base rate review mechanism.

In June 2025, the Tennessee Public Utilities Commission approved an extension of Chattanooga Gas' pipeline replacement program from seven to 10 years.

### Nicor Gas

Illinois legislation allowed Nicor Gas to provide more widespread safety and reliability enhancements to its distribution system through 2023 and stipulated that rate increases to customers as a result of any infrastructure investments did not exceed a cumulative annual average of 4.0% or, in any given year, 5.5% of base rate revenues. In 2014, the Illinois Commission approved the nine-year regulatory infrastructure program, Investing in Illinois, which concluded in 2023 and is subject to annual review, as discussed further below. In accordance with orders from the Illinois Commission, Nicor Gas recovered program costs incurred through a separate rider and base rates. See "Rate Proceedings – Nicor Gas" herein for additional information.

In 2023, the Illinois Commission concluded its review of the Qualifying Infrastructure Plant (QIP) capital investments by Nicor Gas for calendar year 2019 under the QIP rider, also referred to as Investing in Illinois program. The Illinois Commission disallowed $32 million of the $415 million of capital investments commissioned in 2019, together with the related return on investment. Nicor Gas recorded a pre-tax charge to income in 2023 of $38 million ($28 million after tax) associated with the disallowance of capital investments placed in service in 2019. The disallowances are reflected on the statements of income as an $8 million reduction to revenues and $30 million in estimated loss on regulatory disallowance. Later in 2023, the Illinois Commission denied a rehearing request filed by Nicor Gas, and Nicor Gas filed a notice of appeal with the Illinois Appellate Court. In November 2024, the Illinois Appellate Court upheld the Illinois Commission's review of the QIP capital investments by Nicor Gas for calendar year 2019 under the QIP rider apart from one immaterial item. In December 2024, Nicor Gas filed a petition for leave to appeal $14 million of the 2019 QIP disallowances with the Illinois Supreme Court, which was denied on March 26, 2025. This matter is now concluded and had no impact on the financial statements for the period ended December 31, 2025.

## Notes to Financial Statements

The following table provides a summary of QIP capital investments during the nine-year program:

| Year | Status of QIP Annual Review Proceeding | Capital Investments | Disallowed | Month of Disallowance |
|---|---|---|---|---|
| | | (in millions) | | |
| 2015 – 2018 | Complete | $1,246 | $ — | |
| 2019 | Complete | 415 | 32 | June 2023 |
| 2020 | Filed March 2021 | 402[a] | | |
| 2021 | Filed March 2022 | 392[a] | | |
| 2022 | Filed March 2023 | 408[a] | 6[b] | November 2023 |
| 2023 | Filed March 2024 | 365[a] | 25[b] | November 2023 |
| | | $3,228 | $63 | |

(a) Capital investments are subject to the required QIP annual review proceeding; years 2020 through 2023 are pending with the Illinois Commission.
(b) Disallowed in Nicor Gas' 2023 general base rate case proceeding. See "Rate Proceedings – Nicor Gas" herein for additional information regarding the Illinois Commission's disallowance of certain capital investments.

Any further cost disallowances by the Illinois Commission in the pending cases could be material to the financial statements of Southern Company Gas. The ultimate outcome of these matters cannot be determined at this time.

### Natural Gas Cost Recovery

With the exception of Atlanta Gas Light, the natural gas distribution utilities are authorized by the relevant regulatory agencies in the states in which they serve to use natural gas cost recovery mechanisms that adjust rates to reflect changes in the wholesale cost of natural gas and ensure recovery of all costs prudently incurred in purchasing natural gas for customers. The natural gas distribution utilities defer or accrue the difference between the actual cost of natural gas and the amount of commodity revenue earned in a given period. The deferred or accrued amount is either billed or refunded to customers prospectively through adjustments to the commodity rate. Deferred natural gas costs are reflected as regulatory assets and accrued natural gas costs are reflected as regulatory liabilities. Natural gas costs generally do not have a significant effect on Southern Company's or Southern Company Gas' net income but could have a significant effect on cash flows. Since Atlanta Gas Light does not sell natural gas directly to its end-use customers, it does not utilize a traditional natural gas cost recovery mechanism. However, Atlanta Gas Light does maintain natural gas inventory for the Marketers in Georgia and recovers the cost through recovery mechanisms approved by the Georgia PSC. At December 31, 2025 and 2024, the over recovered balance was $158 million and $193 million, respectively, which is included in natural gas cost over recovery on Southern Company's and Southern Company Gas' balance sheets.

### Rate Proceedings

#### Nicor Gas

In 2023, the Illinois Commission approved a $223 million annual base rate increase for Nicor Gas, which became effective December 1, 2023. The base rate increase was based on an ROE of 9.51% and an equity ratio of 50.00%.

In connection with Nicor Gas' 2023 general base rate case proceeding, the Illinois Commission disallowed $127 million of capital investments that have been completed or were planned to be completed through December 31, 2024. This amount is comprised of $31 million for capital investments placed in service in 2022 and 2023 under the Investing in Illinois program and $96 million for other transmission and distribution capital investments. Nicor Gas recorded a pre-tax charge to income in 2023 of $58 million ($44 million after tax) associated with the disallowances. The disallowances are reflected on the statements of income in estimated loss on regulatory disallowance. See "Infrastructure Replacement Programs and Capital Projects – Nicor Gas" herein for additional information regarding the Illinois Commission's disallowance of certain capital investments. In January 2024, the Illinois Commission denied a request by Nicor Gas for rehearing on the base rate case disallowances associated with capital investment, as well as on other issues determined in the Illinois Commission's 2023 base rate case decision. In February 2024, Nicor Gas filed a notice of appeal with the Illinois Appellate Court related to the Illinois Commission's rate case ruling. On December 1, 2025, the Illinois Appellate Court upheld the Illinois Commission's decision regarding certain capital investment disallowances in Nicor Gas' 2023 general base rate case proceeding. On December 22, 2025, Nicor Gas filed a petition for rehearing with the Illinois Appellate Court specifically addressing $43 million of the base rate case disallowances.

On November 19, 2025, the Illinois Commission approved a $168 million annual base rate increase for Nicor Gas, which became effective December 2, 2025. The base rate increase was based on an ROE of 9.60% and an equity ratio of 50.00%.

## Notes to Financial Statements

Additionally, the Illinois Commission excluded $120 million of capital investments included in the base rate case filing that have been incurred or are expected to be incurred through December 31, 2026. Nicor Gas analyzed the Illinois Commission's order and recorded a pre-tax charge to income in the fourth quarter 2025 of $63 million ($47 million after tax) associated with excluded capital investments that have been incurred. The disallowances are reflected on the statements of income in estimated loss on regulatory disallowance.

On January 6, 2026, the Illinois Commission denied a request by Nicor Gas for rehearing on the base rate case disallowances associated with capital investment, as well as on other issues determined in the Illinois Commission's November 19, 2025 base rate case decision. On January 14, 2026, Nicor Gas filed a petition for review with the Illinois Appellate Court related to the Illinois Commission's rate case ruling. It remains Nicor Gas' position that it has met its evidentiary burden to demonstrate that the amount and the timing of such capital investments are prudent and reasonable and that such capital investments should be included in base rates.

On January 9, 2026, Nicor Gas filed a general base rate case with the Illinois Commission requesting a $221 million increase in annual base rate revenues. The requested increase is based on a projected test year for the 12-month period ending December 31, 2027, an ROE of 10.35%, and an equity ratio of 54.6%. The Illinois Commission is expected to rule on the requested increase within the 11-month statutory time limit, after which rate adjustments will be effective.

The ultimate outcome of these matters cannot be determined at this time.

### Atlanta Gas Light

The Georgia PSC evaluates Atlanta Gas Light's earnings against an ROE range of 10.05% to 10.45%, with disposition of any earnings above 10.45% to be determined by the Georgia PSC. Additionally, the Georgia PSC allows inclusion in base rates of the recovery of and return on the infrastructure program investments, including, but not limited to, GRAM adjustments. GRAM filing rate adjustments are based on an authorized ROE of 10.25%.

In 2021, Atlanta Gas Light filed its i-CDP with the Georgia PSC, which included a series of ongoing and proposed pipeline safety, reliability, and growth programs for the next 10 years (2022 through 2031), as well as the required capital investments and related costs to implement the programs. The i-CDP reflected capital investments totaling approximately $0.5 billion to $0.6 billion annually.

Also in 2021, the Georgia PSC approved a stipulation between Atlanta Gas Light and the staff of the Georgia PSC, under which, for the years 2022 through 2024, Atlanta Gas Light would incrementally reduce its combined GRAM and System Reinforcement Rider request by 10% through Atlanta Gas Light's GRAM mechanism, which resulted in a reduction of $7 million for 2023 and $9 million for 2024. The stipulation also provided for $1.7 billion of total capital investment for the years 2022 through 2024.

In December 2023, the Georgia PSC approved Atlanta Gas Light's annual GRAM filing, which resulted in an annual base rate increase of $53 million effective January 1, 2024. In December 2024, the Georgia PSC approved Atlanta Gas Light's annual GRAM filing, which included annual base rate increases of $72 million, $73 million, and $74 million effective January 1, 2025, 2026, and 2027, respectively.

In July 2024, the Georgia PSC approved a stipulation related to Atlanta Gas Light's 2024 i-CDP, which included a series of ongoing and proposed pipeline safety, reliability, and growth programs for the next 10 years (2025 through 2034), as well as the required capital investments and related cost to implement the programs. The i-CDP allows capital investments totaling approximately $0.6 billion annually for the years 2025 through 2027 with related revenue requirement recovery through either the annual GRAM filing or the System Reinforcement Rider surcharge adjustment. Additionally, the Georgia PSC approved a surcharge recovery mechanism for capital projects related to municipal, county, and Georgia Department of Transportation infrastructure work. Rate changes associated with the new surcharge will be based on requests filed annually on September 1. If approved, new rates will become effective January 1 of the following year.

### Virginia Natural Gas

In 2023, the Virginia Commission approved a stipulation related to Virginia Natural Gas' 2022 general base rate case filing, which allowed for a $48 million increase in annual base rate revenues based on an ROE of 9.70% and an equity ratio of 49.06%. Interim rates became effective as of January 1, 2023, subject to refund, based on Virginia Natural Gas' original requested increase of approximately $69 million. Refunds to customers related to the difference between the approved rates implemented September 1, 2023 and the interim rates were completed during the fourth quarter 2023.

On December 17, 2025, the Virginia Commission approved a stipulation related to Virginia Natural Gas' August 2024 general base rate case filing. The approved stipulation provides for a $40 million increase in annual base rate revenues, including the recovery of investments under the SAVE program, an ROE of 9.85%, and an equity ratio of 49.35%. Interim rates became effective January 1, 2025, subject to refund, based on Virginia Natural Gas' original requested increase of approximately $63 million. Refunds to customers related to the difference between the approved rates implemented December 31, 2025 and the interim rates will be administered during the first quarter 2026.

## Notes to Financial Statements

### Unrecognized Ratemaking Amounts

The following table illustrates Southern Company Gas' authorized ratemaking amounts that are not recognized on its balance sheets. These amounts are primarily comprised of an allowed equity rate of return on assets associated with certain regulatory infrastructure programs. These amounts will be recognized as revenues in Southern Company Gas' financial statements in the periods they are billable to customers, the majority of which will be recovered by 2027.

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
|  | *(in millions)* | |
| Atlanta Gas Light | $ 4 | $11 |
| Virginia Natural Gas | 9 | 10 |
| Chattanooga Gas | 7 | 7 |
| Total | $20 | $28 |

### 3. CONTINGENCIES, COMMITMENTS, AND GUARANTEES

#### General Litigation Matters

The Registrants are involved in various matters being litigated and regulatory matters. The ultimate outcome of such pending or potential litigation or regulatory matters against each Registrant and any subsidiaries cannot be determined at this time; however, for current proceedings not specifically reported herein, management does not anticipate that the ultimate liabilities, if any, arising from such current proceedings would have a material effect on such Registrant's financial statements.

The Registrants intend to dispute the allegations raised in and vigorously defend against the pending legal challenges discussed below; however, the ultimate outcome of each of these matters cannot be determined at this time.

#### *Southern Company*

On July 11, 2025, a purported class action complaint was filed in the U.S. District Court for the District of Maryland against two nuclear consulting companies and all U.S. commercial nuclear power operators, or affiliated entities, including Southern Company. The purported class of plaintiffs includes all persons employed in nuclear power generation by the defendants, including nuclear operators, nuclear engineers, and nuclear technicians, from May 1, 2003 to the present. The complaint alleges that, since at least May 2003, the nuclear power industry conspired to fix and suppress employee compensation for nuclear power generation employees in violation of federal antitrust law. Although not named as defendants, other entities are accused of having participated in the plaintiffs' alleged conspiracy. The plaintiffs seek to recover, among other relief, unspecified monetary damages, including treble damages and attorneys' fees, and injunctive relief. On October 15, 2025, Southern Company moved to dismiss the complaint. On November 6, 2025, the plaintiffs filed an amended complaint naming Southern Nuclear, among others, as a defendant. On December 19, 2025, Southern Company and Southern Nuclear filed a motion to dismiss the amended complaint. An adverse outcome could have a material impact on Southern Company's financial statements.

#### *Southern Company and Mississippi Power*

In 2010, the DOE, through a cooperative agreement with SCS, agreed to fund $270 million of the Kemper County energy facility through the grants awarded to the project by the DOE under the Clean Coal Power Initiative Round 2. In 2016, additional DOE grants in the amount of $137 million were awarded to the Kemper County energy facility. In 2018, Mississippi Power filed with the DOE its request for property closeout certification under the contract related to the $387 million of total grants received. In 2020, Mississippi Power and Southern Company executed an agreement with the DOE completing Mississippi Power's request, which enabled Mississippi Power to proceed with full dismantlement of the abandoned gasifier-related assets and site restoration activities. In connection with the DOE closeout discussions, in 2019, the Civil Division of the Department of Justice informed Southern Company and Mississippi Power of a civil investigation related to the DOE grants. In 2023, the U.S. District Court for the Northern District of Georgia unsealed a civil action in which defendants Southern Company, SCS, and Mississippi Power were alleged to have violated certain provisions of the False Claims Act by fraudulently inducing the DOE to disburse funds pursuant to the grants. The federal government declined to intervene in the action. Later in 2023, the plaintiff, a former SCS employee, filed an amended complaint, again alleging certain violations of the False Claims Act. The plaintiff sought to recover all damages incurred personally and on behalf of the federal government caused by the defendants' alleged violations, as well as treble damages and attorneys' fees, among other relief. In February 2024, the defendants moved to dismiss the amended complaint. In August 2024, the court granted the defendants' motion in part and denied it in part, dismissing the plaintiff's False Claims Act count along with its accompanying treble damages and attorneys' fees but allowing the employment retaliation claim to proceed. In October 2024, the plaintiff requested interlocutory appeal of the court's decision, which was denied on February 25, 2025, and the defendants asserted counterclaims for conversion and misappropriation of trade secrets. In November 2024, the defendants filed a motion for judgment on the pleadings on the plaintiff's employment retaliation claim. In December 2024, the plaintiff filed a motion to dismiss the defendants' counterclaims. On July 15, 2025, the court denied the plaintiff's motion to dismiss the defendants' counterclaims and the defendants' motion for judgment on the pleadings. On August 6, 2025, the plaintiff asserted a counterclaim against the defendants. On September 8, 2025, the defendants renewed their motion for judgment on the pleadings. On November 12, 2025, the parties reached an agreement in principle to resolve the lawsuit. On January 20, 2026, the court entered an order dismissing the lawsuit. The resolution does not have a material impact on Southern Company's or Mississippi Power's financial statements.

### *Alabama Power*

In 2022, Mobile Baykeeper filed a citizen suit in the U.S. District Court for the Southern District of Alabama alleging that Alabama Power's plan to close the Plant Barry surface impoundment utilizing a closure-in-place methodology violates the Resource Conservation and Recovery Act (RCRA) and regulations governing CCR. Among other relief requested, Mobile Baykeeper sought a declaratory judgment that the RCRA and regulations governing CCR were being violated, preliminary and injunctive relief to prevent implementation of Alabama Power's closure plan, and the development of a closure plan that satisfies regulations governing CCR requirements. Later in 2022, Alabama Power filed a motion to dismiss the case. In January 2024, the lawsuit was dismissed without prejudice by the U.S. District Court judge. In February 2024, the plaintiff filed a motion to reconsider, which was denied by the U.S. District Court judge in July 2024. In August 2024, the plaintiff filed a notice of appeal in the U.S. Court of Appeals for the Eleventh Circuit challenging the denial of the motion to reconsider the order of dismissal.

In 2023, the EPA issued a Notice of Potential Violations (NOPV) associated with Alabama Power's plan to close the Plant Barry surface impoundment. In September 2024, Alabama Power reached a settlement with the EPA resolving two of the three allegations in the NOPV related to the groundwater monitoring system and the emergency action plan at the Plant Barry surface impoundment. The settlement did not resolve the EPA's allegation relating to Alabama Power's plan to close the Plant Barry surface impoundment. Alabama Power has affirmed to the EPA its position that it is in compliance with CCR requirements.

On July 29, 2025, Coosa Riverkeeper filed a citizen suit in the U.S. District Court for the Northern District of Alabama alleging that Alabama Power's closure of the Plant Gadsden surface impoundment utilizing a closure-in-place methodology violates the RCRA and regulations governing CCR. Among other relief requested, Coosa Riverkeeper seeks declaratory judgment that Alabama Power is in violation of RCRA and regulations governing CCR, and preliminary and injunctive relief to require Alabama Power to close the CCR unit and operate a groundwater monitoring system in a different manner to satisfy RCRA and the regulations governing CCR requirements. On September 29, 2025, Alabama Power filed a motion to dismiss the citizen suit.

These matters could have a material impact on Alabama Power's and Southern Company's financial statements, including ARO estimates and cash flows. See Note 6 for a discussion of Alabama Power's ARO liabilities.

### Environmental Remediation

The Southern Company system must comply with environmental laws and regulations governing the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Southern Company system could incur substantial costs to clean up affected sites. The traditional electric operating companies and the natural gas distribution utilities conduct studies to determine the extent of any required cleanup and have recognized the estimated costs to clean up known impacted sites in the financial statements. A liability for environmental remediation costs is recognized only when a loss is determined to be probable and reasonably estimable and is reduced as expenditures are incurred. The traditional electric operating companies and the natural gas distribution utilities in Illinois and Georgia have each received authority from their respective state PSCs or other applicable state regulatory agencies to recover approved environmental remediation costs through regulatory mechanisms. Any difference between the liabilities accrued and costs recovered through rates is deferred as a regulatory asset or liability. These regulatory mechanisms are adjusted annually or as necessary within limits approved by the state PSCs or other applicable state regulatory agencies.

Georgia Power has been designated or identified as a potentially responsible party at sites governed by the Georgia Hazardous Site Response Act and/or by the federal Comprehensive Environmental Response, Compensation, and Liability Act, and assessment and potential cleanup of such sites is expected. For all periods presented, Georgia Power recovered approximately $5 million through the ECCR tariff for environmental remediation.

Southern Company Gas is subject to environmental remediation liabilities associated with former manufactured gas plant sites. Southern Company Gas' accrued environmental remediation liability at December 31, 2025 and 2024 was based on the estimated cost of environmental investigation and remediation associated with these sites.

## Notes to Financial Statements

At December 31, 2025 and 2024, the environmental remediation liability and the balance of under recovered environmental remediation costs were reflected in the balance sheets of Southern Company, Georgia Power, and Southern Company Gas as shown in the table below. Alabama Power and Mississippi Power did not have environmental remediation liabilities at December 31, 2025 or 2024.

| | Southern Company | Georgia Power | Southern Company Gas |
|---|---|---|---|
| | | *(in millions)* | |
| **At December 31, 2025:** | | | |
| Environmental remediation liability: | | | |
| Other current liabilities | $ 34 | $14 | $ 20 |
| Accrued environmental remediation | 207 | — | 207 |
| Under recovered environmental remediation costs: | | | |
| Other regulatory assets, current | $ 28 | $ 5 | $ 23 |
| Other regulatory assets, deferred | 214 | 8 | 206 |
| | | | |
| **At December 31, 2024:** | | | |
| Environmental remediation liability: | | | |
| Other current liabilities | $ 37 | $13 | $ 24 |
| Accrued environmental remediation | 198 | — | 198 |
| Under recovered environmental remediation costs: | | | |
| Other regulatory assets, current | $ 37 | $ 5 | $ 32 |
| Other regulatory assets, deferred | 212 | 11 | 201 |

The ultimate outcome of these matters cannot be determined at this time; however, as a result of the regulatory treatment for environmental remediation expenses described above, the final disposition of these matters is not expected to have a material impact on the financial statements of the applicable Registrants.

### Nuclear Fuel Disposal Costs

Acting through the DOE and pursuant to the Nuclear Waste Policy Act of 1982, the U.S. government entered into contracts with Alabama Power and Georgia Power that required the DOE to take title to and dispose of spent nuclear fuel generated at Plants Farley, Hatch, and Vogtle Units 1 and 2 beginning no later than January 31, 1998. The DOE has yet to commence performance of its contractual and statutory obligation to dispose of spent nuclear fuel. Consequently, Alabama Power and Georgia Power pursued and continue to pursue legal remedies against the U.S. government for its partial breach of contract.

In June 2024 and August 2024, the Court of Federal Claims entered final judgments on damages in the third and fourth round of lawsuits against the U.S. government, respectively, awarding Alabama Power a total of approximately $100 million and Georgia Power a total of approximately $121 million (based on its ownership interests), which represent claims for the period from January 1, 2011 through December 31, 2019.

In December 2024, the Alabama PSC directed Alabama Power to return the award, which was reflected as a regulatory liability at December 31, 2024, to customers through bill credits during the months of January, February, and March 2025. During the third quarter 2024, Georgia Power credited the award to accounts where the original costs were charged, which reduced rate base, fuel, and cost of service for the benefit of customers, as previously authorized by the Georgia PSC. As a result of this regulatory treatment, there was no material impact on Southern Company's, Alabama Power's, or Georgia Power's net income.

On September 5, 2025, Alabama Power and Georgia Power filed their fifth round of lawsuits against the U.S. government in the Court of Federal Claims, seeking damages for the costs of continuing to store spent nuclear fuel at Plants Farley, Hatch, and Vogtle Units 1 and 2 for the period from January 1, 2020 through December 31, 2024. Damages will continue to accumulate until the issue is resolved, the U.S. government disposes of Alabama Power's and Georgia Power's spent nuclear fuel pursuant to its contractual obligations, or alternative storage is otherwise provided. No amounts have been recognized in the financial statements as of December 31, 2025 for any potential recoveries from the pending lawsuits.

The final outcome of this matter cannot be determined at this time. However, Alabama Power and Georgia Power expect to credit any recoveries for the benefit of customers in accordance with direction from their respective PSC; therefore, no material impact on Southern Company's, Alabama Power's, or Georgia Power's net income is expected.

On-site dry spent fuel storage facilities are operational at all three plants and can be expanded to accommodate spent fuel through the expected life of each plant.

## Notes to Financial Statements

### Nuclear Insurance

Under the Price-Anderson Amendments Act (Act), Alabama Power and Georgia Power maintain agreements of indemnity with the NRC that, together with private insurance, cover third-party liability arising from any nuclear incident occurring at the companies' nuclear power plants. The Act provides funds up to $16.3 billion for public liability claims that could arise from a single nuclear incident. Each nuclear plant is insured against this liability to a maximum of $500 million by American Nuclear Insurers (ANI), with the remaining coverage provided by a mandatory program of deferred premiums that could be assessed, after a nuclear incident, against all owners of commercial nuclear reactors. A company could be assessed up to $166 million per incident for each licensed reactor it operates but not more than an aggregate of $25 million per incident to be paid in a calendar year for each reactor. Such maximum assessment, excluding any applicable state premium taxes, for Alabama Power and Georgia Power, based on its ownership and buyback interests in all licensed reactors, is $332 million and $473 million, respectively, per incident, but not more than an aggregate of $49 million and $71 million, respectively, to be paid for each incident in any one year. Both the maximum assessment per reactor and the maximum yearly assessment are adjusted for inflation at least every five years. The next scheduled adjustment is due no later than November 1, 2028. See Note 5 under "Joint Ownership Agreements" for additional information on joint ownership agreements.

Alabama Power and Georgia Power are members of Nuclear Electric Insurance Limited (NEIL), a mutual insurer established to provide property damage insurance in an amount up to $1.5 billion for members' operating nuclear generating facilities. Additionally, both companies have NEIL policies that currently provide decontamination, excess property insurance, and premature decommissioning coverage up to $1.25 billion for nuclear losses and policies providing coverage up to $750 million for non-nuclear losses in excess of the $1.5 billion primary coverage.

NEIL also covers the additional costs that would be incurred in obtaining replacement power during a prolonged accidental outage at a member's nuclear plant. Members can purchase this coverage, subject to a deductible waiting period of up to 26 weeks, with a maximum per occurrence per unit limit of $490 million. After the deductible period, weekly indemnity payments would be received until either the unit is operational or until the limit is exhausted. Alabama Power and Georgia Power each purchase limits based on the projected full cost of replacement power, subject to ownership limitations, and have each elected a 12-week deductible waiting period for each nuclear plant.

Under each of the NEIL policies, members are subject to assessments each year if losses exceed the accumulated funds available to the insurer. The maximum annual assessments for Alabama Power and Georgia Power as of December 31, 2025 under the NEIL policies would be $61 million and $84 million, respectively.

Claims resulting from terrorist acts and cyber events are covered under both the ANI and NEIL policies (subject to normal policy limits). The maximum aggregate that NEIL will pay for all claims resulting from terrorist acts and cyber events in any 12-month period is $3.2 billion each, plus such additional amounts NEIL can recover through reinsurance, indemnity, or other sources.

For all on-site property damage insurance policies for commercial nuclear power plants, the NRC requires that the proceeds of such policies shall be dedicated first for the sole purpose of placing the reactor in a safe and stable condition after an accident. Any remaining proceeds are to be applied next toward the costs of decontamination and debris removal operations ordered by the NRC, and any further remaining proceeds are to be paid either to the applicable company or to its debt trustees as may be appropriate under the policies and applicable trust indentures. In the event of a loss, the amount of insurance available might not be adequate to cover property damage and other expenses incurred. Uninsured losses and other expenses, to the extent not recovered from customers, would be borne by Alabama Power or Georgia Power, as applicable, and could have a material effect on Southern Company's, Alabama Power's, and Georgia Power's financial condition, cash flows, and results of operations.

All retrospective assessments, whether generated for liability, property, or replacement power, may be subject to applicable state premium taxes.

### Other Matters

#### *Mississippi Power*

##### *Kemper County Energy Facility*
In 2023, 2024, and 2025, Mississippi Power recorded charges to income associated with abandonment and related closure costs and ongoing period costs, net of salvage proceeds, for the mine and gasifier-related assets at the Kemper County energy facility. These charges, including related tax impacts, totaled $17 million pre-tax ($12 million after tax) in 2023, $12 million pre-tax ($9 million after tax) in 2024, and $13 million pre-tax ($10 million after tax) in 2025. The pre-tax charges are included in other operations and maintenance expenses on the statements of income. Dismantlement of the abandoned gasifier-related assets was completed at the end of 2025. Site restoration activities for the mine are substantially complete, and any additional costs are expected to be immaterial. See "General Litigation Matters – Southern Company and Mississippi Power" herein for information regarding litigation associated with the Kemper County energy facility.

## Notes to Financial Statements

*Department of Revenue Audit*

On March 31, 2025, the Mississippi Department of Revenue (Mississippi DOR) completed an audit of sales and use taxes paid by Mississippi Power from October 2019 to July 2024 and entered a final assessment, indicating a total amount due of $29 million, including associated penalties and interest. Mississippi Power did not agree with the audit findings and filed an administrative appeal with the Mississippi DOR on May 29, 2025. On November 4, 2025, Mississippi Power and the Mississippi DOR reached a settlement agreement on an assessment of approximately $13 million including associated penalties and interest, $11 million of which was previously paid by Mississippi Power. On November 5, 2025, Mississippi Power made a final $2 million payment. This matter is now concluded.

Pursuant to an accounting order approved by the Mississippi PSC on January 13, 2026, Mississippi Power deferred $9 million of the agreed-upon assessment related to taxes and associated interest to a regulatory asset for disposition in a future rate proceeding.

### Commitments

To supply a portion of the fuel requirements of the Southern Company system's electric generating plants, the Southern Company system has entered into various long-term commitments not recognized on the balance sheets for the procurement and delivery of fossil fuel and, for Alabama Power and Georgia Power, nuclear fuel. The majority of the Registrants' fuel expense for the periods presented was purchased under long-term commitments. Each Registrant expects that a substantial amount of its future fuel needs will continue to be purchased under long-term commitments.

Georgia Power has commitments, in the form of capacity purchases, regarding a portion of a 5% interest in the original cost of Plant Vogtle Units 1 and 2 owned by MEAG Power that are in effect until the later of the retirement of the plant or the latest stated maturity date of MEAG Power's bonds issued to finance such ownership interest. The payments for capacity are required whether or not any capacity is available. Portions of the capacity payments made to MEAG Power for its Plant Vogtle Units 1 and 2 investment relate to costs in excess of Georgia Power's allowed investment for ratemaking purposes. The present value of these portions at the time of the disallowance was written off. Generally, the cost of such capacity is included in purchased power in Southern Company's consolidated statements of income and in purchased power, non-affiliates in Georgia Power's statements of income. Georgia Power's capacity payments related to this commitment totaled $3 million, $4 million, and $3 million in 2025, 2024, and 2023, respectively. At December 31, 2025, Georgia Power's estimated long-term obligations related to this commitment totaled $34 million, consisting of $2 million annually for 2026 through 2030 and $24 million thereafter.

See Note 9 for information regarding PPAs accounted for as leases.

### Guarantees

SCS may enter into various types of wholesale energy and natural gas contracts acting as an agent for the traditional electric operating companies and Southern Power. Under these agreements, each of the traditional electric operating companies and Southern Power may be jointly and severally liable. Accordingly, Southern Company has entered into keep-well agreements with each of the traditional electric operating companies to ensure they will not subsidize or be responsible for any costs, losses, liabilities, or damages resulting from the inclusion of Southern Power as a contracting party under these agreements.

Alabama Power has guaranteed a $100 million principal amount long-term bank loan SEGCO entered into in 2018 and subsequently extended and amended. Georgia Power has agreed to reimburse Alabama Power for the portion of such obligation corresponding to Georgia Power's proportionate ownership of SEGCO's stock if Alabama Power is called upon to make such payment under its guarantee. At December 31, 2025, the capitalization of SEGCO consisted of $49 million of equity and $70 million of long-term debt that matures in November 2026, on which the annual interest requirement is derived from a variable rate index. SEGCO had no short-term debt outstanding at December 31, 2025. See Note 7 under "SEGCO" for additional information.

As discussed in Note 9, Alabama Power and Georgia Power have entered into certain residual value guarantees related to railcar leases, with Georgia Power's railcar leases being terminated as of June 2024.

## Notes to Financial Statements

### 4. REVENUE FROM CONTRACTS WITH CUSTOMERS

The Registrants generate revenues from a variety of sources, some of which are not accounted for as revenue from contracts with customers, such as leases, derivatives, and certain cost recovery mechanisms. Included in the wholesale electric revenues of the traditional electric operating companies and Southern Power are revenues associated with affiliate transactions. These revenues are generated through long-term PPAs or short-term energy sales made in accordance with the IIC, as approved by the FERC. Amounts related to these affiliate revenues are eliminated in consolidation for Southern Company. See Note 1 under "Affiliate Transactions" and "Revenues" for additional information. See Notes 9 and 14 for additional information on revenue accounted for under lease and derivative accounting guidance, respectively.

The following table disaggregates revenue from contracts with customers for the periods presented:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| **2025** | | | *(in millions)* | | | |
| ***Operating revenues*** | | | | | | |
| Retail electric revenues | | | | | | |
| Residential | $ 8,601 | $3,209 | $ 5,064 | $ 328 | $ — | $ — |
| Commercial | 6,995 | 2,071 | 4,582 | 342 | — | — |
| Industrial | 4,045 | 1,704 | 1,984 | 357 | — | — |
| Other | 123 | 10 | 104 | 9 | — | — |
| **Total retail electric revenues** | 19,764 | 6,994 | 11,734 | 1,036 | — | — |
| Natural gas distribution revenues | | | | | | |
| Residential | 2,164 | — | — | — | — | 2,164 |
| Commercial | 527 | — | — | — | — | 527 |
| Transportation | 1,424 | — | — | — | — | 1,424 |
| Industrial | 44 | — | — | — | — | 44 |
| Other | 295 | — | — | — | — | 295 |
| **Total natural gas distribution revenues** | 4,454 | — | — | — | — | 4,454 |
| Wholesale electric revenues | | | | | | |
| PPA energy revenues | 1,430 | 248 | 245 | 13 | 966 | — |
| PPA capacity revenues | 637 | 134 | 146 | 69 | 356 | — |
| Non-PPA revenues | 299 | 194 | 64 | 484 | 220 | — |
| **Total wholesale electric revenues** | 2,366 | 576 | 455 | 566 | 1,542 | — |
| Other natural gas revenues | | | | | | |
| Gas marketing services | 569 | — | — | — | — | 569 |
| Other | 12 | — | — | — | — | 12 |
| **Total other natural gas revenues** | 581 | — | — | — | — | 581 |
| Other revenues | 1,777 | 265 | 805 | 55 | 18 | — |
| **Total revenue from contracts with customers** | 28,942 | 7,835 | 12,994 | 1,657 | 1,560 | 5,035 |
| Other revenue sources[*] | 611 | 400 | (363) | 38 | 638 | 9 |
| **Total operating revenues** | $29,553 | $8,235 | $12,631 | $1,695 | $2,198 | $5,044 |

## Notes to Financial Statements

|  | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| **2024** | | | *(in millions)* | | | |
| ***Operating revenues*** | | | | | | |
| Retail electric revenues | | | | | | |
|   Residential | $ 8,276 | $3,133 | $ 4,835 | $ 308 | $ — | $ — |
|   Commercial | 6,585 | 2,042 | 4,219 | 324 | — | — |
|   Industrial | 3,892 | 1,742 | 1,808 | 342 | — | — |
|   Other | 124 | 13 | 102 | 9 | — | — |
| ***Total retail electric revenues*** | 18,877 | 6,930 | 10,964 | 983 | — | — |
| Natural gas distribution revenues | | | | | | |
|   Residential | 1,753 | — | — | — | — | 1,753 |
|   Commercial | 417 | — | — | — | — | 417 |
|   Transportation | 1,295 | — | — | — | — | 1,295 |
|   Industrial | 34 | — | — | — | — | 34 |
|   Other | 316 | — | — | — | — | 316 |
| ***Total natural gas distribution revenues*** | 3,815 | — | — | — | — | 3,815 |
| Wholesale electric revenues | | | | | | |
|   PPA energy revenues | 1,059 | 206 | 94 | 4 | 778 | — |
|   PPA capacity revenues | 641 | 108 | 136 | 63 | 400 | — |
|   Non-PPA revenues | 226 | 139 | 5 | 375 | 230 | — |
| ***Total wholesale electric revenues*** | 1,926 | 453 | 235 | 442 | 1,408 | — |
| Other natural gas revenues | | | | | | |
|   Gas marketing services | 507 | — | — | — | — | 507 |
|   Other | 18 | — | — | — | — | 18 |
| ***Total other natural gas revenues*** | 525 | — | — | — | — | 525 |
| Other revenues | 1,621 | 240 | 721 | 52 | 37 | — |
| **Total revenue from contracts with customers** | 26,764 | 7,623 | 11,920 | 1,477 | 1,445 | 4,340 |
| Other revenue sources[*] | (40) | (69) | (589) | (14) | 569 | 116 |
| **Total operating revenues** | $26,724 | $7,554 | $11,331 | $1,463 | $2,014 | $4,456 |

## Notes to Financial Statements

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| **2023** | | | *(in millions)* | | | |
| **Operating revenues** | | | | | | |
| Retail electric revenues | | | | | | |
| Residential | $ 7,309 | $2,904 | $ 4,105 | $ 300 | $ — | $ — |
| Commercial | 5,860 | 1,928 | 3,624 | 308 | — | — |
| Industrial | 3,613 | 1,721 | 1,558 | 334 | — | — |
| Other | 112 | 12 | 91 | 9 | — | — |
| **Total retail electric revenues** | 16,894 | 6,565 | 9,378 | 951 | — | — |
| Natural gas distribution revenues | | | | | | |
| Residential | 1,981 | — | — | — | — | 1,981 |
| Commercial | 505 | — | — | — | — | 505 |
| Transportation | 1,184 | — | — | — | — | 1,184 |
| Industrial | 45 | — | — | — | — | 45 |
| Other | 324 | — | — | — | — | 324 |
| **Total natural gas distribution revenues** | 4,039 | — | — | — | — | 4,039 |
| Wholesale electric revenues | | | | | | |
| PPA energy revenues | 1,107 | 234 | 87 | 20 | 790 | — |
| PPA capacity revenues | 624 | 156 | 51 | 45 | 376 | — |
| Non-PPA revenues | 250 | 65 | 35 | 407 | 409 | — |
| **Total wholesale electric revenues** | 1,981 | 455 | 173 | 472 | 1,575 | — |
| Other natural gas revenues | | | | | | |
| Gas marketing services | 528 | — | — | — | — | 528 |
| Other | 31 | — | — | — | — | 31 |
| **Total other natural gas revenues** | 559 | — | — | — | — | 559 |
| Other revenues | 1,355 | 213 | 578 | 39 | 55 | — |
| **Total revenue from contracts with customers** | 24,828 | 7,233 | 10,129 | 1,462 | 1,630 | 4,598 |
| Other revenue sources[(*)] | 425 | (183) | (11) | 12 | 559 | 104 |
| **Total operating revenues** | $25,253 | $7,050 | $10,118 | $1,474 | $2,189 | $4,702 |

(*) Other revenue sources relate to revenues from customers accounted for as derivatives and leases, alternative revenue programs primarily at Southern Company Gas, and cost recovery mechanisms and revenues (including those related to fuel costs) that meet other scope exceptions for revenues from contracts with customers at the traditional electric operating companies.

## Notes to Financial Statements

### Contract Balances

The following table reflects the closing balances of receivables, contract assets, and contract liabilities related to revenues from contracts with customers at December 31, 2025 and 2024:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| **Accounts Receivable** | | | | | | |
| At December 31, 2025 | **$3,139** | **$716** | **$1,278** | **$115** | **$132** | **$864** |
| At December 31, 2024 | 3,048 | 783 | 1,244 | 113 | 106 | 660 |
| **Contract Assets** | | | | | | |
| At December 31, 2025 | **$ 294** | **$ 3** | **$ 160** | **$ —** | **$ —** | **$ 67** |
| At December 31, 2024 | 323 | 3 | 184 | — | — | 72 |
| **Contract Liabilities** | | | | | | |
| At December 31, 2025 | **$ 213** | **$ 6** | **$ 75** | **$ —** | **$ 2** | **$ —** |
| At December 31, 2024 | 140 | 11 | 34 | — | 2 | 3 |

Contract assets for Georgia Power primarily relate to retail customer fixed bill programs, where the payment is contingent upon Georgia Power's continued performance and the customer's continued participation in the program over a one-year contract term, and unregulated service agreements, where payment is contingent on project completion. Contract liabilities for Georgia Power primarily relate to cash collections recognized in advance of revenue for unregulated service agreements. Southern Company Gas' contract assets relate to work performed on an energy efficiency enhancement and upgrade contract with the U.S. General Services Administration. Southern Company Gas received cash advances totaling $68 million from a third-party financial institution to fund work performed. These advances have been accounted for as long-term debt on the balance sheets. See Note 1 under "Affiliate Transactions" for additional information regarding the construction contract. At December 31, 2025 and 2024, Southern Company's unregulated distributed generation business had contract assets of $63 million and $67 million, respectively, and contract liabilities of $132 million and $95 million, respectively, for outstanding performance obligations, all of which are expected to be satisfied within one year.

Revenues recognized in 2025 and 2024, which were included in contract liabilities at December 31, 2024 and 2023, respectively, were $102 million and $98 million, respectively, for Southern Company, $24 million and immaterial, respectively, for Georgia Power, and immaterial for the other Registrants. Contract liabilities are primarily classified as current on the balance sheets as the corresponding revenues are generally expected to be recognized within one year.

### Remaining Performance Obligations

Southern Company's subsidiaries may enter into long-term contracts with customers in which revenues are recognized as performance obligations are satisfied over the contract term. For the traditional electric operating companies and Southern Power, these contracts primarily relate to PPAs whereby electricity and generation capacity are provided to a customer. The revenue recognized for the delivery of electricity is variable; however, certain PPAs include a fixed payment for fixed generation capacity over the term of the contract. Southern Company's unregulated distributed generation business also has partially satisfied performance obligations related to certain fixed price contracts. Revenues from contracts with customers related to these performance obligations remaining at December 31, 2025 are expected to be recognized as follows:

| | 2026 | 2027 | 2028 | 2029 | 2030 | Thereafter |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| Southern Company | $1,060 | $583 | $408 | $385 | $389 | $2,685 |
| Alabama Power | 48 | 5 | 4 | 1 | 1 | 6 |
| Georgia Power | 65 | 45 | 35 | 21 | 21 | 76 |
| Mississippi Power[*] | 66 | 69 | 73 | 12 | — | — |
| Southern Power[*] | 350 | 348 | 358 | 368 | 367 | 2,603 |

(*) Includes performance obligations related to affiliate PPAs with Georgia Power. See Note 1 under "Affiliate Transactions" for additional information.

## Notes to Financial Statements

### 5. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment is stated at original cost or fair value at acquisition, as appropriate, less any regulatory disallowances and impairments. Original cost may include: materials; labor; minor items of property; appropriate administrative and general costs; payroll-related costs such as taxes, pensions, and other benefits; and the interest capitalized and/or cost of equity funds used during construction.

The Registrants' property, plant, and equipment in service consisted of the following at December 31, 2025 and 2024:

| At December 31, 2025: | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| Electric utilities: | | | | | | |
| Generation | $ 63,533 | $17,912 | $27,192 | $2,969 | $14,986 | $ — |
| Transmission | 17,814 | 7,057 | 9,651 | 1,064 | — | — |
| Distribution | 31,718 | 11,058 | 19,083 | 1,577 | — | — |
| General/other | 6,854 | 2,888 | 3,532 | 362 | 48 | — |
| Electric utilities' plant in service | 119,919 | 38,915 | 59,458 | 5,972 | 15,034 | — |
| Southern Company Gas: | | | | | | |
| Natural gas transportation and distribution | 20,177 | — | — | — | — | 20,177 |
| Storage facilities | 1,954 | — | — | — | — | 1,954 |
| Other | 1,967 | — | — | — | — | 1,967 |
| Southern Company Gas plant in service | 24,098 | — | — | — | — | 24,098 |
| Other plant in service | 2,097 | — | — | — | — | — |
| Total plant in service | $146,114 | $38,915 | $59,458 | $5,972 | $15,034 | $24,098 |

| At December 31, 2024: | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| Electric utilities: | | | | | | |
| Generation | $ 61,292 | $16,801 | $26,089 | $2,946 | $14,920 | $ — |
| Transmission | 16,280 | 6,449 | 8,800 | 989 | — | — |
| Distribution | 28,678 | 10,373 | 16,887 | 1,418 | — | — |
| General/other | 6,547 | 2,878 | 3,260 | 344 | 41 | — |
| Electric utilities' plant in service | 112,797 | 36,501 | 55,036 | 5,697 | 14,961 | — |
| Southern Company Gas: | | | | | | |
| Natural gas transportation and distribution | 18,896 | — | — | — | — | 18,896 |
| Storage facilities | 1,748 | — | — | — | — | 1,748 |
| Other | 1,694 | — | — | — | — | 1,694 |
| Southern Company Gas plant in service | 22,338 | — | — | — | — | 22,338 |
| Other plant in service | 2,008 | — | — | — | — | — |
| Total plant in service | $137,143 | $36,501 | $55,036 | $5,697 | $14,961 | $22,338 |

The cost of replacements of property, exclusive of minor items of property, is capitalized. The cost of maintenance, repairs, and replacement of minor items of property is charged to other operations and maintenance expenses as incurred or performed with the exception of nuclear refueling costs and certain maintenance costs including those described below.

In accordance with orders from their respective state PSCs, Alabama Power and Georgia Power defer nuclear refueling outage operations and maintenance expenses to a regulatory asset when the charges are incurred. Alabama Power amortizes the costs over a subsequent 18-month period with Plant Farley's fall outage cost amortization beginning in January of the following year and spring outage cost amortization beginning in July of the same year. Georgia Power amortizes its costs over each unit's operating cycle, or 18 months for Plant Vogtle Units 1 through 4 and 24 months for Plant Hatch Units 1 and 2. Georgia Power's amortization period begins the month the refueling outage starts.

The portion of Southern Company Gas' non-working gas used to maintain the structural integrity of natural gas storage facilities that is considered to be non-recoverable is depreciated, while the recoverable or retained portion is not depreciated.

See Note 9 for information on finance lease right-of-use (ROU) assets, net, which are included in property, plant, and equipment.

## Notes to Financial Statements

The Registrants have deferred certain implementation costs related to cloud hosting arrangements. At December 31, 2025 and 2024, deferred cloud implementation costs, net of amortization, which are included in other current assets and other deferred charges and assets on the Registrants' balance sheets, were as follows:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | | | (in millions) | | | |
| **Deferred cloud implementation costs, net:** | | | | | | |
| At December 31, 2025 | **$231** | **$73** | **$ 87** | **$10** | **$ 9** | **$21** |
| At December 31, 2024 | 321 | 92 | 111 | 13 | 12 | 35 |

Once a hosted software is placed into service, the related deferred costs are amortized on a straight-line basis over the remaining expected hosting arrangement term, including any renewal options that are reasonably certain of exercise. The amortization is reflected with the associated cloud hosting fees, which are generally reflected in other operations and maintenance expenses on the Registrants' statements of income. Amortization of deferred cloud implementation costs recognized in 2025, 2024, and 2023 was immaterial for Mississippi Power, Southern Power, and Southern Company Gas and was as follows for the other Registrants:

| | Southern Company | Alabama Power | Georgia Power |
|---|---|---|---|
| | | (in millions) | |
| 2025 | **$53** | **$17** | **$20** |
| 2024 | 56 | 17 | 22 |
| 2023 | 46 | 11 | 19 |

See Note 2 under "Regulatory Assets and Liabilities" for information on deferrals of certain other operations and maintenance costs associated with software and cloud computing projects by the traditional electric operating companies and natural gas distribution utilities, as authorized by their respective state PSCs or applicable state regulatory agencies.

### Depreciation and Amortization

The traditional electric operating companies' and Southern Company Gas' depreciation of the original cost of utility plant in service is provided primarily by using composite straight-line rates. The approximate rates for 2025, 2024, and 2023 were as follows:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Alabama Power | **4.0%** | 4.2% | 4.1% |
| Georgia Power | **3.4%** | 3.4% | 3.8% |
| Mississippi Power | **3.6%** | 3.3% | 3.4% |
| Southern Company Gas | **3.0%** | 2.9% | 2.7% |

Depreciation studies are conducted periodically to update the composite rates. These studies are filed with the respective state PSC and/or other applicable state and federal regulatory agencies for the traditional electric operating companies and the natural gas distribution utilities. On April 1, 2025, the Mississippi PSC approved a stipulation between Mississippi Power and the Mississippi Public Utilities Staff for an $8 million increase in total annual depreciation effective January 1, 2025. See Note 2 for additional information.

When property, plant, and equipment subject to composite depreciation is retired or otherwise disposed of in the normal course of business, its original cost, together with the cost of removal, less salvage, is charged to accumulated depreciation. For other property dispositions, the applicable cost and accumulated depreciation are removed from the balance sheet accounts, and a gain or loss is recognized. Minor items of property included in the original cost of the asset are retired when the related property unit is retired.

At December 31, 2025 and 2024, accumulated depreciation for Southern Company and Southern Company Gas consisted of utility plant in service totaling $42.3 billion and $38.9 billion, respectively, for Southern Company and $6.0 billion and $5.6 billion, respectively, for Southern Company Gas, as well as other plant in service totaling $1.2 billion and $1.2 billion, respectively, for Southern Company and $265 million and $252 million, respectively, for Southern Company Gas. Other plant in service includes the non-utility assets of Southern Company Gas, as well as, for Southern Company, certain other non-utility subsidiaries. Depreciation of the original cost of other plant in service is provided primarily on a straight-line basis over estimated useful lives. Useful lives for Southern Company Gas's non-utility assets range from five to 10 years for transportation equipment, five to 40 years for storage facilities, and up to 78 years for other assets. Useful lives for the assets of Southern Company's other non-utility subsidiaries range up to 40 years.

## Notes to Financial Statements

### Southern Power

Southern Power applies component depreciation, where depreciation is computed principally by the straight-line method over the estimated useful life of the asset. Certain of Southern Power's generation assets related to natural gas-fired facilities are depreciated on a units-of-production basis, using hours or starts, to better match outage and maintenance costs to the usage of, and revenues from, these assets. The primary assets in Southern Power's property, plant, and equipment are generating facilities, which generally have estimated useful lives as follows:

| Southern Power Generating Facility | Useful life |
|---|---|
| Natural gas | Up to 50 years |
| Solar | Up to 35 years |
| Wind | Up to 35 years |

When Southern Power's depreciable property, plant, and equipment is retired, or otherwise disposed of in the normal course of business, the applicable cost and accumulated depreciation is removed and a gain or loss is recognized in the consolidated statements of income. Southern Power reviews its estimated useful lives and salvage values on an ongoing basis. The results of these reviews could result in changes which could have a material impact on Southern Power's net income. In 2025 and 2024, Southern Power recorded accelerated depreciation related to equipment being replaced associated with wind repowering projects of $307 million and $9 million, respectively. See Note 15 under "Southern Power – Wind Repowering Projects" for additional information.

### Joint Ownership Agreements

At December 31, 2025, the Registrants' percentage ownership and investment (exclusive of nuclear fuel) in jointly-owned facilities in commercial operation were as follows:

| Facility (Type) | Percent Ownership | Plant in Service | Accumulated Depreciation | CWIP |
|---|---|---|---|---|
| | | | *(in millions)* | |
| **Alabama Power** | | | | |
| Plant Greene County (natural gas) Units 1 and 2 | 60.0%[a] | $ 190 | $ 163 | $ 2 |
| Plant Miller (coal) Units 1 and 2 | 91.8[b] | 2,181 | 901 | 19 |
| **Georgia Power** | | | | |
| Plant Hatch (nuclear) Units 1 and 2 | 50.1%[c] | $1,477 | $ 593 | $137 |
| Plant Vogtle (nuclear) Units 1 and 2 | 45.7[c] | 3,598 | 2,326 | 240 |
| Plant Vogtle (nuclear) Units 3 and 4 | 45.7[c] | 7,979 | 250 | 86 |
| Plant Scherer (coal) Units 1 and 2 | 8.4[c] | 286 | 152 | 11 |
| Plant Scherer (coal) Unit 3 | 75.0[c] | 1,323 | 793 | 56 |
| Rocky Mountain (pumped storage) | 25.4[d] | 186 | 166 | 18 |
| **Mississippi Power** | | | | |
| Plant Greene County (natural gas) Units 1 and 2 | 40.0%[a] | $ 119 | $ 94 | $ 1 |
| **Southern Company Gas** | | | | |
| Dalton Pipeline (natural gas pipeline) | 50.0%[e] | $ 273 | $ 36 | $ 1 |

(a) Jointly owned by Alabama Power and Mississippi Power and operated and maintained by Alabama Power.

(b) Jointly owned with PowerSouth and operated and maintained by Alabama Power.

(c) Georgia Power owns undivided interests in Plants Hatch, Vogtle, and Scherer in varying amounts jointly with one or more of the following entities: OPC, MEAG Power, Dalton, FP&L, and Jacksonville Electric Authority. Georgia Power has been contracted to operate and maintain the plants as agent for the co-owners and is jointly and severally liable for third-party claims related to these plants.

(d) Jointly owned with OPC, which is the operator of the plant.

(e) Jointly owned with The Williams Companies, Inc., the Dalton Pipeline is a 115-mile natural gas pipeline that serves as an extension of the Transcontinental Gas Pipe Line Company, LLC pipeline system into northwest Georgia. Southern Company Gas leases its 50% undivided ownership for approximately $26 million annually through 2042. The lessee is responsible for maintaining the pipeline during the lease term and for providing service to transportation customers under its FERC-regulated tariff.

The Registrants' proportionate share of their jointly-owned facility operating expenses is included in the corresponding operating expenses in the statements of income and each Registrant is responsible for providing its own financing.

*Notes to Financial Statements*

**Assets Subject to Lien**

Mississippi Power provides retail service to its largest retail customer, Chevron Products Company (Chevron), at its refinery in Pascagoula, Mississippi through at least 2038 in accordance with agreements approved by the Mississippi PSC. The agreements grant Chevron a security interest in the co-generation assets located at the refinery and owned by Mississippi Power, with a lease receivable balance of $130 million at December 31, 2025, that is exercisable upon the occurrence of (i) certain bankruptcy events or (ii) other events of default coupled with specific reductions in steam output at the facility and a downgrade of Mississippi Power's credit rating to below investment grade by two of the three rating agencies. See Note 9 under "Lessor" for additional information.

See Note 8 under "Long-term Debt" for information regarding debt secured by certain assets of Georgia Power and Southern Company Gas.

## 6. ASSET RETIREMENT OBLIGATIONS

AROs are computed as the present value of the estimated costs for an asset's future retirement and are recorded in the period in which the liability is incurred. The estimated costs are capitalized as part of the related long-lived asset and depreciated over the asset's useful life. In the absence of quoted market prices, AROs are estimated using present value techniques in which estimates of future cash outlays associated with the asset retirements are discounted using a credit-adjusted risk-free rate. Estimates of the timing and amounts of future cash outlays are based on projections of when and how the assets will be retired and the cost of future removal activities. Each traditional electric operating company and natural gas distribution utility has received accounting guidance from its state PSC or applicable state regulatory agency allowing the continued accrual or recovery of other retirement costs for long-lived assets that it does not have a legal obligation to retire. Accordingly, the accumulated removal costs for these obligations are reflected in the balance sheets as regulatory liabilities and amounts to be recovered are reflected in the balance sheets as regulatory assets.

The ARO liabilities for the traditional electric operating companies primarily relate to facilities that are subject to state and federal CCR rules, principally surface impoundments. In addition, Alabama Power and Georgia Power have retirement obligations related to the decommissioning of nuclear facilities (Alabama Power's Plant Farley and Georgia Power's ownership interests in Plants Hatch and Vogtle). See "Nuclear Decommissioning" herein for additional information. Other significant AROs include various landfill sites and asbestos removal for Alabama Power, Georgia Power, and Mississippi Power and gypsum cells and mine reclamation for Mississippi Power. The ARO liability for Southern Power primarily relates to its solar and wind facilities, which are located on long-term land leases requiring the restoration of land at the end of the lease.

The traditional electric operating companies and Southern Company Gas also have identified other retirement obligations, such as obligations related to certain electric transmission and distribution facilities, certain asbestos-containing material within long-term assets not subject to ongoing repair and maintenance activities, certain wireless communication towers, the disposal of polychlorinated biphenyls in certain transformers, leasehold improvements, equipment on customer property, and property associated with the Southern Company system's rail lines and natural gas pipelines. However, liabilities for the removal of these assets have not been recorded because the settlement timing for certain retirement obligations related to these assets is indeterminable and, therefore, the fair value of the retirement obligations cannot be reasonably estimated. A liability for these retirement obligations will be recognized when sufficient information becomes available to support a reasonable estimation of the ARO.

Southern Company and the traditional electric operating companies will continue to recognize in their respective statements of income allowed removal costs in accordance with regulatory treatment. Any differences between costs recognized in accordance with accounting standards related to asset retirement and environmental obligations and those reflected in rates are recognized as either a regulatory asset or liability in the balance sheets as ordered by the various state PSCs.

## Notes to Financial Statements

Details of the AROs included in the balance sheets are as follows:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power[*] |
|---|---|---|---|---|---|
| | | | *(in millions)* | | |
| Balance at December 31, 2023 | $10,317 | $4,158 | $5,665 | $168 | $150 |
| Liabilities incurred | 130 | 8 | 120 | — | 2 |
| Liabilities settled | (566) | (254) | (270) | (17) | — |
| Accretion expense | 400 | 153 | 232 | 5 | 7 |
| Cash flow revisions | (347) | (7) | (332) | (8) | — |
| **Balance at December 31, 2024** | $ 9,934 | $4,058 | $5,415 | $148 | $159 |
| Liabilities incurred | **6** | **—** | **6** | **—** | **—** |
| Liabilities settled | **(634)** | **(269)** | **(321)** | **(19)** | **—** |
| Accretion expense | **393** | **154** | **223** | **6** | **7** |
| Cash flow revisions | **(98)** | **(264)** | **204** | **(11)** | **—** |
| **Balance at December 31, 2025** | **$ 9,601** | **$3,679** | **$5,527** | **$124** | **$166** |

(*) Included in other deferred credits and liabilities on Southern Power's consolidated balance sheets.

Following initial criticality for Plant Vogtle Unit 4 on February 14, 2024, Georgia Power recorded AROs of approximately $118 million. See "Nuclear Decommissioning" herein and Note 2 under "Georgia Power – Nuclear Construction" for additional information.

In September 2024, Georgia Power completed updated decommissioning cost site studies for Plants Hatch and Vogtle Units 1 through 4. The estimated cost of decommissioning based on the studies resulted in a decrease in Georgia Power's ARO liability of $389 million. See "Nuclear Decommissioning" herein for additional information.

In November 2024, Georgia Power recorded a net increase of approximately $60 million to its AROs related to the CCR Rule and the related state rule resulting from changes in estimates, including higher future inflation rates and the timing of closure activities.

In June 2025, Alabama Power recorded a net decrease of approximately $257 million to its AROs related to the CCR Rule and the related state rule resulting from changes in estimates, including lower future inflation rates, higher discount rates, and timing of closure activities.

Also in June 2025, Mississippi Power, as a joint owner of Alabama Power's Plant Greene County Units 1 and 2, recorded a net decrease of approximately $13 million to its AROs related to the CCR Rule and the related Alabama state rule resulting from changes in estimates, including lower future inflation rates, higher discount rates, and timing of closure activities.

In November 2025, Georgia Power recorded a net increase of approximately $200 million to its AROs related to the CCR Rule and related state rule resulting from higher inflation rates, changes in estimates, and timing of closure activities.

The cost estimates for AROs related to the disposal of CCR are based on information at December 31, 2025 using various assumptions related to closure and post-closure costs, timing of future cash outlays, inflation and discount rates, and the potential methods for complying with the CCR Rule and the related state rules. The traditional electric operating companies have periodically updated, and expect to continue periodically updating, their related cost estimates and ARO liabilities for each CCR unit as additional information related to these assumptions becomes available. Some of these updates have been, and future updates may be, material. The cost estimates for Alabama Power are based on closure-in-place for all surface impoundments. The cost estimates for Georgia Power and Mississippi Power are based on a combination of closure-in-place for some surface impoundments and closure by removal for others. Additionally, the closure designs and plans in the States of Alabama and Georgia are subject to approval by environmental regulatory agencies. Absent continued recovery of ARO costs through regulated rates, results of operations, cash flows, and financial condition for Southern Company and the traditional electric operating companies could be materially impacted. The ultimate outcome of these matters cannot be determined at this time. See Note 3 under "General Litigation Matters – Alabama Power" for additional information.

### Nuclear Decommissioning

The NRC requires licensees of commercial nuclear power reactors to establish a plan for providing reasonable assurance of funds for future decommissioning. Alabama Power and Georgia Power have external trust funds (Funds) to comply with the NRC's regulations. Use of the Funds is restricted to nuclear decommissioning activities. The Funds are managed and invested in accordance with applicable requirements of various regulatory bodies, including the NRC, the FERC, and state PSCs, as well as the IRS. While Alabama Power and Georgia Power are allowed to prescribe an overall investment policy to the Funds' managers, neither Southern Company nor its subsidiaries or affiliates are allowed to engage in the day-to-day management of the Funds or to mandate individual investment decisions. Day-to-day management of the investments in the Funds is delegated to unrelated third-party managers with oversight by the management of Alabama Power and

# Notes to Financial Statements

Georgia Power. The Funds' managers are authorized, within certain investment guidelines, to actively buy and sell securities at their own discretion in order to maximize the return on the Funds' investments. The Funds are invested in a tax-efficient manner in a diversified mix of equity and fixed income securities and are reported as trading securities.

Alabama Power and Georgia Power record the investment securities held in the Funds at fair value, as disclosed in Note 13, as management believes that fair value best represents the nature of the Funds. Gains and losses, whether realized or unrealized, are recorded in the regulatory liability for AROs in the balance sheets and are not included in net income or OCI. Fair value adjustments and realized gains and losses are determined on a specific identification basis.

Investment securities in the Funds at December 31, 2025 and 2024 were as follows:

| | Southern Company | Alabama Power | Georgia Power |
|---|---|---|---|
| | (in millions) | | |
| **At December 31, 2025:** | | | |
| Equity securities | **$1,609** | **$ 963** | **$ 646** |
| Debt securities | **1,082** | **363** | **719** |
| Other securities | **254** | **214** | **40** |
| Total investment securities in the Funds | **$2,945** | **$1,540** | **$1,405** |
| | | | |
| **At December 31, 2024:** | | | |
| Equity securities | $1,413 | $ 848 | $ 565 |
| Debt securities | 976 | 335 | 641 |
| Other securities | 232 | 202 | 30 |
| Total investment securities in the Funds | $2,621 | $1,385 | $1,236 |

These amounts exclude receivables related to investment income and pending investment sales and payables related to pending investment purchases.

The fair value increases (decreases) of the Funds, including unrealized gains (losses) and reinvested interest and dividends and excluding the Funds' expenses, for 2025, 2024, and 2023 are shown in the table below.

| | Southern Company | Alabama Power | Georgia Power |
|---|---|---|---|
| | (in millions) | | |
| **Fair value increases** | | | |
| 2025 | **$348** | **$191** | **$157** |
| 2024 | 229 | 143 | 86 |
| 2023 | 281 | 157 | 124 |
| | | | |
| **Unrealized gains** | | | |
| At December 31, 2025 | **$216** | **$111** | **$105** |
| At December 31, 2024 | 113 | 64 | 49 |
| At December 31, 2023 | 241 | 119 | 122 |

The investment securities held in the Funds continue to be managed with a long-term focus. Accordingly, all purchases and sales within the Funds are presented separately in the statements of cash flows as investing cash flows, consistent with the nature of the securities and purpose for which the securities were acquired.

For Alabama Power, approximately $11 million and $12 million at December 31, 2025 and 2024, respectively, previously recorded in internal reserves is being transferred into the Funds through 2040 as approved by the Alabama PSC.

The NRC's minimum external funding requirements are based on a generic estimate of the cost to decommission only the radioactive portions of a nuclear unit based on the size and type of reactor. Alabama Power and Georgia Power have filed plans with the NRC designed to ensure that, over time, the deposits and earnings of the Funds will provide the minimum funding amounts prescribed by the NRC.

## Notes to Financial Statements

At December 31, 2025 and 2024, the accumulated provisions for the external decommissioning trust funds were as follows:

| | 2025 | 2024 |
|---|---|---|
| | *(in millions)* | |
| **Alabama Power** | | |
| Plant Farley | **$1,540** | $1,385 |
| | | |
| **Georgia Power** | | |
| Plant Hatch | **$ 825** | $ 735 |
| Plant Vogtle Units 1 and 2 | **519** | 460 |
| Plant Vogtle Units 3 and 4 | **61** | 41 |
| Total | **$1,405** | $1,236 |

Site study cost is the estimate to decommission a specific facility as of the site study year. The decommissioning cost estimates are based on removal of the plant from service and prompt dismantlement. The actual decommissioning costs may vary from these estimates because of changes in the assumed date of decommissioning, changes in NRC requirements, or changes in the assumptions used in making these estimates. The estimated costs of decommissioning at December 31, 2025 based on the most current studies were as follows:

| | Alabama Power | Georgia Power[*] | | |
|---|---|---|---|---|
| | Plant Farley | Plant Hatch | Plant Vogtle Units 1 and 2 | Plant Vogtle Units 3 and 4 |
| Most current study year | 2023 | 2024 | 2024 | 2024 |
| Decommissioning periods: | | | | |
| Beginning year | 2037 | 2034 | 2047 | 2062 |
| Completion year | 2087 | 2088 | 2092 | 2074 |
| | *(in millions)* | | | |
| Site study costs: | | | | |
| Radiated structures | $ 1,402 | $ 795 | $ 674 | $ 599 |
| Spent fuel management | 513 | 306 | 255 | 88 |
| Non-radiated structures | 133 | 77 | 107 | 89 |
| Total site study costs | $ 2,048 | $ 1,178 | $1,036 | $ 776 |

(*) Based on Georgia Power's ownership interests.

For ratemaking purposes, Alabama Power's decommissioning costs are based on the site study and Georgia Power's decommissioning costs are based on the NRC generic estimate to decommission the radioactive portion of the facilities and the site study estimate for spent fuel management. Significant assumptions used to determine these costs for ratemaking were an estimated inflation rate of 4.5% for Plant Farley, 2.5% for Plants Hatch and Vogtle Units 1 and 2, and 2.3% for Plant Vogtle Units 3 and 4 and an estimated trust earnings rate of 7.0% for Plant Farley, 4.5% for Plants Hatch and Vogtle Units 1 and 2, and 4.3% for Plant Vogtle Units 3 and 4.

Amounts previously contributed to the Funds for Plant Farley are currently projected to be adequate to meet the decommissioning obligations. Alabama Power's site-specific estimates of decommissioning costs for Plant Farley are updated every five years. The next site study for Alabama Power is expected to be completed in 2028. Projections of funds are reviewed with the Alabama PSC to ensure that, over time, the deposits and earnings of the Funds will provide adequate funding to cover the site-specific costs. If necessary, Alabama Power would seek the Alabama PSC's approval to address any changes in a manner consistent with NRC and other applicable requirements.

Effective January 1, 2023, as approved in the 2022 ARP, there is no annual decommissioning cost for ratemaking for Plant Hatch and Plant Vogtle Units 1 and 2. Any funding amount required by the NRC during the period covered by the 2022 ARP, including the ARP Extension Period, will be deferred to a regulatory asset and recovery is expected to be determined in Georgia Power's next base rate case. See Note 2 under "Georgia Power – Rate Plans – 2022 ARP" for additional information. Effective August 1, 2023, as approved under the Plant Vogtle Unit 3 and Common Facilities rate proceeding, Georgia Power's annual decommissioning cost for ratemaking is $8 million for Plant Vogtle Unit 3. Effective May 1, 2024, as approved under the Prudency Stipulation, Georgia Power's annual decommissioning cost for ratemaking is $8 million for Plant Vogtle Unit 4. See Note 2 under "Georgia Power – Nuclear Construction – Regulatory Matters" for additional information.

*Notes to Financial Statements*

## 7. CONSOLIDATED ENTITIES AND EQUITY METHOD INVESTMENTS

The Registrants may hold ownership interests in a number of business ventures with varying ownership structures. Partnership interests and other variable interests are evaluated to determine if each entity is a VIE. If a venture is a VIE for which a Registrant is the primary beneficiary, the assets, liabilities, and results of operations of the entity are consolidated. The Registrants reassess the conclusion as to whether an entity is a VIE upon certain occurrences, which are deemed reconsideration events.

For entities that are not determined to be VIEs, the Registrants evaluate whether they have control or significant influence over the investee to determine the appropriate consolidation and presentation. Generally, entities under the control of a Registrant are consolidated, and entities over which a Registrant can exert significant influence, but which a Registrant does not control, are accounted for under the equity method of accounting.

Investments accounted for under the equity method are recorded within equity investments in unconsolidated subsidiaries in the balance sheets and, for Southern Company and Southern Company Gas, the equity income is recorded within earnings from equity method investments in the statements of income. See "SEGCO" and "Southern Company Gas" herein for additional information.

### Southern Company

At December 31, 2025 and 2024, Southern Holdings had equity method investments totaling $124 million and $128 million, respectively, primarily related to investments in venture capital funds focused on energy and utility investments. The net loss from these investments totaled $18 million for the year ended December 31, 2025. Earnings/losses from these investments were immaterial for the years ended December 31, 2024 and 2023.

### SEGCO

Alabama Power and Georgia Power own equally all of the outstanding capital stock of SEGCO, which owns electric generating units at Plant Gaston with a total rated capacity of 1,020 MWs, as well as associated transmission facilities. Retirement of SEGCO's generating units was previously expected to occur by December 31, 2028. However, upon further analysis, Alabama Power, in conjunction with Georgia Power, now expects to operate Plant Gaston Units 1 through 4 through December 31, 2034. See Note 2 under "Georgia Power – Integrated Resource Plans – 2025 IRP" for additional information. Alabama Power and Georgia Power account for SEGCO using the equity method; Southern Company consolidates SEGCO. The capacity of these units is sold equally to Alabama Power and Georgia Power. Alabama Power and Georgia Power make payments sufficient to provide for the operating expenses, taxes, interest expense, and an ROE. The share of purchased power included in purchased power, affiliates in the statements of income totaled $130 million in 2025, $115 million in 2024, and $112 million in 2023 for Alabama Power and $133 million in 2025, $118 million in 2024, and $115 million in 2023 for Georgia Power.

SEGCO paid dividends of $24 million in 2025, $20 million in 2024, and $25 million in 2023, one half of which were paid to each of Alabama Power and Georgia Power. In addition, Alabama Power and Georgia Power each recognize 50% of SEGCO's net income.

Alabama Power, which owns and operates a generating unit adjacent to the SEGCO generating units, has a joint ownership agreement with SEGCO for the ownership of an associated gas pipeline. Alabama Power owns 14% of the pipeline with the remaining 86% owned by SEGCO.

See Note 3 under "Guarantees" for additional information regarding guarantees of Alabama Power and Georgia Power related to SEGCO.

### Southern Power

*Variable Interest Entities*

Southern Power has certain subsidiaries that are determined to be VIEs. Southern Power is considered the primary beneficiary of these VIEs because it controls the most significant activities of the VIEs, including operating and maintaining the respective assets, and has the obligation to absorb expected losses of these VIEs to the extent of its equity interests.

*SP Solar*

SP Solar is owned by Southern Power and a limited partner. A wholly-owned subsidiary of Southern Power is the general partner and holds a 1% ownership interest, and another wholly-owned subsidiary of Southern Power owns a 66% ownership interest. The limited partner holds the remaining 33% noncontrolling interest. SP Solar qualifies as a VIE since the arrangement is structured as a limited partnership and the 33% limited partner does not have substantive kick-out rights against the general partner. At December 31, 2025 and 2024, SP Solar had total assets of $5.2 billion and $5.4 billion, respectively, total liabilities of $360 million and $372 million, respectively, and noncontrolling interests of $0.9 billion and $1.0 billion, respectively. Cash distributions from SP Solar are allocated 67% to Southern Power and 33% to the limited partner in accordance with their partnership interest percentage. Under the terms of the limited partnership

## Notes to Financial Statements

agreement, distributions without limited partner consent are limited to available cash and SP Solar is obligated to distribute all such available cash to its partners each quarter. Available cash includes all cash generated in the quarter subject to the maintenance of appropriate operating reserves.

Southern Power consolidates SP Solar, as the primary beneficiary, since it controls the most significant activities of the entity, including operating and maintaining its assets. Certain transfers and sales of the assets in the VIE are subject to partner consent and the liabilities are non-recourse to the general credit of Southern Power. Liabilities consist of customary working capital items and do not include any long-term debt.

*SP Wind*

SP Wind was owned by Southern Power and three financial investors through December 31, 2025. A wholly-owned subsidiary of Southern Power owned 100% of the Class B membership interests and the three financial investors owned 100% of the Class A membership interests. In July 2025, Southern Power notified the Class A members of its intent to exercise the option to purchase all Class A membership interests in the SP Wind tax equity partnership under the terms of the limited liability agreement. On December 31, 2025, Southern Power purchased 100% of the noncontrolling Class A membership interests for approximately $282 million. Subsequent to the transaction, Southern Power became the sole owner of SP Wind and its portfolio of eight operating wind facilities, and the partnership was dissolved. See Note 15 under "Southern Power – Purchase of Renewable Facility Interests" for additional information.

Prior to this transaction, SP Wind qualified as a VIE since the structure of the arrangement was similar to a limited partnership and the Class A members did not have substantive kick-out rights against Southern Power. At December 31, 2024, SP Wind had total assets of $2.0 billion, total liabilities of $177 million, and noncontrolling interests of $35 million.

*Other Variable Interest Entities*

Southern Power has other consolidated VIEs that relate to certain subsidiaries that have either sold noncontrolling interests to tax equity investors or acquired less than a 100% interest from facility developers. These entities are considered VIEs because the arrangements are structured similar to a limited partnership and the noncontrolling members do not have substantive kick-out rights.

At December 31, 2025 and 2024, the other VIEs had total assets of $1.6 billion, total liabilities of $236 million and $224 million, respectively, and noncontrolling interests of $617 million and $691 million, respectively. Under the terms of the partnership agreements, distributions of all available cash are required each month or quarter and additional distributions require partner consent.

*Equity Method Investments*

During 2023, Southern Power sold its remaining equity method investments in wind projects and received proceeds totaling $50 million. Earnings (loss) from these investments, including the gains associated with the sales, were immaterial for 2023.

### Southern Company Gas

The carrying amounts of Southern Company Gas' equity method investments at December 31, 2025 and 2024 were as follows:

| Investment Balance | At December 31, 2025 | At December 31, 2024 |
|---|---|---|
| | *(in millions)* | |
| SNG | **$1,148** | $1,245 |
| Other | **34** | 34 |
| Total | **$1,182** | $1,279 |

The earnings from Southern Company Gas' equity method investment related to SNG were $127 million in 2025, $146 million in 2024, and $139 million in 2023. The earnings from Southern Company Gas' other equity method investments were immaterial for all periods presented.

# Notes to Financial Statements

## 8. FINANCING

### Long-term Debt

Details of long-term debt at December 31, 2025 and 2024 are provided in the following table:

| | At December 31, 2025 | | Balance Outstanding at December 31, | |
| --- | --- | --- | --- | --- |
| | Maturity | Weighted Average Interest Rate | 2025 | 2024 |
| | | | (in millions) | |
| **Southern Company** | | | | |
| Senior notes[a] | 2026–2075 | 4.38% | **$49,922** | $44,862 |
| Junior subordinated notes | 2027–2085 | 4.82% | **9,922** | 7,389 |
| FFB loans[b] | 2026–2044 | 2.88% | **4,617** | 4,703 |
| Revenue bonds[c] | 2026–2063 | 3.14% | **3,323** | 3,379 |
| First mortgage bonds[d] | 2026–2065 | 3.93% | **2,925** | 2,775 |
| Medium-term notes | 2026–2027 | 7.03% | **84** | 84 |
| Other long-term debt | 2026–2045 | 4.56% | **603** | 209 |
| Finance lease obligations[e] | | | **768** | 287 |
| Unamortized fair value adjustment | | | **249** | 275 |
| Unamortized debt premium (discount), net | | | **(56)** | (58) |
| Unamortized debt issuance expenses | | | **(488)** | (419) |
| Total long-term debt | | | **71,869** | 63,486 |
| Less: Amount due within one year[a] | | | **6,220** | 4,718 |
| Total long-term debt excluding amount due within one year | | | **$65,649** | $58,768 |
| | | | | |
| **Alabama Power** | | | | |
| Senior notes | 2026–2075 | 4.02% | **$10,725** | $ 9,875 |
| Revenue bonds[c] | 2026–2063 | 3.11% | **1,300** | 1,300 |
| Other long-term debt | 2026–2030 | 5.32% | **65** | 61 |
| Finance lease obligations[e] | | | **12** | 4 |
| Unamortized debt premium (discount), net | | | **(20)** | (19) |
| Unamortized debt issuance expenses | | | **(69)** | (67) |
| Total long-term debt | | | **12,013** | 11,154 |
| Less: Amount due within one year | | | **625** | 655 |
| Total long-term debt excluding amount due within one year | | | **$11,388** | $10,499 |
| | | | | |
| **Georgia Power** | | | | |
| Senior notes | 2026–2074 | 4.48% | **$13,692** | $11,292 |
| Junior subordinated notes | 2077 | 5.00% | **270** | 270 |
| FFB loans[b] | 2026–2044 | 2.88% | **4,617** | 4,703 |
| Revenue bonds[c] | 2026–2062 | 3.16% | **1,923** | 1,968 |
| Other long-term debt | 2026 | 4.59% | **400** | — |
| Finance lease obligations[e] | | | **734** | 261 |
| Unamortized debt premium (discount), net | | | **(17)** | (21) |
| Unamortized debt issuance expenses | | | **(127)** | (123) |
| Total long-term debt | | | **21,492** | 18,350 |
| Less: Amount due within one year | | | **1,370** | 966 |
| Total long-term debt excluding amount due within one year | | | **$20,122** | $17,384 |

## Notes to Financial Statements

| | At December 31, 2025 | | Balance Outstanding at December 31, | |
|---|---|---|---|---|
| | Maturity | Weighted Average Interest Rate | 2025 | 2024 |
| | | | *(in millions)* | |
| **Mississippi Power** | | | | |
| Senior notes | 2026–2055 | 4.40% | $ 1,675 | $ 1,575 |
| Revenue bonds[c] | 2027–2052 | 2.94% | 101 | 111 |
| Finance lease obligations[e] | | | 19 | 14 |
| Unamortized debt premium (discount), net | | | 1 | 2 |
| Unamortized debt issuance expenses | | | (10) | (9) |
| Total long-term debt | | | 1,786 | 1,693 |
| Less: Amount due within one year | | | 66 | 12 |
| Total long-term debt excluding amount due within one year | | | $ 1,720 | $ 1,681 |
| | | | | |
| **Southern Power** | | | | |
| Senior notes[a] | 2026–2046 | 4.65% | $ 2,963 | $ 2,695 |
| Unamortized debt premium (discount), net | | | (6) | (4) |
| Unamortized debt issuance expenses | | | (17) | (11) |
| Total long-term debt | | | 2,940 | 2,680 |
| Less: Amount due within one year[a] | | | 587 | 500 |
| Total long-term debt excluding amount due within one year | | | $ 2,353 | $ 2,180 |
| | | | | |
| **Southern Company Gas** | | | | |
| Senior notes | 2026–2051 | 4.46% | $ 5,999 | $ 5,375 |
| First mortgage bonds[d] | 2026–2065 | 3.93% | 2,925 | 2,775 |
| Medium-term notes | 2026–2027 | 7.03% | 84 | 84 |
| Other long-term debt | 2026–2045 | 3.81% | 68 | 68 |
| Unamortized fair value adjustment | | | 249 | 275 |
| Unamortized debt premium (discount), net | | | (11) | (9) |
| Unamortized debt issuance expenses | | | (40) | (37) |
| Total long-term debt | | | 9,274 | 8,531 |
| Less: Amount due within one year | | | 531 | 302 |
| Total long-term debt excluding amount due within one year | | | $ 8,743 | $ 8,229 |

(a) Includes a fair value gain (loss) related to Southern Power's foreign currency hedge on its euro-denominated senior notes of $23 million at December 31, 2025, which is also included in amount due within one year, and $(45) million at December 31, 2024.

(b) Secured by a first priority lien on (i) Georgia Power's undivided ownership interest in Plant Vogtle Units 3 and 4 (primarily the units, the related real property, and any nuclear fuel loaded in the reactor core) and (ii) Georgia Power's rights and obligations under the principal contracts relating to Plant Vogtle Units 3 and 4. See "DOE Loan Guarantee Borrowings" herein for additional information.

(c) Revenue bond obligations represent loans to the traditional electric operating companies from public authorities of funds derived from sales by such authorities of revenue bonds issued to finance pollution control and solid waste disposal and wastewater facilities. In some cases, the revenue bond obligations represent obligations under installment sales agreements with respect to facilities constructed with the proceeds of revenue bonds issued by public authorities. The traditional electric operating companies are required to make payments sufficient for the authorities to meet principal and interest requirements of such bonds. Proceeds from certain issuances are restricted until qualifying expenditures are incurred.

(d) Secured by substantially all of Nicor Gas' properties.

(e) Secured by the underlying lease ROU asset. See Note 9 for additional information.

# Notes to Financial Statements

Maturities of long-term debt for the next five years are as follows:

| | Southern Company[a] | Alabama Power[b] | Georgia Power[c] | Mississippi Power | Southern Power[d] | Southern Company Gas |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| 2026 | $6,211 | $628 | $1,371 | $ 66 | $564 | $530 |
| 2027 | 3,407 | 552 | 1,017 | 11 | — | 154 |
| 2028 | 5,464 | 108 | 1,619 | 358 | — | 600 |
| 2029 | 1,993 | 1 | 862 | 2 | — | 150 |
| 2030 | 4,103 | 651 | 704 | 52 | 550 | 150 |

(a) See notes (b), (c), and (d) below.

(b) Alabama Power's 2026 maturities include $200 million aggregate principal amount of Series 2023A Floating Rate Senior Notes due May 15, 2073 that are repayable at the option of the holders at certain dates that began in 2024 and $100 million aggregate principal amount of Series 2025B Floating Rate Senior Notes due August 15, 2075 that are repayable at the option of the holders at certain dates beginning in 2026. As a result, the senior notes are classified as securities due within one year on the balance sheets of Southern Company and Alabama Power at December 31, 2025.

(c) Amounts include principal amortization related to the FFB borrowings; however, the final maturity date is February 20, 2044. See "DOE Loan Guarantee Borrowings" herein for additional information. Georgia Power's 2026 maturities include approximately $117 million aggregate principal amount of Series 2024C Floating Rate Senior Notes due November 15, 2074 that are repayable at the option of the holders at certain dates that began in 2025. As a result, the senior notes are classified as securities due within one year on the balance sheets of Southern Company and Georgia Power at December 31, 2025.

(d) Southern Power's 2026 maturities include $564 million of euro-denominated debt at the U.S. dollar-denominated hedge settlement amount.

## DOE Loan Guarantee Borrowings

Pursuant to the loan guarantee program established under Title XVII of the Energy Policy Act of 2005 (Title XVII Loan Guarantee Program), Georgia Power and the DOE entered into a loan guarantee agreement in 2014 and the Amended and Restated Loan Guarantee Agreement in 2019. Under the Amended and Restated Loan Guarantee Agreement, the DOE agreed to guarantee the obligations of Georgia Power under the FFB Credit Facilities. Under the FFB Credit Facilities, Georgia Power was authorized to make term loan borrowings through the FFB in an amount up to approximately $5.130 billion.

In 2021, Georgia Power made the final borrowings under the FFB Credit Facilities and no further borrowings are permitted. During 2025, Georgia Power made principal amortization payments of $86 million under the FFB Credit Facilities. At December 31, 2025 and 2024, Georgia Power had $4.6 billion and $4.7 billion of borrowings outstanding under the FFB Credit Facilities, respectively.

All borrowings under the FFB Credit Facilities are full recourse to Georgia Power, and Georgia Power is obligated to reimburse the DOE for any payments the DOE is required to make to the FFB under its guarantee. Georgia Power's reimbursement obligations to the DOE are secured by a first priority lien on (i) Georgia Power's undivided ownership interest in Plant Vogtle Units 3 and 4 (primarily the units, the related real property, and any nuclear fuel loaded in the reactor core) and (ii) Georgia Power's rights and obligations under the principal contracts relating to Plant Vogtle Units 3 and 4. There are no restrictions on Georgia Power's ability to grant liens on other property.

The final maturity date for each advance under the FFB Credit Facilities is February 20, 2044. Interest is payable quarterly and principal payments began in 2020. Each borrowing under the FFB Credit Facilities bears interest at a fixed rate equal to the applicable U.S. Treasury rate at the time of the borrowing plus a spread equal to 0.375%.

Under the Amended and Restated Loan Guarantee Agreement, Georgia Power is subject to customary borrower affirmative and negative covenants and events of default. In addition, Georgia Power is subject to project-related reporting requirements and other project-specific covenants and events of default.

In the event certain mandatory prepayment events occur, Georgia Power will be required to prepay the outstanding principal amount of all borrowings under the FFB Credit Facilities over a period of five years (with level principal amortization). Among other things, these mandatory prepayment events include (i) loss of necessary governmental approvals for operation of Plant Vogtle Units 3 and 4; (ii) loss of regulation by the Georgia PSC; (iii) cost disallowances by the Georgia PSC that could have a material adverse effect on Georgia Power's ability to repay the outstanding borrowings under the FFB Credit Facilities; (iv) certain material casualty losses or a governmental taking of Plant Vogtle Units 3 and 4; or (v) loss of access to the intellectual property rights necessary to operate Plant Vogtle Units 3 and 4. Under certain circumstances, insurance proceeds and any proceeds from an event of taking must be applied to immediately prepay outstanding borrowings under the FFB Credit Facilities. Georgia Power also may voluntarily prepay outstanding borrowings under the FFB Credit Facilities. Under the FFB Credit Facilities, any prepayment (whether mandatory or optional) will be made with a make-whole premium or discount, as applicable.

See Note 2 under "Georgia Power – Nuclear Construction" for additional information.

## Notes to Financial Statements

### Secured Debt

Each of Southern Company's subsidiaries is organized as a legal entity, separate and apart from Southern Company and its other subsidiaries. There are no agreements or other arrangements among the Southern Company system companies under which the assets of one company have been pledged or otherwise made available to satisfy obligations of Southern Company or any of its other subsidiaries.

As discussed under "Long-term Debt" herein, the Registrants had secured debt outstanding at December 31, 2025 and 2024. Each Registrant's senior notes, junior subordinated notes, revenue bond obligations, bank term loans, credit facility borrowings, and notes payable are effectively subordinated to all secured debt of each respective Registrant.

### Equity Units

In May 2022, Southern Company remarketed $862.5 million aggregate principal amount of its Series 2019A Remarketable Junior Subordinated Notes due August 1, 2024 (2019A RSNs) and $862.5 million aggregate principal amount of its Series 2019B Remarketable Junior Subordinated Notes due August 1, 2027 (2019B RSNs), pursuant to the terms of its 2019 Series A Equity Units (2019 Equity Units). In connection with the remarketing, the interest rates on the 2019A RSNs and the 2019B RSNs were reset to 4.475% and 5.113%, respectively, payable on a semi-annual basis. In August 2022, the proceeds were ultimately used to settle the purchase contracts entered into as part of the 2019 Equity Units and Southern Company issued approximately 25.2 million shares of common stock and received proceeds of $1.725 billion. In August 2024, Southern Company repaid at maturity the $862.5 million 2019A RSNs. At December 31, 2025 and 2024, the 2019B RSNs were included on Southern Company's consolidated balance sheets in long-term debt.

In November 2025, Southern Company issued 40 million 2025 Series A Equity Units (2025 Equity Units), initially in the form of corporate units (Corporate Units), at a stated amount of $50 per Corporate Unit, for a total of $2 billion. Net proceeds from the issuance were approximately $1.965 billion. Southern Company used a portion of the net proceeds to repurchase (i) approximately $674.4 million aggregate principal amount of the Series 2023A 3.875% Convertible Senior Notes due December 15, 2025 (Series 2023A Convertible Senior Notes) and (ii) approximately $342.0 million aggregate principal amount of the Series 2024A 4.50% Convertible Senior Notes due June 15, 2027 (Series 2024A Convertible Senior Notes). See "Convertible Senior Notes" herein for additional information regarding the repurchase of convertible senior notes.

Each Corporate Unit is comprised of (i) a stock purchase contract, which obligates the holder to purchase from Southern Company, no later than December 15, 2028, a certain number of shares of Southern Company's common stock for $50 in cash (Stock Purchase Contract), (ii) a 1/40 undivided beneficial ownership interest in $1,000 principal amount of Southern Company's Series 2025B Remarketable Senior Notes due 2030 (Series 2025B RSNs), and (iii) a 1/40 undivided beneficial ownership interest in $1,000 principal amount of Southern Company's Series 2025C Remarketable Senior Notes due 2033 (together with the Series 2025B RSNs, the 2025 RSNs). Southern Company has agreed to remarket the 2025 RSNs in 2028, at which time each interest rate on the 2025 RSNs will reset at the applicable market rate. Holders may choose to either remarket their 2025 RSNs, receive the proceeds, and use those funds to settle the related Stock Purchase Contract or retain the 2025 RSNs and use other funds to settle the related Stock Purchase Contract. If the remarketing is unsuccessful, holders will have the right to put their 2025 RSNs to Southern Company at a price equal to the principal amount. The Corporate Units carry an annual distribution rate of 7.125% of the stated amount, which is comprised of a quarterly interest payment on the 2025 RSNs of 4.15% per year and a quarterly contract adjustment payment of 2.975% per year.

Each Stock Purchase Contract obligates the holder to purchase, and Southern Company to sell, for $50 a number of shares of Southern Company common stock determined based on the applicable market value (as determined under the related Stock Purchase Contract) in accordance with the conversion ratios set forth below (subject to anti-dilution adjustments):

- If the applicable market value equals or exceeds $116.44, 0.4294 shares.
- If the applicable market value is less than $116.44 but greater than $93.15, a number of shares equal to $50 divided by the applicable market value.
- If the applicable market value is less than or equal to $93.15, 0.5368 shares.

A holder's ownership interest in the 2025 RSNs is pledged to Southern Company to secure the holder's obligation under the related Stock Purchase Contract. If a holder of a Stock Purchase Contract chooses at any time to have its 2025 RSNs released from the pledge, such holder's obligation under such Stock Purchase Contract must be secured by a U.S. Treasury security equal to the aggregate principal amount of the 2025 RSNs. At the time of issuance, the 2025 RSNs were recorded on Southern Company's consolidated balance sheet as long-term debt and the present value of the contract adjustment payments of $173 million was recorded as a liability, representing the obligation to make contract adjustment payments, with an offsetting reduction to paid-in capital. The liability balance at December 31, 2025 was $173 million, of which $59 million was classified as current. The difference of $12 million between the face value and present value of the contract adjustment payments will be accreted to interest expense on the consolidated statements of income over the three-year period ending in 2028. The liability recorded for the contract adjustment payments is considered non-cash and excluded from the consolidated statements of cash flow. To settle the Stock Purchase Contracts, Southern Company will be required to issue a maximum of approximately 21.5 million shares of common stock (subject to anti-dilution adjustments and a make-whole adjustment if certain fundamental changes occur).

## Notes to Financial Statements

### Convertible Senior Notes

In February 2023, Southern Company issued $1.5 billion aggregate principal amount of Series 2023A Convertible Senior Notes. In March 2023, Southern Company issued an additional $225 million aggregate principal amount of the Series 2023A Convertible Senior Notes upon the exercise by the initial purchasers of their over-allotment option.

In May 2024, Southern Company issued $1.5 billion aggregate principal amount of Series 2024A Convertible Senior Notes.

In May 2025, Southern Company issued $1.65 billion aggregate principal amount of Series 2025A 3.25% Convertible Senior Notes due June 15, 2028 (Series 2025A Convertible Senior Notes). Southern Company used a portion of the proceeds from the Series 2025A Convertible Senior Notes to repurchase approximately $781.6 million of the $1.725 billion aggregate principal amount then outstanding of the Series 2023A Convertible Senior Notes and approximately $328.1 million of the $1.5 billion aggregate principal amount then outstanding of the Series 2024A Convertible Senior Notes, in each case, through privately negotiated transactions with a limited number of holders thereof.

In November 2025, using a portion the net proceeds from the 2025 Equity Units, Southern Company repurchased approximately an additional $674.4 million of the remaining approximately $943.4 million aggregate principal amount outstanding of the Series 2023A Convertible Senior Notes and approximately an additional $342.0 million of the remaining approximately $1.172 billion aggregate principal amount outstanding of the Series 2024A Convertible Senior Notes, in each case, through privately negotiated transactions with a limited number of holders thereof. See "Equity Units" herein for additional information.

Southern Company evaluated these repurchases and determined that all of the repurchased notes were accounted for as extinguishment of debt. As a result of these transactions, Southern Company recognized a total loss on extinguishment of debt of $252 million during 2025 within interest expense in the consolidated statements of income.

On December 15, 2025, the Series 2023A Convertible Senior Notes matured and Southern Company settled its related conversion obligations to holders by (i) paying cash in respect of the approximately $269.1 million aggregate principal amount remaining outstanding and (ii) issuing approximately 255 thousand shares of common stock for the excess of its conversion obligation over such principal amount. These shares were recognized at par value in paid-in capital on Southern Company's balance sheets.

Interest on the Series 2024A Convertible Senior Notes and the Series 2025A Convertible Senior Notes is payable semiannually. The Series 2024A Convertible Senior Notes and the Series 2025A Convertible Senior Notes will mature on June 15, 2027 and 2028, respectively, unless earlier converted or repurchased, but are not redeemable at the option of Southern Company. Both the Series 2024A Convertible Senior Notes and the Series 2025A Convertible Senior Notes are direct, unsecured, and unsubordinated obligations of Southern Company, ranking equally with all of Southern Company's other unsecured and unsubordinated indebtedness from time to time outstanding, and are effectively subordinated to all secured indebtedness of Southern Company.

Under the following circumstances, holders may convert their Series 2024A Convertible Senior Notes and their Series 2025A Convertible Senior Notes at their option prior to the close of business on the business day preceding March 15, 2027 and 2028, respectively:

- during any calendar quarter (and only during such calendar quarter), if the last reported sale price of Southern Company's common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the applicable conversion price of the Series 2024A Convertible Senior Notes or the Series 2025A Convertible Senior Notes, as the case may be, on each applicable trading day as determined by Southern Company;
- during the five business day period after any 10 consecutive trading day period (Measurement Period) in which the applicable trading price per $1,000 principal amount of Series 2024A Convertible Senior Notes or Series 2025A Convertible Senior Notes, as the case may be, for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of the common stock and the applicable conversion rate on each such trading day; or
- upon the occurrence of certain corporate events specified in the respective supplemental indentures governing the Series 2024A Convertible Senior Notes and the Series 2025A Convertible Senior Notes.

On or after March 15, 2027 and 2028, for the Series 2024A Convertible Senior Notes and the Series 2025A Convertible Senior Notes, respectively, a holder may convert all or any portion of its Series 2024A Convertible Senior Notes or its Series 2025A Convertible Senior Notes, as the case may be, at any time prior to the close of business on the second scheduled trading day immediately preceding the applicable maturity date regardless of the foregoing conditions.

Southern Company will settle conversions of the Series 2024A Convertible Senior Notes and the Series 2025A Convertible Senior Notes by paying cash up to the aggregate principal amount of the Series 2024A Convertible Senior Notes and the Series 2025A Convertible Senior Notes to be converted and paying or delivering, as the case may be, cash, shares of common stock, or a combination of cash and shares of common stock, at Southern Company's election, in respect of the remainder, if any, of Southern Company's conversion obligation in excess of the aggregate principal amount of the Series 2024A Convertible Senior Notes and the Series 2025A Convertible Senior Notes being converted. The Series 2024A Convertible Senior Notes are initially convertible at a rate of 10.8166 shares of common stock per

## Notes to Financial Statements

$1,000 principal amount converted, which is approximately equal to $92.45 per share of common stock. The Series 2025A Convertible Senior Notes are initially convertible at a rate of 8.8077 shares of common stock per $1,000 principal amount converted, which is approximately equal to $113.54 per share of common stock. These conversion rates will be subject to adjustment upon the occurrence of certain specified events but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change (as defined in the respective supplemental indentures governing the Series 2024A Convertible Senior Notes and the Series 2025A Convertible Senior Notes), Southern Company will, in certain circumstances, increase the applicable conversion rate by a number of additional shares of common stock for conversions in connection with the make-whole fundamental change.

Upon the occurrence of a fundamental change, other than an excluded fundamental change (each as defined in the respective supplemental indentures governing the Series 2024A Convertible Senior Notes and the Series 2025A Convertible Senior Notes), holders of the Series 2024A Convertible Senior Notes and the Series 2025A Convertible Senior Notes may require Southern Company to purchase all or a portion of their Series 2024A Convertible Senior Notes and their Series 2025A Convertible Senior Notes, in principal amounts equal to $1,000 or an integral multiple thereof, for cash at a price equal to 100% of the principal amount of the Series 2024A Convertible Senior Notes and the Series 2025A Convertible Senior Notes to be purchased plus any accrued and unpaid interest.

### Equity Distribution Agreement

In May 2024, Southern Company established an at-the-market program by entering into an equity distribution agreement pursuant to which it may sell, from time to time, up to an aggregate of 50 million shares of its common stock, including through forward sale contracts.

The table below reflects shares of Southern Company common stock sold and settled under separate forward sale contracts with forward purchasers during the years ended December 31, 2025 and 2024.

| Shares Sold | Initial Forward Price Per Share | To be Settled On or Before | Forward Price Per Share Settled | Shares Issued to Settle | Settlement Date |
|---|---|---|---|---|---|
| **Sold during 2024** | | | | | |
| 1,000,000 | $ 86.5645 | December 31, 2025 | $86.8151 | 1,000,000 | December 3, 2025 |
| 1,000,000 | $ 87.9658 | December 31, 2025 | $88.1348 | 1,000,000 | December 3, 2025 |
| 143,920 | $ 83.3293 | December 31, 2025 | $83.0276 | 143,920 | December 3, 2025 |
| | | | | | |
| **Sold during 2025** | | | | | |
| 292,694 | $ 83.3293 | December 31, 2025 | $83.0276 | 292,694 | December 3, 2025 |
| 563,386 | $ 87.9027 | December 31, 2025 | $88.0621 | 563,386 | December 3, 2025 |
| 1,000,000 | $ 88.7502 | June 30, 2026 | $88.8612 | 1,000,000 | December 3, 2025 |
| 1,000,000 | $ 88.7739 | June 30, 2026 | $88.8319 | 1,000,000 | December 3, 2025 |
| 1,000,000 | $ 91.2856 | June 30, 2026 | $91.3995 | 1,000,000 | December 3, 2025 |
| 1,000,000 | $ 89.1444 | June 30, 2026 | $89.1404 | 1,000,000 | December 3, 2025 |
| 1,000,000 | $ 88.8490 | June 30, 2026 | $88.8107 | 1,000,000 | December 3, 2025 |
| 1,000,000 | $ 88.8903 | June 30, 2026 | $88.7905 | 1,000,000 | December 3, 2025 |
| 1,000,000 | $ 90.9196 | June 30, 2026 | $90.8230 | 1,000,000 | December 3, 2025 |
| 1,255,000 | $ 91.0566 | June 30, 2026 | $90.9450 | 1,255,000 | December 3, 2025 |
| 1,324,942 | $ 88.7048 | December 31, 2026 | $88.7684 | 1,324,942 | December 3, 2025 |
| 2,277,113 | $ 88.3227 | December 31, 2026 | $88.2914 | 2,277,113 | December 3, 2025 |
| 3,130,641[(*)] | $ 88.2823 | December 31, 2026 | $88.1976 | 2,060,000 | December 3, 2025 |
| 3,255,866 | $ 89.4692 | December 31, 2026 | N/A | N/A | N/A |
| 3,850,000 | $ 90.6617 | December 31, 2026 | N/A | N/A | N/A |
| 2,470,306 | $ 94.5394 | June 30, 2027 | N/A | N/A | N/A |
| 2,314,487 | $ 92.7805 | June 30, 2027 | N/A | N/A | N/A |
| 1,590,200 | $ 93.4524 | June 30, 2027 | N/A | N/A | N/A |
| 4,000,000 | $ 90.8141 | June 30, 2027 | N/A | N/A | N/A |
| 2,346,903 | $ 91.1610 | June 30, 2027 | N/A | N/A | N/A |
| 2,876,034 | $ 92.2437 | June 30, 2027 | N/A | N/A | N/A |
| 3,015,668 | $ 93.4521 | June 30, 2027 | N/A | N/A | N/A |
| 911,448 | $ 94.2411 | June 30, 2027 | N/A | N/A | N/A |

(*) The total number of shares sold under this forward sale contract is 3,130,641, of which 2,060,000 shares were settled in December 2025. The remaining 1,070,641 shares sold under this contract are subject to be settled at a future date.

## Notes to Financial Statements

As of December 31, 2025, Southern Company had entered into separate forward sale contracts with forward purchasers for a total of 44,618,608 shares of common stock, all of which had been sold by the forward sellers. Of these shares, 16,917,055 shares had been settled under the forward sale contracts in the form of shares at the initial forward price adjusted for interest earned and dividends paid from the forward sale date to the settlement date. The net proceeds from the settlement of these shares were approximately $1.5 billion.

The total number of shares sold remaining under the forward sale contracts subject to be settled at a future date is 27,701,553. Each initial forward price is subject to adjustment under certain specified circumstances as specified in the respective forward sale contracts. Southern Company may settle each of the forward transactions in shares, cash, or net shares.

### Bank Credit Arrangements

At December 31, 2025, committed credit arrangements with banks were as follows:

| Company | Expires 2026 | Expires 2027 | Expires 2029 | Expires 2030 | Total | Unused | Expires within One Year |
|---|---|---|---|---|---|---|---|
| | | | *(in millions)* | | | | |
| Southern Company parent[a] | $ — | $500 | $ — | $2,500 | $3,000 | $2,999 | $ — |
| Alabama Power[b] | 15 | — | 650 | 700 | 1,365 | 1,365 | 15 |
| Georgia Power[c] | — | — | — | 2,050 | 2,050 | 2,042 | — |
| Mississippi Power[a] | — | 125 | — | 150 | 275 | 275 | — |
| Southern Power[a][d] | — | — | — | 600 | 600 | 600 | — |
| Southern Company Gas[e] | — | — | — | 1,600 | 1,600 | 1,598 | — |
| SEGCO | 30 | — | — | — | 30 | 30 | 30 |
| Southern Company | $ 45 | $625 | $650 | $7,600 | $8,920 | $8,909 | $ 45 |

(a) Arrangement expiring in 2030 represents a $3.25 billion combined arrangement for Southern Company, Mississippi Power, and Southern Power allowing for flexible sublimits. Pursuant to the combined facility, the allocations among Southern Company, Mississippi Power, and Southern Power may be adjusted.

(b) Includes $15 million expiring in 2026 at Alabama Property Company, a wholly-owned subsidiary of Alabama Power, of which $15 million was unused at December 31, 2025. Alabama Power is not party to this arrangement.

(c) Georgia Power had $26 million of letters of credit outstanding under an uncommitted letter of credit facility at December 31, 2025.

(d) Does not include Southern Power Company's $75 million and $100 million continuing letter of credit facilities for standby letters of credit, expiring in 2027 and 2028, respectively, of which $17 million and $4 million, respectively, was unused at December 31, 2025. In addition, Southern Power Company had $23 million of letters of credit outstanding under an uncommitted letter of credit facility at December 31, 2025. Southern Power's subsidiaries are not parties to its bank credit arrangements or letter of credit facilities.

(e) Southern Company Gas, as the parent entity, guarantees the obligations of Southern Company Gas Capital, which is the borrower of $800 million of the credit arrangement expiring in 2030. Southern Company Gas' committed credit arrangement expiring in 2030 also includes $800 million for which Nicor Gas is the borrower and which is restricted for working capital needs of Nicor Gas. Pursuant to the multi-year credit arrangement expiring in 2030, the allocations between Southern Company Gas Capital and Nicor Gas may be adjusted. See "Structural Considerations" herein for additional information.

The bank credit arrangements require payment of commitment fees based on the unused portion of the commitments. Commitment fees average less than 1/4 of 1% for the Registrants and Nicor Gas. Subject to applicable market conditions, Southern Company and its subsidiaries expect to renew or replace their bank credit arrangements as needed, prior to expiration. In connection therewith, Southern Company and its subsidiaries may extend the maturity dates and/or increase or decrease the lending commitments thereunder.

These bank credit arrangements, as well as the term loan arrangements of the Registrants, Nicor Gas, and SEGCO, contain covenants that limit debt levels and contain cross-acceleration provisions to other indebtedness (including guarantee obligations) that are restricted only to the indebtedness of the individual company. The cross-acceleration provisions to other indebtedness would trigger an event of default if the applicable borrower defaulted on indebtedness, the payment of which was then accelerated. Southern Company's, Mississippi Power's, Southern Company Gas', and Nicor Gas' credit arrangements contain covenants that limit debt levels to 70% of total capitalization, as defined in the agreements, and the other subsidiaries' bank credit arrangements contain covenants that limit debt levels to 65% of total capitalization, as defined in the agreements. For purposes of these definitions, debt excludes junior subordinated notes and, in certain arrangements, other hybrid securities. Additionally, for Southern Company and Southern Power, for purposes of these definitions, debt excludes any project debt incurred by certain subsidiaries of Southern Power to the extent such debt is non-recourse to Southern Power and capitalization excludes the capital stock or other equity attributable to such subsidiaries. At December 31, 2025, the Registrants, Nicor Gas, and SEGCO were in compliance with all such covenants. None of the bank credit arrangements contain material adverse change clauses at the time of borrowings.

A portion of the unused credit with banks is allocated to provide liquidity support to certain revenue bonds of the traditional electric operating companies and the commercial paper programs of the Registrants, Nicor Gas, and SEGCO. At December 31, 2025, outstanding variable rate demand revenue bonds of the traditional electric operating companies with allocated liquidity support totaled approximately

## Notes to Financial Statements

$1.5 billion (comprised of approximately $796 million at Alabama Power, $667 million at Georgia Power, and $58 million at Mississippi Power). In addition, at December 31, 2025, Alabama Power and Georgia Power had approximately $280 million and $384 million, respectively, of fixed rate revenue bonds outstanding that are required to be remarketed within the next 12 months. Alabama Power's $280 million of fixed rate revenue bonds are classified as securities due within one year on its balance sheets as they are not covered by long-term committed credit. All other variable rate demand revenue bonds and fixed rate revenue bonds required to be remarketed within the next 12 months are classified as long-term debt on the balance sheets as a result of available long-term committed credit.

At both December 31, 2025 and 2024, Southern Power had $106 million of cash collateral posted related to PPA requirements, which is included in other deferred charges and assets on Southern Power's consolidated balance sheets.

### Notes Payable

The Registrants, Nicor Gas, and SEGCO make short-term borrowings primarily through commercial paper programs that have the liquidity support of the committed bank credit arrangements described above under "Bank Credit Arrangements." Southern Power's subsidiaries are not parties or obligors to its commercial paper program. Southern Company Gas maintains commercial paper programs at Southern Company Gas Capital and at Nicor Gas. Nicor Gas' commercial paper program supports working capital needs at Nicor Gas as Nicor Gas is not permitted to make money pool loans to affiliates. All of Southern Company Gas' other subsidiaries benefit from Southern Company Gas Capital's commercial paper program. See "Structural Considerations" herein for additional information.

In addition, Southern Company and certain of its subsidiaries have entered into various bank term loan agreements. Unless otherwise stated, the proceeds of these loans were used to repay existing indebtedness and for general corporate purposes, including working capital and, for the subsidiaries, their continuous construction programs.

Commercial paper and short-term bank term loans are included in notes payable in the balance sheets. Details of short-term borrowings for the applicable Registrants were as follows:

| | Notes Payable at December 31, 2025 | | Notes Payable at December 31, 2024 | |
| --- | --- | --- | --- | --- |
| | Amount Outstanding | Weighted Average Interest Rate | Amount Outstanding | Weighted Average Interest Rate |
| | *(in millions)* | | *(in millions)* | |
| **Southern Company** | | | | |
| Commercial paper | **$722** | **3.9%** | $1,138 | 4.7% |
| Short-term bank debt | **—** | **—** | 200 | 5.3 |
| Total | **$722** | **3.9%** | $1,338 | 4.8% |
| **Georgia Power** | | | | |
| Commercial paper | **$160** | **3.9%** | $   — | —% |
| Short-term bank debt | **—** | **—** | 200 | 5.3 |
| Total | **$160** | **3.9%** | $   200 | 5.3% |
| **Mississippi Power** | | | | |
| Commercial paper | **$  —** | **—%** | $    14 | 4.6% |
| **Southern Power** | | | | |
| Commercial paper | **$138** | **3.9%** | $   — | —% |
| **Southern Company Gas** | | | | |
| Commercial paper: | | | | |
| Southern Company Gas Capital | **$209** | **3.9%** | $   283 | 4.7% |
| Nicor Gas | **216** | **3.9** | 172 | 4.6 |
| Total | **$425** | **3.9%** | $   455 | 4.7% |

See "Bank Credit Arrangements" herein for information on bank term loan covenants that limit debt levels and cross-acceleration or cross-default provisions.

## Notes to Financial Statements

### Outstanding Classes of Capital Stock

#### *Southern Company*

*Common Stock*

Stock Issued

During 2025, Southern Company issued approximately 22.5 million shares of common stock primarily through forward sale contract settlements and dividend reinvestment and employee equity compensation and savings plans.

See "Equity Units" and "Equity Distribution Agreement" herein for additional information.

Shares Reserved

At December 31, 2025, a total of 203 million shares were reserved for issuance pursuant to the Southern Investment Plan, employee savings plans, the Equity and Incentive Compensation Plan (which includes performance share units and restricted stock units as discussed in Note 12), an at-the-market program (including forward sale contracts), and the convertible senior notes (as discussed under "Convertible Senior Notes" herein). Of the shares reserved, 23 million shares are available for awards under the Equity and Incentive Compensation Plan at December 31, 2025.

Diluted Earnings Per Share

For Southern Company, the difference in computing basic and diluted earnings per share (EPS) is attributable to awards outstanding under stock-based compensation plans, forward sale contracts pursuant to the equity distribution agreement, convertible senior notes, and the 2025 Equity Units. EPS dilution resulting from stock-based compensation plans and the forward sale contracts is determined using the treasury stock method, and EPS dilution resulting from the convertible senior notes is determined using the net share settlement method. See Note 12 and "Convertible Senior Notes," "Equity Distribution Agreement," and "Equity Units" herein for additional information. Shares used to compute diluted EPS were as follows:

| | Average Common Stock Shares | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| | *(in millions)* | | |
| As reported shares | **1,103** | 1,096 | 1,092 |
| Effect of stock-based compensation | **5** | 6 | 6 |
| Effect of forward sale contracts | **1** | — | — |
| Diluted shares | **1,109** | 1,102 | 1,098 |

For all periods presented, an immaterial number of stock-based compensation awards was excluded from the diluted EPS calculation because the awards were anti-dilutive.

For 2025 and 2024, the dilution resulting from convertible senior notes was immaterial.

#### *Alabama Power*

Alabama Power has preferred stock, Class A preferred stock, preference stock, and common stock authorized, but only common stock outstanding.

#### *Georgia Power*

Georgia Power has preferred stock, Class A preferred stock, preference stock, and common stock authorized, but only common stock outstanding.

#### *Mississippi Power*

Mississippi Power has preferred stock and common stock authorized, but only common stock outstanding.

### Dividend Restrictions

The income of Southern Company is derived primarily from equity in earnings of its subsidiaries. At December 31, 2025, consolidated retained earnings included $7.5 billion of undistributed retained earnings of the subsidiaries.

The traditional electric operating companies and Southern Power can only pay dividends to Southern Company out of retained earnings or paid-in-capital.

See Note 7 under "Southern Power" for information regarding the distribution requirements for certain Southern Power subsidiaries.

## Notes to Financial Statements

By regulation, Nicor Gas is restricted, up to its retained earnings balance, in the amount it can dividend or loan to affiliates and is not permitted to make money pool loans to affiliates. At December 31, 2025, the amount of Southern Company Gas' subsidiary retained earnings available for dividend payment totaled $1.8 billion.

### Structural Considerations

Since Southern Company and Southern Company Gas are holding companies, the right of Southern Company and Southern Company Gas and, hence, the right of creditors of Southern Company or Southern Company Gas to participate in any distribution of the assets of any respective subsidiary of Southern Company or Southern Company Gas, whether upon liquidation, reorganization, or otherwise, is subject to prior claims of creditors and preferred stockholders of such subsidiary.

Southern Company Gas Capital was established to provide for certain of Southern Company Gas' ongoing financing needs through a commercial paper program, the issuance of various debt, hybrid securities, and other financing arrangements. Southern Company Gas fully and unconditionally guarantees all debt issued by Southern Company Gas Capital. Nicor Gas is not permitted by regulation to make loans to affiliates or utilize Southern Company Gas Capital for its financing needs.

Southern Power Company's senior notes, commercial paper, and bank credit arrangement are unsecured senior indebtedness, which rank equally with all other unsecured and unsubordinated debt of Southern Power Company. Southern Power's subsidiaries are not issuers, borrowers, or obligors, as applicable, under any of these unsecured senior debt arrangements, which are effectively subordinated to any future secured debt of Southern Power Company and any potential claims of creditors of Southern Power's subsidiaries.

## 9. LEASES

### Lessee

The Registrants recognize leases with a term of greater than 12 months on the balance sheet as lease obligations, representing the discounted future fixed payments due, along with ROU assets that will be amortized over the term of each lease.

As lessee, the Registrants lease certain electric generating units (including renewable energy facilities), real estate/land, communication towers, railcars, and other equipment and vehicles. The major categories of lease obligations are as follows:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | | | *(in millions)* | | | |
| **At December 31, 2025** | | | | | | |
| Electric generating units(*) | **$1,064** | **$ 53** | **$1,793** | **$—** | **$ —** | **$ —** |
| Real estate/land | **931** | **3** | **37** | **1** | **541** | **111** |
| Communication towers | **134** | **3** | **5** | **—** | **—** | **20** |
| Railcars | **74** | **39** | **26** | **9** | **—** | **—** |
| Other | **49** | **6** | **3** | **19** | **—** | **—** |
| Total | **$2,252** | **$104** | **$1,864** | **$29** | **$541** | **$131** |
| | | | | | | |
| **At December 31, 2024** | | | | | | |
| Electric generating units(*) | $ 672 | $ 56 | $1,509 | $— | $ — | $ — |
| Real estate/land | 834 | 3 | 45 | 2 | 540 | 20 |
| Communication towers | 118 | 2 | 4 | — | — | 21 |
| Railcars | 64 | 31 | 29 | 4 | — | — |
| Other | 52 | 2 | 2 | 16 | — | — |
| Total | $1,740 | $ 94 | $1,589 | $22 | $540 | $ 41 |

(*) Amounts related to affiliate leases are eliminated in consolidation for Southern Company. See "Contracts that Contain a Lease" herein for additional information.

Real estate/land leases primarily consist of commercial real estate leases at Southern Company, Georgia Power, and Southern Company Gas and various land leases primarily associated with renewable energy facilities at Southern Power. The commercial real estate leases have remaining terms of up to 18 years while the land leases have remaining terms of up to 41 years, including renewal periods.

Communication towers are leased for the installation of equipment to provide cellular phone service to customers and to support the automated meter infrastructure programs at the traditional electric operating companies and Nicor Gas. Communication tower leases have remaining terms of up to 15 years.

## Notes to Financial Statements

Renewal options exist in many of the leases. The expected term used in calculating the lease obligation generally reflects only the noncancelable period of the lease unless it is considered reasonably certain that the lease will be extended. Land leases associated with renewable energy facilities at Southern Power and communication tower leases for automated meter infrastructure at Nicor Gas include renewal periods reasonably certain of exercise resulting in an expected lease term at least equal to the expected life of the renewable energy facilities and the automated meter infrastructure, respectively.

### Contracts that Contain a Lease

While not specifically structured as a lease, some of the PPAs at Alabama Power and Georgia Power are deemed to represent a lease of the underlying electric generating units when the terms of the PPA convey the right to control the use of the underlying assets. Amounts recorded for leases of electric generating units are generally based on the amount of scheduled capacity payments due over the remaining term of the PPA, which varies between three and 22 years. Georgia Power has several PPAs with Southern Power that Georgia Power accounts for as leases with a lease obligation of $782 million and $893 million at December 31, 2025 and 2024, respectively. The amount paid for energy under these affiliate PPAs reflects a price that would be paid in an arm's-length transaction as reviewed and approved by both the Georgia PSC and the FERC. Amounts related to the affiliate PPAs are eliminated in consolidation for Southern Company.

### Short-term Leases

Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Registrants generally recognize lease expense for these leases on a straight-line basis over the lease term.

### Residual Value Guarantees

Residual value guarantees existed primarily in railcar leases at Alabama Power and Georgia Power. The remaining railcar leases containing residual value guarantees expired in 2023 for Alabama Power and in June 2024 for Georgia Power. The amounts probable of being paid under those guarantees were included in the lease payments, and all such amounts were immaterial at December 31, 2024.

### Lease and Nonlease Components

For all asset categories, with the exception of electric generating units, gas pipelines, and real estate leases, the Registrants combine lease payments and any nonlease components, such as asset maintenance, for purposes of calculating the lease obligation and the ROU asset.

Balance sheet amounts recorded for operating and finance leases were as follows:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | | | (in millions) | | | |
| **At December 31, 2025** | | | | | | |
| **Operating Leases** | | | | | | |
| Operating lease ROU assets, net | $1,358 | $86 | $1,120 | $ 9 | $479 | $ 85 |
| Operating lease obligations – current | $ 197 | $14 | $ 170 | $ 4 | $ 31 | $ 8 |
| Operating lease obligations – non-current | 1,287 | 78 | 960 | 6 | 510 | 123 |
| Total operating lease obligations[(*)] | $1,484 | $92 | $1,130 | $10 | $541 | $ 131 |
| **Finance Leases** | | | | | | |
| Finance lease ROU assets, net | $ 742 | $12 | $ 710 | $18 | $ — | $ — |
| Finance lease obligations – current | $ 16 | $ 3 | $ 29 | $ 1 | $ — | $ — |
| Finance lease obligations – non-current | 752 | 9 | 705 | 18 | — | — |
| Total finance lease obligations | $ 768 | $12 | $ 734 | $19 | $ — | $ — |
| | | | | | | |
| **At December 31, 2024** | | | | | | |
| **Operating Leases** | | | | | | |
| Operating lease ROU assets, net | $1,386 | $84 | $1,331 | $ 8 | $484 | $ 38 |
| Operating lease obligations – current | $ 200 | $14 | $ 169 | $ 4 | $ 29 | $ 11 |
| Operating lease obligations – non-current | 1,253 | 76 | 1,159 | 4 | 511 | 30 |
| Total operating lease obligations[(*)] | $1,453 | $90 | $1,328 | $ 8 | $540 | $ 41 |
| **Finance Leases** | | | | | | |
| Finance lease ROU assets, net | $ 254 | $ 4 | $ 227 | $14 | $ — | $ — |
| Finance lease obligations – current | $ 9 | $ 1 | $ 20 | $ 1 | $ — | $ — |
| Finance lease obligations – non-current | 278 | 3 | 241 | 13 | — | — |
| Total finance lease obligations | $ 287 | $ 4 | $ 261 | $14 | $ — | $ — |

(*)  Includes operating lease obligations related to PPAs at Southern Company, Alabama Power, and Georgia Power totaling $486 million, $53 million, and $1.1 billion, respectively, at December 31, 2025 and $567 million, $55 million, and $1.3 billion, respectively, at December 31, 2024.

## Notes to Financial Statements

If not presented separately on the Registrants' balance sheets, amounts related to leases are presented as follows: operating lease ROU assets, net are included in "other deferred charges and assets"; operating lease obligations are included in "other current liabilities" and "other deferred credits and liabilities," as applicable; finance lease ROU assets, net are included in "plant in service"; and finance lease obligations are included in "securities due within one year" and "long-term debt," as applicable.

Lease costs for 2025, 2024, and 2023, which includes both amounts recognized as operations and maintenance expense and amounts capitalized as part of the cost of another asset, were as follows:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | | | *(in millions)* | | | |
| **2025** | | | | | | |
| **Lease cost** | | | | | | |
| Operating lease cost(*) | **$271** | **$19** | **$248** | **$ 5** | **$34** | **$21** |
| Finance lease cost: | | | | | | |
|   Amortization of ROU assets | **13** | **1** | **22** | **1** | **—** | **—** |
|   Interest on lease obligations | **11** | **—** | **12** | **—** | **—** | **—** |
| Total finance lease cost | **24** | **1** | **34** | **1** | **—** | **—** |
| Short-term lease costs | **45** | **22** | **15** | **—** | **—** | **—** |
| Variable lease cost | **52** | **—** | **79** | **—** | **6** | **—** |
| Total lease cost | **$392** | **$42** | **$376** | **$ 6** | **$40** | **$21** |
| | | | | | | |
| **2024** | | | | | | |
| **Lease cost** | | | | | | |
| Operating lease cost(*) | $248 | $19 | $190 | $ 4 | $27 | $12 |
| Finance lease cost: | | | | | | |
|   Amortization of ROU assets | 20 | 2 | 23 | 1 | — | — |
|   Interest on lease obligations | 15 | — | 15 | 1 | — | — |
| Total finance lease cost | 35 | 2 | 38 | 2 | — | — |
| Short-term lease costs | 37 | 15 | 15 | — | — | — |
| Variable lease cost | 48 | (1) | 77 | — | 4 | — |
| Total lease cost | $368 | $35 | $320 | $ 6 | $31 | $12 |
| | | | | | | |
| **2023** | | | | | | |
| **Lease cost** | | | | | | |
| Operating lease cost(*) | $252 | $16 | $192 | $ 5 | $34 | $12 |
| Finance lease cost: | | | | | | |
|   Amortization of ROU assets | 24 | 2 | 19 | 1 | — | — |
|   Interest on lease obligations | 14 | — | 17 | — | — | — |
| Total finance lease cost | 38 | 2 | 36 | 1 | — | — |
| Short-term lease costs | 40 | 16 | 16 | — | — | — |
| Variable lease cost | 47 | — | 74 | — | 4 | — |
| Total lease cost | $377 | $34 | $318 | $ 6 | $38 | $12 |

(*) Includes operating lease costs related to PPAs at Southern Company, Alabama Power, and Georgia Power totaling $113 million, $5 million, and $222 million, respectively, in 2025, $108 million, $5 million, and $168 million, respectively, in 2024, and $112 million, $4 million, and $174 million, respectively, in 2023.

Georgia Power has variable lease payments that are based on the amount of energy produced by certain renewable generating facilities subject to PPAs, including $49 million, $45 million, and $42 million in 2025, 2024, and 2023, respectively, from finance leases which are included in purchased power on Georgia Power's statements of income, of which $23 million, $22 million, and $21 million was included in purchased power, affiliates in 2025, 2024, and 2023, respectively.

## Notes to Financial Statements

Other information with respect to cash and noncash activities related to leases, as well as weighted-average lease terms and discount rates, is as follows:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | | | *(in millions)* | | | |
| **2025** | | | | | | |
| **Other information** | | | | | | |
| Cash paid for amounts included in the measurements of lease obligations: | | | | | | |
| Operating cash flows from operating leases | $270 | $19 | $257 | $ 4 | $33 | $13 |
| Operating cash flows from finance leases | 11 | — | 17 | — | — | — |
| Financing cash flows from finance leases | 21 | 2 | 32 | 1 | — | — |
| ROU assets obtained under operating leases | 168 | 16 | 18 | 6 | 2 | 61 |
| ROU assets obtained under finance leases | 509 | 10 | 513 | 6 | — | — |
| **2024** | | | | | | |
| **Other information** | | | | | | |
| Cash paid for amounts included in the measurements of lease obligations: | | | | | | |
| Operating cash flows from operating leases | $243 | $19 | $186 | $ 4 | $33 | $12 |
| Operating cash flows from finance leases | 15 | — | 21 | — | — | — |
| Financing cash flows from finance leases | 11 | 2 | 23 | 1 | — | — |
| ROU assets obtained under operating leases | 146 | 11 | 609 | — | 10 | 1 |
| Reassessment of ROU assets under operating leases | (7) | — | — | — | (7) | — |
| ROU assets obtained under finance leases | 1 | — | 44 | — | — | — |
| **2023** | | | | | | |
| **Other information** | | | | | | |
| Cash paid for amounts included in the measurements of lease obligations: | | | | | | |
| Operating cash flows from operating leases | $253 | $17 | $199 | $ 5 | $33 | $12 |
| Operating cash flows from finance leases | 15 | — | 22 | — | — | — |
| Financing cash flows from finance leases | 18 | 2 | 16 | 1 | — | — |
| ROU assets obtained under operating leases | 100 | 30 | 26 | 1 | 7 | 7 |
| ROU assets obtained under finance leases | 3 | 3 | 18 | — | — | — |

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| **At December 31, 2025** | | | | | | |
| **Weighted-average remaining lease term in years:** | | | | | | |
| Operating leases | 16.0 | 9.7 | 7.0 | 4.6 | 31.4 | 10.9 |
| Finance leases | 19.8 | 3.4 | 18.1 | 10.1 | N/A | N/A |
| **Weighted-average discount rate:** | | | | | | |
| Operating leases | 4.88% | 5.07% | 4.82% | 4.58% | 4.96% | 5.30% |
| Finance leases | 5.38% | 4.38% | 5.68% | 3.78% | N/A | N/A |
| **At December 31, 2024** | | | | | | |
| **Weighted-average remaining lease term in years:** | | | | | | |
| Operating leases | 16.4 | 10.2 | 7.9 | 4.3 | 32.3 | 6.8 |
| Finance leases | 16.0 | 2.7 | 10.1 | 10.9 | N/A | N/A |
| **Weighted-average discount rate:** | | | | | | |
| Operating leases | 4.73% | 5.04% | 4.73% | 3.83% | 4.88% | 3.84% |
| Finance leases | 4.86% | 4.05% | 5.8% | 2.74% | N/A | N/A |

## Notes to Financial Statements

Maturities of lease liabilities are as follows:

| | At December 31, 2025 | | | | | |
|---|---|---|---|---|---|---|
| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
| | *(in millions)* | | | | | |
| **Maturity Analysis** | | | | | | |
| Operating leases: | | | | | | |
| 2026 | $ 233 | $ 18 | $ 221 | $ 4 | $ 33 | $ 9 |
| 2027 | 217 | 15 | 218 | 2 | 29 | 15 |
| 2028 | 202 | 11 | 216 | 2 | 30 | 16 |
| 2029 | 168 | 9 | 195 | 1 | 30 | 15 |
| 2030 | 118 | 9 | 111 | 1 | 30 | 16 |
| Thereafter | 1,294 | 56 | 378 | 1 | 954 | 110 |
| Total | 2,232 | 118 | 1,339 | 11 | 1,106 | 181 |
| Less: Present value discount | 748 | 26 | 209 | 1 | 565 | 50 |
| Operating lease obligations | $1,484 | $ 92 | $1,130 | $10 | $ 541 | $131 |
| Finance leases: | | | | | | |
| 2026 | $ 33 | $ 3 | $ 47 | $ 2 | $ — | $ — |
| 2027 | 32 | 2 | 47 | 2 | — | — |
| 2028 | 44 | 2 | 59 | 2 | — | — |
| 2029 | 65 | 1 | 82 | 2 | — | — |
| 2030 | 67 | 1 | 63 | 2 | — | — |
| Thereafter | 1,130 | 6 | 985 | 14 | — | — |
| Total | 1,371 | 15 | 1,283 | 24 | — | — |
| Less: Present value discount | 603 | 3 | 549 | 5 | — | — |
| Finance lease obligations | $ 768 | $ 12 | $ 734 | $19 | $ — | $ — |

Payments made under PPAs at Georgia Power for energy generated from certain renewable energy facilities accounted for as operating and finance leases are considered variable lease costs and are therefore not reflected in the above maturity analysis.

At December 31, 2025, Georgia Power has one affiliate PPA with Southern Power that has not yet commenced and will be accounted for as a lease. The PPA has a term of 10 years and is expected to commence in 2028. The estimated total obligation associated with this PPA is $63 million.

## Lessor

The Registrants are each considered lessors in various arrangements that have been determined to contain a lease due to the customer's ability to control the use of the underlying asset owned by the applicable Registrant. For the traditional electric operating companies, these arrangements consist of outdoor lighting contracts accounted for as operating leases with initial terms of up to 10 years, after which the contracts renew on a month-to-month basis at the customer's option. For Alabama Power and Georgia Power, these arrangements also include PPAs related to electric generating units accounted for as operating leases with remaining terms of one year and up to 14 years, respectively. For Mississippi Power, these arrangements also include a tolling arrangement related to an electric generating unit accounted for as a sales-type lease with a remaining term of 13 years. For Southern Power, these arrangements consist of PPAs related to electric generating units accounted for as operating leases with remaining terms of up to 21 years and PPAs related to battery energy storage facilities accounted for as sales-type leases with remaining terms of up to 16 years. Southern Company Gas is the lessor in operating leases related to gas pipelines with remaining terms of up to 17 years. For Southern Company, these arrangements also include PPAs related to fuel cells accounted for as operating leases with remaining terms of up to eight years.

## Notes to Financial Statements

Lease income for 2025, 2024, and 2023 was as follows:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| **2025** | | | | | | |
| Lease income – interest income on sales-type leases | **$ 23** | **$ —** | **$ —** | **$14** | **$ 9** | **$ —** |
| Lease income – operating leases | **145** | **7** | **29** | **3** | **148** | **36** |
| Variable lease income | **408** | **1** | **—** | **—** | **442** | **—** |
| Total lease income | **$576** | **$ 8** | **$29** | **$17** | **$599** | **$36** |
| | | | | | | |
| **2024** | | | | | | |
| Lease income – interest income on sales-type leases | $ 24 | $ — | $ — | $15 | $ 9 | $ — |
| Lease income – operating leases | 136 | 9 | 28 | 3 | 88 | 36 |
| Variable lease income | 417 | 1 | — | — | 450 | — |
| Total lease income | $577 | $10 | $28 | $18 | $547 | $36 |
| | | | | | | |
| **2023** | | | | | | |
| Lease income – interest income on sales-type leases | $ 24 | $ — | $ — | $14 | $ 10 | $ — |
| Lease income – operating leases | 164 | 35 | 29 | 2 | 85 | 37 |
| Variable lease income | 406 | 1 | — | — | 437 | — |
| Total lease income | $594 | $36 | $29 | $16 | $532 | $37 |

As part of its acquisition of the Lindsay Hill Generating Station, Alabama Power assumed an existing power sales agreement under which the full output of the generating facility remains committed to a non-affiliated third party through April 2027. These revenues are included above as lease income from operating leases. See Note 15 under "Alabama Power" for additional information.

Lease payments received under tolling arrangements and PPAs consist of either scheduled payments or variable payments based on the amount of energy produced by the underlying electric generating units. Lease income related to PPAs is included in wholesale revenues for Alabama Power, Georgia Power, and Southern Power. Scheduled payments to be received under outdoor lighting contracts' initial terms, tolling arrangements, and PPAs accounted for as leases are presented in the following maturity analyses.

The undiscounted cash flows expected to be received for in-service leased assets under the leases are as follows:

| | At December 31, 2025 | | |
|---|---|---|---|
| | Southern Company | Mississippi Power | Southern Power |
| | *(in millions)* | | |
| 2026 | $ 39 | $ 23 | $ 15 |
| 2027 | 38 | 22 | 15 |
| 2028 | 37 | 21 | 15 |
| 2029 | 36 | 20 | 15 |
| 2030 | 34 | 19 | 15 |
| Thereafter | 270 | 114 | 155 |
| Total undiscounted cash flows | $454 | $219 | $230 |
| Net investment in sales-type lease[*] | 286 | 130 | 152 |
| Difference between undiscounted cash flows and discounted cash flows | $168 | $ 89 | $ 78 |

(*) For Mississippi Power, included in other current assets ($10 million and $10 million at December 31, 2025 and 2024, respectively) and other property and investments ($120 million and $129 million at December 31, 2025 and 2024, respectively) on the balance sheets. For Southern Power, included in other current assets ($15 million and $15 million at December 31, 2025 and 2024, respectively) and net investment in sales-type leases ($137 million and $143 million at December 31, 2025 and 2024, respectively) on the balance sheets.

## Notes to Financial Statements

The undiscounted cash flows to be received under operating leases and contracts accounted for as operating leases are as follows:

| | At December 31, 2025 | | | |
| | Southern Company | Alabama Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|
| | (in millions) | | | |
| 2026 | $ 119 | $ 6 | $ 148 | $ 35 |
| 2027 | 111 | 5 | 150 | 28 |
| 2028 | 111 | 4 | 161 | 28 |
| 2029 | 116 | 4 | 164 | 28 |
| 2030 | 115 | 3 | 103 | 28 |
| Thereafter | 554 | 34 | 400 | 299 |
| Total | $1,126 | $56 | $1,126 | $446 |

Southern Power receives payments for renewable energy under PPAs accounted for as operating leases that are considered contingent rents and are therefore not reflected in the table above. Alabama Power and Southern Power allocate revenue to the nonlease components of PPAs based on the stand-alone selling price of capacity and energy. The undiscounted cash flows to be received under contracts accounted for as operating leases at Georgia Power and Mississippi Power are immaterial.

### Southern Company Leveraged Lease

At December 31, 2025, a subsidiary of Southern Holdings had one leveraged lease agreement, which relates to energy generation, with an expected remaining term of six years. Southern Company receives federal income tax deductions for depreciation and amortization, as well as interest on long-term debt, related to this investment. Southern Company wrote off the related investment balance in 2020 following an evaluation of the recoverability of the lease receivable and the expected residual value of the generation assets at the end of the lease.

In June 2022, the Southern Holdings subsidiary operating the generating plant for the lessee provided notice to the lessee to terminate the related operating and maintenance agreement effective June 30, 2023. Subsequently, the lessee failed to make the semi-annual lease payment due in December 2022. As a result, the Southern Holdings subsidiary was unable to make its corresponding payment to the holders of the underlying non-recourse debt related to the generation assets. The parties to the lease entered into forbearance agreements which suspended the related contractual rights of the parties while they continued restructuring negotiations, during which the termination date for the operating and maintenance agreement was delayed until July 31, 2023. The negotiations were completed in July 2023, resulting in the Southern Holdings subsidiary agreeing to continue operating the plant for the lessee until the lessee's associated power off-take agreement ends in 2032, subject to certain terms and conditions. The restructuring had no material impact on Southern Company's financial statements. Southern Company will continue to monitor the operational performance of the underlying assets and evaluate the ability of the lessee to continue to meet its obligations, including those associated with a future closure or retirement of the generation assets and associated properties, including the dry ash landfill.

### 10. INCOME TAXES

Southern Company files a consolidated federal income tax return, and the Registrants file various state income tax returns, some of which are combined or unitary. Under a joint consolidated income tax allocation agreement, each Southern Company subsidiary's current and deferred tax expense is computed on a stand-alone basis, and each subsidiary is allocated an amount of tax similar to that which would be paid if it filed a separate income tax return except for certain credit utilization and state apportionment results. In accordance with IRS regulations, each company is jointly and severally liable for the federal tax liability.

## Notes to Financial Statements

### Current and Deferred Income Taxes

Details of income tax provisions are as follows:

| | 2025 | | | | | |
|---|---|---|---|---|---|---|
| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
| | *(in millions)* | | | | | |
| **Federal —** | | | | | | |
| Current | $139 | $ 110 | $ 99 | $57 | $ 71 | $ 28 |
| Deferred | 399 | 192 | 346 | (6) | (133) | 98 |
| Total federal | 538 | 302 | 445 | 51 | (62) | 126 |
| **State —** | | | | | | |
| Current | 94 | 95 | 32 | (1) | (3) | 32 |
| Deferred | 196 | 28 | 125 | 15 | 4 | 24 |
| Total state | 290 | 123 | 157 | 14 | 1 | 56 |
| Total | $828 | $ 425 | $602 | $65 | $ (61) | $182 |

| | 2024 | | | | | |
|---|---|---|---|---|---|---|
| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
| | *(in millions)* | | | | | |
| **Federal —** | | | | | | |
| Current | $221 | $ 357 | $200 | $ 32 | $(112) | $ 84 |
| Deferred | 387 | (111) | 211 | 2 | 106 | 86 |
| Total federal | 608 | 246 | 411 | 34 | (6) | 170 |
| **State —** | | | | | | |
| Current | 152 | 103 | 52 | (1) | 6 | 42 |
| Deferred | 209 | 11 | 140 | 14 | (13) | 46 |
| Total state | 361 | 114 | 192 | 13 | (7) | 88 |
| Total | $969 | $ 360 | $603 | $ 47 | $ (13) | $258 |

| | 2023 | | | | | |
|---|---|---|---|---|---|---|
| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
| | *(in millions)* | | | | | |
| **Federal —** | | | | | | |
| Current | $ 54 | $ 242 | $205 | $ 49 | $(320) | $ 62 |
| Deferred | 299 | (257) | 195 | (26) | 334 | 68 |
| Total federal | 353 | (15) | 400 | 23 | 14 | 130 |
| **State —** | | | | | | |
| Current | 41 | 82 | 37 | 1 | (1) | 24 |
| Deferred | 102 | 14 | 11 | 12 | (1) | 57 |
| Total state | 143 | 96 | 48 | 13 | (2) | 81 |
| Total | $496 | $ 81 | $448 | $ 36 | $ 12 | $211 |

Southern Company's and Southern Power's ITCs and PTCs generated in the current tax year and carried forward from prior tax years that cannot be utilized or transferred in the current tax year are reclassified from current to deferred taxes in federal income tax expense in the tables above. Southern Power's ITCs and PTCs reclassified in this manner were $95 million for 2025 and were immaterial for 2024 and 2023. See "Cash Paid for Income Taxes" and "Deferred Tax Assets and Liabilities" herein for additional information.

## Notes to Financial Statements

Under current tax law, certain projects are eligible for ITCs. The Registrants use the deferral method to account for federal and state ITCs, whereby the ITCs are recorded as a deferred credit and amortized to income tax expense over the useful life of the respective asset. In accordance with regulatory requirements, certain state ITCs at Georgia Power are recognized as an income tax benefit in the year the credit is generated through the establishment of a regulatory asset. ITCs amortized in 2025, 2024, and 2023 were immaterial for the traditional electric operating companies and Southern Company Gas and were as follows for Southern Company and Southern Power:

| | Southern Company | Southern Power |
|---|---|---|
| | (in millions) | |
| 2025 | $ 84 | $58 |
| 2024 | 109 | 58 |
| 2023 | 84 | 58 |

When Southern Company recognizes tax credits, the tax basis of the asset is reduced by 50% of the ITCs received, which, together with the deferred credit, results in a net deferred tax asset. Southern Power has elected to recognize the tax benefit of this basis difference as a reduction to income tax expense in the year in which the plant reaches commercial operation.

Georgia Power's state ITCs and other state credits, which are recognized in the period in which the credits are generated, reduced Georgia Power's income tax expense by $31 million in 2025, $44 million in 2024, and $49 million in 2023.

Southern Power's federal and state PTCs, which are recognized in the period in which the credits are generated, reduced Southern Power's income tax expense by $33 million in 2025, $32 million in 2024, and $26 million in 2023.

### Cash Paid for Income Taxes

The following table disaggregates income taxes paid, excluding credit transfers, (net of refunds) by federal, state, and foreign taxes for the periods presented:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | (in millions) | | | | | |
| **2025** | | | | | | |
| Federal | $170 | $150 | $ 53 | $43 | $ 162 | $ 9 |
| State | 114 | 93 | 76 | (1) | (14) | 20 |
| Total cash taxes paid | $284 | $243 | $129 | $42 | $ 148 | $ 29 |
| **2024** | | | | | | |
| Federal | $123 | $289 | $ (21) | $51 | $ (22) | $ 53 |
| State | 53 | 98 | 7 | — | (10) | 6 |
| Total cash taxes paid (received) | $176 | $387 | $ (14) | $51 | $ (32) | $ 59 |
| **2023** | | | | | | |
| Federal | $ 78 | $256 | $178 | $52 | $(252) | $ 71 |
| State | 51 | 59 | 42 | — | (2) | 20 |
| Foreign | 3 | — | — | — | — | — |
| Total cash taxes paid (received) | $132 | $315 | $220 | $52 | $(254) | $ 91 |

## Notes to Financial Statements

Income taxes paid (net of refunds) exceeded 5% of total income taxes paid (net of refunds) in the following jurisdictions for the periods presented:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | | | *(in millions)* | | | |
| **2025** | | | | | | |
| State — | | | | | | |
| Alabama | **$ 92** | **$91** | $ (*) | $(*) | $ (*) | $ (*) |
| Georgia | (*) | (*) | **74** | (*) | **(11)** | (*) |
| Oklahoma | (*) | (*) | (*) | (*) | **(9)** | (*) |
| Illinois | **20** | (*) | (*) | (*) | (*) | **20** |
| **2024** | | | | | | |
| State — | | | | | | |
| Alabama | $ 99 | $98 | $ (*) | $(*) | $ (*) | $ (*) |
| Georgia | (35) | (*) | 7 | (*) | 6 | 7 |
| Oklahoma | (18) | (*) | (*) | (*) | (18) | (*) |
| **2023** | | | | | | |
| State — | | | | | | |
| Alabama | $ 60 | $57 | $ (*) | $(*) | $ (*) | $ (*) |
| Georgia | (13) | (*) | 42 | (*) | (*) | 8 |
| Oklahoma | (9) | (*) | (*) | (*) | (*) | (*) |
| Illinois | 13 | (*) | (*) | (*) | (*) | 13 |

(*) Jurisdiction is either not applicable or below the threshold for the period presented.

Southern Power, in 2025, paid back $95 million and, in 2024 and 2023, received $71 million and $332 million, respectively, of cash related to federal ITCs under renewable energy initiatives. See "Deferred Tax Assets and Liabilities" herein for additional information.

Alabama Power, Georgia Power, and Southern Power have entered into transferability agreements with non-affiliated parties to sell ITCs and PTCs at a discount to the generated credit value in 2024, 2025, and 2026. During 2025, Alabama Power, Georgia Power, and Southern Power received cash of $80 million, $64 million, and $24 million, respectively, from credits transferred. During 2024, Georgia Power and Southern Power received cash of $11 million and $24 million, respectively, from credits transferred. The discount is recorded as a reduction in tax credits recognized in the financial statements and does not have a material impact on results of operations. The Southern Company system continues to explore the ability to efficiently monetize its tax credits through third-party transfer agreements.

Pursuant to the Vogtle Joint Ownership Agreements, Georgia Power paid $156 million in 2025, $131 million in 2024, and $39 million in 2023 to the other Vogtle Owners for advanced nuclear PTCs for Plant Vogtle Unit 3 and 4, which were utilized and not reflected as a reduction to current income tax expense. The gains recognized in all periods were recorded in income tax benefit and were immaterial.

### Effective Tax Rate

Southern Company's effective tax rate is typically lower than the statutory rate due to the flowback of excess deferred income taxes at the regulated utilities, federal income tax benefits from ITCs and PTCs primarily at Southern Power, Georgia Power, and Alabama Power, and non-taxable AFUDC equity at the traditional electric operating companies.

## Notes to Financial Statements

A reconciliation of the federal statutory income tax rate to the effective income tax (benefit) rate is as follows:

### 2025

| | Southern Company | | Alabama Power | | Georgia Power | | Mississippi Power | | Southern Power | | Southern Company Gas | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | *(in millions, except percentages)* | | | | | | | | | | | |
| Federal statutory rate | $1,050 | 21.0% | $408 | 21.0% | $725 | 21.0% | $59 | 21.0% | $(22) | (21.0%) | $192 | 21.0% |
| State and local income tax, net of federal income tax effect[*] | 254 | 5.1 | 97 | 5.0 | 149 | 4.3 | 11 | 4.0 | 1 | 1.0 | 44 | 4.8 |
| Tax credits — | | | | | | | | | | | | |
|   Amortization of ITCs | (56) | (1.1) | (2) | (0.1) | (2) | (0.1) | — | — | (46) | (43.7) | — | — |
|   Federal PTCs | (166) | (3.3) | — | — | (137) | (4.0) | — | — | (28) | (26.8) | — | — |
|   Other | (2) | — | (1) | — | (1) | — | — | — | — | — | — | — |
| Nontaxable or nondeductible items — | | | | | | | | | | | | |
|   AFUDC equity | (67) | (1.3) | (14) | (0.7) | (52) | (1.5) | — | — | — | — | — | — |
|   Other | 19 | 0.4 | 12 | 0.6 | 21 | 0.6 | 2 | 0.6 | — | — | (5) | (0.5) |
| Changes in unrecognized tax benefits | (26) | (0.5) | — | — | (26) | (0.7) | — | — | — | — | — | — |
| Other adjustments — | | | | | | | | | | | | |
|   Noncontrolling interests | 36 | 0.7 | — | — | — | — | — | — | 36 | 33.9 | — | — |
|   Federal flowback of excess deferreds | (170) | (3.4) | (58) | (3.0) | (57) | (1.7) | (5) | (1.9) | — | — | (45) | (4.9) |
|   Other | (44) | (1.0) | (17) | (0.9) | (18) | (0.5) | (2) | (0.5) | (2) | (1.2) | (4) | (0.5) |
| **Effective income tax (benefit) rate** | **$ 828** | **16.6%** | **$425** | **21.9%** | **$ 602** | **17.4%** | **$65** | **23.2%** | **$(61)** | **(57.8%)** | **$182** | **19.9%** |

(*) The following states made up the majority (greater than 50%) of the tax effect in this category: for Southern Company and Georgia Power, Georgia; for Alabama Power, Alabama; for Mississippi Power, Mississippi; for Southern Power, Alabama, California, Delaware, Georgia, North Carolina, Oklahoma, and Tennessee; and for Southern Company Gas, Illinois.

### 2024

| | Southern Company | | Alabama Power | | Georgia Power | | Mississippi Power | | Southern Power | | Southern Company Gas | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | *(in millions, except percentages)* | | | | | | | | | | | |
| Federal statutory rate | $1,098 | 21.0% | $370 | 21.0% | $661 | 21.0% | $ 52 | 21.0% | $ 36 | 21.0% | $209 | 21.0% |
| State and local income tax, net of federal income tax effect[*] | 305 | 5.8 | 89 | 5.0 | 184 | 5.9 | 11 | 4.4 | (4) | (2.3) | 62 | 6.2 |
| Foreign tax effects | 6 | 0.1 | — | — | — | — | — | — | — | — | — | — |
| Effect of cross-border tax laws | (1) | — | — | — | — | — | — | — | — | — | — | — |
| Tax credits — | | | | | | | | | | | | |
|   Amortization of ITCs | (61) | (1.2) | (1) | (0.1) | (7) | (0.2) | — | — | (46) | (26.4) | — | — |
|   Federal PTCs | (147) | (2.8) | (1) | (0.1) | (116) | (3.7) | — | — | (30) | (17.2) | — | — |
|   Other | (3) | (0.1) | (1) | — | (1) | — | — | — | — | — | — | — |
| Nontaxable or nondeductible items — | | | | | | | | — | | | | |
|   AFUDC equity | (44) | (0.8) | (12) | (0.7) | (32) | (1.0) | — | — | — | — | — | — |
|   Other | 30 | 0.6 | 12 | 0.7 | 26 | 0.8 | 1 | 0.6 | 1 | 0.2 | 1 | 0.1 |
| Changes in unrecognized tax benefits — | | | | | | | | | | | | |
|   State changes in unrecognized tax benefits from prior periods, net of federal income tax effect | (25) | (0.5) | — | — | (33) | (1.0) | — | — | — | — | 8 | 0.8 |
| Other adjustments — | | | | | | | | | | | | |
|   Noncontrolling interests | 30 | 0.6 | — | — | — | — | — | — | 30 | 17.1 | — | — |
|   Federal flowback of excess deferreds | (206) | (3.9) | (94) | (5.3) | (70) | (2.2) | (16) | (6.5) | — | — | (22) | (2.2) |
|   Other | (13) | (0.3) | (2) | (0.1) | (9) | (0.4) | (1) | (0.3) | — | — | — | (0.1) |
| **Effective income tax (benefit) rate** | **$ 969** | **18.5%** | **$360** | **20.4%** | **$ 603** | **19.2%** | **$ 47** | **19.2%** | **$(13)** | **(7.6%)** | **$258** | **25.8%** |

(*) The following states made up the majority (greater than 50%) of the tax effect in this category: for Southern Company and Georgia Power, Georgia; for Alabama Power, Alabama; for Mississippi Power, Mississippi; for Southern Power, Georgia and Oklahoma; and for Southern Company Gas, Illinois.

## Notes to Financial Statements

| | 2023 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Southern Company | | Alabama Power | | Georgia Power | | Mississippi Power | | Southern Power | | Southern Company Gas |
| | *(in millions, except percentages)* | | | | | | | | | | |
| Federal statutory rate | $ 912 | 21.0% | $ 305 | 21.0% | $ 531 | 21.0% | $ 47 | 21.0% | $ 51 | 21.0% | $174 | 21.0% |
| State and local income tax, net of federal income tax effect[*] | 117 | 2.7 | 75 | 5.2 | 45 | 1.8 | 11 | 4.9 | (2) | (0.7) | 62 | 7.6 |
| Tax credits — | | | | | | | | | | | | |
|   Amortization of ITCs | (56) | (1.3) | (1) | (0.1) | (2) | (0.1) | — | — | (46) | (19.0) | — | — |
|   Federal PTCs | (52) | (1.2) | — | — | (35) | (1.4) | — | — | (18) | (7.4) | — | — |
|   Other | (4) | (0.1) | (2) | (0.1) | (2) | (0.1) | — | — | — | — | — | — |
| Nontaxable or nondeductible items — | | | | | | | | | | | | |
|   AFUDC equity | (48) | (1.1) | (17) | (1.2) | (31) | (1.2) | — | — | — | — | — | — |
|   Other | 23 | 0.5 | 14 | 1.0 | 21 | 0.8 | 1 | 0.5 | 1 | 0.4 | 1 | 0.1 |
| Changes in unrecognized tax benefits | (5) | (0.1) | — | — | (6) | (0.2) | — | — | — | — | 2 | 0.2 |
| Other adjustments — | | | | | | | | | | | | |
|   Noncontrolling interests | 27 | 0.6 | — | — | — | — | — | — | 27 | 11.1 | — | — |
|   Federal flowback of excess deferreds | (401) | (9.2) | (287) | (19.8) | (64) | (2.6) | (23) | (10.2) | — | — | (22) | (2.6) |
|   Other | (17) | (0.4) | (6) | (0.4) | (9) | (0.2) | — | — | (1) | (0.3) | (6) | (0.7) |
| Effective income tax rate | $ 496 | 11.4% | $ 81 | 5.6% | $448 | 17.8% | $ 36 | 16.2% | $ 12 | 5.1% | $211 | 25.6% |

(*) The following states made up the majority (greater than 50%) of the tax effect in this category: for Southern Company and Alabama Power, Alabama; for Georgia Power, Georgia; for Mississippi Power, Mississippi; for Southern Power, Georgia and Oklahoma; and for Southern Company Gas, Illinois.

## Notes to Financial Statements

**Deferred Tax Assets and Liabilities**

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements of the Registrants and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

| | At December 31, 2025 | | | | | |
|---|---|---|---|---|---|---|
| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
| | *(in millions)* | | | | | |
| Deferred tax liabilities — | | | | | | |
| Accelerated depreciation | $10,234 | $2,641 | $4,035 | $363 | $1,345 | $1,675 |
| Property basis differences | 3,090 | 1,394 | 1,099 | 177 | — | 418 |
| Employee benefit obligations | 1,223 | 434 | 501 | 66 | 15 | 64 |
| AROs | 710 | 422 | 242 | — | — | — |
| Under recovered fuel and natural gas costs | 195 | 45 | 135 | 15 | — | — |
| Regulatory assets — | | | | | | |
| AROs | 1,809 | 590 | 1,191 | 28 | — | — |
| Employee benefit obligations | 699 | 190 | 221 | 34 | — | 33 |
| Remaining book value of retired assets | 395 | 229 | 161 | 5 | — | — |
| Storm damage reserves | 236 | — | 236 | — | — | — |
| Premium on reacquired debt | 53 | 8 | 44 | 1 | — | — |
| Other | 644 | 141 | 211 | 32 | 26 | 175 |
| Total deferred income tax liabilities | 19,288 | 6,094 | 8,076 | 721 | 1,386 | 2,365 |
| Deferred tax assets — | | | | | | |
| AROs | 2,519 | 1,012 | 1,433 | 28 | — | — |
| ITC and PTC carryforwards | 1,427 | 31 | 683 | 2 | 481 | — |
| Employee benefit obligations | 837 | 188 | 261 | 47 | 17 | 77 |
| Estimated loss on plants under construction | 679 | — | 679 | — | — | — |
| Estimated loss on regulatory disallowance | 38 | — | — | — | — | 38 |
| Other state deferred tax attributes | 346 | — | 25 | 211 | 48 | 12 |
| Federal effect of net state deferred tax liabilities | 460 | 201 | 141 | — | 24 | 114 |
| Other property basis differences | 159 | — | 73 | — | 73 | — |
| State effect of federal deferred taxes | 136 | 136 | — | — | — | — |
| Other partnership basis differences | 149 | — | — | — | 149 | — |
| Regulatory liability associated with the Tax Reform Legislation (not subject to normalization) | 18 | 18 | — | — | — | — |
| Long-term debt fair value adjustment | 67 | — | — | — | — | 67 |
| Other comprehensive losses | 51 | 2 | — | — | — | — |
| Other | 780 | 297 | 237 | 49 | 44 | 92 |
| Total deferred income tax assets | 7,666 | 1,885 | 3,532 | 337 | 836 | 400 |
| Valuation allowance | (445) | — | (267) | (41) | (29) | (6) |
| Net deferred income tax assets | 7,221 | 1,885 | 3,265 | 296 | 807 | 394 |
| Net deferred income taxes (assets)/liabilities | **$12,067** | **$4,209** | **$4,811** | **$425** | **$ 579** | **$1,971** |
| Recognized in the balance sheets: | | | | | | |
| Accumulated deferred income taxes – assets | **$ (66)** | **$ —** | **$ —** | **$ (66)** | **$ —** | **$ —** |
| Accumulated deferred income taxes – liabilities | **$12,133** | **$4,209** | **$4,811** | **$491** | **$ 579** | **$1,971** |

# Notes to Financial Statements

|  | At December 31, 2024 | | | | | |
|---|---|---|---|---|---|---|
|  | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|  | (in millions) | | | | | |
| **Deferred tax liabilities —** | | | | | | |
| Accelerated depreciation | $ 9,828 | $2,583 | $3,810 | $344 | $1,309 | $1,575 |
| Property basis differences | 3,025 | 1,497 | 918 | 192 | — | 412 |
| Employee benefit obligations | 1,067 | 362 | 470 | 54 | 13 | 60 |
| AROs | 727 | 458 | 221 | — | — | — |
| Under recovered fuel and natural gas costs | 318 | 13 | 305 | — | — | — |
| Regulatory assets — | | | | | | |
| AROs | 1,886 | 658 | 1,193 | 35 | — | — |
| Employee benefit obligations | 746 | 191 | 237 | 35 | — | 35 |
| Remaining book value of retired assets | 360 | 168 | 187 | 5 | — | — |
| Storm damage reserves | 216 | — | 216 | — | — | — |
| Premium on reacquired debt | 57 | 8 | 48 | 1 | — | — |
| Other | 678 | 171 | 187 | 61 | 1 | 201 |
| Total deferred income tax liabilities | 18,908 | 6,109 | 7,792 | 727 | 1,323 | 2,283 |
| **Deferred tax assets —** | | | | | | |
| AROs | 2,613 | 1,116 | 1,414 | 35 | — | — |
| CAMT carryforwards | 40 | — | 18 | — | — | 104 |
| ITC and PTC carryforwards | 1,380 | 48 | 719 | — | 384 | — |
| Employee benefit obligations | 897 | 196 | 279 | 49 | 16 | 87 |
| Estimated loss on plants under construction | 773 | — | 773 | — | — | — |
| Estimated loss on regulatory disallowance | 20 | — | — | — | — | 20 |
| Other state deferred tax attributes | 366 | — | 26 | 224 | 49 | 16 |
| Federal effect of net state deferred tax liabilities | 402 | 197 | 100 | — | 23 | 107 |
| Other property basis differences | 176 | — | 75 | — | 85 | — |
| State effect of federal deferred taxes | 126 | 126 | — | — | — | — |
| Other partnership basis differences | 60 | — | — | — | 60 | — |
| Regulatory liability associated with the Tax Reform Legislation (not subject to normalization) | 18 | 18 | — | — | — | — |
| Long-term debt fair value adjustment | 73 | — | — | — | — | 73 |
| Other comprehensive losses | 48 | 3 | — | — | 1 | — |
| Other | 601 | 227 | 160 | 50 | 20 | 86 |
| Total deferred income tax assets | 7,593 | 1,931 | 3,564 | 358 | 638 | 493 |
| Valuation allowance | (333) | — | (157) | (41) | (27) | (6) |
| Net deferred income tax assets | 7,260 | 1,931 | 3,407 | 317 | 611 | 487 |
| Net deferred income taxes (assets)/liabilities | **$11,648** | **$4,178** | **$4,385** | **$410** | **$ 712** | **$1,796** |
| Recognized in the balance sheets: | | | | | | |
| Accumulated deferred income taxes – assets | **$ (82)** | **$ —** | **$ —** | **$ (82)** | **$ —** | **$ —** |
| Accumulated deferred income taxes – liabilities | **$11,730** | **$4,178** | **$4,385** | **$492** | **$ 712** | **$1,796** |

The traditional electric operating companies and the natural gas distribution utilities have tax-related regulatory assets (deferred income tax charges) and regulatory liabilities (deferred income tax credits). The regulatory assets are primarily attributable to tax benefits flowed through to customers in prior years, deferred taxes previously recognized at rates lower than the current enacted tax law, and taxes applicable to capitalized interest. The regulatory liabilities are primarily attributable to deferred taxes previously recognized at rates higher than the current enacted tax law, certain tax credits deferred for future customer benefit, and unamortized ITCs. See Note 2 for each Registrant's related balances at December 31, 2025 and 2024.

## Notes to Financial Statements

### Tax Credit Carryforwards

Federal ITC/PTC carryforwards at December 31, 2025 were as follows:

| | Southern Company | Alabama Power | Georgia Power | Southern Power |
|---|---|---|---|---|
| | *(in millions)* | | | |
| Federal ITC/PTC carryforwards | $850 | $31 | $152 | $481 |
| Tax year(s) in which federal ITC/PTC carryforwards expire[(*)] | 2031–2045 | 2032–2045 | 2031–2045 | 2035–2045 |
| Year by which federal ITC/PTC carryforwards are expected to be utilized | 2031 | 2031 | 2031 | 2031 |

(*) The federal ITC/PTC carryforwards at Alabama Power and Georgia Power expiring in 2031–2034 are immaterial to their respective financial statements.

The estimated tax credit utilization reflects the various transactions described in Note 15 and could be impacted by numerous factors, including the acquisition or construction of additional renewable projects, changes in taxable income projections, transfer of eligible credits, potential income tax rate changes, and remaining final guidance on the IRA. In the third quarter 2023 and the second quarter 2024, Georgia Power started generating advanced nuclear PTCs for Plant Vogtle Units 3 and 4, respectively, beginning on each unit's respective in-service date. In addition, pursuant to the Vogtle Joint Ownership Agreements, Georgia Power is purchasing advanced nuclear PTCs for Plant Vogtle Unit 3 and 4 from the other Vogtle Owners. See Note 2 under "Georgia Power – Nuclear Construction" for additional information on Plant Vogtle Units 3 and 4.

At December 31, 2025, Southern Company and Georgia Power also had approximately $483 million and $438 million, respectively, in net state investment and other net state tax credit carryforwards for the State of Georgia that will expire between tax years 2025 and 2033 and are not expected to be fully utilized. Southern Company and Georgia Power have a net state valuation allowance of $248 million and $211 million, respectively, associated with these carryforwards, both of which increased during 2025 by $87 million.

The ultimate outcome of these matters cannot be determined at this time.

### Net Operating Loss Carryforwards

At December 31, 2025, the net state income tax benefit of state and local NOL carryforwards and associated valuation allowances for Southern Company's subsidiaries were as follows:

| Company/Jurisdiction | Approximate Net State Income Tax Benefit of NOL Carryforwards | Tax Year NOL Begins Expiring | Net State Valuation Allowance for NOL Carryforwards |
|---|---|---|---|
| | *(in millions)* | | *(in millions)* |
| **Mississippi Power** | | | |
| Mississippi | $167 | 2032 | $(32) |
| | | | |
| **Southern Power** | | | |
| Oklahoma | $ 25 | 2035 | $(13) |
| Florida | 10 | 2034 | (10) |
| Other states | 2 | 2034 | — |
| Southern Power Total | $ 37 | | $(23) |
| | | | |
| **Other**[(*)] | | | |
| New York | $ 11 | 2036 | $(11) |
| New York City | 14 | 2036 | (14) |
| Other states | 21 | 2026 | (5) |
| Southern Company Total | $250 | | $(85) |

(*) Represents other non-registrant Southern Company subsidiaries. Alabama Power, Georgia Power, and Southern Company Gas did not have material state or local NOL carryforwards at December 31, 2025.

Certain state NOLs are not expected to be fully utilized prior to expiration. The ultimate outcome of these matters cannot be determined at this time.

## Notes to Financial Statements

### Unrecognized Tax Benefits

Changes in unrecognized tax benefits for the periods presented were as follows:

| | Southern Company | Alabama Power | Georgia Power | Southern Company Gas |
|---|---|---|---|---|
| | *(in millions)* | | | |
| Unrecognized tax benefits at December 31, 2022 | $ 80 | $ — | $ — | $ 32 |
| Tax positions changes — | | | | |
| Increase from prior periods | 88 | — | 86 | 2 |
| Statute of limitations expiration | (52) | — | (9) | — |
| **Unrecognized tax benefits at December 31, 2023** | 116 | — | 77 | 34 |
| Tax positions changes — | | | | |
| Increase from prior periods | 10 | — | — | 10 |
| Decrease from prior periods | (44) | — | (43) | — |
| **Unrecognized tax benefits at December 31, 2024** | 82 | — | 34 | 44 |
| Tax positions changes — | | | | |
| Statute of limitations expiration | **(34)** | **—** | **(34)** | **—** |
| Increase from current period | **122** | **50** | **72** | **—** |
| **Unrecognized tax benefits at December 31, 2025** | **$ 170** | **$ 50** | **$ 72** | **$ 44** |

The unrecognized tax positions increase from prior periods for 2023 is primarily related to the amendment of certain 2019 through 2021 state tax filing positions related to tax credit utilization, a portion of which decreased in the fourth quarter 2023 due to a statute of limitations expiration. If effective settlement of the positions is favorable, these positions would decrease Southern Company's and Georgia Power's annual effective tax rates. The ultimate outcome of this unrecognized tax benefit, which is expected to be resolved within the next 12 months, is dependent on acceptance by the state or expiration of related statute of limitations.

The unrecognized tax positions reductions due to statute of limitations expiration for 2023 primarily relate to a 2019 state tax filing position to exclude certain gains from 2019 dispositions from taxation in a certain unitary state. This tax position and related interest was recognized in the fourth quarter 2023 and decreased Southern Company's annual effective tax rate.

The unrecognized tax positions increase from prior periods for 2024 is primarily related to a certain state tax filing position at Southern Company Gas. If effective settlement of this position is favorable, this position would decrease Southern Company's and Southern Company Gas' annual effective tax rates. The ultimate outcome is dependent on acceptance by the state.

The unrecognized tax positions decrease from prior periods and statute of limitations expiration for 2024 and 2025, respectively, are primarily related to the 2019 through 2021 amended state filing positions related to tax credit utilization at Georgia Power.

Alabama Power and Georgia Power recorded an unrecognized tax position in the second quarter 2025 for zero-emission nuclear power PTCs generated on the consolidated 2024 federal income tax return due to the uncertainty to meet the prevailing wage requirements. In the fourth quarter 2025, the unrecognized tax position at Alabama Power and Georgia Power was reversed as Southern Company received the acceptance letter from the IRS on these PTCs for the 2024 tax year. The reversal of the unrecognized tax position did not impact Southern Company's, Alabama Power's, and Georgia Power's effective tax rates.

The unrecognized tax positions increase from the current period is related to the Alabama Power and Georgia Power zero-emission nuclear power PTCs for the 2025 tax year of $50 million and $72 million, respectively.

All of the Registrants classify interest on tax uncertainties as interest expense. Accrued interest for all tax positions was immaterial for all periods presented. None of the Registrants accrued any penalties on uncertain tax positions.

The IRS has finalized its audits of Southern Company's consolidated federal income tax returns through 2024. Southern Company is a participant in the Compliance Assurance Process of the IRS. The IRS selected six Southern Power partnership returns for exam for the 2020 and 2021 tax years. One audit for 2020 is still under review, and the remaining audits have been closed with no change. The ultimate outcome of this matter cannot be determined at this time. The audits for the Registrants' state income tax returns have either been concluded, or the statute of limitations has expired, for years prior to 2018.

# Notes to Financial Statements

## 11. RETIREMENT BENEFITS

The Southern Company system has a qualified defined benefit, trusteed pension plan covering substantially all employees, with the exception of PowerSecure employees. The qualified pension plan is funded in accordance with requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). No contributions to the qualified pension plan were made for the year ended December 31, 2025 and no mandatory contributions to the qualified pension plan are anticipated for the year ending December 31, 2026. The Southern Company system also provides certain non-qualified defined benefits for a select group of management and highly compensated employees, which are funded on a cash basis. In addition, the Southern Company system provides certain medical care and life insurance benefits for retired employees through other postretirement benefit plans. The traditional electric operating companies fund other postretirement trusts to the extent required by their respective regulatory commissions. For the year ending December 31, 2026, no contributions to any other postretirement trusts are expected.

### Actuarial Assumptions

The weighted average rates assumed in the actuarial calculations used to determine both the net periodic costs for the pension and other postretirement benefit plans for the following year and the benefit obligations as of the measurement date are presented below.

| | 2025 | | | | | |
|---|---|---|---|---|---|---|
| **Assumptions used to determine net periodic costs:** | **Southern Company** | **Alabama Power** | **Georgia Power** | **Mississippi Power** | **Southern Power** | **Southern Company Gas** |
| **Pension plans** | | | | | | |
| Discount rate – benefit obligations | **5.76%** | **5.78%** | **5.75%** | **5.76%** | **5.84%** | **5.73%** |
| Discount rate – interest costs | **5.47** | **5.48** | **5.44** | **5.46** | **5.58** | **5.46** |
| Discount rate – service costs | **5.93** | **5.95** | **5.95** | **5.94** | **5.93** | **5.84** |
| Expected long-term return on plan assets | **8.50** | **8.50** | **8.50** | **8.50** | **8.50** | **8.50** |
| Annual salary increase | **4.60** | **4.60** | **4.60** | **4.60** | **4.60** | **4.60** |
| **Other postretirement benefit plans** | | | | | | |
| Discount rate – benefit obligations | **5.64%** | **5.67%** | **5.61%** | **5.63%** | **5.73%** | **5.62%** |
| Discount rate – interest costs | **5.35** | **5.38** | **5.34** | **5.34** | **5.45** | **5.30** |
| Discount rate – service costs | **5.90** | **5.92** | **5.91** | **5.89** | **5.86** | **5.89** |
| Expected long-term return on plan assets | **7.80** | **8.06** | **7.78** | **7.69** | **—** | **6.44** |
| Annual salary increase | **4.60** | **4.60** | **4.60** | **4.60** | **4.60** | **4.60** |

| | 2024 | | | | | |
|---|---|---|---|---|---|---|
| **Assumptions used to determine net periodic costs:** | **Southern Company** | **Alabama Power** | **Georgia Power** | **Mississippi Power** | **Southern Power** | **Southern Company Gas** |
| **Pension plans** | | | | | | |
| Discount rate – benefit obligations | 5.07% | 5.08% | 5.06% | 5.06% | 5.14% | 5.05% |
| Discount rate – interest costs | 4.94 | 4.94 | 4.94 | 4.93 | 5.01 | 4.93 |
| Discount rate – service costs | 5.19 | 5.20 | 5.21 | 5.19 | 5.20 | 5.13 |
| Expected long-term return on plan assets | 8.30 | 8.30 | 8.30 | 8.30 | 8.30 | 8.30 |
| Annual salary increase | 4.60 | 4.60 | 4.60 | 4.60 | 4.60 | 4.60 |
| **Other postretirement benefit plans** | | | | | | |
| Discount rate – benefit obligations | 4.99% | 5.01% | 4.98% | 4.98% | 5.06% | 4.98% |
| Discount rate – interest costs | 4.90 | 4.90 | 4.89 | 4.90 | 4.94 | 4.89 |
| Discount rate – service costs | 5.16 | 5.17 | 5.16 | 5.16 | 5.14 | 5.16 |
| Expected long-term return on plan assets | 7.67 | 7.97 | 7.59 | 7.43 | — | 6.36 |
| Annual salary increase | 4.60 | 4.60 | 4.60 | 4.60 | 4.60 | 4.60 |

## Notes to Financial Statements

| | 2023 | | | | | |
|---|---|---|---|---|---|---|
| Assumptions used to determine net periodic costs: | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
| **Pension plans** | | | | | | |
| Discount rate – benefit obligations | 5.25% | 5.26% | 5.25% | 5.25% | 5.31% | 5.24% |
| Discount rate – interest costs | 5.13 | 5.14 | 5.12 | 5.12 | 5.19 | 5.12 |
| Discount rate – service costs | 5.36 | 5.38 | 5.38 | 5.37 | 5.37 | 5.31 |
| Expected long-term return on plan assets | 8.40 | 8.40 | 8.40 | 8.40 | 8.40 | 8.40 |
| Annual salary increase | 4.80 | 4.80 | 4.80 | 4.80 | 4.80 | 4.80 |
| **Other postretirement benefit plans** | | | | | | |
| Discount rate – benefit obligations | 5.18% | 5.20% | 5.17% | 5.17% | 5.24% | 5.16% |
| Discount rate – interest costs | 5.08 | 5.09 | 5.07 | 5.08 | 5.12 | 5.07 |
| Discount rate – service costs | 5.34 | 5.35 | 5.34 | 5.33 | 5.33 | 5.33 |
| Expected long-term return on plan assets | 7.67 | 7.95 | 7.49 | 7.43 | — | 6.59 |
| Annual salary increase | 4.80 | 4.80 | 4.80 | 4.80 | 4.80 | 4.80 |

| | 2025 | | | | | |
|---|---|---|---|---|---|---|
| Assumptions used to determine benefit obligations: | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
| **Pension plans** | | | | | | |
| Discount rate | **5.69%** | **5.72%** | **5.67%** | **5.66%** | **5.85%** | **5.61%** |
| Annual salary increase | **5.00** | **5.00** | **5.00** | **5.00** | **5.00** | **5.00** |
| **Other postretirement benefit plans** | | | | | | |
| Discount rate | **5.40%** | **5.45%** | **5.34%** | **5.38%** | **5.59%** | **5.38%** |
| Annual salary increase | **5.00** | **5.00** | **5.00** | **5.00** | **5.00** | **5.00** |

| | 2024 | | | | | |
|---|---|---|---|---|---|---|
| Assumptions used to determine benefit obligations: | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
| **Pension plans** | | | | | | |
| Discount rate | 5.76% | 5.78% | 5.75% | 5.76% | 5.84% | 5.73% |
| Annual salary increase | 4.60 | 4.60 | 4.60 | 4.60 | 4.60 | 4.60 |
| **Other postretirement benefit plans** | | | | | | |
| Discount rate | 5.64% | 5.67% | 5.61% | 5.63% | 5.73% | 5.62% |
| Annual salary increase | 4.60 | 4.60 | 4.60 | 4.60 | 4.60 | 4.60 |

The Registrants estimate the expected rate of return on pension plan and other postretirement benefit plan assets using a financial model to project the expected return on each current investment portfolio. The analysis projects an expected rate of return on each of the different asset classes in order to arrive at the expected return on the entire portfolio relying on each trust's target asset allocation and reasonable capital market assumptions. The financial model is based on four key inputs: anticipated returns by asset class (based in part on historical returns), each trust's target asset allocation, an anticipated inflation rate, and the projected impact of a periodic rebalancing of each trust's portfolio. The Registrants set the expected rate of return assumption using an arithmetic mean which represents the expected simple average return to be earned by the pension plan assets over any one year. The Registrants believe the use of the arithmetic mean is more compatible with the expected rate of return's function of estimating a single year's investment return.

An additional assumption used in measuring the accumulated other postretirement benefit obligations (APBO) was a weighted average medical care cost trend rate. The weighted average medical care cost trend rates used in measuring the APBO for the Registrants at December 31, 2025 were as follows:

| | Initial Cost Trend Rate | Ultimate Cost Trend Rate | Year That Ultimate Rate is Reached |
|---|---|---|---|
| Pre-65 | 8.50% | 4.50% | 2034 |
| Post-65 medical | 6.00 | 4.50 | 2034 |
| Post-65 prescription | 11.00 | 4.50 | 2034 |

## Notes to Financial Statements

### Pension Plans

The total accumulated benefit obligation for the pension plans at December 31, 2025 and 2024 was as follows:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | | | *(in millions)* | | | |
| At December 31, 2025 | $11,952 | $2,730 | $3,549 | $542 | $147 | $829 |
| At December 31, 2024 | 11,437 | 2,617 | 3,438 | 519 | 140 | 779 |

An actuarial loss of $458 million and an actuarial gain of $887 million were recorded for the annual remeasurement of the Southern Company system pension plans at December 31, 2025 and 2024, respectively, primarily due to a decrease of 7 basis points and an increase of 69 basis points, respectively, in the overall discount rate used to calculate the benefit obligation as a result of a change in market interest rates.

Changes in the projected benefit obligations and the fair value of plan assets during the plan years ended December 31, 2025 and 2024 were as follows:

| | 2025 | | | | | |
|---|---|---|---|---|---|---|
| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
| | | | *(in millions)* | | | |
| **Change in benefit obligation** | | | | | | |
| Benefit obligation at beginning of year | $12,564 | $2,908 | $3,733 | $567 | $167 | $ 842 |
| Service cost | 264 | 60 | 63 | 11 | 6 | 27 |
| Interest cost | 664 | 154 | 196 | 30 | 9 | 45 |
| Benefits paid | (761) | (166) | (247) | (35) | (6) | (55) |
| Actuarial (gain) loss | 458 | 99 | 128 | 21 | (1) | 36 |
| Balance at end of year | 13,189 | 3,055 | 3,873 | 594 | 175 | 895 |
| **Change in plan assets** | | | | | | |
| Fair value of plan assets at beginning of year | 14,559 | 3,539 | 4,519 | 664 | 188 | 978 |
| Actual return on plan assets | 1,886 | 452 | 576 | 86 | 22 | 130 |
| Employer contributions | 66 | 13 | 13 | 2 | 1 | 2 |
| Benefits paid | (761) | (166) | (247) | (35) | (6) | (55) |
| Fair value of plan assets at end of year | 15,750 | 3,838 | 4,861 | 717 | 205 | 1,055 |
| Accrued asset | $ 2,561 | $ 783 | $ 988 | $123 | $ 30 | $ 160 |

| | 2024 | | | | | |
|---|---|---|---|---|---|---|
| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
| | | | *(in millions)* | | | |
| **Change in benefit obligation** | | | | | | |
| Benefit obligation at beginning of year | $13,252 | $3,076 | $4,009 | $599 | $177 | $ 882 |
| Service cost | 292 | 68 | 70 | 12 | 7 | 28 |
| Interest cost | 635 | 148 | 191 | 29 | 9 | 42 |
| Benefits paid | (728) | (162) | (239) | (33) | (6) | (46) |
| Actuarial gain | (887) | (222) | (298) | (40) | (20) | (64) |
| Balance at end of year | 12,564 | 2,908 | 3,733 | 567 | 167 | 842 |
| **Change in plan assets** | | | | | | |
| Fair value of plan assets at beginning of year | 14,618 | 3,544 | 4,571 | 669 | 185 | 980 |
| Actual return on plan assets | 604 | 148 | 152 | 23 | 7 | 39 |
| Employer contributions | 65 | 9 | 35 | 5 | 2 | 5 |
| Benefits paid | (728) | (162) | (239) | (33) | (6) | (46) |
| Fair value of plan assets at end of year | 14,559 | 3,539 | 4,519 | 664 | 188 | 978 |
| Accrued asset | $ 1,995 | $ 631 | $ 786 | $ 97 | $ 21 | $136 |

## Notes to Financial Statements

The projected benefit obligations for the qualified and non-qualified pension plans at December 31, 2025 are shown in the following table. All pension plan assets are related to the qualified pension plan.

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| **Projected benefit obligations:** | | | | | | |
| Qualified pension plan | $12,493 | $2,939 | $3,762 | $566 | $154 | $837 |
| Non-qualified pension plan | 696 | 116 | 111 | 28 | 21 | 59 |

Amounts recognized in the balance sheets at December 31, 2025 and 2024 related to the Registrants' pension plans consist of the following:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| **At December 31, 2025:** | | | | | | |
| Prepaid pension costs[a] | **$3,257** | **$ 899** | **$1,099** | **$151** | **$ 51** | **$ 219** |
| Other regulatory assets, deferred[b] | **2,533** | **687** | **907** | **136** | **—** | **114** |
| Other current liabilities | **(68)** | **(12)** | **(13)** | **(3)** | **(2)** | **(3)** |
| Employee benefit obligations[c] | **(628)** | **(104)** | **(98)** | **(25)** | **(19)** | **(56)** |
| Other regulatory liabilities, deferred | **(47)** | **—** | **—** | **—** | **—** | **—** |
| AOCI | **38** | **—** | **—** | **—** | **4** | **(56)** |
| **At December 31, 2024:** | | | | | | |
| Prepaid pension costs[a] | $2,674 | $ 746 | $ 897 | $124 | $ 41 | $ 191 |
| Other regulatory assets, deferred[b] | 2,708 | 741 | 973 | 144 | — | 126 |
| Other current liabilities | (68) | (13) | (13) | (2) | (2) | (4) |
| Employee benefit obligations[c] | (611) | (102) | (98) | (25) | (18) | (51) |
| Other regulatory liabilities, deferred | (50) | — | — | — | — | — |
| AOCI | 52 | — | — | — | 11 | (54) |

(a) Included in prepaid pension and other postretirement benefit costs on Alabama Power's and Southern Company Gas' balance sheets and other deferred charges and assets on Southern Power's consolidated balance sheets.
(b) Amounts for Southern Company exclude regulatory assets of $135 million and $155 million at December 31, 2025 and 2024, respectively, associated with unamortized amounts in Southern Company Gas' pension plans prior to its acquisition by Southern Company.
(c) Included in other deferred credits and liabilities on Southern Power's consolidated balance sheets.

Presented below are the amounts included in regulatory assets at December 31, 2025 and 2024 related to the portion of the defined benefit pension plan attributable to Southern Company, the traditional electric operating companies, and Southern Company Gas that had not yet been recognized in net periodic pension cost.

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Company Gas |
|---|---|---|---|---|---|
| | *(in millions)* | | | | |
| **Balance at December 31, 2025** | | | | | |
| Regulatory assets: | | | | | |
| Prior service cost | $ 8 | $ 3 | $ 4 | $ 1 | $ (2) |
| Net loss | **2,478** | **684** | **903** | **135** | **89** |
| Regulatory amortization | **—** | **—** | **—** | **—** | **27** |
| Total regulatory assets[*] | **$ 2,486** | **$ 687** | **$ 907** | **$136** | **$114** |
| **Balance at December 31, 2024** | | | | | |
| Regulatory assets: | | | | | |
| Prior service cost | $ 8 | $ 3 | $ 5 | $ 1 | $ (4) |
| Net loss | 2,650 | 738 | 968 | 143 | 91 |
| Regulatory amortization | — | — | — | — | 39 |
| Total regulatory assets[*] | $ 2,658 | $ 741 | $ 973 | $144 | $126 |

(*) Amounts for Southern Company exclude regulatory assets of $135 million and $155 million at December 31, 2025 and 2024, respectively, associated with unamortized amounts in Southern Company Gas' pension plans prior to its acquisition by Southern Company.

## Notes to Financial Statements

The changes in the balance of net regulatory assets (liabilities) related to the portion of the defined benefit pension plan attributable to Southern Company, the traditional electric operating companies, and Southern Company Gas for the years ended December 31, 2025 and 2024 are presented in the following table:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Company Gas |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| **Net regulatory assets (liabilities):**[*] | | | | | |
| **Balance at December 31, 2023** | $2,913 | $821 | $1,051 | $152 | $143 |
| Net gain | (199) | (63) | (58) | (5) | (7) |
| Reclassification adjustments: | | | | | |
| Amortization of prior service costs | (1) | (1) | (1) | — | 2 |
| Amortization of net loss | (55) | (16) | (19) | (3) | (1) |
| Amortization of regulatory assets[*] | — | — | — | — | (11) |
| Total reclassification adjustments | (56) | (17) | (20) | (3) | (10) |
| Total change | (255) | (80) | (78) | (8) | (17) |
| **Balance at December 31, 2024** | $2,658 | $741 | $ 973 | $144 | $126 |
| Net (gain) loss | **(127)** | **(42)** | **(50)** | **(5)** | **1** |
| Reclassification adjustments: | | | | | |
| Amortization of prior service costs | **(1)** | **(1)** | **(1)** | **—** | **2** |
| Amortization of net loss | **(44)** | **(11)** | **(15)** | **(3)** | **(3)** |
| Amortization of regulatory assets[*] | **—** | **—** | **—** | **—** | **(12)** |
| Total reclassification adjustments | **(45)** | **(12)** | **(16)** | **(3)** | **(13)** |
| Total change | **(172)** | **(54)** | **(66)** | **(8)** | **(12)** |
| **Balance at December 31, 2025** | **$2,486** | **$687** | **$ 907** | **$136** | **$114** |

(*) Amounts for Southern Company exclude regulatory assets of $135 million and $155 million at December 31, 2025 and 2024, respectively, associated with unamortized amounts in Southern Company Gas' pension plans prior to its acquisition by Southern Company.

Presented below are the amounts included in AOCI at December 31, 2025 and 2024 related to the portion of the defined benefit pension plan attributable to Southern Company, Southern Power, and Southern Company Gas that had not yet been recognized in net periodic pension cost.

| | Southern Company | Southern Power | Southern Company Gas |
|---|---|---|---|
| | | (in millions) | |
| **Balance at December 31, 2025** | | | |
| AOCI: | | | |
| Net (gain) loss | **$38** | **$ 4** | **$(56)** |
| | | | |
| **Balance at December 31, 2024** | | | |
| AOCI: | | | |
| Prior service cost | $ (1) | $ — | $ (1) |
| Net (gain) loss | 53 | 11 | (53) |
| Total AOCI | $52 | $11 | $(54) |

## Notes to Financial Statements

The components of OCI related to the portion of the defined benefit pension plan attributable to Southern Company, Southern Power, and Southern Company Gas for the years ended December 31, 2025 and 2024 are presented in the following table:

| | Southern Company | Southern Power | Southern Company Gas |
|---|---|---|---|
| | *(in millions)* | | |
| **AOCI:** | | | |
| **Balance at December 31, 2023** | $ 79 | $ 20 | $ (45) |
| Net gain | (29) | (9) | (11) |
| Reclassification adjustments: | | | |
| Amortization of prior service costs | 1 | — | 2 |
| Amortization of net gain | 1 | — | — |
| Total reclassification adjustments | 2 | — | 2 |
| Total change | (27) | (9) | (9) |
| **Balance at December 31, 2024** | $ 52 | $ 11 | $ (54) |
| Net gain | **(21)** | **(7)** | **(3)** |
| Reclassification adjustments: | | | |
| Amortization of prior service costs | **1** | **—** | **1** |
| Amortization of net gain | **6** | **—** | **—** |
| Total reclassification adjustments | **7** | **—** | **1** |
| Total change | **(14)** | **(7)** | **(2)** |
| **Balance at December 31, 2025** | **$ 38** | **$ 4** | **$ (56)** |

Components of net periodic pension cost for the Registrants were as follows:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| **2025** | | | | | | |
| Service cost | **$ 264** | **$ 60** | **$ 63** | **$ 11** | **$ 6** | **$ 27** |
| Interest cost | **664** | **154** | **196** | **30** | **9** | **45** |
| Expected return on plan assets | **(1,281)** | **(312)** | **(397)** | **(59)** | **(17)** | **(86)** |
| Recognized net (gain) loss[(*)] | **38** | **11** | **15** | **3** | **—** | **(1)** |
| Net amortization[(*)] | **—** | **1** | **1** | **—** | **—** | **15** |
| Prior service cost[(*)] | **—** | **—** | **—** | **—** | **—** | **(3)** |
| Net periodic pension income | **$ (315)** | **$ (86)** | **$(122)** | **$(15)** | **$ (2)** | **$ (3)** |
| **2024** | | | | | | |
| Service cost | $ 292 | $ 68 | $ 70 | $ 12 | $ 7 | $ 28 |
| Interest cost | 635 | 148 | 191 | 29 | 9 | 42 |
| Expected return on plan assets | (1,263) | (307) | (393) | (58) | (17) | (85) |
| Recognized net loss[(*)] | 55 | 16 | 19 | 3 | — | — |
| Net amortization[(*)] | — | 1 | 1 | — | — | 15 |
| Prior service cost[(*)] | — | — | — | — | — | (3) |
| Net periodic pension income | $ (281) | $ (74) | $(112) | $(14) | $ (1) | $ (3) |
| **2023** | | | | | | |
| Service cost | $ 275 | $ 64 | $ 68 | $ 11 | $ 6 | $ 24 |
| Interest cost | 626 | 145 | 191 | 28 | 8 | 42 |
| Expected return on plan assets | (1,229) | (297) | (385) | (56) | (15) | (85) |
| Recognized net (gain) loss[(*)] | 32 | 9 | 13 | 2 | — | (5) |
| Net amortization[(*)] | — | 1 | 1 | — | — | 15 |
| Prior service cost[(*)] | — | — | — | — | — | (3) |
| Net periodic pension income | $ (296) | $ (78) | $(112) | $(15) | $ (1) | $(12) |

(*) For Southern Company, excludes amounts related to net periodic pension cost of $20 million, $20 million, and $17 million for the years ended December 31, 2025, 2024, and 2023, respectively, associated with unamortized amounts in Southern Company Gas' pension plans prior to its acquisition by Southern Company.

## Notes to Financial Statements

The service cost component of net periodic pension cost is included in operations and maintenance expenses and all other components of net periodic pension cost are included in other income (expense), net in the Registrants' statements of income.

Net periodic pension cost is the sum of service cost, interest cost, and other costs netted against the expected return on plan assets. The expected return on plan assets is determined by multiplying the expected rate of return on plan assets and the market-related value of plan assets. In determining the market-related value of plan assets, the Registrants have elected to amortize changes in the market value of return-seeking plan assets over five years and to recognize the changes in the market value of liability-hedging plan assets immediately. Given the significant concentration in return-seeking plan assets, the accounting value of plan assets that is used to calculate the expected return on plan assets differs from the current fair value of the plan assets.

Future benefit payments reflect expected future service and are estimated based on assumptions used to measure the projected benefit obligation for the pension plans. At December 31, 2025, estimated benefit payments were as follows:

|  | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
|  | (in millions) | | | | | |
| **Benefit Payments:** | | | | | | |
| 2026 | $ 803 | $ 176 | $ 252 | $ 36 | $ 7 | $ 62 |
| 2027 | 827 | 182 | 255 | 37 | 8 | 63 |
| 2028 | 847 | 188 | 259 | 38 | 7 | 65 |
| 2029 | 868 | 193 | 264 | 38 | 8 | 66 |
| 2030 | 889 | 198 | 267 | 39 | 9 | 68 |
| 2031 to 2035 | 4,638 | 1,041 | 1,353 | 209 | 55 | 360 |

### Other Postretirement Benefits

An actuarial loss of $71 million was recorded for the annual remeasurement of the Southern Company system other postretirement benefit plans at December 31, 2025 primarily due to a decrease of 24 basis points in the overall discount rate used to calculate the benefit obligation as a result of a change in market interest rates.

Changes in the APBO and the fair value of the Registrants' plan assets during the plan years ended December 31, 2025 and 2024 were as follows:

|  | 2025 | | | | | |
|---|---|---|---|---|---|---|
|  | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|  | (in millions) | | | | | |
| **Change in benefit obligation** | | | | | | |
| Benefit obligation at beginning of year | $1,359 | $326 | $488 | $ 55 | $ 9 | $156 |
| Service cost | 13 | 4 | 4 | 1 | — | — |
| Interest cost | 70 | 17 | 25 | 3 | — | 7 |
| Benefits paid | (113) | (24) | (40) | (5) | (1) | (16) |
| Actuarial (gain) loss | 71 | 17 | 34 | 3 | 1 | (1) |
| Balance at end of year | 1,400 | 340 | 511 | 57 | 9 | 146 |
| **Change in plan assets** | | | | | | |
| Fair value of plan assets at beginning of year | 1,141 | 421 | 420 | 24 | — | 141 |
| Actual return on plan assets | 158 | 56 | 61 | 4 | — | 19 |
| Employer contributions | 65 | 4 | 17 | 4 | 1 | 12 |
| Benefits paid | (113) | (24) | (40) | (5) | (1) | (16) |
| Fair value of plan assets at end of year | 1,251 | 457 | 458 | 27 | — | 156 |
| Accrued asset (liability) | $ (149) | $ 117 | $ (53) | $(30) | $ (9) | $ 10 |

| | 2024 | | | | | |
|---|---|---|---|---|---|---|
| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
| | *(in millions)* | | | | | |
| **Change in benefit obligation** | | | | | | |
| Benefit obligation at beginning of year | $1,386 | $329 | $ 489 | $ 57 | $ 9 | $ 172 |
| Service cost | 15 | 4 | 4 | 1 | — | 1 |
| Interest cost | 65 | 16 | 23 | 3 | — | 8 |
| Benefits paid | (105) | (25) | (37) | (4) | (1) | (12) |
| Actuarial (gain) loss | (2) | 2 | 9 | (2) | 1 | (13) |
| Balance at end of year | 1,359 | 326 | 488 | 55 | 9 | 156 |
| **Change in plan assets** | | | | | | |
| Fair value of plan assets at beginning of year | 1,095 | 403 | 410 | 25 | — | 128 |
| Actual return on plan assets | 96 | 37 | 34 | — | — | 18 |
| Employer contributions | 55 | 6 | 13 | 3 | 1 | 7 |
| Benefits paid | (105) | (25) | (37) | (4) | (1) | (12) |
| Fair value of plan assets at end of year | 1,141 | 421 | 420 | 24 | — | 141 |
| Accrued asset (liability) | $ (218) | $ 95 | $ (68) | $ (31) | $ (9) | $ (15) |

Amounts recognized in the balance sheets at December 31, 2025 and 2024 related to the Registrants' other postretirement benefit plans consist of the following:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| **At December 31, 2025:** | | | | | | |
| Prepaid other postretirement benefit costs[a] | $ — | $117 | $ — | $ — | $— | $ 10 |
| Other regulatory assets, deferred[b] | 25 | — | — | — | — | — |
| Other current liabilities | (6) | — | — | — | (1) | — |
| Employee benefit obligations[c] | (143) | — | (53) | (30) | (8) | — |
| Other regulatory liabilities, deferred | (199) | (47) | (56) | (6) | — | (93) |
| AOCI | (13) | — | — | — | 1 | (16) |
| | | | | | | |
| **At December 31, 2024:** | | | | | | |
| Prepaid other postretirement benefit costs[a] | $ — | $ 95 | $ — | $ — | $— | $ — |
| Other regulatory assets, deferred[b] | 24 | — | 3 | — | — | — |
| Other current liabilities | (6) | — | — | — | (1) | — |
| Employee benefit obligations[c] | (212) | — | (68) | (31) | (8) | (15) |
| Other regulatory liabilities, deferred | (213) | (45) | (67) | (9) | — | (84) |
| AOCI | (14) | — | — | — | — | (15) |

(a) Included in prepaid pension and other postretirement benefit costs on Alabama Power's and Southern Company Gas' balance sheets.

(b) Amounts for Southern Company exclude regulatory assets of $4 million and $16 million at December 31, 2025 and 2024, respectively, associated with unamortized amounts in Southern Company Gas' other postretirement benefit plans prior to its acquisition by Southern Company.

(c) Included in other deferred credits and liabilities on Southern Power's consolidated balance sheets.

# Notes to Financial Statements

Presented below are the amounts included in net regulatory assets (liabilities) at December 31, 2025 and 2024 related to the other postretirement benefit plans of Southern Company, the traditional electric operating companies, and Southern Company Gas that had not yet been recognized in net periodic other postretirement benefit cost.

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Company Gas |
|---|---|---|---|---|---|
| | | | *(in millions)* | | |
| **Balance at December 31, 2025:** | | | | | |
| Regulatory assets (liabilities): | | | | | |
| Prior service cost | $ 8 | $ 3 | $ 3 | $ 1 | $ — |
| Net gain | (182) | (50) | (59) | (7) | (75) |
| Regulatory amortization | — | — | — | — | (18) |
| Total regulatory assets (liabilities)[*] | $(174) | $(47) | $(56) | $ (6) | $(93) |
| | | | | | |
| **Balance at December 31, 2024:** | | | | | |
| Regulatory assets (liabilities): | | | | | |
| Prior service cost | $ 11 | $ 3 | $ 4 | $ 1 | $ — |
| Net gain | (200) | (48) | (68) | (10) | (71) |
| Regulatory amortization | — | — | — | — | (13) |
| Total regulatory assets (liabilities)[*] | $(189) | $(45) | $(64) | $ (9) | $(84) |

(*) Amounts for Southern Company exclude regulatory assets of $4 million and $16 million at December 31, 2025 and 2024, respectively, associated with unamortized amounts in Southern Company Gas' other postretirement benefit plans prior to its acquisition by Southern Company.

The changes in the balance of net regulatory assets (liabilities) related to the other postretirement benefit plans for the plan years ended December 31, 2025 and 2024 are presented in the following table:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Company Gas |
|---|---|---|---|---|---|
| | | | *(in millions)* | | |
| **Net regulatory assets (liabilities):[*]** | | | | | |
| **Balance at December 31, 2023** | $(208) | $(48) | $(74) | $(10) | $(68) |
| Net (gain) loss | 8 | 1 | 6 | 1 | (12) |
| Reclassification adjustments: | | | | | |
| Amortization of prior service costs | (2) | (1) | (1) | — | — |
| Amortization of net gain | 13 | 3 | 5 | — | 5 |
| Amortization of regulatory assets[*] | — | — | — | — | (9) |
| Total reclassification adjustments | 11 | 2 | 4 | — | (4) |
| Total change | 19 | 3 | 10 | 1 | (16) |
| **Balance at December 31, 2024** | $(189) | $(45) | $(64) | $ (9) | $(84) |
| Net (gain) loss | 5 | (3) | 6 | 3 | 2 |
| Reclassification adjustments: | | | | | |
| Amortization of prior service costs | (2) | (1) | (1) | — | — |
| Amortization of net gain (loss) | 12 | 2 | 3 | — | (6) |
| Amortization of regulatory assets[*] | — | — | — | — | (5) |
| Total reclassification adjustments | 10 | 1 | 2 | — | (11) |
| Total change | 15 | (2) | 8 | 3 | (9) |
| **Balance at December 31, 2025** | $(174) | $(47) | $(56) | $ (6) | $(93) |

(*) Amounts for Southern Company exclude regulatory assets of $4 million and $16 million at December 31, 2025 and 2024, respectively, associated with unamortized amounts in Southern Company Gas' other postretirement benefit plans prior to its acquisition by Southern Company.

## Notes to Financial Statements

Presented below are the amounts included in AOCI at December 31, 2025 and 2024 related to the other postretirement benefit plans of Southern Company, Southern Power, and Southern Company Gas that had not yet been recognized in net periodic other postretirement benefit cost.

| | Southern Company | Southern Power | Southern Company Gas |
|---|---|---|---|
| | *(in millions)* | | |
| **Balance at December 31, 2025** | | | |
| AOCI: | | | |
| Net (gain) loss | $(13) | $ 1 | $(16) |
| **Balance at December 31, 2024** | | | |
| AOCI: | | | |
| Net gain | $(14) | $ — | $(15) |

The components of OCI related to the other postretirement benefit plans for the plan years ended December 31, 2025 and 2024 are presented in the following table:

| | Southern Company | Southern Power | Southern Company Gas |
|---|---|---|---|
| | *(in millions)* | | |
| **AOCI:** | | | |
| **Balance at December 31, 2023** | $ (9) | $ 1 | $ (10) |
| Net gain | (8) | (1) | (5) |
| Reclassification adjustments: | | | |
| Amortization of net gain | 3 | — | — |
| Total change | (5) | (1) | (5) |
| **Balance at December 31, 2024** | $(14) | $ — | $(15) |
| Net (gain) loss | (1) | 1 | (1) |
| Reclassification adjustments: | | | |
| Amortization of net gain | 2 | — | — |
| Total change | 1 | 1 | (1) |
| **Balance at December 31, 2025** | $(13) | $ 1 | $(16) |

Components of the other postretirement benefit plans' net periodic cost for the Registrants were as follows:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | |
| **2025** | | | | | | |
| Service cost | $ 13 | $ 4 | $ 4 | $ 1 | $ — | $ — |
| Interest cost | 70 | 17 | 25 | 3 | — | 7 |
| Expected return on plan assets | (91) | (35) | (33) | (3) | 1 | (15) |
| Net amortization[*] | (12) | (2) | (2) | — | — | 5 |
| Net periodic other postretirement benefit cost (income) | $(20) | $(16) | $ (6) | $ 1 | $ 1 | $ (3) |
| **2024** | | | | | | |
| Service cost | $ 15 | $ 4 | $ 4 | $ 1 | $ — | $ 1 |
| Interest cost | 65 | 16 | 23 | 3 | — | 8 |
| Expected return on plan assets | (89) | (35) | (32) | (3) | 1 | (13) |
| Net amortization[*] | (13) | (3) | (4) | — | — | 6 |
| Net periodic other postretirement benefit cost (income) | $(22) | $(18) | $ (9) | $ 1 | $ 1 | $ 2 |
| **2023** | | | | | | |
| Service cost | $ 15 | $ 4 | $ 4 | $ 1 | $ — | $ 1 |
| Interest cost | 70 | 17 | 25 | 3 | — | 9 |
| Expected return on plan assets | (83) | (33) | (29) | (3) | 1 | (10) |
| Net amortization[*] | (11) | (3) | (3) | — | — | 6 |
| Net periodic other postretirement benefit cost (income) | $ (9) | $(15) | $ (3) | $ 1 | $ 1 | $ 6 |

(*) For Southern Company, excludes amounts related to net periodic other postretirement benefit cost of $12 million, $8 million, and $8 million for the years ended December 31, 2025, 2024, and 2023, respectively, associated with unamortized amounts in Southern Company Gas' other postretirement benefit plans prior to its acquisition by Southern Company.

## Notes to Financial Statements

The service cost component of net periodic other postretirement benefit cost is included in operations and maintenance expenses and all other components of net periodic other postretirement benefit cost are included in other income (expense), net in the Registrants' statements of income.

The Registrants' future benefit payments, including prescription drug benefits, are provided in the table below. These amounts reflect expected future service and are estimated based on assumptions used to measure the APBO for the other postretirement benefit plans.

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | | | *(in millions)* | | | |
| **Benefit payments:** | | | | | | |
| 2026 | $114 | $ 26 | $ 42 | $ 5 | $1 | $15 |
| 2027 | 115 | 26 | 43 | 5 | 1 | 15 |
| 2028 | 116 | 27 | 43 | 5 | 1 | 14 |
| 2029 | 116 | 27 | 43 | 5 | 1 | 14 |
| 2030 | 116 | 27 | 43 | 5 | 1 | 13 |
| 2031 to 2035 | 566 | 136 | 211 | 23 | 1 | 56 |

### Benefit Plan Assets

Pension plan and other postretirement benefit plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code. The Registrants' investment policies for both the pension plans and the other postretirement benefit plans cover a diversified mix of assets as described below. Derivative instruments may be used to gain efficient exposure to the various asset classes and as hedging tools. Additionally, the Registrants minimize the risk of large losses primarily through diversification but also monitor and manage other aspects of risk.

The investment strategy for plan assets related to the Southern Company system's qualified pension plan is to be broadly diversified across major asset classes. The asset allocation is established after consideration of various factors that affect the assets and liabilities of the pension plan including, but not limited to, historical and expected returns and interest rates, volatility, correlations of asset classes, the current level of assets and liabilities, and the assumed growth in assets and liabilities. Because a significant portion of the liability of the pension plan is long-term in nature, the assets are invested consistent with long-term investment expectations for return and risk. To manage the actual asset class exposures relative to the target asset allocation, the Southern Company system employs a formal rebalancing program. As additional risk management, external investment managers and service providers are subject to written guidelines to ensure appropriate and prudent investment practices. Management believes the portfolio is well-diversified with no significant concentrations of risk.

# Notes to Financial Statements

### Investment Strategies and Benefit Plan Asset Fair Values

A description of the major asset classes that the pension and other postretirement benefit plans are comprised of, along with the valuation methods used for fair value measurement, is provided below:

| Description | Valuation Methodology |
|---|---|
| **Domestic equity:** A mix of large and small capitalization stocks with generally an equal distribution of value and growth attributes, managed both actively and through passive index approaches. <br><br> **International equity:** A mix of large and small capitalization growth and value stocks with developed and emerging markets exposure, managed both actively and through fundamental indexing approaches. | Domestic and international equities such as common stocks, American depositary receipts, and real estate investment trusts that trade on public exchanges are classified as Level 1 investments and are valued at the closing price in the active market. Equity funds with unpublished prices that are comprised of publicly traded securities (such as commingled/pooled funds) are also valued at the closing price in the active market but are classified as Level 2. |
| **Fixed income:** A mix of domestic and international bonds. | Investments in fixed income securities, including fixed income pooled funds, are generally classified as Level 2 investments and are valued based on prices reported in the market place. Additionally, the value of fixed income securities takes into consideration certain items such as broker quotes, spreads, yield curves, interest rates, and discount rates that apply to the term of a specific instrument. |
| **Trust-owned life insurance (TOLI):** Investments of taxable trusts aimed at minimizing the impact of taxes on the portfolio. | Investments in TOLI policies are classified as Level 2 investments and are valued based on the underlying investments held in the policy's separate accounts. The underlying assets are equity and fixed income pooled funds that are comprised of Level 1 and Level 2 securities. |
| **Real estate:** Investments in equity or debt of real properties and in publicly traded real estate securities. <br><br> **Special situations:** Investments in opportunistic strategies with the objective of diversifying and enhancing returns and exploiting short-term inefficiencies, as well as investments in promising new strategies of a longer-term nature. <br><br> **Private equity:** Investments in private or public securities typically through privately-negotiated and/or structured transactions, including leveraged buyouts, venture capital, and distressed debt. <br><br> **Private credit:** Investments focused on debt instruments, of which returns are driven by income rather than capital appreciation. <br><br> **Infrastructure:** Investments in real assets, typically with long-term, predictable, and stable cash flows and a meaningful income component. | Investments in real estate, special situations, private equity, private credit, and infrastructure are typically invested in private partnerships and/or other pooled vehicles (Investment Funds) which are generally classified as Net Asset Value as a Practical Expedient, since the Investment Funds and underlying assets are not publicly traded and/or often have liquidity restrictions. The managers of the Investment Funds value the assets using various inputs and techniques depending on the nature of the underlying investments. Techniques may include purchase multiples for comparable transactions, comparable public company trading multiples, discounted cash flow analysis, prevailing market capitalization rates, recent sales of comparable investments, and independent third-party appraisals. The total market value of each of the Investment Funds is determined by aggregating the value of the underlying assets less liabilities. |

For purposes of determining the fair value of the pension plan and other postretirement benefit plan assets and the appropriate level designation, management relies on information provided by the plan's trustee. This information is reviewed and evaluated by management with changes made to the trustee information as appropriate. The fair values presented herein exclude cash, receivables related to investment income and pending investment sales, and payables related to pending investment purchases.

*Notes to Financial Statements*

The fair values, and actual allocations relative to the target allocations, of the Southern Company system's pension plans at December 31, 2025 and 2024 are presented below.

| At December 31, 2025: | Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Net Asset Value as a Practical Expedient (NAV) | Total | Target Allocation | Actual Allocation |
|---|---|---|---|---|---|---|
| | | *(in millions)* | | | | |
| **Southern Company** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 41% | 42% |
| Domestic equity | $2,216 | $ 884 | $ — | $ 3,100 | | |
| International equity | 2,219 | 1,184 | — | 3,403 | | |
| Fixed income: | | | | | 30 | 31 |
| U.S. Treasury, government, and agency bonds | — | 1,994 | — | 1,994 | | |
| Mortgage- and asset-backed securities | — | 75 | — | 75 | | |
| Corporate bonds | — | 1,859 | — | 1,859 | | |
| Pooled funds | — | 850 | — | 850 | | |
| Cash equivalents and other | 237 | 5 | — | 242 | | |
| Real estate investments | 350 | — | 1,541 | 1,891 | 12 | 12 |
| Special situations | — | — | 258 | 258 | 3 | 2 |
| Private equity | — | — | 1,829 | 1,829 | 9 | 11 |
| Private credit | — | — | 265 | 265 | 3 | 2 |
| Infrastructure | — | — | 60 | 60 | 2 | — |
| Total | $5,022 | $6,851 | $3,953 | $15,826 | 100% | 100% |
| Liabilities: | | | | | | |
| Derivatives | $ (1) | $ — | $ — | $ (1) | | |
| Total | $5,021 | $6,851 | $3,953 | $15,825 | 100% | 100% |
| **Alabama Power** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 41% | 42% |
| Domestic equity | $ 538 | $ 215 | $ — | $ 753 | | |
| International equity | 541 | 289 | — | 830 | | |
| Fixed income: | | | | | 30 | 31 |
| U.S. Treasury, government, and agency bonds | — | 486 | — | 486 | | |
| Mortgage- and asset-backed securities | — | 18 | — | 18 | | |
| Corporate bonds | — | 453 | — | 453 | | |
| Pooled funds | — | 207 | — | 207 | | |
| Cash equivalents and other | 58 | 1 | — | 59 | | |
| Real estate investments | 85 | — | 376 | 461 | 12 | 12 |
| Special situations | — | — | 63 | 63 | 3 | 2 |
| Private equity | — | — | 446 | 446 | 9 | 11 |
| Private credit | — | — | 65 | 65 | 3 | 2 |
| Infrastructure | — | — | 15 | 15 | 2 | — |
| Total | $1,222 | $1,669 | $ 965 | $ 3,856 | 100% | 100% |

*Notes to Financial Statements*

| At December 31, 2025: | Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Net Asset Value as a Practical Expedient (NAV) | Total | Target Allocation | Actual Allocation |
|---|---|---|---|---|---|---|
| | | (in millions) | | | | |
| **Georgia Power** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 41% | 42% |
| Domestic equity | $ 683 | $ 273 | $ — | $ 956 | | |
| International equity | 685 | 365 | — | 1,050 | | |
| Fixed income: | | | | | 30 | 31 |
| U.S. Treasury, government, and agency bonds | — | 615 | — | 615 | | |
| Mortgage- and asset-backed securities | — | 23 | — | 23 | | |
| Corporate bonds | — | 574 | — | 574 | | |
| Pooled funds | — | 262 | — | 262 | | |
| Cash equivalents and other | 73 | 2 | — | 75 | | |
| Real estate investments | 108 | — | 476 | 584 | 12 | 12 |
| Special situations | — | — | 80 | 80 | 3 | 2 |
| Private equity | — | — | 564 | 564 | 9 | 11 |
| Private credit | — | — | 82 | 82 | 3 | 2 |
| Infrastructure | — | — | 19 | 19 | 2 | — |
| Total | $1,549 | $2,114 | $1,221 | $4,884 | 100% | 100% |
| **Mississippi Power** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 41% | 42% |
| Domestic equity | $ 100 | $ 40 | $ — | $ 140 | | |
| International equity | 101 | 54 | — | 155 | | |
| Fixed income: | | | | | 30 | 31 |
| U.S. Treasury, government, and agency bonds | — | 91 | — | 91 | | |
| Mortgage- and asset-backed securities | — | 3 | — | 3 | | |
| Corporate bonds | — | 85 | — | 85 | | |
| Pooled funds | — | 39 | — | 39 | | |
| Cash equivalents and other | 11 | — | — | 11 | | |
| Real estate investments | 16 | — | 70 | 86 | 12 | 12 |
| Special situations | — | — | 12 | 12 | 3 | 2 |
| Private equity | — | — | 83 | 83 | 9 | 11 |
| Private credit | — | — | 12 | 12 | 3 | 2 |
| Infrastructure | — | — | 3 | 3 | 2 | — |
| Total | $ 228 | $ 312 | $ 180 | $ 720 | 100% | 100% |

| At December 31, 2025: | Fair Value Measurements Using | | | | | |
|---|---|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Net Asset Value as a Practical Expedient (NAV) | Total | Target Allocation | Actual Allocation |
| | *(in millions)* | | | | | |
| **Southern Power** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 41% | 42% |
| Domestic equity | $ 29 | $ 12 | $ — | $ 41 | | |
| International equity | 29 | 15 | — | 44 | | |
| Fixed income: | | | | | 30 | 31 |
| U.S. Treasury, government, and agency bonds | — | 26 | — | 26 | | |
| Mortgage- and asset-backed securities | — | 1 | — | 1 | | |
| Corporate bonds | — | 24 | — | 24 | | |
| Pooled funds | — | 11 | — | 11 | | |
| Cash equivalents and other | 3 | — | — | 3 | | |
| Real estate investments | 5 | — | 20 | 25 | 12 | 12 |
| Special situations | — | — | 3 | 3 | 3 | 2 |
| Private equity | — | — | 24 | 24 | 9 | 11 |
| Private credit | — | — | 3 | 3 | 3 | 2 |
| Infrastructure | — | — | 1 | 1 | 2 | — |
| Total | $ 66 | $ 89 | $ 51 | $ 206 | 100% | 100% |
| **Southern Company Gas** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 41% | 42% |
| Domestic equity | $148 | $ 59 | $ — | $ 207 | | |
| International equity | 149 | 79 | — | 228 | | |
| Fixed income: | | | | | 30 | 31 |
| U.S. Treasury, government, and agency bonds | — | 134 | — | 134 | | |
| Mortgage- and asset-backed securities | — | 5 | — | 5 | | |
| Corporate bonds | — | 125 | — | 125 | | |
| Pooled funds | — | 57 | — | 57 | | |
| Cash equivalents and other | 16 | — | — | 16 | | |
| Real estate investments | 23 | — | 103 | 126 | 12 | 12 |
| Special situations | — | — | 17 | 17 | 3 | 2 |
| Private equity | — | — | 123 | 123 | 9 | 11 |
| Private credit | — | — | 18 | 18 | 3 | 2 |
| Infrastructure | — | — | 4 | 4 | 2 | — |
| Total | $336 | $459 | $265 | $1,060 | 100% | 100% |

## Notes to Financial Statements

| At December 31, 2024: | Fair Value Measurements Using | | | | | |
|---|---|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Net Asset Value as a Practical Expedient (NAV) | Total | Target Allocation | Actual Allocation |
| | *(in millions)* | | | | | |
| **Southern Company** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 41% | 41% |
| Domestic equity | $2,095 | $ 835 | $ — | $ 2,930 | | |
| International equity | 1,959 | 1,032 | — | 2,991 | | |
| Fixed income: | | | | | 30 | 31 |
| U.S. Treasury, government, and agency bonds | — | 1,780 | — | 1,780 | | |
| Mortgage- and asset-backed securities | — | 48 | — | 48 | | |
| Corporate bonds | — | 1,715 | — | 1,715 | | |
| Pooled funds | — | 792 | — | 792 | | |
| Cash equivalents and other | 255 | — | — | 255 | | |
| Real estate investments | 361 | — | 1,563 | 1,924 | 12 | 13 |
| Special situations | — | — | 237 | 237 | 3 | 2 |
| Private equity | — | — | 1,797 | 1,797 | 9 | 12 |
| Private Credit | — | — | 152 | 152 | 3 | 1 |
| Infrastructure | — | — | — | — | 2 | — |
| Total | $4,670 | $6,202 | $3,749 | $14,621 | 100% | 100% |
| Liabilities: | | | | | | |
| Derivatives | $ — | $ (33) | $ — | $ (33) | | |
| Total | $4,670 | $6,169 | $3,749 | $14,588 | 100% | 100% |
| | | | | | | |
| **Alabama Power** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 41% | 41% |
| Domestic equity | $ 509 | $ 203 | $ — | $ 712 | | |
| International equity | 476 | 251 | — | 727 | | |
| Fixed income: | | | | | 30 | 31 |
| U.S. Treasury, government, and agency bonds | — | 433 | — | 433 | | |
| Mortgage- and asset-backed securities | — | 12 | — | 12 | | |
| Corporate bonds | — | 417 | — | 417 | | |
| Pooled funds | — | 193 | — | 193 | | |
| Cash equivalents and other | 62 | — | — | 62 | | |
| Real estate investments | 88 | — | 380 | 468 | 12 | 13 |
| Special situations | — | — | 57 | 57 | 3 | 2 |
| Private equity | — | — | 437 | 437 | 9 | 12 |
| Private credit | — | — | 37 | 37 | 3 | 1 |
| Infrastructure | — | — | — | — | 2 | — |
| Total | $1,135 | $1,509 | $ 911 | $ 3,555 | 100% | 100% |
| Liabilities: | | | | | | |
| Derivatives | $ — | $ (8) | $ — | $ (8) | | |
| Total | $1,135 | $1,501 | $ 911 | $ 3,547 | 100% | 100% |

*Notes to Financial Statements*

| At December 31, 2024: | Fair Value Measurements Using | | | | | |
|---|---|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Net Asset Value as a Practical Expedient (NAV) | Total | Target Allocation | Actual Allocation |
| | *(in millions)* | | | | | |
| **Georgia Power** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 41% | 41% |
| Domestic equity | $ 652 | $ 259 | $ — | $ 911 | | |
| International equity | 608 | 320 | — | 928 | | |
| Fixed income: | | | | | 30 | 31 |
| U.S. Treasury, government, and agency bonds | — | 552 | — | 552 | | |
| Mortgage- and asset-backed securities | — | 15 | — | 15 | | |
| Corporate bonds | — | 532 | — | 532 | | |
| Pooled funds | — | 246 | — | 246 | | |
| Cash equivalents and other | 79 | — | — | 79 | | |
| Real estate investments | 112 | — | 485 | 597 | 12 | 13 |
| Special situations | — | — | 73 | 73 | 3 | 2 |
| Private equity | — | — | 558 | 558 | 9 | 12 |
| Private credit | — | — | 47 | 47 | 3 | 1 |
| Infrastructure | — | — | — | — | 2 | — |
| Total | $ 1,451 | $ 1,924 | $ 1,163 | $ 4,538 | 100% | 100% |
| Liabilities: | | | | | | |
| Derivatives | $ — | $ (10) | $ — | $ (10) | | |
| Total | $ 1,451 | $ 1,914 | $ 1,163 | $ 4,528 | 100% | 100% |
| | | | | | | |
| **Mississippi Power** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 41% | 41% |
| Domestic equity | $ 97 | $ 38 | $ — | $ 135 | | |
| International equity | 89 | 47 | — | 136 | | |
| Fixed income: | | | | | 30 | 31 |
| U.S. Treasury, government, and agency bonds | — | 81 | — | 81 | | |
| Mortgage- and asset-backed securities | — | 2 | — | 2 | | |
| Corporate bonds | — | 78 | — | 78 | | |
| Pooled funds | — | 36 | — | 36 | | |
| Cash equivalents and other | 12 | — | — | 12 | | |
| Real estate investments | 16 | — | 71 | 87 | 12 | 13 |
| Special situations | — | — | 11 | 11 | 3 | 2 |
| Private equity | — | — | 82 | 82 | 9 | 12 |
| Private credit | — | — | 7 | 7 | 3 | 1 |
| Infrastructure | — | — | — | — | 2 | — |
| Total | $ 214 | $ 282 | $ 171 | $ 667 | 100% | 100% |
| Liabilities: | | | | | | |
| Derivatives | $ — | $ (2) | $ — | $ (2) | | |
| Total | $ 214 | $ 280 | $ 171 | $ 665 | 100% | 100% |

## Notes to Financial Statements

|  | Fair Value Measurements Using | | | | | |
| At December 31, 2024: | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Net Asset Value as a Practical Expedient (NAV) | Total | Target Allocation | Actual Allocation |
|---|---|---|---|---|---|---|
|  | | | *(in millions)* | | | |
| **Southern Power** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 41% | 41% |
| Domestic equity | $ 27 | $ 11 | $ — | $ 38 | | |
| International equity | 25 | 13 | — | 38 | | |
| Fixed income: | | | | | 30 | 31 |
| U.S. Treasury, government, and agency bonds | — | 23 | — | 23 | | |
| Mortgage- and asset-backed securities | — | 1 | — | 1 | | |
| Corporate bonds | — | 22 | — | 22 | | |
| Pooled funds | — | 10 | — | 10 | | |
| Cash equivalents and other | 3 | — | — | 3 | | |
| Real estate investments | 5 | — | 20 | 25 | 12 | 13 |
| Special situations | — | — | 3 | 3 | 3 | 2 |
| Private equity | — | — | 23 | 23 | 9 | 12 |
| Private credit | — | — | 2 | 2 | 3 | 1 |
| Infrastructure | — | — | — | — | 2 | — |
| Total | $ 60 | $ 80 | $ 48 | $ 188 | 100% | 100% |
| | | | | | | |
| **Southern Company Gas** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 41% | 41% |
| Domestic equity | $ 142 | $ 56 | $ — | $ 198 | | |
| International equity | 132 | 69 | — | 201 | | |
| Fixed income: | | | | | 30 | 31 |
| U.S. Treasury, government, and agency bonds | — | 120 | — | 120 | | |
| Mortgage- and asset-backed securities | — | 3 | — | 3 | | |
| Corporate bonds | — | 115 | — | 115 | | |
| Pooled funds | — | 53 | — | 53 | | |
| Cash equivalents and other | 17 | — | — | 17 | | |
| Real estate investments | 24 | — | 105 | 129 | 12 | 13 |
| Special situations | — | — | 16 | 16 | 3 | 2 |
| Private equity | — | — | 121 | 121 | 9 | 12 |
| Private credit | — | — | 10 | 10 | 3 | 1 |
| Infrastructure | — | — | — | — | 2 | — |
| Total | $ 315 | $ 416 | $ 252 | $ 983 | 100% | 100% |
| Liabilities: | | | | | | |
| Derivatives | $ — | $ (2) | $ — | $ (2) | | |
| Total | $ 315 | $ 414 | $ 252 | $ 981 | 100% | 100% |

*Notes to Financial Statements*

The fair values, and actual allocations relative to the target allocations, of the applicable Registrants' other postretirement benefit plan assets at December 31, 2025 and 2024 are presented below.

| | Fair Value Measurements Using | | | | | |
|---|---|---|---|---|---|---|
| **At December 31, 2025:** | **Quoted Prices in Active Markets for Identical Assets (Level 1)** | **Significant Other Observable Inputs (Level 2)** | **Net Asset Value as a Practical Expedient (NAV)** | **Total** | **Target Allocation** | **Actual Allocation** |
| | | *(in millions)* | | | | |
| **Southern Company** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 60% | 63% |
| Domestic equity | $ 98 | $108 | $ — | $ 206 | | |
| International equity | 63 | 102 | — | 165 | | |
| Fixed income: | | | | | 30 | 27 |
| U.S. Treasury, government, and agency bonds | — | 61 | — | 61 | | |
| Mortgage- and asset-backed securities | — | 2 | — | 2 | | |
| Corporate bonds | — | 53 | — | 53 | | |
| Pooled funds | — | 106 | — | 106 | | |
| Cash equivalents and other | 13 | — | — | 13 | | |
| Trust-owned life insurance | — | 520 | — | 520 | | |
| Real estate investments | 11 | — | 44 | 55 | 4 | 4 |
| Special situations | — | — | 7 | 7 | 1 | 1 |
| Private equity | — | — | 52 | 52 | 3 | 4 |
| Private credit | — | — | 7 | 7 | 1 | 1 |
| Infrastructure | — | — | 2 | 2 | 1 | — |
| Total | $185 | $952 | $112 | $1,249 | 100% | 100% |
| **Alabama Power** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 68% | 69% |
| Domestic equity | $ 18 | $ 7 | $ — | $ 25 | | |
| International equity | 18 | 10 | — | 28 | | |
| Fixed income: | | | | | 23 | 23 |
| U.S. Treasury, government, and agency bonds | — | 17 | — | 17 | | |
| Mortgage- and asset-backed securities | — | 1 | — | 1 | | |
| Corporate bonds | — | 15 | — | 15 | | |
| Pooled funds | — | 11 | — | 11 | | |
| Cash equivalents and other | 2 | — | — | 2 | | |
| Trust-owned life insurance | — | 320 | — | 320 | | |
| Real estate investments | 3 | — | 13 | 16 | 3 | 3 |
| Special situations | — | — | 2 | 2 | 1 | 1 |
| Private equity | — | — | 15 | 15 | 3 | 3 |
| Private credit | — | — | 2 | 2 | 1 | 1 |
| Infrastructure | — | — | — | — | 1 | — |
| Total | $ 41 | $381 | $ 32 | $ 454 | 100% | 100% |

## Notes to Financial Statements

| At December 31, 2025: | Fair Value Measurements Using | | | | | |
|---|---|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Net Asset Value as a Practical Expedient (NAV) | Total | Target Allocation | Actual Allocation |
| | *(in millions)* | | | | | |
| **Georgia Power** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 59% | 60% |
| Domestic equity | $54 | $ 7 | $ — | $ 61 | | |
| International equity | 18 | 50 | — | 68 | | |
| Fixed income: | | | | | 35 | 32 |
| U.S. Treasury, government, and agency bonds | — | 17 | — | 17 | | |
| Mortgage- and asset-backed securities | — | 1 | — | 1 | | |
| Corporate bonds | — | 15 | — | 15 | | |
| Pooled funds | — | 51 | — | 51 | | |
| Cash equivalents and other | 8 | — | — | 8 | | |
| Trust-owned life insurance | — | 201 | — | 201 | | |
| Real estate investments | 4 | — | 13 | 17 | 3 | 3 |
| Special situations | — | — | 2 | 2 | 1 | 1 |
| Private equity | — | — | 15 | 15 | 2 | 3 |
| Private credit | — | — | 2 | 2 | — | 1 |
| Total | $84 | $342 | $32 | $458 | 100% | 100% |
| | | | | | | |
| **Mississippi Power** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 34% | 34% |
| Domestic equity | $ 3 | $ 1 | $ — | $ 4 | | |
| International equity | 3 | 2 | — | 5 | | |
| Fixed income: | | | | | 43 | 43 |
| U.S. Treasury, government, and agency bonds | — | 7 | — | 7 | | |
| Corporate bonds | — | 3 | — | 3 | | |
| Pooled funds | — | 1 | — | 1 | | |
| Cash equivalents and other | 1 | — | — | 1 | | |
| Real estate investments | — | — | 2 | 2 | 10 | 10 |
| Special situations | — | — | — | — | 2 | 2 |
| Private equity | — | — | 3 | 3 | 7 | 9 |
| Private credit | — | — | — | — | 3 | 2 |
| Infrastructure | — | — | — | — | 1 | — |
| Total | $ 7 | $ 14 | $ 5 | $ 26 | 100% | 100% |
| | | | | | | |
| **Southern Company Gas** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 72% | 74% |
| Domestic equity | $ 1 | $ 83 | $ — | $ 84 | | |
| International equity | 1 | 29 | — | 30 | | |
| Fixed income: | | | | | 26 | 24 |
| U.S. Treasury, government, and agency bonds | — | 1 | — | 1 | | |
| Corporate bonds | — | 1 | — | 1 | | |
| Pooled funds | — | 34 | — | 34 | | |
| Cash equivalents and other | 1 | — | — | 1 | | |
| Real estate investments | — | — | 1 | 1 | 1 | 1 |
| Private equity | — | — | 1 | 1 | 1 | 1 |
| Total | $ 3 | $148 | $ 2 | $153 | 100% | 100% |

# Notes to Financial Statements

| At December 31, 2024: | Fair Value Measurements Using | | | | | |
|---|---|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Net Asset Value as a Practical Expedient (NAV) | Total | Target Allocation | Actual Allocation |
| | (in millions) | | | | | |
| **Southern Company** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 61% | 62% |
| Domestic equity | $ 94 | $ 98 | $ — | $ 192 | | |
| International equity | 54 | 83 | — | 137 | | |
| Fixed income: | | | | | 29 | 28 |
| U.S. Treasury, government, and agency bonds | — | 54 | — | 54 | | |
| Mortgage- and asset-backed securities | — | 1 | — | 1 | | |
| Corporate bonds | — | 48 | — | 48 | | |
| Pooled funds | — | 99 | — | 99 | | |
| Cash equivalents and other | 16 | — | — | 16 | | |
| Trust-owned life insurance | — | 478 | — | 478 | | |
| Real estate investments | 11 | — | 43 | 54 | 4 | 5 |
| Special situations | — | — | 6 | 6 | 1 | 1 |
| Private equity | — | — | 50 | 50 | 3 | 4 |
| Private credit | — | — | 4 | 4 | 1 | — |
| Infrastructure | — | — | — | — | 1 | — |
| Total | $175 | $861 | $103 | $1,139 | 100% | 100% |
| Liabilities: | | | | | | |
| Derivatives | $ — | $ (1) | $ — | $ (1) | | |
| Total | $175 | $860 | $103 | $1,138 | 100% | 100% |
| | | | | | | |
| **Alabama Power** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 68% | 68% |
| Domestic equity | $ 17 | $ 7 | $ — | $ 24 | | |
| International equity | 16 | 9 | — | 25 | | |
| Fixed income: | | | | | 23 | 24 |
| U.S. Treasury, government, and agency bonds | — | 14 | — | 14 | | |
| Corporate bonds | — | 14 | — | 14 | | |
| Pooled funds | — | 11 | — | 11 | | |
| Cash equivalents and other | 2 | — | — | 2 | | |
| Trust-owned life insurance | — | 294 | — | 294 | | |
| Real estate investments | 3 | — | 13 | 16 | 3 | 4 |
| Special situations | — | — | 2 | 2 | 1 | 1 |
| Private equity | — | — | 15 | 15 | 3 | 3 |
| Private credit | — | — | 1 | 1 | 1 | — |
| Infrastructure | — | — | — | — | 1 | — |
| Total | $ 38 | $349 | $ 31 | $ 418 | 100% | 100% |

## Notes to Financial Statements

| | Fair Value Measurements Using | | | | | |
|---|---|---|---|---|---|---|
| **At December 31, 2024:** | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Net Asset Value as a Practical Expedient (NAV) | Total | Target Allocation | Actual Allocation |
| | *(in millions)* | | | | | |
| **Georgia Power** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 59% | 59% |
|    Domestic equity | $52 | $ 7 | $ — | $ 59 | | |
|    International equity | 16 | 41 | — | 57 | | |
| Fixed income: | | | | | 35 | 33 |
|    U.S. Treasury, government, and agency bonds | — | 14 | — | 14 | | |
|    Corporate bonds | — | 14 | — | 14 | | |
|    Pooled funds | — | 48 | — | 48 | | |
|    Cash equivalents and other | 10 | — | — | 10 | | |
| Trust-owned life insurance | — | 184 | — | 184 | | |
| Real estate investments | 4 | — | 13 | 17 | 3 | 4 |
| Special situations | — | — | 2 | 2 | 1 | 1 |
| Private equity | — | — | 15 | 15 | 2 | 3 |
|   Total | $82 | $308 | $30 | $420 | 100% | 100% |
| | | | | | | |
| **Mississippi Power** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 34% | 32% |
|    Domestic equity | $ 3 | $ 1 | $ — | $ 4 | | |
|    International equity | 3 | 1 | — | 4 | | |
| Fixed income: | | | | | 43 | 44 |
|    U.S. Treasury, government, and agency bonds | — | 7 | — | 7 | | |
|    Corporate bonds | — | 2 | — | 2 | | |
|    Pooled funds | — | 1 | — | 1 | | |
|    Cash equivalents and other | 1 | — | — | 1 | | |
| Real estate investments | — | — | 2 | 2 | 10 | 11 |
| Special situations | — | — | — | — | 2 | 2 |
| Private equity | — | — | 2 | 2 | 7 | 10 |
| Private credit | — | — | — | — | 3 | 1 |
| Infrastructure | — | — | — | — | 1 | — |
|   Total | $ 7 | $ 12 | $ 4 | $ 23 | 100% | 100% |
| | | | | | | |
| **Southern Company Gas** | | | | | | |
| Assets: | | | | | | |
| Equity: | | | | | 72% | 73% |
|    Domestic equity | $ 1 | $ 76 | $ — | $ 77 | | |
|    International equity | 1 | 23 | — | 24 | | |
| Fixed income: | | | | | 26 | 25 |
|    U.S. Treasury, government, and agency bonds | — | 1 | — | 1 | | |
|    Corporate bonds | — | 1 | — | 1 | | |
|    Pooled funds | — | 32 | — | 32 | | |
|    Cash equivalents and other | 1 | — | — | 1 | | |
| Real estate investments | — | — | 1 | 1 | 1 | 1 |
| Private equity | — | — | 1 | 1 | 1 | 1 |
|   Total | $ 3 | $133 | $ 2 | $138 | 100% | 100% |

## Notes to Financial Statements

### Employee Savings Plan

Southern Company and its subsidiaries also sponsor 401(k) defined contribution plans covering substantially all employees and provide matching contributions up to specified percentages of an employee's eligible pay. Total matching contributions made to the plans for 2025, 2024, and 2023 were as follows:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| | | | *(in millions)* | | | |
| 2025 | **$148** | **$30** | **$36** | **$5** | **$3** | **$21** |
| 2024 | 137 | 29 | 31 | 5 | 3 | 20 |
| 2023 | 131 | 28 | 31 | 5 | 3 | 18 |

### 12. STOCK COMPENSATION

Stock-based compensation in the form of Southern Company performance share units (PSU) and restricted stock units (RSU) may be granted through the Equity and Incentive Compensation Plan to eligible Southern Company system employees.

At December 31, 2025, the number of current and former employees participating in stock-based compensation programs for the Registrants was as follows:

| | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas |
|---|---|---|---|---|---|---|
| Number of employees | 1,189 | 163 | 185 | 37 | 33 | 182 |

The majority of PSUs and RSUs awarded contain terms where employees become immediately vested in PSUs and RSUs upon retirement. As a result, compensation expense for employees that are retirement eligible at the grant date is recognized immediately, while compensation expense for employees that are expected to become retirement eligible during the vesting period is recognized over the period from grant date to the date of retirement eligibility. In addition, the Registrants recognize forfeitures as they occur.

All unvested PSUs and RSUs vest immediately upon a change in control where Southern Company is not the surviving corporation. Stock-based compensation activity is immaterial for the Subsidiary Registrants.

In 2015, Southern Company discontinued granting stock options. As of December 31, 2017, all stock option awards were vested and compensation cost fully recognized, and the last exercise occurred in November 2024. Southern Company's cash receipts from issuances related to stock options exercised under the share-based payment arrangements, total intrinsic value of options exercised, and the related tax benefit were immaterial for the years ended December 31, 2024 and 2023.

### Performance Share Units

PSUs granted to employees vest at the end of a three-year performance period. Shares of Southern Company common stock are delivered to employees at the end of the performance period with the number of shares issued ranging from 0% to 200% of the target number of PSUs granted, based on achievement of the performance goals established by the Compensation Committee of the Southern Company Board of Directors.

Southern Company has issued two types of PSUs, each with a unique performance goal. These types of PSUs include total shareholder return (TSR) awards based on the TSR for Southern Company common stock during the three-year performance period as compared to a group of industry peers and ROE awards based on Southern Company's equity-weighted return over the performance period.

The fair value of TSR awards is determined as of the grant date using a Monte Carlo simulation model. In determining the fair value of the TSR awards issued to employees, the expected volatility is based on the historical volatility of Southern Company's stock over a period equal to the performance period. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant that covers the performance period of the awards. The following table shows the assumptions used in the pricing model and the weighted average grant-date fair value of TSR awards granted:

| Year Ended December 31 | 2025 | 2024 | 2023 |
|---|---|---|---|
| Expected volatility | **19.7%** | 19.1% | 30.0% |
| Interest rate | **4.1%** | 4.0% | 3.8% |
| Weighted average grant-date fair value | **$91.26** | $80.99 | $76.83 |

## Notes to Financial Statements

The Registrants recognize TSR award compensation expense on a straight-line basis over the three-year performance period without remeasurement.

The fair values of ROE awards are based on the closing stock price of Southern Company common stock on the date of the grant. The weighted average grant-date fair value of the ROE awards granted during 2025, 2024, and 2023 was $84.06, $69.67, and $68.93, respectively. Compensation expense for ROE awards is generally recognized ratably over the three-year performance period adjusted for expected changes in ROE performance. Total compensation cost recognized for vested ROE awards reflects final performance metrics.

Southern Company had 2.3 million unvested PSUs outstanding at December 31, 2024. In February 2025, the PSUs that vested for the three-year performance period ended December 31, 2024 were converted into 2.0 million shares outstanding at a share price of $83.87. During 2025, Southern Company granted 1.0 million PSUs and 1.3 million PSUs were vested or forfeited, resulting in 2.0 million unvested PSUs outstanding at December 31, 2025. In February 2026, the PSUs that vested for the three-year performance period ended December 31, 2025 were converted into 2.4 million shares outstanding at a weighted average share price of $90.86.

Southern Company's total PSU compensation cost and the related tax benefit recognized in income for the years ended December 31, 2025, 2024, and 2023 were as follows:

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
|  | *(in millions)* | | |
| Compensation cost recognized in income | **$102** | $102 | $107 |
| Tax benefit of compensation cost recognized in income | **26** | 27 | 28 |

The compensation cost related to the grant of Southern Company PSUs to the employees of each Subsidiary Registrant is recognized in each Subsidiary Registrant's financial statements with a corresponding credit to equity representing a capital contribution from Southern Company.

At December 31, 2025, Southern Company's total unrecognized compensation cost related to PSUs was $32 million and is expected to be recognized over a weighted-average period of approximately 18 months.

### Restricted Stock Units
The fair value of RSUs is based on the closing stock price of Southern Company common stock on the date of the grant. The weighted average grant-date fair values of RSUs granted during 2025, 2024, and 2023 were $85.18, $70.49, and $68.95, respectively. For most RSU awards, one-third of the RSUs vest each year throughout a three-year service period and compensation cost for RSUs is generally recognized over the corresponding one-, two-, or three-year vesting period. Shares of Southern Company common stock are delivered to employees at the end of each vesting period.

Southern Company had 0.9 million RSUs outstanding at December 31, 2024. During 2025, Southern Company granted 0.5 million RSUs and 0.5 million RSUs were vested or forfeited, resulting in 0.9 million unvested RSUs outstanding at December 31, 2025, including RSUs related to employee retention agreements.

Southern Company's total RSU compensation cost and the related tax benefit recognized in income for the years ended December 31, 2025, 2024, and 2023 were as follows:

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
|  | *(in millions)* | | |
| Compensation cost recognized in income | **$33** | $30 | $30 |
| Tax benefit of compensation cost recognized in income | **9** | 8 | 8 |

Total unrecognized compensation cost related to RSUs at December 31, 2025, which is being recognized over a weighted-average period of approximately 18 months, was immaterial for Southern Company.

The compensation cost related to the grant of Southern Company RSUs to the employees of each Subsidiary Registrant is recognized in such Subsidiary Registrant's financial statements with a corresponding credit to equity representing a capital contribution from Southern Company.

## Notes to Financial Statements

### 13. FAIR VALUE MEASUREMENTS

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing the asset or liability. The use of observable inputs is maximized where available and the use of unobservable inputs is minimized for fair value measurement and reflects a three-tier fair value hierarchy that prioritizes inputs to valuation techniques used for fair value measurement.

- Level 1 consists of observable market data in an active market for identical assets or liabilities.
- Level 2 consists of observable market data, other than that included in Level 1, that is either directly or indirectly observable.
- Level 3 consists of unobservable market data. The input may reflect the assumptions of each Registrant of what a market participant would use in pricing an asset or liability. If there is little available market data, then each Registrant's own assumptions are the best available information.

In the case of multiple inputs being used in a fair value measurement, the lowest level input that is significant to the fair value measurement represents the level in the fair value hierarchy in which the fair value measurement is reported.

Net asset value as a practical expedient is the classification used for assets that do not have readily determined fair values. Fund managers value the assets using various inputs and techniques depending on the nature of the underlying investments.

At December 31, 2025, assets and liabilities measured at fair value on a recurring basis during the period, together with their associated level of the fair value hierarchy, were as follows:

| | Fair Value Measurements Using | | | | |
| --- | --- | --- | --- | --- | --- |
| At December 31, 2025: | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Net Asset Value as a Practical Expedient (NAV) | Total |
| | *(in millions)* | | | | |
| **Southern Company** | | | | | |
| Assets: | | | | | |
| Energy-related derivatives[a] | $ 4 | $ 60 | $ — | $ — | $ 64 |
| Interest rate derivatives | — | 8 | — | — | 8 |
| Foreign currency derivatives | — | 21 | — | — | 21 |
| Investments in trusts:[b] | | | | | |
| Domestic equity | 935 | 278 | — | — | 1,213 |
| Foreign equity | 182 | 225 | — | — | 407 |
| U.S. Treasury and government agency securities | — | 398 | — | — | 398 |
| Municipal bonds | — | 50 | — | — | 50 |
| Pooled funds – fixed income | — | 6 | — | — | 6 |
| Corporate bonds | — | 520 | — | — | 520 |
| Mortgage- and asset-backed securities | — | 114 | — | — | 114 |
| Private equity | — | — | — | 192 | 192 |
| Cash and cash equivalents | 1 | — | — | — | 1 |
| Other | 50 | 3 | — | 9 | 62 |
| Investments, available for sale: | | | | | |
| U.S. Treasury and government agency securities | 3 | 12 | — | — | 15 |
| Corporate bonds | 1 | 2 | — | — | 3 |
| Mortgage- and asset-backed securities | — | 5 | — | — | 5 |
| Cash equivalents | 1,080 | 19 | — | — | 1,099 |
| Other investments | 10 | 34 | 8 | — | 52 |
| Other | — | — | 11 | — | 11 |
| Total | $2,266 | $1,755 | $ 19 | $201 | $4,241 |
| Liabilities: | | | | | |
| Energy-related derivatives[a] | $ 12 | $ 100 | $ — | $ — | $ 112 |
| Interest rate derivatives | — | 187 | — | — | 187 |
| Foreign currency derivatives | — | 22 | — | — | 22 |
| Contingent consideration | 3 | — | 11 | — | 14 |
| Other | — | 13 | 11 | — | 24 |
| Total | $ 15 | $ 322 | $ 22 | $ — | $ 359 |

Notes to Financial Statements

| At December 31, 2025: | Fair Value Measurements Using<br>Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Net Asset Value as a Practical Expedient (NAV) | Total |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| **Alabama Power** | | | | | |
| Assets: | | | | | |
| Energy-related derivatives | $ — | $ 19 | $ — | $ — | $ 19 |
| Nuclear decommissioning trusts:[b] | | | | | |
| Domestic equity | 514 | 267 | — | — | 781 |
| Foreign equity | 182 | — | — | — | 182 |
| U.S. Treasury and government agency securities | — | 15 | — | — | 15 |
| Municipal bonds | — | 1 | — | — | 1 |
| Corporate bonds | — | 316 | — | — | 316 |
| Mortgage- and asset-backed securities | — | 31 | — | — | 31 |
| Private equity | — | — | — | 192 | 192 |
| Other | 12 | 1 | — | 9 | 22 |
| Cash equivalents | 273 | 19 | — | — | 292 |
| Other investments | — | 34 | — | — | 34 |
| Total | $ 981 | $ 703 | $ — | $201 | $1,885 |
| Liabilities: | | | | | |
| Energy-related derivatives | $ — | $ 31 | $ — | $ — | $ 31 |
| **Georgia Power** | | | | | |
| Assets: | | | | | |
| Energy-related derivatives | $ — | $ 18 | $ — | $ — | $ 18 |
| Nuclear decommissioning trusts:[b] | | | | | |
| Domestic equity | 421 | 1 | — | — | 422 |
| Foreign equity | — | 224 | — | — | 224 |
| U.S. Treasury and government agency securities | — | 383 | — | — | 383 |
| Municipal bonds | — | 49 | — | — | 49 |
| Corporate bonds | — | 204 | — | — | 204 |
| Mortgage- and asset-backed securities | — | 83 | — | — | 83 |
| Other | 38 | 2 | — | — | 40 |
| Cash equivalents | 20 | — | — | — | 20 |
| Total | $ 479 | $ 964 | $ — | $ — | $1,443 |
| Liabilities: | | | | | |
| Energy-related derivatives | $ — | $ 33 | $ — | $ — | $ 33 |
| **Mississippi Power** | | | | | |
| Assets: | | | | | |
| Energy-related derivatives | $ — | $ 14 | $ — | $ — | $ 14 |
| Cash equivalents | 12 | — | — | — | 12 |
| Total | $ 12 | $ 14 | $ — | $ — | $ 26 |
| Liabilities: | | | | | |
| Energy-related derivatives | $ — | $ 27 | $ — | $ — | $ 27 |

*Notes to Financial Statements*

| | Fair Value Measurements Using | | | | |
|---|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs | Net Asset Value as a Practical Expedient | |
| **At December 31, 2025:** | (Level 1) | (Level 2) | (Level 3) | (NAV) | Total |
| | | | *(in millions)* | | |
| **Southern Power** | | | | | |
| Assets: | | | | | |
| Energy-related derivatives | $ — | $ 4 | $ — | $— | $ 4 |
| Foreign currency derivatives | — | 17 | — | — | 17 |
| Other | — | — | 11 | — | 11 |
| Total | $ — | $ 21 | $ 11 | $— | $ 32 |
| Liabilities: | | | | | |
| Energy-related derivatives | $ — | $ 1 | $ — | $— | $ 1 |
| Contingent consideration | 3 | — | 11 | — | 14 |
| Other | — | 13 | 11 | — | 24 |
| Total | $ 3 | $ 14 | $ 22 | $— | $ 39 |
| | | | | | |
| **Southern Company Gas** | | | | | |
| Assets: | | | | | |
| Energy-related derivatives[a] | $ 4 | $ 5 | $ — | $— | $ 9 |
| Non-qualified deferred compensation trusts: | | | | | |
| Domestic equity | — | 10 | — | — | 10 |
| Foreign equity | — | 1 | — | — | 1 |
| Pooled funds – fixed income | — | 6 | — | — | 6 |
| Cash and cash equivalents | 1 | — | — | — | 1 |
| Total | $ 5 | $ 22 | $ — | $— | $ 27 |
| Liabilities: | | | | | |
| Energy-related derivatives[a] | $ 12 | $ 8 | $ — | $— | $ 20 |
| Interest rate derivatives | — | 59 | — | — | 59 |
| Total | $ 12 | $ 67 | $ — | $— | $ 79 |

(a) Excludes cash collateral of $33 million.

(b) Excludes receivables related to investment income, pending investment sales, payables related to pending investment purchases, and currencies. See Note 6 under "Nuclear Decommissioning" for additional information.

## Notes to Financial Statements

At December 31, 2024, assets and liabilities measured at fair value on a recurring basis during the period, together with their associated level of the fair value hierarchy, were as follows:

| At December 31, 2024: | Fair Value Measurements Using | | | | |
|---|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Net Asset Value as a Practical Expedient (NAV) | Total |
| | *(in millions)* | | | | |
| **Southern Company** | | | | | |
| Assets: | | | | | |
| Energy-related derivatives[a] | $ 12 | $ 77 | $ — | $ — | $ 89 |
| Investments in trusts:[b] | | | | | |
| Domestic equity | 849 | 250 | — | — | 1,099 |
| Foreign equity | 148 | 175 | — | — | 323 |
| U.S. Treasury and government agency securities | — | 371 | — | — | 371 |
| Municipal bonds | — | 47 | — | — | 47 |
| Pooled funds – fixed income | — | 7 | — | — | 7 |
| Corporate bonds | — | 452 | — | — | 452 |
| Mortgage- and asset-backed securities | — | 106 | — | — | 106 |
| Private equity | — | — | — | 181 | 181 |
| Cash and cash equivalents | 1 | — | — | — | 1 |
| Other | 39 | 3 | — | 9 | 51 |
| Investment, available for sale: | | | | | |
| U.S. Treasury and government agency securities | 2 | 7 | — | — | 9 |
| Corporate bonds | 1 | 2 | — | — | 3 |
| Mortgage- and asset-backed securities | — | 10 | — | — | 10 |
| Cash equivalents and restricted cash | 533 | 19 | — | — | 552 |
| Other investments | 9 | 31 | 8 | — | 48 |
| Total | $1,594 | $1,557 | $ 8 | $190 | $3,349 |
| Liabilities: | | | | | |
| Energy-related derivatives[a] | $ 5 | $ 124 | $ — | $ — | $ 129 |
| Interest rate derivatives | — | 269 | — | — | 269 |
| Foreign currency derivatives | — | 218 | — | — | 218 |
| Contingent consideration | 3 | — | 16 | — | 19 |
| Other | — | 13 | 11 | — | 24 |
| Total | $ 8 | $ 624 | $27 | $ — | $ 659 |
| **Alabama Power** | | | | | |
| Assets: | | | | | |
| Energy-related derivatives | $ — | $ 26 | $ — | $ — | $ 26 |
| Nuclear decommissioning trusts:[b] | | | | | |
| Domestic equity | 459 | 241 | — | — | 700 |
| Foreign equity | 148 | — | — | — | 148 |
| U.S. Treasury and government agency securities | — | 16 | — | — | 16 |
| Municipal bonds | — | 1 | — | — | 1 |
| Corporate bonds | — | 287 | — | — | 287 |
| Mortgage- and asset-backed securities | — | 31 | — | — | 31 |
| Private equity | — | — | — | 181 | 181 |
| Other | 11 | 1 | — | 9 | 21 |
| Cash equivalents and restricted cash | 334 | 19 | — | — | 353 |
| Other investments | — | 31 | — | — | 31 |
| Total | $ 952 | $ 653 | $ — | $190 | $1,795 |
| Liabilities: | | | | | |
| Energy-related derivatives | $ — | $ 42 | $ — | $ — | $ 42 |

## Notes to Financial Statements

| At December 31, 2024: | Fair Value Measurements Using | | | | |
|---|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Net Asset Value as a Practical Expedient (NAV) | Total |
| | *(in millions)* | | | | |
| **Georgia Power** | | | | | |
| Assets: | | | | | |
| Energy-related derivatives | $ — | $ 19 | $ — | $ — | $ 19 |
| Nuclear decommissioning trusts:[b] | | | | | |
| Domestic equity | 390 | 1 | — | — | 391 |
| Foreign equity | — | 174 | — | — | 174 |
| U.S. Treasury and government agency securities | — | 355 | — | — | 355 |
| Municipal bonds | — | 46 | — | — | 46 |
| Corporate bonds | — | 165 | — | — | 165 |
| Mortgage- and asset-backed securities | — | 75 | — | — | 75 |
| Other | 28 | 2 | — | — | 30 |
| Cash equivalents | 35 | — | — | — | 35 |
| Total | $453 | $837 | $ — | $ — | $1,290 |
| Liabilities: | | | | | |
| Energy-related derivatives | $ — | $ 42 | $ — | $ — | $ 42 |
| **Mississippi Power** | | | | | |
| Assets: | | | | | |
| Energy-related derivatives | $ — | $ 19 | $ — | $ — | $ 19 |
| Liabilities: | | | | | |
| Energy-related derivatives | $ — | $ 34 | $ — | $ — | $ 34 |
| **Southern Power** | | | | | |
| Assets: | | | | | |
| Energy-related derivatives | $ — | $ 4 | $ — | $ — | $ 4 |
| Cash equivalents | 51 | — | — | — | 51 |
| Total | $ 51 | $ 4 | $ — | $ — | $ 55 |
| Liabilities: | | | | | |
| Foreign currency derivatives | — | 51 | — | — | 51 |
| Contingent consideration | 3 | — | 16 | — | 19 |
| Other | — | 13 | 11 | — | 24 |
| Total | $ 3 | $ 64 | $27 | $ — | $ 94 |
| **Southern Company Gas** | | | | | |
| Assets: | | | | | |
| Energy-related derivatives[a] | $ 12 | $ 9 | $ — | $ — | $ 21 |
| Non-qualified deferred compensation trusts: | | | | | |
| Domestic equity | — | 8 | — | — | 8 |
| Foreign equity | — | 1 | — | — | 1 |
| Pooled funds – fixed income | — | 7 | — | — | 7 |
| Cash and cash equivalents | 1 | — | — | — | 1 |
| Investments, available-for-sale: | | | | | |
| U.S. Treasury and government agency securities | 2 | 7 | — | — | 9 |
| Corporate bonds | 1 | 2 | — | — | 3 |
| Mortgage- and asset-backed securities | — | 10 | — | — | 10 |
| Cash equivalents | 22 | — | — | — | 22 |
| Total | $ 38 | $ 44 | $ — | $ — | $ 82 |
| Liabilities: | | | | | |
| Energy-related derivatives[a] | $ 5 | $ 6 | $ — | $ — | $ 11 |
| Interest rate derivatives | — | 84 | — | — | 84 |
| Total | $ 5 | $ 90 | $ — | $ — | $ 95 |

(a) Excludes cash collateral of $17 million.

(b) Excludes receivables related to investment income, pending investment sales, payables related to pending investment purchases, and currencies. See Note 6 under "Nuclear Decommissioning" for additional information.

## Notes to Financial Statements

### Valuation Methodologies

The energy-related derivatives primarily consist of exchange-traded and OTC financial products for natural gas and physical power products, including, from time to time, basis swaps. These are standard products used within the energy industry and are valued using the market approach. The inputs used are mainly from observable market sources, such as forward natural gas prices, power prices, implied volatility, and overnight index swap interest rates. Interest rate derivatives are also standard OTC products that are valued using observable market data and assumptions commonly used by market participants. The fair value of interest rate derivatives reflects the net present value of expected payments and receipts under the swap agreement based on the market's expectation of future interest rates. Additional inputs to the net present value calculation may include the contract terms, counterparty credit risk, and, occasionally, implied volatility of interest rate options. The fair value of cross-currency swaps reflects the net present value of expected payments and receipts under the swap agreement based on the market's expectation of future foreign currency exchange rates. Additional inputs to the net present value calculation may include the contract terms, counterparty credit risk, and discount rates. The interest rate derivatives and cross-currency swaps are categorized as Level 2 under Fair Value Measurements as these inputs are based on observable data and valuations of similar instruments. See Note 14 for additional information on how these derivatives are used.

For fair value measurements of the investments within the nuclear decommissioning trusts and the non-qualified deferred compensation trusts, external pricing vendors are designated for each asset class with each security specifically assigned a primary pricing source. For investments held within commingled funds, fair value is determined at the end of each business day through the net asset value, which is established by obtaining the underlying securities' individual prices from the primary pricing source. A market price secured from the primary source vendor is then evaluated by management in its valuation of the assets within the trusts. As a general approach, fixed income market pricing vendors gather market data (including indices and market research reports) and integrate relative credit information, observed market movements, and sector news into proprietary pricing models, pricing systems, and mathematical tools. Dealer quotes and other market information, including live trading levels and pricing analysts' judgments, are also obtained when available.

The NRC requires licensees of commissioned nuclear power reactors to establish a plan for providing reasonable assurance of funds for future decommissioning. See Note 6 under "Nuclear Decommissioning" for additional information.

Southern Company's investments, available for sale relate to a wholly-owned subsidiary that insures various risk exposures of Southern Company and its subsidiaries. Corporate and municipal bonds, government agency securities, and commercial paper are valued using pricing models maximizing the use of observable inputs for similar securities, including basing value on yields currently available on comparable securities of issues with similar credit ratings. Mortgage- and asset-backed securities are valued through an analysis of the underlying assets and a review of the documentation, including financials, the manager's valuation methodology in valuing their underlying assets, the types of assets and risks involved, and the investor's exit and termination parameters.

Southern Power has contingent payment obligations related to two of its acquisitions whereby it is primarily obligated to make generation-based payments to the seller, commencing at the commercial operation of each facility and continuing through 2026 and 2036, respectively. The obligations are primarily categorized as Level 3 under Fair Value Measurements as the fair value is determined using significant unobservable inputs for the forecasted facility's generation in MW-hours, as well as other inputs such as a fixed dollar amount per MW-hour, and a discount rate. The fair value of the obligations reflects the net present value of expected payments and any periodic change arising from forecasted generation is expected to be immaterial.

Southern Power also has payment obligations through 2040 whereby it must reimburse the transmission owners for interconnection facilities and network upgrades constructed to support connection of a Southern Power generating facility to the transmission system. The obligations are categorized as Level 2 under Fair Value Measurements as the fair value is determined using observable inputs for the contracted amounts and reimbursement period, as well as a discount rate. The fair value of the obligations reflects the net present value of expected payments.

"Other investments" primarily includes investments traded in the open market that have maturities greater than 90 days, which are categorized as Level 2 under Fair Value Measurements and are comprised of corporate bonds, bank certificates of deposit, treasury bonds, and/or agency bonds.

The fair value measurements of private market investments held in Alabama Power's nuclear decommissioning trusts that are calculated at net asset value per share (or its equivalent) as a practical expedient totaled $201 million and $190 million at December 31, 2025 and 2024, respectively. Unfunded commitments related to the private market investments totaled $83 million and $78 million at December 31, 2025 and 2024, respectively. Private market investments include high-quality private equity funds across several market sectors, funds that invest in real estate assets, and a private credit fund. Private market funds do not have redemption rights. Distributions from these funds will be received as the underlying investments in the funds are liquidated.

## Notes to Financial Statements

At December 31, 2025 and 2024, other financial instruments for which the carrying amount did not equal fair value were as follows:

| | Southern Company(*) | Alabama Power | Georgia Power | Mississippi Power | Southern Power | Southern Company Gas(*) |
|---|---|---|---|---|---|---|
| | *(in billions)* | | | | | |
| **At December 31, 2025:** | | | | | | |
| Long-term debt, including securities due within one year: | | | | | | |
| Carrying amount | **$71.1** | **$12.0** | **$ 20.8** | **$1.8** | **$2.9** | **$9.3** |
| Fair value | **67.2** | **10.9** | **19.4** | **1.6** | **2.9** | **8.4** |
| **At December 31, 2024:** | | | | | | |
| Long-term debt, including securities due within one year: | | | | | | |
| Carrying amount | $63.2 | $11.2 | $ 18.1 | $1.7 | $2.7 | $8.5 |
| Fair value | 57.7 | 9.8 | 16.2 | 1.5 | 2.6 | 7.4 |

(*) The carrying amount of Southern Company Gas' long-term debt includes fair value adjustments from the effective date of the 2016 merger with Southern Company. Southern Company Gas amortizes the fair value adjustments over the remaining lives of the respective bonds, the latest being through 2043.

The fair values are determined using Level 2 measurements and are based on quoted market prices for the same or similar issues or on the current rates available to the Registrants.

## 14. DERIVATIVES

The Registrants are exposed to market risks, including commodity price risk, interest rate risk, weather risk, and occasionally foreign currency exchange rate risk. To manage the volatility attributable to these exposures, each company nets its exposures, where possible, to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to each company's policies in areas such as counterparty exposure and risk management practices. Each company's policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques including, but not limited to, market valuation, value at risk, stress testing, and sensitivity analysis. Derivative instruments are recognized at fair value in the balance sheets as either assets or liabilities and are presented on a net basis. See Note 13 for additional fair value information. In the statements of cash flows, any cash impacts of settled energy-related and interest rate derivatives are recorded as operating activities. Any cash impacts of settled foreign currency derivatives are classified as operating or financing activities to correspond with the classification of the hedged interest or principal, respectively. See Note 1 under "Financial Instruments" for additional information.

### Energy-Related Derivatives

The Subsidiary Registrants enter into energy-related derivatives to hedge exposures to electricity, natural gas, and other fuel price changes. However, due to cost-based rate regulations and other various cost recovery mechanisms, the traditional electric operating companies and the natural gas distribution utilities have limited exposure to market volatility in energy-related commodity prices. Each of the traditional electric operating companies and certain of the natural gas distribution utilities manage fuel-hedging programs, implemented per the guidelines of their respective state PSCs or other applicable state regulatory agencies, through the use of financial derivative contracts, which are expected to continue to mitigate price volatility. The traditional electric operating companies (with respect to wholesale generating capacity) and Southern Power have limited exposure to market volatility in energy-related commodity prices because their long-term sales contracts shift substantially all fuel cost responsibility to the purchaser. However, the traditional electric operating companies and Southern Power may be exposed to market volatility in energy-related commodity prices to the extent any uncontracted capacity is used to sell electricity. Southern Company Gas retains exposure to price changes that can, in a volatile energy market, be material and can adversely affect its results of operations.

Southern Company Gas also enters into weather derivative contracts as economic hedges in the event of warmer-than-normal weather. Exchange-traded options are carried at fair value, with changes reflected in natural gas revenues. Non-exchange-traded options are accounted for using the intrinsic value method. Changes in the intrinsic value for non-exchange-traded contracts are reflected in natural gas revenues.

## Notes to Financial Statements

Energy-related derivative contracts are accounted for under one of three methods:

- *Regulatory Hedges* – Energy-related derivative contracts designated as regulatory hedges relate primarily to the traditional electric operating companies' and the natural gas distribution utilities' fuel-hedging programs, where gains and losses are initially recorded as regulatory liabilities and assets, respectively, and then are included in fuel expense as the underlying fuel is used in operations and ultimately recovered through an approved cost recovery mechanism.
- *Cash Flow Hedges* – Gains and losses on energy-related derivatives designated as cash flow hedges (which are mainly used to hedge anticipated purchases and sales) are initially deferred in AOCI before being recognized in the statements of income in the same period and in the same income statement line item as the earnings effect of the hedged transactions.
- *Not Designated* – Gains and losses on energy-related derivative contracts that are not designated or fail to qualify as hedges are recognized in the statements of income as incurred.

Some energy-related derivative contracts require physical delivery as opposed to financial settlement, and this type of derivative is both common and prevalent within the electric and natural gas industries. When an energy-related derivative contract is settled physically, any cumulative unrealized gain or loss is reversed and the contract price is recognized in the respective line item representing the actual price of the underlying goods being delivered.

At December 31, 2025, the net volume of energy-related derivative contracts for natural gas positions, together with the longest hedge date over which the respective entity is hedging its exposure to the variability in future cash flows for forecasted transactions and the longest non-hedge date for derivatives not designated as hedges, were as follows:

| | Net Purchased mmBtu | Longest Hedge Date | Longest Non-Hedge Date |
|---|---|---|---|
| | *(in millions)* | | |
| Southern Company[(*)] | 431 | 2030 | 2029 |
| Alabama Power | 126 | 2028 | — |
| Georgia Power | 128 | 2028 | — |
| Mississippi Power | 106 | 2030 | — |
| Southern Power | 8 | 2030 | 2026 |
| Southern Company Gas[(*)] | 63 | 2028 | 2029 |

(*) Southern Company Gas' derivative instruments include both long and short natural gas positions. A long position is a contract to purchase natural gas and a short position is a contract to sell natural gas. Southern Company Gas' volume represents the net of long natural gas positions of 72 million mmBtu and short natural gas positions of 9 million mmBtu at December 31, 2025, which is also included in Southern Company's total volume.

In addition to the volumes discussed above, the traditional electric operating companies and Southern Power enter into physical natural gas supply contracts that provide the option to sell back excess natural gas due to operational constraints. The maximum expected volume of natural gas subject to such a feature is 15 million mmBtu for Southern Company, which includes 4 million mmBtu for Alabama Power, 6 million mmBtu for Georgia Power, 2 million mmBtu for Mississippi Power, and 3 million mmBtu for Southern Power.

For cash flow hedges of energy-related derivatives, the estimated pre-tax gains (losses) expected to be reclassified from AOCI to earnings for the year ending December 31, 2026 are immaterial for Southern Company, Southern Power, and Southern Company Gas.

### Interest Rate Derivatives

Southern Company and certain subsidiaries may enter into interest rate derivatives to hedge exposure to changes in interest rates. Derivatives related to existing variable rate securities or forecasted transactions are accounted for as cash flow hedges where the derivatives' fair value gains or losses are recorded in OCI and are reclassified into earnings at the same time and presented on the same income statement line item as the earnings effect of the hedged transactions. Derivatives related to existing fixed rate securities are accounted for as fair value hedges, where the derivatives' fair value gains or losses and hedged items' fair value gains or losses are both recorded directly to earnings on the same income statement line item. Fair value gains or losses on derivatives that are not designated or fail to qualify as hedges are recognized in the statements of income as incurred.

## Notes to Financial Statements

At December 31, 2025, the following interest rate derivatives were outstanding:

| | Notional Amount | Weighted Average Interest Rate Paid | Interest Rate Received | Hedge Maturity Date | Fair Value Gain (Loss) at December 31, 2025 |
|---|---|---|---|---|---|
| | *(in millions)* | | | | *(in millions)* |
| **Fair Value Hedges of Existing Debt** | | | | | |
| Southern Company parent | $ 400 | 1-day SOFR + 0.80% | 1.75% | March 2028 | $ (24) |
| Southern Company parent | 1,000 | 1-day SOFR + 2.48% | 3.70% | April 2030 | (95) |
| Southern Company parent | 565 | 1-day SOFR + 1.56% | 6.50% | March 2045 | (1) |
| Southern Company Gas | 500 | 1-day SOFR + 0.49% | 1.75% | January 2031 | (59) |
| Southern Company | $2,465 | | | | $ (179) |

For cash flow hedges of interest rate derivatives, the estimated pre-tax gains (losses) expected to be reclassified from AOCI to interest expense for the year ending December 31, 2026 are immaterial for Southern Company, the traditional electric operating companies, and Southern Company Gas. Deferred gains and losses related to interest rate derivatives are expected to be amortized into earnings through 2054 for Southern Company, Georgia Power, and Mississippi Power, 2052 for Alabama Power, and 2046 for Southern Company Gas.

### Foreign Currency Derivatives

Southern Company and certain subsidiaries, including Southern Power, may enter into foreign currency derivatives to hedge exposure to changes in foreign currency exchange rates, such as that arising from the issuance of debt denominated in a currency other than U.S. dollars. Derivatives related to forecasted transactions are accounted for as cash flow hedges where the derivatives' fair value gains or losses are recorded in OCI and are reclassified into earnings at the same time and on the same income statement line as the earnings effect of the hedged transactions, including foreign currency gains or losses arising from changes in the U.S. currency exchange rates. Derivatives related to existing fixed rate securities are accounted for as fair value hedges, where the derivatives' fair value gains or losses and hedged items' fair value gains or losses are both recorded directly to earnings on the same income statement line item, including foreign currency gains or losses arising from changes in the U.S. currency exchange rates. Southern Company has elected to exclude the cross-currency basis spread from the assessment of effectiveness in the fair value hedges of its foreign currency risk and record any difference between the change in the fair value of the excluded components and the amounts recognized in earnings as a component of OCI.

At December 31, 2025, the following foreign currency derivatives were outstanding:

| | Pay Notional | Pay Rate | Receive Notional | Receive Rate | Hedge Maturity Date | Fair Value Gain (Loss) at December 31, 2025 |
|---|---|---|---|---|---|---|
| | *(in millions)* | | *(in millions)* | | | *(in millions)* |
| **Cash Flow Hedges of Existing Debt** | | | | | | |
| Southern Power | $ 564 | 3.78% | € 500 | 1.85% | June 2026 | $ 17 |
| **Fair Value Hedges of Existing Debt** | | | | | | |
| Southern Company parent | 1,476 | 3.39% | 1,250 | 1.88% | September 2027 | (18) |
| Southern Company | $2,040 | | €1,750 | | | $ (1) |

For cash flow hedges of foreign currency derivatives, the estimated pre-tax gains expected to be reclassified from AOCI to earnings for the year ending December 31, 2026 are $17 million for Southern Power.

### Derivative Financial Statement Presentation and Amounts

The Registrants enter into derivative contracts that may contain certain provisions that permit intra-contract netting of derivative receivables and payables for routine billing and offsets related to events of default and settlements. Southern Company and certain subsidiaries also utilize master netting agreements to mitigate exposure to counterparty credit risk. The fair value amounts of derivative assets and liabilities on the balance sheets are presented net to the extent that there are netting arrangements or similar agreements with the counterparties.

## Notes to Financial Statements

The fair value of energy-related derivatives, interest rate derivatives, and foreign currency derivatives was reflected as either assets or liabilities in the balance sheets (included in "Other" or shown separately as "Risk Management Activities") as follows:

| Derivative Category and Balance Sheet Location | At December 31, 2025 Assets | At December 31, 2025 Liabilities | At December 31, 2024 Assets | At December 31, 2024 Liabilities |
|---|---|---|---|---|
| | *(in millions)* | | | |
| **Southern Company** | | | | |
| **Energy-related derivatives designated as hedging instruments for regulatory purposes** | | | | |
| Current | **$ 24** | **$ 64** | $ 33 | $ 82 |
| Non-current | **31** | **35** | 42 | 40 |
| **Total derivatives designated as hedging instruments for regulatory purposes** | **55** | **99** | 75 | 122 |
| **Derivatives designated as hedging instruments in cash flow and fair value hedges** | | | | |
| Energy-related derivatives: | | | | |
| Current | **1** | **6** | 4 | 3 |
| Non-current | **2** | **1** | 4 | — |
| Interest rate derivatives: | | | | |
| Current | **8** | **48** | — | 61 |
| Non-current | **—** | **139** | — | 208 |
| Foreign currency derivatives: | | | | |
| Current | **17** | **22** | — | 36 |
| Non-current | **4** | **—** | — | 182 |
| **Total derivatives designated as hedging instruments in cash flow and fair value hedges** | **32** | **216** | 8 | 490 |
| **Energy-related derivatives not designated as hedging instruments** | | | | |
| Current | **6** | **6** | 5 | 3 |
| Non-current | **—** | **—** | 1 | — |
| **Total derivatives not designated as hedging instruments** | **6** | **6** | 6 | 3 |
| **Gross amounts recognized** | **93** | **321** | 89 | 615 |
| **Gross amounts offset**[a] | **(21)** | **(54)** | (44) | (61) |
| **Net amounts recognized in the Balance Sheets**[b] | **$ 72** | **$267** | $ 45 | $554 |
| | | | | |
| **Alabama Power** | | | | |
| **Energy-related derivatives designated as hedging instruments for regulatory purposes** | | | | |
| Current | **$ 9** | **$ 18** | $ 11 | $ 30 |
| Non-current | **10** | **13** | 15 | 12 |
| **Total derivatives designated as hedging instruments for regulatory purposes** | **19** | **31** | 26 | 42 |
| **Gross amounts offset** | **(13)** | **(13)** | (19) | (19) |
| **Net amounts recognized in the Balance Sheets** | **$ 6** | **$ 18** | $ 7 | $ 23 |
| | | | | |
| **Georgia Power** | | | | |
| **Energy-related derivatives designated as hedging instruments for regulatory purposes** | | | | |
| Current | **$ 7** | **$ 23** | $ 6 | $ 32 |
| Non-current | **10** | **10** | 13 | 9 |
| **Total derivatives designated as hedging instruments for regulatory purposes** | **17** | **33** | 19 | 41 |
| **Energy-related derivatives not designated as hedging instruments** | | | | |
| Current | **1** | **—** | — | 1 |
| **Gross amounts recognized** | **18** | **33** | 19 | 42 |
| **Gross amounts offset** | **(14)** | **(14)** | (15) | (15) |
| **Net amounts recognized in the Balance Sheets** | **$ 4** | **$ 19** | $ 4 | $ 27 |

| Derivative Category and Balance Sheet Location | At December 31, 2025 | | At December 31, 2024 | |
|---|---|---|---|---|
| | Assets | Liabilities | Assets | Liabilities |
| | *(in millions)* | | | |
| **Mississippi Power** | | | | |
| **Energy-related derivatives designated as hedging instruments for regulatory purposes** | | | | |
| Current | $ 3 | $ 15 | $ 5 | $ 15 |
| Non-current | 11 | 12 | 14 | 19 |
| **Total derivatives designated as hedging instruments for regulatory purposes** | 14 | 27 | 19 | 34 |
| **Gross amounts offset** | (13) | (13) | (17) | (17) |
| **Net amounts recognized in the Balance Sheets** | $ 1 | $ 14 | $ 2 | $ 17 |
| | | | | |
| **Southern Power** | | | | |
| **Derivatives designated as hedging instruments in cash flow hedges** | | | | |
| Energy-related derivatives: | | | | |
| Current | $ 1 | $ 1 | $ 1 | $ — |
| Non-current | 2 | — | 3 | — |
| Foreign currency derivatives: | | | | |
| Current | 17 | — | — | 11 |
| Non-current | — | — | — | 40 |
| **Total derivatives designated as hedging instruments in cash flow hedges** | 20 | 1 | 4 | 51 |
| **Energy-related derivatives not designated as hedging instruments** | | | | |
| Current | 1 | — | — | — |
| **Net amounts recognized in the Balance Sheets** | $ 21 | $ 1 | $ 4 | $ 51 |
| | | | | |
| **Southern Company Gas** | | | | |
| **Energy-related derivatives designated as hedging instruments for regulatory purposes** | | | | |
| Current | $ 5 | $ 8 | $ 11 | $ 5 |
| **Derivatives designated as hedging instruments in cash flow and fair value hedges** | | | | |
| Energy-related derivatives: | | | | |
| Current | — | 5 | 3 | 3 |
| Non-current | — | 1 | 1 | — |
| Interest rate derivatives: | | | | |
| Current | — | 13 | — | 17 |
| Non-current | — | 46 | — | 67 |
| **Total derivatives designated as hedging instruments in cash flow and fair value hedges** | — | 65 | 4 | 87 |
| **Energy-related derivatives not designated as hedging instruments** | | | | |
| Current | 4 | 6 | 5 | 2 |
| Non-current | — | — | 1 | — |
| **Total derivatives not designated as hedging instruments** | 4 | 6 | 6 | 2 |
| **Gross amounts recognized** | 9 | 79 | 21 | 94 |
| **Gross amounts offset[a]** | 19 | (14) | 7 | (10) |
| **Net amounts recognized in the Balance Sheets[b]** | $ 28 | $ 65 | $ 28 | $ 84 |

(a) Gross amounts offset includes cash collateral held on deposit in broker margin accounts of $33 million and $17 million at December 31, 2025 and 2024, respectively.

(b) Net amounts of derivative instruments outstanding exclude immaterial premium and intrinsic value associated with weather derivatives at December 31, 2025 and 2024.

# Notes to Financial Statements

At December 31, 2025 and 2024, the pre-tax effects of unrealized derivative gains (losses) arising from energy-related derivative instruments designated as regulatory hedging instruments and deferred were as follows:

**Regulatory Hedge Unrealized Gain (Loss) Recognized in the Balance Sheets**

| Derivative Category and Balance Sheet Location | Southern Company | Alabama Power | Georgia Power | Mississippi Power | Southern Company Gas |
|---|---|---|---|---|---|
| | *(in millions)* | | | | |
| **At December 31, 2025:** | | | | | |
| Energy-related derivatives: | | | | | |
| Other regulatory assets, current | $ (48) | $ (13) | $ (17) | $ (12) | $ (6) |
| Other regulatory assets, deferred | (8) | (5) | (1) | (2) | — |
| Other regulatory liabilities, current | 7 | 4 | 1 | — | 2 |
| Other regulatory liabilities, deferred | 4 | 2 | 1 | 1 | — |
| **Total energy-related derivative gains (losses)** | $ (45) | $ (12) | $ (16) | $ (13) | $ (4) |
| | | | | | |
| **At December 31, 2024:** | | | | | |
| Energy-related derivatives: | | | | | |
| Other regulatory assets, current | $ (61) | $ (23) | $ (26) | $ (11) | $ (1) |
| Other regulatory assets, deferred | (5) | — | — | (5) | — |
| Other regulatory liabilities, current | 8 | 4 | — | — | 4 |
| Other regulatory liabilities, deferred | 8 | 3 | 4 | 1 | — |
| **Total energy-related derivative gains (losses)** | $ (50) | $ (16) | $ (22) | $ (15) | $ 3 |

For the years ended December 31, 2025, 2024, and 2023, the pre-tax effects of cash flow and fair value hedge accounting on AOCI for the applicable Registrants were as follows:

| Gain (Loss) From Derivatives Recognized in OCI | 2025 | 2024 | 2023 |
|---|---|---|---|
| | *(in millions)* | | |
| **Southern Company** | | | |
| Cash flow hedges: | | | |
| Energy-related derivatives | $ (8) | $ (7) | $ (81) |
| Interest rate derivatives | 6 | 23 | (12) |
| Foreign currency derivatives | 58 | (40) | 14 |
| Fair value hedges[(*)]: | | | |
| Foreign currency derivatives | (22) | 16 | 21 |
| Total | $ 34 | $ (8) | $ (58) |
| **Georgia Power** | | | |
| Cash flow hedges: | | | |
| Interest rate derivatives | $ 4 | $ 24 | $ (2) |
| **Mississippi Power** | | | |
| Cash flow hedges: | | | |
| Interest rate derivatives | $ (1) | $ 7 | $ — |
| **Southern Power** | | | |
| Cash flow hedges: | | | |
| Energy-related derivatives | $ (1) | $ (1) | $ (18) |
| Foreign currency derivatives | 58 | (40) | 14 |
| Total | $ 57 | $ (41) | $ (4) |
| **Southern Company Gas** | | | |
| Cash flow hedges: | | | |
| Energy-related derivatives | $ (6) | $ (6) | $ (63) |
| Interest rate derivatives | 2 | (5) | — |
| Total | $ (4) | $ (11) | $ (63) |

(*) Represents amounts excluded from the assessment of effectiveness for which the difference between changes in fair value and periodic amortization is recorded in OCI.

## Notes to Financial Statements

The pre-tax effects of cash flow and fair value hedge accounting on income for the years ended December 31, 2025, 2024, and 2023 were as follows:

| Statements of Income Location | Derivative Category | Gain (Loss) 2025 | 2024 | 2023 |
|---|---|---|---|---|
| | | *(in millions)* | | |
| **Southern Company** | | | | |
| Fuel | Energy-related cash flow hedges | $ 1 | $ (6) | $(23) |
| Cost of natural gas | Energy-related cash flow hedges | (3) | (40) | (44) |
| Other operations and maintenance | Energy-related cash flow hedges | — | (2) | (2) |
| Interest expense, net of amounts capitalized | Interest rate cash flow hedges | (13) | (16) | (35) |
| | Foreign currency cash flow hedges | (10) | (12) | (11) |
| | Interest rate fair value hedges | 90 | (4) | 37 |
| Other income (expense), net | Foreign currency cash flow hedges | 68 | (33) | 19 |
| | Foreign currency fair value hedges | 149 | 2 | 69 |
| | Amount excluded from effectiveness testing recognized in earnings | 22 | (16) | (21) |
| **Southern Power** | | | | |
| Fuel | Energy-related cash flow hedges | $ 1 | $ (6) | $(23) |
| Interest expense, net of amounts capitalized | Foreign currency cash flow hedges | (10) | (12) | (11) |
| Other income (expense), net | Foreign currency cash flow hedges | 68 | (33) | 19 |
| **Southern Company Gas** | | | | |
| Cost of natural gas | Energy-related cash flow hedges | $ (3) | $ (40) | $(44) |
| Other operations and maintenance | Energy-related cash flow hedges | — | (2) | (2) |
| Interest expense, net of amounts capitalized | Interest rate cash flow hedges | (1) | (1) | (19) |
| | Interest rate fair value hedges | 25 | (5) | 6 |

At December 31, 2025 and 2024, the following amounts were recorded on the balance sheets related to cumulative basis adjustments for fair value hedges:

| Balance Sheet Location of Hedged Items | Carrying Amount of the Hedged Item At December 31, 2025 | At December 31, 2024 | Cumulative Amount of Fair Value Hedging Adjustment included in Carrying Amount of the Hedged Item At December 31, 2025 | At December 31, 2024 |
|---|---|---|---|---|
| | *(in millions)* | | *(in millions)* | |
| **Southern Company** | | | | |
| Long-term debt | $(3,742) | $(2,936) | $156 | $242 |
| **Southern Company Gas** | | | | |
| Long-term debt | $ (446) | $ (422) | $ 51 | $ 75 |

Pre-tax gains (losses) on energy-related derivatives not designated as hedging instruments were $(11) million, $94 million, and $59 million for the years ended December 31, 2025, 2024, and 2023, respectively, and reflected in cost of natural gas on the statements of income of Southern Company and Southern Company Gas.

## Notes to Financial Statements

### Contingent Features

The Registrants do not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. There are certain derivatives that could require collateral, but not accelerated payment, in the event of various credit rating changes of certain Southern Company subsidiaries. Generally, collateral may be provided by a Southern Company guaranty, letter of credit, or cash. At December 31, 2025, the Registrants had no collateral posted with derivative counterparties to satisfy these arrangements.

For Southern Company, the fair value of foreign currency derivative liabilities and interest rate derivative liabilities with contingent features, and the maximum potential collateral requirements arising from the credit-risk-related contingent features at a rating below BBB- and/or Baa3, was $20 million at December 31, 2025. For Southern Power, there were no foreign currency derivative liabilities with contingent features or associated collateral requirements arising from the credit-risk-related contingent features at a rating below BBB- and/or Baa3 at December 31, 2025. For the traditional electric operating companies and Southern Power, energy-related derivative liabilities with contingent features and the maximum potential collateral requirements arising from the credit-risk-related contingent features, at a rating below BBB- and/or Baa3, were immaterial at December 31, 2025. The maximum potential collateral requirements arising from the credit-risk-related contingent features for the traditional electric operating companies and Southern Power include certain agreements that could require collateral in the event that one or more Southern Company power pool participants has a credit rating change to below investment grade.

Alabama Power and Southern Power maintain accounts with certain regional transmission organizations to facilitate financial derivative transactions, and they may be required to post collateral based on the value of the positions in these accounts and the associated margin requirements. At December 31, 2025, cash collateral posted in these accounts was immaterial for Alabama Power and Southern Power. Southern Company Gas maintains accounts with brokers or the clearing houses of certain exchanges to facilitate financial derivative transactions. Based on the value of the positions in these accounts and the associated margin requirements, Southern Company Gas may be required to deposit cash into these accounts, which are netted with energy-related derivatives recognized in the balance sheets.

The Registrants are exposed to losses related to financial instruments in the event of counterparties' nonperformance. The Registrants generally enter into agreements and material transactions with counterparties that have investment grade credit ratings by Moody's, S&P, or Fitch or with counterparties who have posted collateral to cover potential credit exposure. The Registrants have also established risk management policies and controls to determine and monitor the creditworthiness of counterparties in order to mitigate their exposure to counterparty credit risk.

Southern Company Gas uses established credit policies to determine and monitor the creditworthiness of counterparties, including requirements to post collateral or other credit security, as well as the quality of pledged collateral. Collateral or credit security is most often in the form of cash or letters of credit from an investment-grade financial institution, but may also include cash or U.S. government securities held by a trustee. Prior to entering a physical transaction, Southern Company Gas assigns its counterparties an internal credit rating and credit limit based on the counterparties' Moody's, S&P, and Fitch ratings, commercially available credit reports, and audited financial statements. Southern Company Gas may require counterparties to pledge additional collateral when deemed necessary.

The Registrants do not anticipate a material adverse effect on their respective financial statements as a result of counterparty nonperformance.

### 15. ACQUISITIONS AND DISPOSITIONS

#### Alabama Power

On September 30, 2025, Alabama Power completed its acquisition of Tenaska Alabama Partners, L.P., which owned and operated the Lindsay Hill Generating Station, an approximately 879.7-MW combined cycle generation facility in Autauga County, Alabama. The transaction was accounted for as a business combination. The total purchase price was $635 million, of which $622 million was related to net assets recorded within property, plant, and equipment and the remainder was included in inventory, current receivables, and accounts payable on the balance sheet. The transaction was recorded as a business acquisition within the investing section of the statement of cash flows. Alabama Power assumed an existing power sales agreement under which the full output of the generating facility remains committed to a non-affiliated third party through April 2027. See Note 2 under "Alabama Power – Rate CNP New Plant" for additional information.

#### Mississippi Power

On July 30, 2025, Mississippi Power completed the acquisition of FP&L's 50% ownership interest in Plant Daniel Units 1 and 2 and, as part of the acquisition, received approximately $36 million from FP&L. See Note 2 under "Mississippi Power – Plant Daniel" for additional information.

## Notes to Financial Statements

### Southern Power

Southern Power's acquisition-related costs for the projects discussed under "Asset Acquisitions" and "Construction Projects" were not material for any of the years presented.

#### Asset Acquisitions

During 2023, Southern Power acquired the Millers Branch and South Cheyenne projects, as discussed further under "Construction Projects" below, with an aggregate purchase price of $193 million. There were no asset acquisitions during 2024 and 2025.

#### Construction Projects

During 2024, Southern Power completed construction of and placed in service the 150-MW South Cheyenne solar facility. During 2025, Southern Power continued construction of the three phases of the 512-MW Millers Branch solar facility. At December 31, 2025, the total cost of construction incurred for the Millers Branch project was $694 million, which is primarily included in CWIP. The ultimate outcome of these matters cannot be determined at this time.

| Project Facility | Resource | Approximate Nameplate Capacity (MW) | Location | Actual/Projected COD | PPA Contract Period |
|---|---|---|---|---|---|
| **Projects Under Construction at December 31, 2025** | | | | | |
| Millers Branch | | | | | |
| Phase I | Solar | 200 | Haskell County, TX | February 2026[*] | 20 years |
| Phase II | Solar | 180 | Haskell County, TX | Second quarter 2026 | 15 years |
| Phase III | Solar | 132 | Haskell County, TX | Fourth quarter 2026 | 15 years |
| **Projects Completed During 2024** | | | | | |
| South Cheyenne | Solar | 150 | Laramie County, WY | April 2024 | 20 years |

(*) Subsequent to December 31, 2025, Southern Power completed construction of the 200-MW first phase of the Millers Branch solar facility.

#### Wind Repowering Projects

During 2025, Southern Power continued the development project to repower the Kay wind facility and began development projects to repower the Grant Plains, Grant, Wake, and Bethel wind facilities. At December 31, 2025, the total cost of construction incurred related to the projects was $358 million and is included in CWIP. The repowered output of the facilities is contracted under new and amended PPAs. The ultimate outcome of these matters cannot be determined at this time.

| Project Facility | Resource | Approximate Nameplate Capacity (MW) | Location | Projected COD |
|---|---|---|---|---|
| **Projects Under Construction at December 31, 2025** | | | | |
| Kay[*] | Wind | 200 | Kay County, OK | Third quarter 2026 |
| Grant Plains | Wind | 147 | Grant County, OK | Fourth quarter 2026 |
| Grant | Wind | 152 | Grant County, OK | Fourth quarter 2026 |
| Wake | Wind | 257 | Crosby & Floyd Counties, TX | Second quarter 2027 |
| Bethel | Wind | 276 | Castro County, TX | Third quarter 2027 |

(*) The facility has a total capacity of 299 MWs, of which 200 MWs is projected to be repowered and is contracted under a PPA.

*Notes to Financial Statements*

*Purchase of Renewable Facility Interests*

On December 31, 2025, Southern Power completed the purchase of 100% of the noncontrolling Class A membership interests in SP Wind from the three financial investors for approximately $282 million. Since Southern Power retains control of SP Wind, the purchase was accounted for as an equity transaction, and Southern Power will continue to consolidate SP Wind in its financial statements. On the date of the transaction, noncontrolling interest was reduced by $242 million. The difference in the purchase price and the carrying value of the noncontrolling interest resulted in a $36 million non-cash decrease to Southern Power's common stockholders' equity, net of deferred tax remeasurement. See Note 7 under "Southern Power – Variable Interest Entities – SP Wind" for additional information.

## 16. SEGMENT AND RELATED INFORMATION

The Registrants adopted ASU 2023–07 and applied the guidance retrospectively effective for the fiscal year beginning January 1, 2024. See Note 1 under "Recently Adopted Accounting Standards" for additional information.

The CODM at Southern Company, the traditional electric operating companies, and Southern Company Gas is the chairman, president, and chief executive officer of such Registrant. Southern Power's CODM consists of the chairman and chief executive officer and the president. The CODMs assess segment performance using net income that is reflected on the Registrants' respective statements of income as net income attributable to the registrant or net income, as applicable. The CODMs use net income in the annual budget and forecasting process and consider budget versus actual results on a monthly basis when making decisions about the allocation of resources. Asset information by segment is not utilized by the CODMs for purposes of assessing performance or allocating resources.

### Southern Company

Southern Company's reportable business segments are the sale of electricity by the traditional electric operating companies, the sale of electricity in the competitive wholesale market by Southern Power, and the distribution of natural gas and other complementary products and services by Southern Company Gas. While the traditional electric operating companies represent three separate operating segments, they are vertically integrated utilities providing electric service to retail customers, as well as wholesale customers, in the Southeast and have been aggregated into one reportable segment. The "All Other" presentation includes the Southern Company parent entity, which does not allocate operating expenses to business segments, and operating segments below the quantitative threshold for separate disclosure. These operating segments include providing distributed energy and resilience solutions and deploying microgrids for commercial, industrial, governmental, and utility customers, as well as investments in telecommunications. Revenues from sales by Southern Power to the traditional electric operating companies were $437 million, $371 million, and $537 million in 2025, 2024, and 2023, respectively. All other inter-segment revenues were immaterial for all periods presented.

Southern Company's CODM utilizes segment net income, including variances to budget and forecasts, to assess performance and is not provided with segment expense information. To achieve the consolidated net income goal, Southern Company's CODM sets net income expectations for each operating segment, which is expected to monitor its expenses in order to achieve its assigned net income target. Therefore, Southern Company has no reportable significant segment expenses.

## Notes to Financial Statements

Financial data for business segments and products and services for the years ended December 31, 2025, 2024, and 2023 was as follows:

| | Electric Utilities | | | | | | | | |
| | Traditional Electric Operating Companies | Southern Power | Eliminations | Total | Southern Company Gas | Total Reportable Segments | All Other | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|---|---|
| | *(in millions)* | | | | | | | | |
| **2025** | | | | | | | | | |
| **Operating revenues** | $ 22,056 | $ 2,198 | $ (477) | $ 23,777 | $ 5,044 | $ 28,821 | $ 893 | $(161) | $ 29,553 |
| Other segment items[(a)(b)(c)] | 11,157 | 1,187 | (477) | 11,867 | 3,172 | 15,039 | 872 | (154) | 15,757 |
| Depreciation and amortization[(d)] | 3,882 | 843 | — | 4,725 | 708 | 5,433 | 68 | — | 5,501 |
| Earnings from equity method investments | 6 | — | — | 6 | 127 | 133 | (21) | — | 112 |
| Interest expense[(e)] | 1,341 | 104 | — | 1,445 | 377 | 1,822 | 1,416 | — | 3,238 |
| Income taxes (benefit) | 1,100 | (61) | — | 1,039 | 182 | 1,221 | (393) | — | 828 |
| Segment net income (loss)[(b)(c)(d)(e)(f)] | $ 4,582 | $ 125 | $ — | $ 4,707 | $ 732 | $ 5,439 | $(1,091) | $ (7) | $ 4,341 |
| **At December 31, 2025** | | | | | | | | | |
| Goodwill | $ — | $ 2 | $ — | $ 2 | $ 5,015 | $ 5,017 | $ 144 | $ — | $ 5,161 |
| Total assets | 114,287 | 12,657 | (915) | 126,029 | 27,387 | 153,416 | 2,829 | (525) | 155,720 |
| **2024** | | | | | | | | | |
| Operating revenues | $ 19,977 | $ 2,014 | $ (388) | $ 21,603 | $ 4,456 | $ 26,059 | $ 843 | $(178) | $ 26,724 |
| Other segment items[(a)(b)(g)(h)] | 10,057 | 1,060 | (388) | 10,729 | 2,613 | 13,342 | 802 | (149) | 13,995 |
| Depreciation and amortization[(d)] | 3,512 | 522 | — | 4,034 | 650 | 4,684 | 71 | — | 4,755 |
| Earnings from equity method investments | 8 | — | — | 8 | 146 | 154 | (17) | 2 | 139 |
| Interest expense | 1,255 | 117 | — | 1,372 | 341 | 1,713 | 1,030 | — | 2,743 |
| Income taxes (benefit) | 1,016 | (13) | — | 1,003 | 258 | 1,261 | (292) | — | 969 |
| Segment net income (loss)[(b)(d)(f)(g)(h)] | $ 4,145 | $ 328 | $ — | $ 4,473 | $ 740 | $ 5,213 | $ (785) | $ (27) | $ 4,401 |
| **At December 31, 2024** | | | | | | | | | |
| Goodwill | $ — | $ 2 | $ — | $ 2 | $ 5,015 | $ 5,017 | $ 144 | $ — | $ 5,161 |
| Total assets | 105,577 | 12,653 | (1,025) | 117,205 | 26,177 | 143,382 | 2,371 | (573) | 145,180 |
| **2023** | | | | | | | | | |
| Operating revenues | $ 18,358 | $ 2,189 | $ (549) | $ 19,998 | $ 4,702 | $ 24,700 | $ 718 | $(165) | $ 25,253 |
| Other segment items[(a)(b)(c)(i)] | 9,643 | 1,187 | (549) | 10,281 | 3,124 | 13,405 | 699 | (150) | 13,954 |
| Depreciation and amortization | 3,361 | 504 | — | 3,865 | 582 | 4,447 | 78 | — | 4,525 |
| Earnings from equity method investments | (1) | — | — | (1) | 140 | 139 | 5 | — | 144 |
| Interest expense | 1,145 | 129 | — | 1,274 | 310 | 1,584 | 879 | (17) | 2,446 |
| Income taxes (benefit) | 571 | 12 | — | 583 | 211 | 794 | (298) | — | 496 |
| Segment net income (loss)[(b)(c)(f)(i)] | $ 3,637 | $ 357 | $ — | $ 3,994 | $ 615 | $ 4,609 | $ (635) | $ 2 | $ 3,976 |
| **At December 31, 2023** | | | | | | | | | |
| Goodwill | $ — | $ 2 | $ — | $ 2 | $ 5,015 | $ 5,017 | $ 144 | $ — | $ 5,161 |
| Total assets | 100,429 | 12,761 | (545) | 112,645 | 25,083 | 137,728 | 2,446 | (843) | 139,331 |

(a) Primarily consists of fuel, purchased power, cost of natural gas, cost of other sales, other operations and maintenance (including credits to income for estimated probable losses, regulatory disallowances, losses (gains) on asset dispositions, and impairment charges), taxes other than income taxes, AFUDC equity, non-service cost-related retirement benefits income, and net income (loss) attributable to noncontrolling interests.

(b) For the traditional electric operating companies, includes pre-tax credits to income at Georgia Power for the estimated probable loss associated with the construction and completion of Plant Vogtle Units 3 and 4 of $60 million ($45 million after tax) in 2025, $21 million ($16 million after tax) in 2024, and $68 million ($50 million after tax) in 2023. See Note 2 under "Georgia Power – Nuclear Construction" for additional information.

## Notes to Financial Statements

(c) For Southern Company Gas, includes pre-tax charges associated with the disallowance of certain capital investments at Nicor Gas totaling approximately $63 million ($47 million after tax) in 2025 and $96 million ($72 million after tax) in 2023. See Note 2 under "Southern Company Gas" for additional information.

(d) For Southern Power, includes accelerated depreciation related to the repowering of multiple wind facilities of $307 million ($221 million after tax, net of noncontrolling interest impacts) in 2025 and $9 million ($7 million after tax, net of noncontrolling interest impacts) in 2024. See Note 15 under "Southern Power–Wind Repowering Projects" for additional information.

(e) For All Other, includes a pre-tax loss of $252 million ($189 million after tax) associated with the extinguishment of debt at the parent company. See Note 8 under "Convertible Senior Notes" for additional information.

(f) Attributable to Southern Company.

(g) For the traditional electric operating companies, includes a pre-tax impairment loss at Alabama Power of $36 million ($27 million after tax) related to Alabama Power discontinuing the development of a multi-use commercial facility. See Note 1 under "Impairment of Long-Lived Assets" for additional information.

(h) For the traditional electric operating companies, includes a pre-tax gain at Georgia power of approximately $114 million ($84 million after tax) related to the sale of transmission line assets under the integrated transmission system agreement. See Note 2 under "Georgia Power – Transmission Asset Sales" for additional information.

(i) For Southern Power, includes an $18 million pre-tax loss recovery ($9 million after tax and partnership allocations) related to an arbitration award and a $16 million pre-tax gain ($12 million after tax) on the sale of spare parts.

### Products and Services

| Year | Electric Utilities' Revenues | | | |
| --- | --- | --- | --- | --- |
| | Retail | Wholesale | Other | Total |
| | *(in millions)* | | | |
| **2025** | **$19,331** | **$2,940** | **$1,506** | **$23,777** |
| 2024 | 17,790 | 2,431 | 1,382 | 21,603 |
| 2023 | 16,343 | 2,467 | 1,188 | 19,998 |

| Year | Southern Company Gas' Revenues | | | |
| --- | --- | --- | --- | --- |
| | Gas Distribution Operations | Gas Marketing Services | Other | Total |
| | *(in millions)* | | | |
| **2025** | **$ 4,428** | **$ 582** | **$ 34** | **$ 5,044** |
| 2024 | 3,899 | 516 | 41 | 4,456 |
| 2023 | 4,090 | 548 | 64 | 4,702 |

### Traditional Electric Operating Companies

Each of the traditional electric operating companies' single reportable business segment is the sale of electricity. Revenues from products and services of the traditional electric operating companies are segregated into retail, wholesale, and other as reflected on their statements of income.

Alabama Power and Georgia Power have identified utility operations and maintenance expenses as significant segment expenses provided to their CODMs. Utility operations and maintenance expenses is calculated as other operations and maintenance, as reflected on the statements of income, less expenses from unregulated products and services, losses (gains) on asset dispositions, impairment charges, amortization of cloud software, and, for Georgia Power, charges (credits) for estimated loss on Plant Vogtle Units 3 and 4. Alabama Power's utility operations and maintenance expenses are disaggregated into expenses related to Rate RSE and Rate CNP Compliance. See Note 2 under "Alabama Power" for additional information.

During the third and fourth quarters of 2025, Mississippi Power updated the information provided to its CODM. As a result, Mississippi Power has identified certain operational and environmental compliance expenses as significant segment expenses and has recast prior period information to conform to the current period presentation.

## Notes to Financial Statements

Financial data for significant segment expenses and other segment information for the years ended December 31, 2025, 2024, and 2023 was as follows:

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | | *(in millions)* | |
| **Alabama Power** | | | |
| Operating revenues | $ 8,235 | $ 7,554 | $ 7,050 |
| Utility operations and maintenance | | | |
|     Rate RSE expenses | 1,636 | 1,480 | 1,421 |
|     Rate CNP Compliance expenses | 292 | 279 | 254 |
| Total utility operations and maintenance | 1,928 | 1,759 | 1,675 |
| Other segment items[a][b] | 2,391 | 2,125 | 2,098 |
| Depreciation and amortization | 1,510 | 1,459 | 1,401 |
| Interest expense | 465 | 448 | 425 |
| Income taxes | 425 | 360 | 81 |
| Segment net income[b] | $ 1,516 | $ 1,403 | $ 1,370 |
| Capital expenditures | $ 2,508 | $ 2,114 | $ 2,159 |
| **Georgia Power** | | | |
| Operating revenues | $12,631 | $11,331 | $10,118 |
| Utility operations and maintenance | 2,339 | 2,210 | 1,901 |
| Other segment items[a][c][d] | 3,972 | 3,476 | 3,382 |
| Depreciation and amortization | 2,074 | 1,774 | 1,681 |
| Interest expense | 793 | 725 | 626 |
| Income taxes | 602 | 603 | 448 |
| Segment net income[c][d] | $ 2,851 | $ 2,543 | $ 2,080 |
| Capital expenditures | $ 8,140 | $ 5,355 | $ 5,394 |
| **Mississippi Power** | | | |
| Operating revenues | $ 1,695 | $ 1,463 | $ 1,474 |
| Operational expenses[e] | 264 | 254 | 265 |
| Environmental compliance expenses[f] | 16 | 12 | 10 |
| Other segment items[a] | 845 | 681 | 714 |
| Depreciation and amortization | 211 | 193 | 190 |
| Interest expense | 79 | 77 | 71 |
| Income taxes | 65 | 47 | 36 |
| Segment net income | $ 215 | $ 199 | $ 188 |
| Capital expenditures | $ 320 | $ 357 | $ 342 |

(a) Primarily consists of fuel, purchased power, expenses from unregulated products and services, losses (gains) on asset dispositions, amortization of cloud software, taxes other than income taxes, AFUDC equity, and non-service cost-related retirement benefits income. For Alabama Power, includes impairment charges. For Georgia Power, includes credits for estimated loss on Plant Vogtle Units 3 and 4. For Mississippi Power, includes employee benefit expenses. Also includes earnings from equity method investments, which were immaterial for all periods presented.

(b) For 2024, includes a pre-tax impairment loss of $36 million ($27 million after tax) related to Alabama Power discontinuing the development of a multi-use commercial facility. See Note 1 under "Impairment of Long-Lived Assets" for additional information.

(c) Includes pre-tax credits to income for the estimated probable loss associated with the construction and completion of Plant Vogtle Units 3 and 4 of $60 million ($45 million after tax) in 2025, $21 million ($16 million after tax) in 2024, and $68 million ($50 million after tax) in 2023. See Note 2 under "Georgia Power – Nuclear Construction" for additional information.

(d) For 2024, includes a pre-tax gain of approximately $114 million ($84 million after tax) related to the sale of transmission line assets under the integrated transmission system agreement. See Note 2 under "Georgia Power – Transmission Asset Sales" for additional information.

(e) Consists of certain operations and maintenance expenses related to PEP and the MRA tariff, including labor costs, materials, contract services, and other normal operational costs. See Note 2 under "Mississippi Power" for additional information regarding PEP and the MRA tariff.

(f) Consists of environmental compliance expenses related to ECO Plan and the MRA tariff. See Note 2 under "Mississippi Power" for additional information regarding ECO Plan and the MRA tariff.

# Notes to Financial Statements

## Southern Power

Southern Power's single reportable business segment is the sale of electricity in the competitive wholesale market. Substantially all of Southern Power's revenues from products and services are reflected as wholesale on its consolidated statements of income. Southern Power's CODM utilizes segment expense information in the form of variances to budget to assess performance; therefore, Southern Power has no reportable significant segment expenses.

Financial data for segment information for the years ended December 31, 2025, 2024, and 2023 was as follows:

| | 2025 | 2024 | 2023 |
|---|---:|---:|---:|
| | | *(in millions)* | |
| Operating revenues | **$2,198** | $2,014 | $2,189 |
| Other segment items[a][b] | **1,187** | 1,060 | 1,187 |
| Depreciation and amortization[c] | **843** | 522 | 504 |
| Interest expense | **104** | 117 | 129 |
| Income taxes (benefit) | **(61)** | (13) | 12 |
| Segment net income[b][c][d] | **$ 125** | $ 328 | $ 357 |

(a) Primarily consists of fuel, purchased power, other operations and maintenance, taxes other than income taxes, losses (gains) on asset dispositions, and net income (loss) attributable to noncontrolling interests.

(b) For 2023, includes an $18 million pre-tax loss recovery ($9 million after tax and partnership allocations) related to an arbitration award and a $16 million pre-tax gain ($12 million after tax) on the sale of spare parts.

(c) Includes accelerated depreciation of $307 million ($221 million after tax, net of noncontrolling interest impacts) in 2025 and $9 million ($7 million after tax, net of noncontrolling interest impacts) in 2024 related to the repowering of multiple wind facilities. See Note 15 under "Southern Power–Wind Repowering Projects" for additional information.

(d) Southern Power had no earnings from equity method investments for any period presented.

## Southern Company Gas

Southern Company Gas manages its business through three reportable segments – gas distribution operations, gas pipeline investments, and gas marketing services. The non-reportable segments are combined and presented as "All Other."

The gas distribution operations segment is the largest component of Southern Company Gas' business and includes natural gas local distribution utilities that construct, manage, and maintain intrastate natural gas pipelines and gas distribution facilities in four states.

The gas pipeline investments segment consists of joint ventures in natural gas pipeline investments including a 50% interest in SNG and a 50% joint ownership interest in the Dalton Pipeline. These natural gas pipelines enable the provision of diverse sources of natural gas supplies to the customers of Southern Company Gas. See Notes 5 and 7 for additional information.

The gas marketing services segment provides natural gas marketing to end-use customers primarily in Georgia through SouthStar.

The "All Other" presentation includes operating segments and subsidiaries that fall below the quantitative threshold for separate disclosure.

Southern Company Gas' CODM utilizes segment expense information in the form of variances to budget to assess performance; therefore, Southern Company Gas has no reportable significant segment expenses.

## Notes to Financial Statements

Financial data for business segments for the years ended December 31, 2025, 2024, and 2023 was as follows:

| | Gas Distribution Operations | Gas Pipeline Investments | Gas Marketing Services | Total Reportable Segments | All Other | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| | | | | *(in millions)* | | | |
| **2025** | | | | | | | |
| **Operating revenues** | $ 4,428 | $ 32 | $ 582 | $ 5,042 | $ 12 | $ (10) | $ 5,044 |
| **Other segment items[a][b]** | 2,721 | 5 | 444 | 3,170 | 12 | (10) | 3,172 |
| **Depreciation and amortization** | 687 | 5 | 14 | 706 | 2 | — | 708 |
| **Earnings from equity method investments** | — | 127 | — | 127 | — | — | 127 |
| **Interest expense** | 342 | 36 | 3 | 381 | (4) | — | 377 |
| **Income taxes** | 109 | 28 | 34 | 171 | 11 | — | 182 |
| **Segment net income (loss)[b]** | $ 569 | $ 85 | $ 87 | $ 741 | $ (9) | $ — | $ 732 |
| **Total assets at December 31, 2025** | $25,391 | $1,475 | $1,749 | $28,615 | $10,643 | $(11,871) | $27,387 |
| **2024** | | | | | | | |
| Operating revenues | $ 3,899 | $ 32 | $ 516 | $ 4,447 | $ 23 | $ (14) | $ 4,456 |
| Other segment items[a] | 2,236 | 6 | 356 | 2,598 | 29 | (14) | 2,613 |
| Depreciation and amortization | 630 | 5 | 14 | 649 | 1 | — | 650 |
| Earnings from equity method investments | — | 146 | — | 146 | — | — | 146 |
| Interest expense | 311 | 35 | 3 | 349 | (8) | — | 341 |
| Income taxes | 172 | 31 | 41 | 244 | 14 | — | 258 |
| Segment net income (loss) | $ 550 | $ 101 | $ 102 | $ 753 | $ (13) | $ — | $ 740 |
| Total assets at December 31, 2024 | $24,067 | $1,573 | $1,696 | $27,336 | $10,047 | $(11,206) | $26,177 |
| **2023** | | | | | | | |
| Operating revenues | $ 4,105 | $ 32 | $ 548 | $ 4,685 | $ 36 | $ (19) | $ 4,702 |
| Other segment items[a][b] | 2,702 | 5 | 402 | 3,109 | 34 | (19) | 3,124 |
| Depreciation and amortization | 561 | 5 | 15 | 581 | 1 | — | 582 |
| Earnings from equity method investments | — | 140 | — | 140 | — | — | 140 |
| Interest expense | 275 | 32 | 3 | 310 | — | — | 310 |
| Income taxes | 126 | 32 | 37 | 195 | 16 | — | 211 |
| Segment net income (loss)[b] | $ 441 | $ 98 | $ 91 | $ 630 | $ (15) | $ — | $ 615 |
| Total assets at December 31, 2023 | $22,906 | $1,534 | $1,615 | $26,055 | $ 9,675 | $(10,647) | $25,083 |

(a) Primarily consists of cost of natural gas, other operations and maintenance, taxes other than income taxes, estimated loss on regulatory disallowance, AFUDC equity, and non-service cost-related retirement benefits income.

(b) For gas distribution operations, includes pre-tax charges associated with the disallowance of certain capital investments at Nicor Gas totaling approximately $63 million ($47 million after tax) in 2025 and $96 million ($72 million after tax) in 2023. See Note 2 under "Southern Company Gas" for additional information.

# Shareholder Information

## Transfer Agent

EQ Shareowner Services is Southern Company's transfer agent, dividend-paying agent, investment plan administrator and registrar. If you have questions concerning your registered Southern Company shareowner account, please contact:

EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, Minnesota 55120

Telephone: 1.800.554.7626
Website: *shareowneronline.com*

## Southern Company Shareholder Relations

Telephone: 404.506.0965
Email: shareholderservices@southernco.com

## Southern Investment Plan

The Southern Investment Plan is a convenient way to become a Southern Company shareholder. Participants in the Plan can purchase additional shares in Southern Company through optional cash purchases and reinvestment of dividends.

The Southern Investment Plan prospectus can be found at *investor.southerncompany.com/shareowner-services/default.aspx.*

## Dividend Payments

Southern Company has paid dividends since 1948. Historically, dividends are declared and paid quarterly at the discretion of the board of directors.

## Auditors

Deloitte & Touche LLP
191 Peachtree St. NE
Suite 2000
Atlanta, GA 30303

## Investor Information

For information about earnings and dividends, stock quotes and current news releases, please visit us at *investor.southerncompany.com.*

## Institutional Investor Inquiries

Southern Company maintains an investor relations office in Atlanta, Georgia, 404.506.0901, to meet the information needs of institutional investors and securities analysts.

## Electronic Delivery of Proxy Materials

Any stockholder may enroll for electronic delivery of proxy materials by logging on at *www.icsdelivery.com/so.*

## Common Stock

Southern Company common stock is listed on the NYSE under the ticker symbol SO. On January 31, 2026, Southern Company had 87,056 shareholders of record.

The 2025 annual report is submitted for shareholders' information. It is not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, securities.

Southern Company is a holding company that conducts business through its subsidiaries. Unless the context otherwise requires, references to Southern Company's customers, communities and operations in this 2025 annual report refer to the customers, communities and operations of its subsidiaries.

Pages 6–188 of this 2025 annual report contain excerpts from Southern Company's Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 18, 2026. Information in these pages is provided as of the February 18, 2026 filing date and has not been updated for any subsequent events or developments.

Visit our website at *www.southerncompany.com.*

Follow us on X at *www.x.com/southerncompany.*



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